.6/20

02042051

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Societe Generale

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUL 01 2002 THOMSON FINANCIAL

FILE NO. 82- 3501 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 6/21/02


Annual report
Société Générale Group
ARS
12-31-01
02 JUN 20 AM 11:30

File n° 82.3501

SOCIETE GENERALE
GROUP

RETAIL BANKING • ASSET MANAGEMENT • CORPORATE AND INVESTMENT BANKING



ail Banking
quisition of Romanian
velopment Bank – Romania,
/ – Madagascar,
CD – Chad

Retail Banking
Acquisition of SKB Banka – Slovenia,
Komercni Banka – Czech Republic

Specialized Financial Services
Acquisition of GEFA and ALD – Germany

Private Banking
Acquisition of Banque De Maertelaere – Belgium

Asset Management
Acquisition of TCW – United States

In 1996

4 [illegible]

46,000 [illegible]

[illegible]

63

6.6

8.7%

In 200[illegible]

Over 13 [illegible] **lion cu**[illegible]**ers**
in retail [illegible]**king**

86,500 [illegible]**mployees,**
includi[illegible] **43% outside France**

300

13.9

15.5%

1998

Retail Banking
Acquisition of Crédit du Nord – France

Private Banking
Acquisition of Hambros – United Kingdom

Investment Banking
Acquisition of Cowen and Co. – United States

Asset Management
Takeover of Yamaichi ICM – Japan
Creation of SGAM UK – United Kingdom

Ret
Acq
De
BF
BT



Société Générale Group's development on the move

Photo:
Los Angeles financial district,
TCW tower.

Contents



Profile

The Société Générale Group
is the sixth largest bank in the euro zone.

Its business mix is structured around three core businesses: Retail Banking, Asset Management and Private Banking, Corporate and Investment Banking.

The Group is implementing a sustainable growth policy based on the selective development of its products and services, a client-focused culture of innovation in its different markets, and sustained organic growth coupled with acquisitions.



Over 13 million customers in retail banking

4th largest corporate and investment bank in the euro zone

Nearly EUR 300 billion of assets under management

13th largest market capitalization on the Paris Bourse (EUR 27 billion)*

AA- (Standards & Poor's),
Aa3 (Moody's),
AA (Fitch)**

* *December 28, 2001*
** *December 31, 2001*

Interview with Daniel Bouton



How would you describe the business environment in 2001?

After the highly favorable conditions seen in 1999 and 2000, the economic climate dampened in 2001, which proved a difficult year. From the very start of the year, growth forecasts were repeatedly revised downwards in the United States and then Europe. Subsequently, the tragic events of September 11 exacerbated the sense of uncertainty and resulted in significant volatility on the financial markets. The combination of these factors led to a sharp drop on the global equity market.

Against this backdrop, the Société Générale Group turned in an excellent performance, thereby demonstrating the robustness of its development model, its adaptability and its values – professionalism, team spirit and innovation.

How would you characterize the 2001 financial year for Société Générale?

In accordance with its strategic and financial plan, the Group implemented a dynamic acquisitions policy in business segments that have been targeted for their growth potential. Major transactions were concluded in Specialized Financial Services with the takeover of Deutsche Bank's European subsidiaries, in central European Retail Banking with the acquisition of Komercni Banka in the Czech Republic and SKB Banka in Slovenia, and in Asset Management with the purchase of TCW in the United States.

With these deals, Société Générale has further consolidated its positioning on these segments and now figures among the top tier of players in these growth businesses.

Overall, Société Générale again demonstrated in 2001 that the complementarity and profitability of the Group's three core businesses (Retail Banking, Corporate and Investment Banking, Asset Management and Private Banking) enable it to draw on a diversified range of growth drivers and to weather a downturn in the economy.

Over the financial year, the Société Générale Group generated a net income of EUR 2,154 million and a satisfactory ROE of 15.5% in a less favorable environment.



Chairman and Chief Executive Officer



« The Société Générale Group turned in an excellent performance, thereby demonstrating its robustness in a difficult environment »

What are the Group's current objectives?

They remain unchanged, with the same focus on profitable growth. To this end, the Group has set itself two priorities:

- Improve its cost/income ratio through a strict cost control policy. The Group has continued to implement major cross-business programs to enhance productivity, which will represent annual savings of EUR 500 million by 2004.
- Develop business units that offer strong potential in terms of growth and profitability: Retail Banking, Asset Management and Private Banking, Specialized Financial Services, and certain selective sectors in Corporate and Investment Banking.

This policy enables us to leverage economies of scale in businesses where we possess significant competitive advantages.

What are your thoughts on Société Générale's stockmarket performance?

While down 5% over 2001, Société Générale's stock outperformed the Euro Stoxx Bank index of main European banks by 14% and the CAC 40 index by 17%.

This performance reflects the level of profitability generated by the Group throughout the year in a more sluggish environment, as well as the confidence shown *by investors in the Group's strategy.*

A quick word to sum up?

At a time when France has just witnessed the successful introduction of euro notes and coins, it should be noted that this would not have been possible without the professionalism, dynamism and readiness shown by employees of the country's banks. In this respect, I would like to thank in particular all the staff of Société Générale.

Over and above the efficiency of its staff, the performance of a financial services group is directly linked to the loyalty of its customers. Improving customer service is a prerequisite for creating value. *This is our ambition.*

In 2001, net income amounted to EUR 2.15 billion, down 20% on the exceptional level seen in 2000 and up 9% in relation to 1999.

This performance, which was achieved in a difficult environment, attests to the robustness of Société Générale's development model.

Strong profitability of our businesses


255 12%
Asset Management and Private Banking
115 5%
Corporate Center
1,130 53%
Retail Banking
654 30%
Corporate and Investment Banking
2001

CONTRIBUTION TO GROUP NET INCOME

in millions of euros and as % of net income

Group consolidated figures

	2001	2000	1999**	1998	1997
Résults *(in millions of euros)*					
Net banking income	13,874	[illegible]	[illegible]	[illegible]	[illegible]
Operating income	2,703	[illegible]	[illegible]	[illegible]	[illegible]
Net income before minority interests	2,327	[illegible]	[illegible]	[illegible]	[illegible]
Net income	2,154	[illegible]	[illegible]	[illegible]	[illegible]
Retail Banking (1)	1,130	[illegible]	[illegible]	[illegible]	[illegible]
Asset Management and Private Banking (1)	255	[illegible]	[illegible]	[illegible]	[illegible]
Corporate and Investment Banking (1)	654	[illegible]	[illegible]	[illegible]	[illegible]
Corporate Center and other (1)	115	[illegible]	[illegible]	[illegible]	[illegible]

* *Excluding Impact of SG Paribas project.*

** *Figures restated against those presented in the 1999 reports to take into account regulation 99-07 of the French Accounting Regulation Committee (Comité de la réglementation comptable).*

(1) 1999 and 2000 figures restated for internal changes to Group structure made in 2001.



Growth trend in results over the medium term


8.2
9.2
11.4
13.8
13.9
1997 1998 1999 2000 2001

NET BANKING INCOME

in billions of euros


2.2
2.4
3.1
4.1
3.8
1997 1998 1999 2000 2001

GROSS OPERATING INCOME

in billions of euros


0.9
1.1*
2.0*
2.7
2.2
1997 1998 1999 2000 2001

NET INCOME

in billions of euros

Solid fundamentals


11.1
11.1*
11.9
12.5
11.5
6.5
6.5
7.6
8.9
8.4
1997 1998 1999 2000 2001

INTERNATIONAL SOLVENCY RATIO

% (at year-end) ▭ *Tier-one*


9.7
10.2*
11.9
13.7
15.8
1997 1998 1999 2000 2001

SHAREHOLDERS' EQUITY

in billions of euros (at year-end)


10.6
11.2*
19.1*
22.4
15.5
1997 1998 1999 2000 2001

ROE

%

* *Excluding impact of SG Paribas project*

	2001	2000	1999**	1998	1997
Activity *(in billions of euros)*					
Total assets	512.5	455.9	435.5	383.5	374.9
Customer loans	167.5	148.5	132.8	126.1	122.0
Customer deposits	150.5	123.7	116.4	103.4	93.9
Assets under management	297.7	203.9	184.0	150.1	103.1
Equity *(in billions of euros)*					
Consolidated shareholders' equity	15.8	13.7	11.9	10.2*	9.7
Total equity (2)	19.9	16.9	14.2	11.8*	11.5
Employees	86,574	71,149	66,020	58,600	55,465

(2) Shareholders' equity, minority interests, fund for general banking risks and preferred shares.

The Société Générale share

Stock market performance

In 2001, Société Générale's share price outperformed the CAC 40 index by 17% and the EURO STOXX Bank index by 14%. The closing price was EUR 62.85 (-5%), compared with EUR 66.20 at the end of 2000.

At December 31, 2001, Société Générale's shares were valued at a price-to-book of 1.63 (book value per share of EUR 38.6). At the same date, the bank's stockmarket capitalization amounted to EUR 27.1 billion, which ranked it sixth among banks in the EURO STOXX Bank index and thirteenth among CAC 40 stocks.

Société Générale's shares were highly liquid in 2001, with an average daily trading volume of around EUR 101 million, 0.37% of capital (0.30% in 2000). In value terms, Société Générale's shares are the twelfth most actively traded in the CAC 40 index.

Total return for shareholders*

The following table shows the overall return on investment for Société Générale shareholders over different periods ending December 31, 2001. Figures are given as a cumulated total and as an annualized average.

For example, a shareholder holding Société Générale shares from December 31, 1996 to December 31, 2001 (five years) would have received a cumulated total return* of 204% over the period, or 25% per year on average.

DURATION OF SHAREHOLDING	[illegible]	[illegible]
5 years (1997-2001)	204%	25%
4 years (1998-2001)	108%	20%
3 years (1999-2001)	89%	24%
2 years (2000-2001)	13%	6%
1 year (2001)	– 2%	– 2%

Source: Bloomberg – appreciation of price + gross dividend reinvested in shares.
** Total return = capital gain + gross dividend reinvested in shares.*

Steady growth in dividend payment

Between 1997 and 2001, the dividend paid by the Société Générale Group increased by 27% per year on average.

Dividend, payout ratio and gross yield on Société Générale's share

	2001	2000	1999	1998	1997
Net dividend (EUR)	2.10 (1)	2.10	1.55	0.94	0.80
Gross dividend (EUR) (2)	3.15 (1)	3.15	2.33	1.41	1.20
Payout ratio *(%)* (3)	39	31	31	35	31
Gross yield *(%)* (4)	5.0	4.8	4.0	4.1	3.8

(1) To be submitted for the approval of the AGM. *(2) Net dividend + 50% tax credit.*
(3) Net dividend/earnings per share. *(4) Gross dividend/closing price at end-December.*

Stock exchange listing

Société Générale's shares are listed on the Paris Bourse (deferred settlement market, continuous trading group A, share code 13080). They are traded in the United States under an American Depositary Receipt (ADR) program and are also listed on the Tokyo stock exchange.

Stock exchange indices

Société Générale is a component stock of the CAC 40, EURO STOXX 50, MSCI Europe, FTSE Eurotop and Dow Jones Sustainability Group Index.




120
110
100
90
80
70
60
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sept.
Oct.
Nov.
Dec.
Société Générale
DJ Euro Stoxx Bank

SHARE PERFORMANCE/DOW JONES EURO STOXX BANK - BASE 100 (OVER 2001)

▭ *Société Générale* ▭ *Dow Jones Euro Stoxx Bank Index*


120
110
100
90
80
70
60
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sept.
Oct.
Nov.
Dec.
Société Générale
CAC 40

SHARE PERFORMANCE/CAC 40 INDEX - BASE 100 (OVER 2001)

▭ *Société Générale* ▭ *CAC 40*

Stockmarket Data

	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999	Dec. 31, 1998	Dec. 31, 1997
Common stock *(number of outstanding shares)* (1)	431,538,522	423,248,418	417,322,484	408,732,592	394,726,996
Market capitalization *(EUR billion)*	27.1	28.0	24.1	14.1	12.3
EPS *(EUR)*	5.35	6.78	4.90*	2.72*	2.54
Book value per share – At year-end *(EUR)*	38.6	34.4	29.6*	25.4*	25.1
Share price *(EUR)*					
High	74.6	70.1	58.5	57.3	35.5
Low	45.9	48.2	32.5	20.3	20.3
Close	62.9	66.2	57.8	34.5	31.3

(1) Nominal value: EUR 1.25 per share. * *Excluding impact of SG Paribas project.*

Generating value from our values


Professionalism
Team spirit
Innovation
1,2,3
Generating value from our values
GROUP

In recent years, the Société Générale Group's core businesses have grown rapidly, with improvement in performance and a number of developments in France and around the world.

With a view to sharing and promoting the values that enabled the Group to become a leading international player, an internal communication campaign, was launched for the 86,500 employees in March 2002.

Based on the theme "Generating value from our values", this campaign was launched in 19 languages and via different media (brochure, intranet, etc.) to promote the values that foster cohesion within the Group and that define its identity: **professionalism, team spirit and innovation.**



Profitable



Implementation of the announced strategy

Highlights

Specialized financial services
Acquisition of GEFA and ALD

- *Business finance* ***(GEFA + Franfinance):*** *one of the top three players in Europe;*
- *Full-service vehicle leasing and fleet management* ***(ALD + Temsys):*** *No. 4 in Europe with a fleet of over 290,000 vehicles.*

Société Générale now stands among the European leaders.

Retail banking outside France
Acquisitions

- ***Komercni Banka in the Czech Republic:*** *second largest Czech bank with a market share of 15% (individual customer deposits);*
- ***SKB Banka in Slovenia:*** *leading private bank with a market share of 10%.*

Following these acquisitions, Société Générale is now the 4th largest banking group in central and eastern Europe.

Growth

The Group's growth strategy is based on three drivers:

- Sustained development of franchises thanks to the teams' capacity for innovation and targeted marketing initiatives. In France, the Retail Banking networks continued to register growth of over 3% in the number of accounts managed. Under difficult market conditions, the Asset Management and Private Banking arm saw no let-up in the robust inflow of new money (EUR 18 billion);
- Selective acquisitions: the transactions made in 2001 were in line with the program announced by the Group (see highlights);
- Increase in distribution capacity through an innovative joint venture (Groupama).

Acquisitions in 2001 represent a total investment of EUR 3.3 billion (of which nearly EUR 2.1 billion of goodwill), in line with the plan presented in 2000.

Selectivity

The Group has chosen to develop by focusing on those businesses that offer the strongest potential in terms of growth and profitability: Retail Banking, Asset Management and Private Banking, Specialized Financial Services, and certain selective sectors in Corporate and Investment Banking where the Group has a real expertise (for example, equity derivatives and structured finance, where SG figures among the global leaders). In 2001 the Group continued to reallocate capital to businesses with the best risk/reward profile, while refocusing its activity (streamlining of international network in corporate and investment banking, closure of certain businesses).

Profitability

Sustainable profitability depends first and foremost on cost control. This was reflected in the Group's decision to step up productivity enhancement initiatives (centralization of European back offices) and to review its cost structure from the moment the first signs of a recession appeared (overhaul of processes, rationalization of support functions streamlining of Equity and Advisory platforms).



Four priorities in 2002

1. Integration of acquisitions

The Group has given priority to integrating the acquisitions made in recent years, notably in 2001, in order for these entities to make an increasing contribution to the Group's profitability. To this end, Société Générale is implementing initiatives to rationalize structures, transfer know-how and develop synergies with other business lines.

2. Extension of distribution capabilities

Société Générale has a comprehensive and innovative range of products that enables it to serve a broad client mix. The Group's aim is to further develop its distribution channels in order to enhance the capacity utilization rate of its production platforms.
To this end, we are pursuing a policy that combines sustained organic growth (for example, development and integration of remote banking channels), selective acquisitions in targeted businesses (Retail Banking, Specialized Financial Services, Asset Management and Private Banking) and the setting up of an innovative joint venture with Groupama in bancassurance and a partnership with Frank Russell in multi-management, etc.

3. Reinforcement of productivity enhancement initiatives

First, the Group has launched new projects that will produce their full benefits in the years to come: rationalization of purchasing and supply processes, e-transformation, etc.
Next, high-performance and innovative tools (4D program "Tomorrow's Retail Banking Distribution System", Customer Relationship Management) are currently being deployed, which will enable the Group to both improve sales productivity and enhance customer loyalty, notably by the introduction of preference and attrition scoring.
These new projects, combined with the initiatives already under way, will be reflected in annual savings of over EUR 500 million by 2004.

4. Dynamic management of business mix

- Priority given to businesses combining strong growth potential, sustainable profitability and low capital requirements.
- Systematic review and refocusing of businesses that do not offer prospect of satisfactory profitability in the long term.

Highlights

Asset management

*The acquisition of **TCW** (EUR 93 billion of assets under management) has bolstered the Group's operations by providing a major foothold in the North American market. Société Générale is now the 3rd largest bank in the euro zone in terms of assets under management.*

Private banking

*The acquisition of **Banque De Maertelaere** in Belgium has extended Société Générale's onshore platform.*



Société Générale committed to sustainable development

Société Générale demonstrates its sense of responsibility and its long-term vision by taking into account the interests of all parties: customers, employees, shareholders, society as a whole and the environment. Economic profitability, social cohesion and quality must be guaranteed to ensure the company's long-term development.

Société Générale is rated by the principal European agencies that specialize in sustainable development and is a component stock of the indexes that serve as a benchmark for socially responsible investment, the DJ Sustainability Index World, DJ Sustainability Index Stoxx, ASPI Eurozone and FTSE 4 Good [1].

At December 31, 2001, only three euro-zone banks, and only one French bank – Société Générale – figured in these four indices.

Highlights

United Nations Environment Programme (UNEP)



On November 21, 2001, Société Générale signed the United Nations Environment Programme Statement by Financial Institutions on the Environment and Sustainable Development. ***The Group is thus the first listed French bank to affirm its commitment to sustainable development.***

The UNEP was established in 1972, and has three principal missions:

- *to draw up a regular review of the state of the global environment,*
- *to develop environmental protection policies and strategies,*
- *to promote voluntary initiatives in partnership with non-governmental organizations and the private sector with a view to achieving sustainable development.*

The Statement by Financial Institutions on the Environment and Sustainable Development has been signed by some 200 banks, including major US, UK, German and Swiss banks.

Assuming responsibility vis-à-vis society

A solid partner

For a number of years, the Société Générale Group has actively sponsored musical events and sports partnerships (rugby), notably for young people. The Group is a partner of many associations and provides financial and logistical backing for a number of events each year.

In 2001, more than EUR 1.5 million were donated to children's associations and medical research, as well as a number of charities in France and around the world.

For the second consecutive year, Société Générale was a partner of the Chevaliers du Ciel association for under-privileged children. A number of initiatives were taken by the New York teams to support families of victims of the World Trade Center attacks, while employees of the Crédit du Nord Group's Banque Courtois helped victims of the chemicals plant explosion in Toulouse.

In February 2002, Société Générale's 2,000 branches in France were involved in a campaign to collect people's last remaining French francs on behalf of the *Association des Paralysés de France*, the *Ligue contre le Cancer* and the *Comité Catholique contre la Faim et pour le Développement.*

(1) DJSI World, since its creation by Dow Jones and the Swiss listing agency SAM in 1999.
DJSI Stoxx since its creation by Dow Jones and SAM in October 2001.
ASPI Eurozone, since its creation by Stoxx and the French agency ARESE in June 2001.
FTSE 4 Good since its creation by Footsie and the UK agency Eiris in July 2001.

Compliance, a shared responsibility

Professional compliance has always been one of the key values of banking activities.
Group employees have an obligation to advise and show loyalty to the customers they serve, and the Group's success is derived from the relationship of trust it has with its customers.
The Group's compliance monitoring structure was initially set up for its market activities, and has been extended to all businesses, based on common principles that meet the highest standards of professional conduct. The Compliance Division is responsible for ensuring that the laws and regulations that govern the Group's activities are respected.
It defines internal rules designed to ensure compliance with market integrity and ensures that these rules are respected. It also monitors the circulation of sensitive information and matters arising from the principle of giving priority to the customer, particularly with respect to preventing conflicts of interest and the need to provide objective and transparent information.
Société Générale fully respects the principle of "knowing the customer" and actively cooperates with the authorities to fight money laundering and terrorist financing.
Société Générale respects local regulations in all countries in which it operates, as well as the strict procedures that it has defined at Group level, based on the principles laid down by the Financial Action Task Force on Money Laundering and those of the Wolfsberg group, of which it is a member.

Showing a responsible attitude towards the environment

Société Générale is committed to integrating environmental matters into its banking activities and its internal processes.

The environment and banking activities

Société Générale considers environmental matters when granting loans and financing projects.
The Risk Division has a unit of advisors that includes specialists in environmental issues.

In order to meet the specific energy-saving and environmental protection requirements of companies and local authorities, Société Générale has two specialized lease finance companies, Sogéfinerg and Génécal, which have the status of Sofergies (*Sociétés pour le Financement des Économies d'Énergie*).
The outstanding finance provided by these two companies amounts to around EUR 500 million, compared with a total of EUR 2,200 million for the profession as a whole. A number of household waste incinerators, waste sorting centers, cogeneration plants and geothermal heating projects have been financed in this way.
A number of applications are being examined, including the finance for a wind-power project.

The environment and internal processes

With a view to reducing both the pollution generated by its internal operations and cutting costs, Société Générale has set up a resources management program.
Furthermore, it intends to build a third tower at La Défense, which will comply with the HQE environmental quality standard.

Highlights

Société Générale aware of its environment

Société Générale has set up an internal management system managed by a steering committee with a threefold mission: coordinate initiatives, define standards and reporting procedures and promote best practices.

A number of environmental protection measures have already been taken within the Group, for example controls of atmospheric pollution and recycling.
A number of energy-saving initiatives have been taken at the head offices in La Défense, producing savings of some EUR 1.5 million in 2001.





Highlights

Recognized service quality

- *The Fimatex and Logitel Net websites were named "websites of the year" in an IPSOS survey of 4,000 internet users.*
- *societegenerale.fr – the website for individual customers – was awarded the top "teleperformance customer relation" prize.*
- *Société Générale was ranked third in the "innovation" category at the Best Call Center Awards.*
- *aa rating by Fitch Ratings for the mutual fund custodian activity.*
- *aa – rating by Fitch Ratings for custody services.*
- *"World's Best Project Finance House" title awarded by Euromoney.*

Société Générale committed to its customers

A Quality Charter formally stipulates the fundamental commitments to meet customers' expectations in terms of customer relations, their requirements and their day-to-day banking needs.

In 2001, the French standards authority AFAQ certified the "Jet Pro" credit offer for professional customers. This certification was the first of its kind in France and reflects the high quality of the service, characterized by its extreme simplicity and the rapid response to applications.

Being the preferred partner of its customers

Over and above its daily efforts to meet customers' expectations, Société Générale aims to ensure customer loyalty over the longer term, by reinforcing the customer-oriented focus at all levels of its structure and by promoting its culture of innovation.

A customer-oriented focus

This is applied throughout all areas of production and distribution, via service agreements, defined service standards and internal service contracts.

A new "satisfaction barometer" has been developed throughout the domestic retail banking network. Including the Crédit du Nord Group around 100,000 customers were surveyed during 2001.

A culture of innovation

The Société Générale Group also fulfils its customers' expectations by offering innovative products. It launched the first inter-company employee savings plan for French SMEs, and the first tracker funds indexed to the CAC 40 and the Dow Jones Euro Stoxx, which met with a great success. In September 2001, Crédit du Nord launched the *"Étoile Développement Durable"* ethical investment fund, enhancing the Group's existing range of ethical products: SGAM Europe Ethique and Bull Certificat Ethique.

Nurturing shareholder confidence

Société Générale was among the first French companies to comply with the corporate governance principles established in the Viénot report (see page 54).

Specific publications are addressed to individual shareholders, such as the *"La Lettre aux actionnaires"* and *"Les chroniques du Club"*. A toll-free number in France (0 800 850 820) and a website (www.ir.socgen.com) have been set up and, in 2001, 15 shareholder meetings were organized in Paris and throughout France, attended by more than 7,500 shareholders.

Incentives, profit-sharing and employee shareholdings

Incentives and profit-sharing based on the Group's 2000 results amounted to EUR 104 million in 2001, which employees largely invested in Group shares.

85% of employees in France hold Group shares via the Employee Share Ownership Plan.

Being an attractive employer for its employees

The Société Générale Group's human resources policy aims to enhance the expertise and motivation of its employees around the world and to facilitate their integration within the company, while maintaining a close dialogue with the social partners.

The Group's employees

With 86,500 employees around the world, the Société Générale Group continued to recruit actively where necessary given the expansion of its activities and to renew expertise. Nearly 10,500 people were recruited during 2001, including 6,800 in France.

Since the end of 2000, a single human resources system has been in place for all the Group's offices in France and its investment banking activities outside France.

An integrated administrative management tool was introduced in October 2001, enabling human resources teams in France to manage recruitment, remuneration, appraisals, positions within the Group and internal transfers for 35,000 employees.

Employee motivation

Société Générale is committed to nurturing employee motivation, via an individual remuneration policy and attentive career management by both human resources specialists and managers.
The diversity of Group businesses and its global footprint provide employees with real opportunities in terms of geographical and functional mobility.

The Group's remuneration policy aims to be competitive on its different markets. Total remuneration includes a fixed component, which reflects the importance of the position and its responsibilities, and a variable component, designed to reward the individual performance of employees.
Employees are involved in the Group's performance via incentives and profit-sharing programs.

Integration

- Work placements: a gateway between school and work. 800 students are currently completing work placements at Société Générale. The students come from a variety of educational backgrounds and are placed within different group departments in the Retail Banking and Corporate and Investment Banking businesses. 80% of placements result in the recruitment of a qualified young person known to Société Générale, while over two years, the students acquire a high-level qualification, practical knowledge of the professional world and essential experience.
- Employment of handicapped people. In January 2001, Société Générale and the AGEFIPH (French association for the integration of handicapped people) signed a two-year national agreement to encourage the employment of handicapped people, renewing the first agreement that expired at the end of 2000.

A permanent and close social dialogue

Société Générale is committed to maintaining a permanent and close social dialogue, both with employee representative committees and in negotiations with its social partners throughout the year.

Following the renewal of employee and social provisions and the signing of an agreement on the reduction of working hours during 2000, Société Générale continued to improve social aspects for its employees in 2001, signing a number of agreements covering long-service awards, pensions and an early-retirement program.



Highlights

New technologies for human resources management "e-HR"

Aims: *to federate practices, control costs, communicate in real time and improve the efficiency of information systems with respect to knowledge management, training, recruitment and employee information in France.*

= *Knowledge management*

In anticipation of the massive number of retirements due in the next ten years, Société Générale has launched a knowledge management project based on new technologies.

The projects aim to capitalize on the expertise acquired by current employees, to facilitate the work of all players by sharing relevant information and to ensure a permanently high level of customer satisfaction.

= *Training*

E-learning solutions have been developed over the past two years, resulting in the implementation of assisted or unassisted online training programs, with a view to optimizing investments and pooling expertise. This solution, which adapts to different learning profiles, complements and enhances traditional training methods and tools.

= *Recruitment*

The Group launched a recruitment portal (recrutement.socgen.com) in October 2001, which contains links to all the recruitment sites of Société Générale's major businesses. Candidates can submit their résumé online, and applications will be transferred to the department that best suits their profile.



= *Employee information in France*

The large majority of employees have intranet access via their workstation, providing assistance and information, notably on Group news, human resources, job offers in France and training opportunities.

Activity


200







Retail Banking



Over 13 million individual customers

Present in 38 countries in 4 key geographic regions: France, the French overseas territories and Africa, Central and Eastern Europe, the Mediterranean basin

A pan-European player in Specialized Financial Services

Leader in mutual funds in France by market share: 12.8%*

* Including Barep and Lyxor.

The Group's Retail Banking activities include the domestic networks of Société Générale and the Crédit du Nord Group, Specialized Financial Services and Retail Banking Outside France.

The franchise stepped up its development in 2001, on the back of the continued deployment of the multi-channel banking model and major acquisitions outside France.

Results reflect the high level of commercial and financial performance in a less favorable economic environment: Retail Banking accounted for 53% of Group net income (+12% in relation to 2000), for an ROE of 18.2%.

KEY FIGURES 2001

* Figures restated for internal changes to Group structure made in 2001.


5,958
6,850
7,829
+14%
1999*
2000*
2001

NET BANKING INCOME

in millions of euros


23% Specialized subsidiaries and banking services
7% Retail Banking outside France
60% Société Générale and Sogénal
10% Crédit du Nord
2001

NET INCOME BY BUSINESS LINE


1,325
1,686
1,979
+17%
1999*
2000*
2001

OPERATING INCOME

in millions of euros


16.1%
18.7%
18.2%
1999*
2000*
2001

ROE


7
7.4
7.7
1999
2000
2001

INDIVIDUAL CUSTOMERS OF FRENCH NETWORKS

in millions


9%
9%
11%
12%
14%
France
Rhône-Alpes
Provence-Alpes-Côte d'Azur
Nord-Pas-de-Calais
Paris and Île-de-France

STRONG POSITIONS IN MAIN REGIONS (DEPOSIT/LOAN MARKET SHARES)


74.8%
72.8%
70.7%
1999
2000
2001

COST/INCOME RATIO OF FRENCH NETWORKS



Société Générale network

Strong growth and profitability

Nearly 5 million sight accounts

6.9 products per individual customer sight account

Leader on the student market

95 million customer contacts via remote channels: +32%

Strategy

- Strong growth in franchise and customer loyalty
- Presence on all markets (individual customers, businesses, professionals) and deployment of multi-channel model
- Innovation, quality and expertise serving customers
- Pooling expertise with other Group business lines



Highlights

Sogénal

Integration of the activities
of the 102 branches within Société Générale's domestic network.

Société Générale/Groupama partnership

An agreement was signed for the creation of a multi-channel bank
for the 8 million members and customers of Groupama, to be 40% owned by Société Générale and 60% by Groupama.

Targets:

- *operational launch in the first half of 2003,*
- *profitable as of 2005,*
- *500,000 customers by year-end 2006.*

Growth in franchise and customer loyalty

The growth in the franchise gathered pace during 2001.

The total number of sight accounts increased by 3.7%, to nearly 5 million units. The stock rose by nearly 180,000 sight accounts, compared with 120,000 in 2000.

Société Générale further reinforced its position among young customers, thereby ensuring the renewal of its franchise. On this market, the total number of sight accounts increased by 3.6%, and more than half of the young people with a current account subscribed to the *"Pack Jeunes"*.

Société Générale is the leading bank among students, with an overall penetration rate of 17%, and 28% of students from the *Grandes Ecoles* (prestigious French universities)[1].

Customer loyalty continued to improve, illustrating the quality of the services offered and the success of the sales teams. The cross-sell rate continued to rise, from 6.6 at the end of 2000 to 6.9 at year-end 2001. A survey[2] of 86,700 individual customers with a sight account showed that customers have been with Société Générale for an average of 18 years.

(1) Source: IEPE 2000 – 2,000 people surveyed.
(2) Private customer satisfaction barometer, first half 2001.


5.5
5.7
6.0
6.3
6.6
6.9
1.4 0.6 1.2 0.9 1.0
1.6 0.6 1.3 0.9 1.0
1.8 0.6 1.3 0.9 1.0
2.0 0.6 1.3 1.0 1.0
2.2 0.7 1.3 1.0 1.0
2.4 0.7 1.4 1.0 1.0
1996 1997 1998 1999 2000 2001

CROSS-SELL RATE PER INDIVIDUAL CUSTOMER SIGHT ACCOUNT

Loyalty: Loans · Asset management/life insurance · Cards · Services · Special savings accounts · Sight accounts


130
120
110
100
1998
1999
2000
2001

INDIVIDUAL SIGHT ACCOUNTS AND CROSS-SELL RATE

Sight accounts · Products · 100 = 1998



Highlights

Image of banks held by their customers

Source: IOD survey November 2001. 760 people surveyed.

0 = very bad image 100 = excellent image


85
80
75
70
65
60
81.3
77.7
76.9
75.4
75.3
74.8
74.7
Banques Populaires
Société Générale
BNP Paribas
Crédit Lyonnais
Caisses d'Épargne
Crédit Agricole
Crédit Mutuel

Diversity of customer base and activities

Société Générale has a multi-market strategy: individuals, businesses, self-employed professionals (professions, craftsmen, shopkeepers, farmers), local and regional authorities, and non-profit organizations.
All customer segments contributed to the 6.8% increase in net banking income in 2001.

The 4.3% rise in fee and commission income in 2001 confirms the effectiveness of the diversified approach, with the 11% increase in service-related fees more than offsetting the 9% fall in fees on securities transactions.

2001 saw a sharp increase in outstanding sight deposits (+8%) and loans, notably to individual customers (+7.6%). New mortgage loan production was excellent, with the volume of loans granted up by 37.2% in relation to 2000, with an improvement in the margin.


160
150
140
130
120
110
100
90
80
1996
1997
1998
1999
2000
2001

OUTSTANDING SIGHT DEPOSITS

Total *Households* *Businesses* *100 = Q4 1996*


160
150
140
130
120
110
100
90
80
1996
1997
1998
1999
2000
2001

OUTSTANDING INDIVIDUAL LOANS
(WITH DETAIL OF MORTGAGE LOANS AND REVOLVING CREDIT)

Revolving credit *Mortgage loans* *Individual loans* *100 = Q4 1996*



A year of innovation

- Individual customers were offered **particularly innovative savings products**, including the guaranteed fund *Sogetrium*, multi-manager funds, and alternative management. The *Séquoia* multi-vehicle life insurance contract was extended, with the financial protection offered to beneficiaries reinforced and two new investment vehicles added. In life insurance with annuity payments, the *"Garantie des Accidents de la Vie"* product – a solution to compensate victims who suffer physical injury from personal, medical or technological accidents, terrorism, assaults or natural disasters – is currently being marketed to all customers following successful trials.
- **Société Générale was the first bank to be certified by AFAQ** (the French association for quality standards) for the *"Jet Pro"* credit offer for professional customers. This competitive advantage reinforces the bank's reputation on this market.
- In employee savings for SMEs, Société Générale launched **the first intercompany savings plan**, PEI Arcancia. It also extended its **retirement savings plan** for employees (*Palissandre Entreprises*) and its **life insurance** offer for business leaders (*Pallia homme clé*).

Highlights

Loan production: an excellent year

- *A very good performance was registered in mortgage loans, with the volume of loans granted close to the exceptional level of 1999. With a view to meeting customer requirements by providing a global solution to their real estate projects, Société Générale extended its offer via packaged products that combine finance with services such as home protection solutions, electronic surveillance, a financial reserve for recurrent maintenance, and rental payment insurance for investors.*
- *Another lending highlight of 2001 was the increasing success of the Alterna revolving credit product: outstanding credit increased by 42%, under the combined impact of efforts to attract new customers and initiatives targeted at existing accounts.*



Highlights

e-banking

- ***Logitel Net, the banking website,*** *recorded a twofold increase in traffic in one year, with 55% of stock market orders transmitted via this channel. The site was voted* ***"website of the year"*** *in the "banking" category by 4,000 internet users.*
- ***The online banking service for retail customers*** *was awarded the* ***Interactive Website Prize*** *by Téléperformance in 2001. New functions were added to the site and browsing was made easier.*
- ***95 million customer contacts*** *were made via remote channels, up 32% against 2000 (voice servers, call centers, internet, Minitel, SMS messages, interactive television and WAP).*

The integrated multi-channel distribution model: a crucial stage

Société Générale launched its integrated multi-channel distribution model – the 4D program (Tomorrow's Retail Banking Distribution System) – in 2000, with a budget of EUR 260 million, opting for one of the leading Customer Relationship Management (CRM) solutions on the market.

2001 marked a decisive stage in **this program as the CRM solution was integrated within IT systems** on time and on budget.


34
38
45
50
1st half 2000
2d half 2000
1st half 2001
2e half 2001

REMOTE CHANNELS
NUMBER OF CONNEXIONS

SMS · Internet · Minitel · Voice servers — *in millions of connexions*

Nearly 7 million customers and 45 million products and services can now be consulted via a single database "Contact", which will be installed on the workstations of customer advisors and call center operators from 2002.

In this multi-channel environment, Société Générale has chosen to optimize its distribution network around three key divisions:

- sales divisions, which have been tested with 5 groups since september 2001 will be at the heart of the management of the multi-channel customer relationship and will be focused on advisory services and sales. The first divisions will be set up in 2002;



- multimedia customer relations centers (CRCm), specialized in remote channels (telephone, e-mail), will complement and support the network. Since April 2001, the first center of this kind has been operating in Lyon, covering 4 branch groups with around a hundred operators. Two other centers are due to be opened during 2002;
- regional customer service divisions will eventually group the middle and back office activities currently carried out by the 130 branch groups, with a view to standardizing the quality of service provided to customers.

Confirmation of high profitability

Despite the less favorable economic environment, the network recorded a high level of profitability, with a ROE of 19.4%, and a limited cost of risk.

Growth in results combined with cost control produced a 2.6 point drop in the cost/income ratio to 69.8%.

Highlights

Euro: Challenge met...

All teams were involved in organizing this project and informing customers about euro-related issues.

4.5 million euro check books were distributed to customers between April and October 2001.

As of January 4, 2002, all ATMs were issuing euros.

The successful introduction of euro coins and banknotes and the transfer of millions of bank accounts into euros attest to the efforts made by Société Générale in this area.

Between December 2001 and February 2002, 6,000 people were involved to guarantee the highest quality of service to customers.

This major event ran smoothly notably due to the professionalism and the mobilization of the network.



The Crédit du Nord Group Network

A high level of profitability confirmed

Strategy

A strong position combining tradition with modernity: bankers.today

A federation of eight regional banks focusing on proximity and the customer relationship

A Group-wide information system in place since November 1, 2001

A multi-channel offer enabling customers to contact their bank "how they want, when they want and where they want."

30,000 new sight accounts opened

157% increase in internet connections



Highlights

A leader in multi-management

Etoile Multi Gestion™, a range of five risk-profiled funds based on the Multi-asset, Multi-style and Multi-manager concept, was launched in November 2000 and proved a great success among customers seeking to diversify their asset portfolio. Over EUR 865 million in assets were invested during 2001. The performance of the funds was in line with targets, with four of the five funds ranked in the top performance quartile.

This inflow of new money increased the Crédit du Nord Group's market share in risk-profiled funds from 4.30% to 4.67%.


4.30
4.67
Dec. 31, 2000
Dec. 31, 2001

MARKET SHARE OF CRÉDIT DU NORD GROUP IN RISK-PROFILED FUNDS

in %

Strong growth in lease finance activities

In 2001, the Crédit du Nord Group recorded a 29.6% increase in lease finance production, compared with market growth of around 6%. These transactions are carried out by Star Lease, a wholly-owned subsidiary of the Crédit du Nord Group, which replaced Norbail. Administrative management relating to the transactions is delegated to Franfinance.

Increase in the number of products held by professional customers

31.6% of professional customers had three or more products or services in 2001, up from 25.7% the previous year.

Convention Alliance: an offer tailored to professionals

Convention Alliance is a range of services for professional customers, tailored to major business types. The offer is designed to reflect the different requirements of legal and healthcare professionals, shopkeepers and craftsmen, and micro-enterprises.

With Convention Alliance, professionals enjoy preferential terms on a range of banking services adapted to the expansion of their business.




Crédit du Nord

New Communication



Highlights

Internet:
dedicated websites

The Group has set up three portals dedicated to Individual, Professional and Business customers, and has revised the graphics and design of its institutional sites.
www.particuliers.credit-du-nord.fr
www.professionnels.credit-du-nord.fr
www.entreprises.credit-du-nord.fr



www.groupe.credit-du-nord.com

A high-performance multi-channel offer

The Crédit du Nord Group has a comprehensive multi-channel banking offer (telephone, Minitel, internet and Wap), with a major advantage for customers: remote transactions are recorded in real time, in the same way as transactions carried out in the network's branches. The strong performance of the Group's remote banking channels was confirmed in 2001. For the third consecutive year, Etoile Directe – the Group's telephone banking service – was awarded the *"Casques d'or"* trophy in the "best customer relations" category at the Best Call Center Awards.

Alongside the development of remote channels, customer advisers remain pivotal to the customer relationship.

70% of new customers are referred

Customer satisfaction has resulted in sharp growth in the individual customer base. 70% of new customers open an account with one of the Group's banks following a personal recommendation from an existing client. The number of sight accounts has increased by 11.3% in three years. In addition, 65% of individual customers had subscribed for three or more products by the end of 2001, an increase of 2.6 points in three years.


366
435
490
540
565
1997
1998
1999
2000
2001

THE NUMBER OF ATMS HAS DOUBLED IN FIVE YEARS


Retail Banking

Retail Banking outside France

A sharp pick-up in growth

Strategy

Export domestic Retail Banking expertise to subsidiaries in three key geographic regions:
- Central and Eastern Europe
- Mediterranean Basin
- Africa and French Overseas Territories

Implement sustained and targeted development policy in growth markets

Reinforce synergies with all the Société Générale Group businesses

3.9 million customers: +100%

Over EUR 20 billion in deposits: +100%

25,000 employees: +80%

1,100 branches: +60%

25 banking subsidiaries:

Algeria, Argentina, Bulgaria, Burkina Faso, Cameroon, Chad, Ivory Coast, Cyprus, Czech Republic, Egypt, Equatorial Guinea, French Polynesia, French West Indies, Greece, Guinea, Jordan, Lebanon, Madagascar, Morocco, New Caledonia, Romania, Senegal, Slovenia, United Arab Emirates, Yugoslavia.



Highlights

With 2.7 million customers, the Société Générale Group is the 4th largest bank in Central and Eastern Europe

Strategic acquisitions:

Komercni Banka
2nd largest Czech Bank

A population of 10 million, among the richest in Central and Eastern Europe (GDP per capita, PPP: USD 12,000).

Number 1 bank for businesses (market share in deposits: 30%).

Number 2 bank for individuals (market share in deposits: 15%).

1.2 million customers, including more than 900,000 individuals.

Deposits of EUR 9 billion.

350 branches, 10,000 employees.

SKB Banka
Largest private bank in Slovenia

A population of 2 million, with the highest level of wealth in Central Europe (GDP per capita, PPP: USD 14,400).

Market share: 10%.

140,000 clients.

Deposits of EUR 1.2 billion.

58 branches, 1,100 employees.

Sustained and targeted development

External growth in Central and Eastern Europe

The acquisitions of SKB Banka in Slovenia and Komercni Banka in the Czech Republic during 2001 were fully in line with the Group's strategy:

- providing a platform for development in growth markets,
- earnings growth forecasts above those for the domestic activities,
- integration process focused on risk management, management control and marketing.

The acquisition by Société Générale of a 60% stake in Komercni Banka was the Group's largest retail banking acquisition outside France in recent years.

Komercni Banka is a major financial player in the Czech Republic, and is active in all banking businesses via a network of branches and specialized subsidiaries.

Komercni Banka is an innovative bank in many respects:

- it was among the first to issue bank cards on the Czech market and now offers a wide range of cards,
- it also anticipated the growth of remote banking channels, offering telephone banking, electronic banking and launching online banking services in April 2001.

Komercni Banka was integrated according to plan and the implementation of Société Générale's business model is advancing well.

Overall, the acquisitions of Komercni Banka and SKB Banka reinforced Société Générale's presence in Central and Eastern Europe, where it was already a leading player, with a strong presence in Romania and Bulgaria.



Prague, the home of Komercni Banka

Organic growth

The expansion of the franchise outside France can also be attributed to very strong organic growth, with a 30% increase in individual customers in one year, including:

Romania:

Over one million individual customers:	+45%
675,000 bank cards:	+127%
EUR 1,514 million in deposits:	+27%

Bulgaria:

172,000 individual customers:	+47%
66,350 bank cards:	+240%
EUR 243 million in deposits:	+40%

Morocco:

193,000 individual customers:	+27%
98,000 bank cards:	+27%
EUR 1,861 million in deposits:	+21%

Reinforcing synergies

The development of the universal banking model for individual and business customers is based on pooling expertise between all of the Société Générale Group's businesses, notably:

Sogécap for insurance products, with the opening of subsidiaries outside France (Lebanon, Morocco);

Franfinance for extending consumer credit expertise throughout all subsidiaries;

SG Asset Management for securities, with subsidiaries in Greece and Romania;

SG Private Banking for wealth management in all subsidiaries;

ALD Automotive for full-service vehicle leasing;

CGA for factoring;

SG Investment Banking for structured finance.

Continued development of remote banking channels

The highlights of 2001 include:

- the creation of call centers (Egypt, New Caledonia);
- the launch of institutional websites for all subsidiaries, and transactional websites and mobile telephone services for some subsidiaries (French Polynesia, Slovenia);
- the optimization or widespread implementation of distribution channels such as telephone banking, account consultation terminals and ATMs, etc.

Highlights

Bancassurance in Morocco

Acquisition of one of the leading life insurance companies in Morocco, Marocaine-Vie (21% of the individual insurance market).

The Group intends to develop its retail banking activities in Morocco, via a presence that will benefit from Sogécap's expertise and the support of Société Générale Marocaine de Banques.



Casablanca: the new Head-office of Société Générale Marocaine de Banques.



Specialized Financial Services

Société Générale: a major player in Europe

Number 3 in Europe
in business finance

Number 4 in Europe
in full-service multi-brand vehicle leasing

European leader in information technology leasing and management

Leader in France
in unit-linked life insurance policies

Strategy

- Rebalance the product mix in favor of services and advisory
- Develop the pan-European offer in business finance, vehicle leasing and fleet management
- Reinforce partnerships between specialized subsidiaries and with the Group's business lines



Société Générale has consolidated its position as one of the leading players in Specialized Financial Services in Europe. During 2001, it enhanced its leadership position in several European countries via strategic acquisitions (GEFA and ALD).

The Group ranks among the top European players providing securities services to institutional investors.

Diversified businesses

Insurance: Innovation and quality

Innovation and quality once again characterized the Group's two insurance subsidiaries in 2001:

Sogécap

Launch of the Oradea Vie subsidiary designed to set up partnerships with brokers; extension of the Savings and Life Insurance range; creation of a specialized offer for UK customers; development in Morocco via the subsidiary Marocaine-Vie (controlled by Sogécap since July 2001).

Sogécap once again recorded a high level of profitability, with net income of EUR 118.6 million and a ROE of 27.3 % (26.9% in 2000). Mathematical reserves amounted to EUR 32 billion, including EUR 14.2 billion relating to unit-linked policies.

Sogessur

Extension of the product range with the launch of *Sécurité Habitat* (a home surveillance offer marketed as of May); trials of the *Garantie des Accidents de la Vie* range at the end of 2001; extension of vehicle insurance coverage to professionals and foreign-registered vehicles.

Sogessur once again registered nearly 110,000 new contracts in 2001.

Consumer credit: a strengthened position

Franfinance developed all its consumer lending activities in 2001, and outstanding loans amounted to EUR 5,486 million at December 31, 2001 up by more than 14%. Franfinance was awarded ISO 9002 certification in July 1999, and manages more than 1.7 million loan files.

Highlights

GEFA and ALD: strategic acquisitions

In April 2001, Société Générale acquired Deutsche Bank's two specialized subsidiaries: ALD, leader in Germany for multi-brand vehicle leasing and financing and GEFA, leader in Germany in business finance. This transaction enabled the Group to achieve critical mass by extending its European presence from 5 to 14 countries and reinforcing its position in these activities. As a result of the acquisition, outstanding vendor finance to businesses rose by EUR 8 billion and the fleet of vehicles managed increased by 200,000 vehicles.

Retail Banking



Highlights

Quality rewarded in 2001

Sogécap

Awards for top customer service and best Luxembourg life-insurance contract for Sogelux Investissement (Sogelife).

Le Revenu trophy for the best online life insurance contract for "Sicav On Line".

Sogessur

Excellent customer satisfaction for claims management: 77% for property insurance and 82% for vehicle insurance.

At the end of 2001, Société Générale reinforced its presence in Italy with the acquisition of Unicredito Italiano's 50% stake in Fiditalia. The Group is now the sole shareholder in this company, which has a market share of 6% in Italy, with outstanding loans amounting to EUR 2.2 billion.

Computer leasing: European leader

European leader in information technology leasing and asset management, the ECS Group recorded growth in activity of nearly 9% in 2001, with sales of EUR 1,862 million.

The group's key strengths include the diversity of its offer, which was bolstered with new services in 2001 (network supervision, back-up and security services, internet module "OptimMOVE"), and its local sales network (45 branches in 9 European countries).

In 2001, the ECS group generated net income of EUR 22.8 million (+28%).

Business finance: a leading European player

The merger between Franfinance and GEFA ranks the Group third in Europe, with a presence in 14 countries.

The two subsidiaries complement each other in terms of both geographical presence and sectoral specialization: GEFA is well-placed in transport and equipment finance and Franfinance has a strong position in the high-tech sector (European leader in high-tech business finance).

New finance amounted to over EUR 5.8 billion in 2001, up 10.3%, and outstanding finance rose to EUR 10.4 billion.

Synergies with the retail banking networks were reinforced during 2001, notably via the creation of Starlease – a partnership between Franfinance and Crédit du Nord. The Crédit du Nord Group network's equipment lease finance operations are now carried out by Starlease and managed by Franfinance.



Highlights

Full-service vehicle leasing and finance: expansion and commercial success

With the acquisition of ALD from Deutsche Bank early in the year, Société Générale is Europe's fourth largest multi-brand vehicle leasing company. Besides the development of its international activities (creation of a subsidiary in Morocco), the Group enjoyed major commercial successes in 2001, with contracts signed with Sernam, Jet Services and the Auchan Group, and partnership agreements set up with ADA and Toyota.

Following the successful sales drive implemented in 2001 (85,000 new contracts signed), the Group managed and financed a fleet of 291,000 vehicles at the end of 2001.

CGI, which specializes in point-of-sale financing (motor vehicles, motorcycles, boats and equipment) improved its performance, with new finance amounting to EUR 1,042 million (+15%).

Securities services for institutional investors: Société Générale ranked number 4 in the euro zone

The strategy adopted by the institutional securities services business is to position Société Générale on all peripheral asset management businesses, namely custodian services, liabilities management, valuation and reporting and performance measurement, while pursuing the business's traditional local custody, multiple clearing and global custody activities.

Number 4 euro-zone bank in Institutional Securities Services, with a presence in 11 countries.
In mid-2001, Société Générale acquired EuroVL, the mutual fund and portfolio valuation specialist previously owned by SCOR and Arjil. It was also awarded excellent ratings by Moody's (MQ1) and Fitch-AMR (aa and aa-) for its custody control and securities custody services. Assets managed by the custody business increased by 9.8% to EUR 807 billion.

Two new brands in Europe

Following the mergers of Franfinance/GEFA and Temsys/ALD, Société Générale created two new international brands: SGVS (Société Générale Vendor Services) and ALD Automotive. These brands provide the entities concerned with a strong commercial identity.

***SGVS** is present in 14 countries and groups the vendor finance activities in the transport, high-tech and industrial equipment sectors under a single brand.*

***ALD Automotive**, which had 291,000 vehicles under management and was present in 8 countries at the end of 2001, has a broad product offer that meets the requirement of major European companies, professionals and individuals.*

SOCIETE GENERALE VENDOR SERVICES

ALD Automotive


LOS ANGELES
LONDON
PARIS

Asset Management and Private Banking



Nearly EUR 300 billion in assets under management

3rd largest euro-zone bank in asset management

Launch of first inter-company employee savings plan

In 2001, the Group's Asset Management and Private Banking business acquired TCW, one of the leading independent asset management companies in the United States.

Owing to this acquisition and organic growth recorded by SG Asset Management and the Private Banking business, assets under management amounted to nearly EUR 300 billion at the end of December 2001.

The results of the Asset Management and Private Banking business in 2001 were stable against those of 2000, in a tough stock market environment.

KEY FIGURES 2001


+46 %
298
93
184
204
1999
2000
2001

ASSETS UNDER MANAGEMENT

in billions of euros ▭ *TCW*


+19 %
1,097
919
673
1999
2000
2001

NET BANKING INCOME

in millions of euros


408
409
276
1999
2000
2001

OPERATING INCOME

in millions of euros


257
255
173
1999
2000
2001

NET INCOME

in millions of euros


Asset Management

Asset Management

SG Asset Management bolsters its international platform by acquiring TCW

EUR 258 billion in assets under management[1]

EUR 22 billion in 2001 in net new money inflows[2]

3rd largest asset manager among the euro-zone banks

Rated aa+ by Fitch-AMR

FitchRatings
aa+
Asset Management Intrinsic Rating

Strategy

Focus strategic development on distribution, taking advantage of the best asset management capabilities in each major investment region

Develop cross-selling between SG Asset Management's four management centers to offer our customers the widest range of products managed by the best specialists

Increase our distribution capacity around the world, via partnerships and framework agreements

Enhance the Group's leadership in alternative investments

(1) Including Étoile Gestion, the asset management arm of Crédit du Nord.
(2) Including TCW (pro forma – annual basis).



EUR 95 billion
USA
US equities & fixed income
Alternative investments

EUR 10 billion
UK
International equities
UK equities & fixed income

EUR 135 billion
Continental Europe
European fixed income
International bonds
Diversified management
Alternative investments

EUR 18 billion
Asia
Japanese equities & fixed income

TCW, SG Asset Management's US platform

With TCW (Trust Company of the West), SG Asset Management has acquired a team of talented asset management professionals recognized for their know-how, as well as a solid distribution platform in the United States and one of the most impressive customer bases on the market.

TCW was founded in Los Angeles by Robert A. Day in 1971, and currently employs more than 600 people. Assets under management top USD 80 billion (equities, fixed-income products and alternative investments).

TCW's strengths are derived from the great commitment of its teams, who are experts in different management styles, ranging from traditional US equities (small, mid and large caps, growth, value and core), to sectoral management, and from cash and corporate bonds to mortgage-backed securities and high-yield bonds.

TCW also has a strong position in alternative investments (USD 9.4 billion), in leveraged finance, mezzanine financing and international private equity.

After working for many years with major US public- and private-sector pension funds, multi-nationals and large associations, since 1997, TCW has successfully extended its activities to include retail clients. TCW manages funds amounting to USD 17.6 billion for this clientele. In addition, there has been strong growth in the proportion of assets managed for high net worth individuals.



Highlights

Alternative investments
A force for innovation and success


SGAM Alternative
Diversified Fund


Moduléo 2007
Profitez des performances
des marchés financiers
en toute sécurité



Growth and innovation

Strong inflow of new money

In spite of a less favorable environment and high volatility on the markets, SG Asset Management recorded a strong inflow of new money inflows during 2001, amounting to EUR 9.3 billion (excluding TCW).

This excellent result was linked to both a dynamic policy of launching products that meet customer requirements and the strong development of the sales teams.


25
20
15
10
5
5
12
15
22*
1998
1999
2000
2001

STEADY GROWTH IN NEW MONEY

in billion of euros   ** including TCW over 12 months*

Product innovation

In anticipation of potential stock market problems, since 1998 SG Asset Management has been actively developing its capabilities in alternative investments (products that are decorrelated from traditional markets). Initially limited to structured products, the Group's expertise has gradually extended to guaranteed management, private equity and hedge funds, with an offer that includes different strategies. With assets under management of EUR 23.8 billion (including TCW), SG Asset Management now ranks among the leading players on the alternative management market, which is set to see very strong growth in the future.

Market professionals recognized the Group's successes in 2001, and SG Asset Management's alternative investment activities were awarded two innovation prizes – one by *La Tribune* newspaper for Barep Alizé Euro, which invests in weather and insurance derivatives and another by the *Forum de l'Investissement* for SG Asset Management *Premier Cru,* a venture capital fund that invests in vintage wines.



SG Asset Management has also demonstrated its innovative capacity in the field of employee savings, which has been given a boost by the new French law that extends their scope to SME/SMIs.

SG Asset Management is a major player on this market, with a market share of 14%. It set up the first French inter-company savings plan for the 30,000 employees of the Carrefour group's franchised stores, and launched "Pei Arcancia", the first inter-company savings plan open to all French SME/SMIs, which is marketed via the Société Générale network.

Professionalism and rigor

Since its creation in 1997, SG Asset Management has applied the highest quality standards to its operations. Risk management has been considerably reinforced, with the creation of a 25 strong Risk Department, which is responsible for making all operational and investment processes secure.

This tight level of control has paid off:

- Fitch-AMR renewed its aa+ rating in 2001, the highest rating awarded to an asset management company for its overall structure.
- The annual survey of financial managers of the largest French companies carried out by Option Finance magazine in 2001 named SG Asset Management as the "top performing fund manager".

Highlights

Singapore

A dynamic sales drive

Supported by the Group's capacity to put together structured products. SG Asset Management launched nine new products for individual investors in Singapore and Hong Kong, which this year attracted new money amounting to USD 1.1 billion. These are distributed by the major banks that are active in the region, notably Citibank, HSBC and Standard Chartered.


SG Asset Management
Investments Guaranteed
Tri-Sector Fund
A strategy guaranteed for your
financial success
SG



Private Banking

A major growth area for the Société Générale group

Assets under management*:
EUR 40 billion

3 priority regions:
France, Europe, Asia



7
9
13
27
34
38
40
54
66
85
178
52
218
59
285
91
292
74
1995
1996
1997
1998
1999
2000
2001
Creation of the Private banking business line
Assets under management (EUR billion)
NBI
GOI (EUR million)

* Plus EUR 76 billion in assets managed for prime mass affluent clients of Société Générale's domestic network (assets under management of more than EUR 150,000).

Strategy

A business line dedicated to high net worth individuals (with financial assets of over EUR 1 million and prime mass affluent clients)

A highly personalized relationship with clients and a global approach to their requirements based on advisory services

A major potential client base in the Société Générale Group's networks in France and internationally

A single brand that groups national brands (SG Hambros Bank, SG Rüegg Bank, etc.)



2001: Growth in net new money inflows and satisfactory results

Despite the less favorable stock market environment, the Société Générale Group's Private Banking business was able to win over new customers, resulting in a 7% increase in net new money inflows (EUR 2.6 billion).

Net banking income rose by 2%, to EUR 292 million, and net income amounted to EUR 55 million.

This performance confirmed the attractive and innovative nature of the Group's model, which focuses on:

- a global approach to customer requirements based on advisory services,
- international diversification solutions underpinned by a comprehensive and high-performance range of products and services,
- dedicated teams of asset engineering specialists.

The business line has improved its productivity and extended its geographical footprint, while reinforcing its technical and sales capabilities.
It actively proposes to existing and prospective clients new products that are particularly well suited to the current environment (alternative management, structured products).

SG Private Banking has set ambitious growth and profitability targets, which will be achieved as a result of:

- the effectiveness of its growth model,
- recent investments and continued efforts to pool resources,
- the development of on-shore networks and optimization of the sales drive.

Highlights

Acquisition in Belgium of Banque De Maertelaere

*Banque De Maertelaere has a strong presence in Flanders, and is specialized in asset management for prime mass affluent and high net worth individuals.
Assets under management amount to EUR 2.4 billion.*

Compliance

Société Générale was among the signatories of the Wolfsberg anti-money laundering principles in the field of Private Banking.

Corporate and Investment Banking





The 4th-largest corporate and investment bank in the euro zone

Equity Derivatives: Equity Derivatives House of the Year 2001 *(IFR, Risk Magazine* and *Asia Magazine*)

Project finance: 3 prestigious nominations (*Euromoney, The Banker, IFR*)

Export finance: number 2 global arranger (*Trade Finance*)

Corporate and Investment Banking

SG, the Société Générale Group's Corporate and Investment Banking division, serves corporate clients and investors in nearly 50 countries. It offers its clients integrated and innovative solutions that meet their financing requirements and strategic goals. Its aim is twofold:

- To be one of the leading European corporate and investment banks for:
  - clients with whom the Group has developed a close, long-term relationship,
  - clients in the Group's strategic sectors;
- To bring its target customers solutions that combine advisory, technical expertise and financing capacity, via a precise understanding of their markets.

KEY FIGURES 2001

* Figures restated for internal changes to Group structure made in 2001.



4,704
5,998
5,037
−16 %
1999*
2000*
2001

NET BANKING INCOME

in millions of euros



713
1,143
654
−42.8 %
1999*
2000*
2001

NET INCOME

in millions of euros



4.2
4.0
3.7
−6.7 %
1999*
2000*
2001

ALLOCATED CAPITAL

in billions of euros



559
Corporate banking
ROE 17.4%
95
Equity and Advisory
ROE 18%
2001

ROE

Total ROE: 17.5% *in millions of euros*

Corporate and Investment Banking



Strategy

Focused client approach

Continued selective development of businesses

Value creation through permanent innovation

Highlights

A focused sectoral approach

INDUSTRIAL SECTOR	GEOGRAPHICAL FOCUS
Commodities and energy	Global
Telecoms/Media	Global with priority on Europe
Technology	Global
Healthcare	Priority on the United States and Europe
Utilities	Priority on the United States and Europe

Balanced, high-performance services

Continued implementation of business strategy

Focused approach

In 2001, the **policy of refocusing** on 3,000 target clients was extended throughout the division:

- systematic efforts from the various players within the division to develop cross-selling;
- a selective approach to financial institutions: 350 investors and 50 issuers.

The sectoral approach was systematically applied in order to facilitate client contact for the different specialists in the division (client relationship managers, sectoral investment bankers, product specialists):

- for each geographical area, organization of the sales teams around selected industrial sectors, in line with the segmentation of equity research;
- efforts concentrated on **five priority industrial sectors** (commodities/energy, telecoms/media, technology, healthcare, utilities)[1], representing approximately 30% of the total global economy[2]. The goal is to provide customers with solutions based on in-depth understanding of the issues and trends of their markets.

Selective development

The European market appears particularly promising in the next few years, due to current deregulation and consolidation processes.

Against this background, and bolstered by its strong positioning in France, SG will continue its selective development, with an emphasis on Europe:

(1) Our activity in the transport sector, which was originally a multi-product business, was refocused on mergers & acquisitions and project finance in 2001. Our activities with financial institutions were also refocused.

(2) This estimate takes into account our priority geographic focus and the target market segments within each industrial sector.



Highlights

- further efforts in primary bonds (in particular corporate bond issues) and in structured credit products,
- strengthening of our pan-European equity business and our M&A origination capacity,
- technological investments in our global equity derivatives platform to reinforce the Group's leadership position.

The reorganization of our major businesses in 2001 goes hand in hand with this development:

- given the convergence of fixed-income and debt markets, these activities were grouped together to develop an integrated production chain from the issuer to the investor. Nearly EUR 100 million of revenue synergies resulting from the creation of the Debt Finance division were generated in 2001.

The goal is to continue integrating these business lines and achieve EUR 200 million of annual synergies in 2003;

- integration of the cash equity and M&A business lines in Europe within the new investment banking platform (Global Investment Banking Division), with a view to developing a coordinated approach by industrial sector. This integration extends the existing American model (SG Cowen) to Europe;
- reinforcement of synergies between trading activities on cash equities and equity derivatives;
- SG's financing and investment banking origination expertise in the telecoms/media sectors was pooled following the strategy applied to the commodities and energy sector.

Senior bankers

The principal commercial transactions set up with major clients are reviewed once a week by a committee comprising the Chairman, Chief Executive Officer and senior bankers. Each senior banker is responsible for securing a top-tier global banking relationship with a small number of strategic clients and developing a coordinated commercial approach to promote the Group's different activities to these customers.

France

T. Aulagnon	*A. Deloz*
P.-J. Brenugat	*B. de Font-Réaulx*
P. de Cailleux	*J.-C. Nohen*
J.-L. Clavel	*R. Sabot*

Europe excluding France

F.-X. d'Aligny (Germany)	*C. Garsin (Netherlands)*
L. Constanzo (Italy)	*J. H. Perez (Spain)*
J. Couret (Spain)	*G. Rosa (Italy)*

America

R. Campbell	*J. Lochtenberg*
W. Connolly	*G. Lynch*
P. Dalle-Molle	*J. Moreno*
S. Fercho	*J. Nangle*

Asia

B. Chapman (Australia)	*K. Tan (Singapore)*
S. Koh (Korea)	*Y. Wang (China)*
J. Im (Hong Kong)	*C. Wong (China)*
S. Nurishi (Japan)	



Highlights

Tracker funds

In 2001 – SG pioneered the launch of the first tracker funds in Europe: CAC 40 Master Unit, DJ Euro Stoxx 50 Master Unit, Dow Jones Industrial Average Master Unit, MSCI US Tech Master Unit (the first tracker that replicates the performance of a MSCI sector index for the information technology sector). Since the launch of the first fund in January 2001, assets under management have exceeded EUR 1 billion, representing a market share of nearly 20% in Europe.

Clickoptions

In May 2001, the equity derivatives teams launched Clickoptions, which offers individual customers the opportunity to invest online in a new generation of financial products. Customers can transform their assumptions on stock market trends into almost immediate gains. The range, so far only available on the French market, includes 2,500 products covering forty underlying instruments (shares and global indexes).

This selective development was underpinned by **active cost management**. In 2001, the reallocation of resources resulted in:

- the closure of non-strategic activities, distribution such as cash equity to institutional investors of emerging European and Japanese stocks, and M&A advisory in Australia, and the restructuring of investment banking services in London and the United States; these measures have led to a 12% reduction in front-office staff in the investment banking activities;
- the parallel adaptation of support functions linked to these activities;
- the successful completion of the plan to centralize western European operations management in Paris, which will generate recurrent savings of EUR 63 million from 2002.

Innovation

SG's development is based on continuous innovation:

- new products: the launch of the first tracker funds* in Europe;
- new concepts: the launch of a new business focused on the standard or synthetic securitisation of credit risks, to assist banks in managing their balance sheet and offer investors innovative investment products;
- new distribution channels: the launch of Centradia, the first online multi-product, multi-bank marketplace, dedicated to treasury and currency products and services.

* *Tracker funds: exchange traded index-linked funds, which replicate the performance of a share index or a basket of securities.*



Good results in a difficult environment, thanks to the diversity of the Group's businesses

Corporate and Investment banking is organized around 2 arms : Debt Finance and Equity and Advisory.

Corporate banking: sharp rise in activity

With net banking income up by 46%, 2001 was a successful year for all **debt and financing** activities, which were grouped together into the new Debt Finance division in February. All business lines registered growth in activity.

Currency and treasury activities in particular benefited from the decline in interest rates.

This favorable environment, along with a strengthened commercial approach, allowed SG to expand on the **debt and derivatives markets**, vis-à-vis both issuers and investors. The teams' innovative abilities helped them to win new mandates, such as the first issue of euro-zone inflation-indexed bonds for Agence France Trésor, for EUR 6.5 billion, which received the "Sovereign Bond 2001" award from *IFR* magazine. Other bond issues managed by SG in 2001 included many successful operations, like Aventis (which received the "Europe Investment-Grade Corporate Bond 2001" distinction from *IFR*), France Télécom, Alcatel and Toys"Я"us, as well as the Kingdom of Belgium and the Republic of Portugal.

SG is thus pursuing its expansion on the euro European bond market, rising from 18th to 13th position in 2001 (source *IFR*). SG has also confirmed its position among the top ten arrangers of syndicated loans in Europe (source *IFR*). The Group's efforts to develop new structured debt products also paid off, with, for instance, the hybrid debt issue for British insurance company CGNU for GBP 700 million and EUR 800 million (which was named "Financial bond – subordinated debt 2001" by *IFR*) and securitisation deals totalling AUD 1 billion for the Australian company Resimac.

Highlights

Centradia
A unique online offer

In November, SG launched the Centradia platform, in partnership with the Royal Bank of Scotland, Santander Central Hispano and San Paolo IMI.

www.centradia.com is aimed at a diverse European clientele, consisting of businesses and institutional investors. It is the first online marketplace dedicated to treasury and capital markets products and services that combines a multi-product, multi-service, multi-bank and multi-lingual offer.

Corporate and Investment Banking



Highlights

Results of Corporate Banking activities

In millions of euros	1999	2000	2001
Net banking income	2,439	2,469	3,083
Gross operating income	756	599	1,199
Net income	303	326	559
ROE	7.4%	9.3%	17.4%

Italenergia

Financing arranged for the acquisition of the Italian group Montedison and its subsidiary Edison by the consortium Italenergia (a subsidiary of Fiat and EDF) for EUR 6.5 billion. The Group's reactivity, teamwork, and structuring and distribution capabilities were decisive in obtaining this major mandate.

The strong results recorded by the **specialized financing activities** over the past few years were confirmed in 2001, and the Group's leading positions strengthened. The **export finance** business line was ranked number 2 worldwide in 2001, and thus figured among the top three banking institutions worldwide for the 7th consecutive year, according to Trade Finance magazine's market recognition survey. In **project finance**, SG ranks among the world leaders with several prestigious nominations: "World's Best Project Finance House of the Year" (*Euromoney*), "Best Project Finance Bank 2001" (*The Banker*) and "Americas Project Finance Loan House 2001" (*IFR*). SG's expertise in **asset finance** and leasing allowed for the development of these activities, namely in the industry, transport and real estate sectors. Several major **acquisition finance** transactions, like Italenergia's buy-out of Montedison and Edison (see highlights), illustrate the Group's performance.

Despite the difficult economic climate, activity remained strong in the new **media and telecom sector**, with the signing of sizeable transactions: SG was the financing arranger for wireless operator Amena in Spain for EUR 2.4 billion.

SG's diverse expertise in the **commodities/energy sector** allows it to offer customers innovative solutions (securitisation of debt providing access to capital markets, deconsolidation of stocks) and to launch new projects with strong growth potential, like the electronic marketplaces Intercontinental Exchange and Powernext and the creation of the energy trading company Gaselys in partnership with Gaz de France. SG confirmed its excellent position in this sector and has ranked 2nd in Trade Finance magazine's market recognition survey for the past 3 years.

2001 was an excellent year for **brokerage on organized futures markets**, for the Group's subsidiary Fimat, which again improved its position as one of the world's top clearing houses: Fimat's global market



share reached 5% in 2001 (7.0% in clearing), compared with 4.2% in 2000 (6.1% in clearing). In all, these excellent performances in terms of corporate banking earnings generated a ROE of 57%.

Equity and Advisory: encouraging results in a difficult environment

The **cash equity and M&A advisory activities** were grouped within a new division during 2001– the Global Investment Banking Division – with a view to providing institutional and corporate clients with an integrated offer. In these businesses, the Group's priorities are to:

- consolidate its dominant position in France,
- reinforce its multi-product, pan-European offer, so as to accompany the international expansion of French clients and reinforce its market penetration in Europe, in a context of increasing unification between domestic markets,
- focus its expertise on a limited number of priority sectors outside Europe (technology, healthcare, telecommunications and media, utilities, energy and commodities), in which the Group provides value-added services to its clients.

The equity markets were highly unsettled during 2001, with low trading volumes, depressed prices and a sluggish M&A market. SG nonetheless consolidated its position:

- in Europe, where the **primary equity market** contracted by nearly 50%, SG improved its positions in particular thanks to the French market, where SG is ranked number 1: France Telecom's IPO of Orange for EUR 9.4 billion, the sale of a block of Vivendi Environnement shares block by Vivendi Universal for EUR 1.2 billion (the biggest sale of the year in Europe).
  On the **secondary equity market**, SG was once again the top broker on the French market and remained the leading foreign player on the Milan Stock Exchange.

Highlights

Results of Equity and Advisory activities

In millions of euros	1999	2000	2001
Net banking income	2,265	3,529	1,954
Gross operating income	635	1,275	117
Net income	410	817	95
ROE	106.9%	159.6%	18%

SG's ranking in investment banking businesses

Source: Thomson Financial	REGION	2000	2001
Primary equity (bookrunner classification by amount of issues lead-managed)			
	France	2	1
	Europe	13	8
	All international issues	16	9
Mergers & acquisitions (finalized transactions)			
	France (1)	9	9
	Europe (2)	19	16

(1) French target: all buyers.
(2) European target or buyer.

In mergers & acquisitions, SG was involved in major transactions, advising Arbed in its merger with Usinor and Aceralia, and advising Debswana in the USD 17.6 billion restructuring of DeBeers.

In the United States, investment banking transactions were few and far between, in particular in the growth sectors in which SG Cowen is specialised (technology, healthcare). Some significant transactions were nonetheless carried out, including an advisory mandate for Cabletron Systems in its acquisition of Enterasys Networks for USD 2.6 billion. The last quarter was marked by an encouraging upswing in activity, as the Group was awarded the mandate to advise Cephalon on its acquisition of the pharmaceuticals group Lafon for USD 450 million, and lead-managed 3 transactions on the primary market, including the USD 125 million capital increase for the biotechnology company Transkaryotic Therapies.

In Asia, activity was limited in 2001 due to the sluggish market.

On the **convertible bonds** market, SG consolidated its position among the world's top ten lead arrangers (source: *IFR*). SG was joint bookrunner for transactions such as the Carlton Communications Plc. issue of bonds exchangeable for Thomson Multimedia shares for EUR 638 million, the biggest convertible euro bond transaction on the UK market in 2001, and the Vivendi Universal issue of bonds exchangeable for Vivendi Environnement shares for EUR 1.8 billion, named the "Deal of the Year" by *Corporate Finance* magazine.

In **equity derivatives** – an activity in which SG is market leader – the Group recorded good results in 2001, particularly in the sale of structured products.

SG is pursuing its strategy of innovation and adaptation to customers' needs. In 2001, new structured products, like Kilimanjaro and Annapurna, followed on from the first products of the range (Everest, etc.). In listed products, the launch of tracker funds was a huge success (see highlights page 48).

SG's dominant position in equity derivatives was again recognized: SG was named the "Equity Derivatives House of the Year" by *IFR* magazine, and by *Risk Magazine* for the second year in a row.


Corporate

Information on Corporate Governance

Société Générale respects the guidelines of the Viénot reports in terms of information on corporate governance and of transparency with respect to remuneration and stock options (see pages 61 and 63).

The Société Générale Board set up three Committees in September 1995 (the Audit Committee, the Compensation Committee and the Nomination Committee). At the same time, it approved the Directors' Charter, which provides recommendations on corporate governance and identifies the rights and duties of directors.

At the beginning of 2000, the Board reviewed its composition, its organization and its methods of operation. The Board adopted internal rules and modified the Directors' Charter in line with the conclusions of this review.

The Charter was again amended in 2001, notably as regards the compliance rules applicable to directors. In 2002, the Board of Directors will once again carry out a self-assessment and will report on the same to the General Meeting of Shareholders called to approve the results for the 2002 financial year.

Board of Directors

Composition

6 directors out of 16 are independent members and 3 directors are non-French nationals. The average age of directors is 61. Three directors represent employees. As authorized by the Company's by-laws, a censor (Mr R. Day) was appointed.

In 2000, the General Meeting of shareholders approved the reduction in the term of directors' new mandates to 4 years (instead of 6 years) which will eventually permit to renew each year a quarter of the directors' mandates awarded by the General Meeting (directors representing employees are appointed by election every 3 years).

There are currently two cases of cross-shareholdings combined with mandates, with CGNU and Pernod-Ricard.

Operation

Under the by-laws, the Board is convened by the Chairman or at the request of a third of Board members.

At least five meetings are scheduled each year. The first meeting reviews the budget and the subsequent meetings examine the annual, interim and quarterly financial statements.

The Board met 7 times in 2001 (compared with 6 times in 2000). The meetings lasted on average 2 hours and 30 minutes.

In 2001, a meeting of the Board of Directors was held in New York, enabling the Directors to meet the major managers of our US business lines.

Scope

The Board's internal rules stipulate that it must regularly examine the Group's strategy and deliberate on changes to the Group's management structure and on transactions – in particular acquisitions and transfers – that are liable to have a significant impact on Société Générale's consolidated net income or on the structure of its consolidated balance sheet.

In 2001, directors were called to deliberate on partnership operations and on various significant acquisitions or sales of the Group, notably the acquisitions of SKB Banka, Komercni Banka, GEFA, ALD and TCW.

Where appropriate, the Board's opinion is published in press releases issued following its meetings.

Directors

The Group's directors hold a significant number of shares personally: although the statutory minimum is 200 shares, the Directors' Charter recommends that each director appointed by shareholders hold at least 600 Group shares. More than 92% of directors comply with this recommendation.

The presence of directors at Board Meetings is shown by the Board attendance rate, which stood at 81% in 2001 (compared with 84% in 2000 and 86% in 1999).

As provided by the internal rules of the Board, half of directors' attendance fees is paid in proportion to attendance at Board or Committee meetings (see page 61).

The Board's internal rules provide that directors of Société Générale should abstain from carrying out transactions on securities issued by companies for which they have access to information not yet made public. This rule was reinforced in January 2001. Like Group employees with access to privileged information, directors are now prevented from carrying out transactions on Société Générale shares during the thirty days prior to the publication of results, and from carrying out speculative trading on Société Générale shares (shares must be held for at least two months, options trading is prohibited).

Committees

The Board's internal rules stipulate that its decisions in certain areas are drawn up by specialized committees composed of directors appointed by the Board. These committees submit their opinions and proposals to the Board for approval.

Audit Committee

The Committee is composed of three directors, Messrs Calvet, Cannac and Wyand, two of whom are independent members.
The Committee is chaired by Mr Calvet and is responsible for:

- reviewing the draft financial statements before they are submitted to the Board, notably the accounting principles and methods applied, and ensuring their relevance and consistency;
- reviewing the choice of methods and rules used for the establishment of consolidated accounts;
- reviewing the consistency of procedures put in place to ensure proper internal control of operations, control of risk and compliance with the corporate ethical policy and professional codes of conduct;
- formulating an opinion on the appointment or renewal of the Statutory Auditors;
- ensuring that the Statutory Auditors remain independent;
- examining the work programs of the internal and external auditors;
- examining responses to follow-up letters sent by the French Banking Commission.

The Audit Committee has discussions, without the presence of the Chief Executive Officers, with the Statutory Auditors and with the managers responsible for preparing the financial statements, for risk control or for compliance. The Committee reports to the Board on its work.

The Committee met 7 times in 2001, and reviewed the draft annual, interim and quarterly consolidated financial statements submitted to the Board, the report on internal control, reports on risk assessment and monitoring procedures (under Articles 42 and 43 of Regulation 97.02 of the French Banking Regulation Committee relating to internal controls), the financial aspects of the various acquisitions and the cost-cutting program.

Compensation Committee

Composed of 3 directors, Messrs Baird, Jeancourt Galignani and Seillière, 2 of whom are independent, and chaired by Mr Seillière, the Compensation Committee met 3 times in 2001 to submit proposals to the Board for the fixed and variable remunerations of Chief Executive Officers and also a stock option plan (see page 63).

Nomination Committee

The Nomination Committee is composed of the Chairman of the Board and the 3 members of the Compensation Committee. It makes proposals to the Board for the appointment of new Board members and for the replacement of Chief Executive Officers, especially in the case of an unexpected vacancy.

The Committee is chaired by the Chairman of the Compensation Committee. It has drawn up a list of replacement Chief Executive officers that can be submitted to the Board whenever necessary.
It met twice in 2001 in order to carry out preparatory work for the renewal and appointment of directors.

Statutory Auditors

The accounts of Société Générale are certified jointly by Ernst & Young Audit, represented by Mr Christian Mouillon, and Barbier Frinault & Autres (Andersen), represented by Mr Philippe Peuch-Lestrade and Ms Isabelle Santenac.



The Statutory Auditors were appointed for a six-year period by the General Meeting of Shareholders on April 18, 2000. This appointment was proposed by the Board on the recommendation of the Audit Committee. The latter gave its opinion on the proposal put forward by an internal jury, based on an international call for tenders.

The Group has set itself the target of limiting the fees paid to the Statutory Auditors for non-audit work, such that the said fees do not exceed 30% of their total fees. The Audit Committee is kept regularly informed of any fees paid and ensures compliance with this objective.

		YEAR OF FIRST APPOINTMENT AND YEAR IN WHICH CURRENT MANDATE WILL EXPIRE	KEY POSITION	OTHER DIRECTORSHIPS IN LISTED COMPANIES*	BACKGROUND
	**Daniel Bouton** Member of Nomination Committee Date of birth: April 10, 1950 Holds 10,500 shares	1997-2003	Chairman and Chief Executive Officer of Société Générale	*Director:* Schneider Electric SA, Total Fina Elf SA *Member of Supervisory Board:* Vivendi Environnement	Budget Director at the Ministry of Finance (1988-1990). Joined Société Générale in 1991. Chief Executive Officer in 1993. Chairman and Chief Executive Officer since November 1997.
	**Philippe Citerne** Date of birth: April 14, 1949 Holds 4,300 shares	2001-2004	Director and Chief Executive Officer of Société Générale (Article L 225-53 of the French Commercial Code)	*Director:* Unicredito Italiano Spa *Permanent representative of* Société Générale *on the Board of Directors:* TF1	After a career at the Ministry of Finance, he joined Société Générale in 1979. Head of Economic Research in 1984, Group Chief Financial Officer in 1986, Senior Executive Vice-President, Human Relations in 1990. Appointed Chief Executive in 1995, Chief Executive Officer in November 1997.
	**Marc Viénot** (1) Date of birth: November 1, 1928 Holds 32,800 shares	1986-2003	Chairman of Paris Europlace Chairman of Supervisory Board of Aventis Honorary Chairman and Director of Société Générale	*Director:* Alcatel, Ciments Français, Vivendi Universal	After a career at the French Treasury, joined Société Générale in 1973. Chief Executive Officer in 1977. Chairman from 1986 to 1997.
	**Euan Baird** (2) Independent director Member of Nomination Committee and Compensation Committee since 2001 Date of birth: September 16, 1937 Holds 600 shares	2001-2004	Chairman and Chief Executive Officer of Schlumberger	*Director:* Scottish Power, AREVA	British national. Joined the Schlumberger group in 1960, where he became Deputy Chief Executive of wireline operations in 1979. Appointed chairman of Schlumberger in 1986.
	**Pierre Bilger** (2) Independent director Date of birth: May 27, 1940 Holds 4,000 shares	1999-2005	Chairman and Chief Executive Officer of ALSTOM		After a career at the Ministry of Finance, joined the Compagnie Générale d'Électricité group in 1982. Chairman and Chief Executive Officer of GEC ALSTHOM from 1991, then of ALSTOM since 1998.
	**CGNU Plc** (4) Holds 28,000,000 shares				Financial management, life insurance and general insurance company.
	represented by **Anthony Wyand** (3) Member of Audit Committee Date of birth: November 24, 1943	1987-2003	Executive Director CGNU Chairman of Supervisory Board of CGU France	*Director:* Unicredito Italiano Spa, Société Foncière Lyonnaise *Group Executive Director :* Grosvenor Group Holding Ltd.	British national. Joined Commercial Union in 1971.
	**Jacques Calvet** (2) Independent Director Chairman of Audit Committee Date of birth: September 19, 1931 Holds 1,064 shares	1989-2004	Corporate Director	*Chairman of Supervisory Board:* BHV *Vice-Chairman of Supervisory Board:* Galeries Lafayette. *Member of Supervisory Board:* Axa, Vivarte, Cottin Frères *Director:* Société Foncière Lyonnaise, EPI-Société Européenne de Participations Industrielles	Chairman of BNP from 1979 to 1982, and of PSA from 1982 to 1997.
	**Yves Cannac** (2) Independent Director Member of Audit Committee Date of birth: March 23, 1935 Holds 900 shares	1997-2003	Member of Conseil économique et social	*Director:* AGF, Danone	Chairman of Havas from 1978 to 1981. Chairman of Cegos from 1985 to 1999.

(1) A former officer of Société Générale (more than 3 years).
(2) An independent director according to the definition given in the latest report of the committee on corporate governance, having no relation with the company or the Group that may compromise his free choice.

		YEAR OF FIRST APPOINTMENT AND YEAR IN WHICH CURRENT MANDATE WILL EXPIRE	KEY POSITION	OTHER DIRECTORSHIPS IN LISTED COMPANIES*	BACKGROUND
	**Antoine Jeancourt Galignani** (4) Member of Nomination Committee and Compensation Committee since 2001 Date of birth: January 12, 1937 Holds 824 shares	1994-2004	Chairman and Chief Executive Officer of Gecina since June 2001	*Director:* AGF, Total Fina Elf SA, Kaufman et Broad *Chairman of Supervisory Board:* Euro Disney Sca	Deputy Chief Executive of Crédit Agricole from 1973 to 1979. Appointed Chief Executive Officer of Indosuez in 1979 and Chairman from 1988 to 1994. Chairman of AGF from 1994 to 2001, became Chairman of Gecina in June 2001.
	**Meiji Life Insurance Cy** (4) Holds 13,750,000 shares				Mutual life insurance company.
	Represented by **Kenjiro Hata** Date of birth: July 27, 1928	1988-2005	Chairman and Chief Executive Officer of Meiji Life Insurance Company	*Director:* Kirin Brewerey Cy Ltd.	Japanese national. Joined Meiji Life group in 1954, appointed Chief Executive Officer in 1990 and Chairman in 1998.
	**Patrick Ricard** (4) Date of birth: May 12, 1945 Holds 200 shares	1994-2005	Chairman and Chief Executive Officer of Pernod-Ricard	*Director:* Provimi, Altadis	Joined Pernod Ricard group in 1967. Chairman since 1978.
	**Ernest-Antoine Seillière de Laborde** (2) Independent Director Chairman of Nomination Committee and Compensation Committee Date of birth: December 20, 1937 Holds 1,288 shares	1986-2005	Chairman and Chief Executive Officer of CGIP	*Chairman of the Board of Directors:* Marine-Wendel. *Vice-Chairman of the Board of Directors:* Cap Gemini *Director:* Valeo. *Chairman of Supervisory Board:* Trader.com N.V. *Member of Supervisory Board:* Hermès International, Peugeot SA, Orange Nassau Groep BV	Occupied a series of posts for the French government. Joined Wendel Group in 1976 and was appointed Chairman of CGIP in 1987. Chairman of French employers' association MEDEF.
	**Serge Tchuruk** (2) Independent director Date of birth: November 13, 1937 Holds 2,500 shares	1999-2003	Chairman and Chief Executive Officer of Alcatel	*Director:* Thales, Total Fina Elf SA, Vivendi Universal	Held various posts in France and the USA within Mobil Group. Appointed Chief Executive Officer of Rhône Poulenc in 1983, and Chairman of Total in 1990. Chairman of Alcatel since 1995.
	**Gérard Baude** Director elected by employees Date of birth: November 1, 1947 Holds 240 shares	1993-2003	Employee in Means of Payment department of the Aix-en-Provence branch		Société Générale employee since 1968.
	**Daniel Gourichon** Director elected by employees Date of birth: March 18, 1950 Holds 376 shares	2000-2003	Client relations officer at the Annemasse branch		Société Générale employee since 1973.
	**Philippe Pruvost** Director elected by employees Date of birth: March 2, 1949 Holds 2,700 shares	2000-2003	Asset management advisor at the Menton branch		Société Générale employee since 1971.

(3) An executive of a company whose Board members include a representative of Société Générale.
(4) A company director or chairman who is personally (or is connected with) a significant shareholder of Société Générale.

(*) Other directorships in non-listed companies are detailed on page 58

Director whose appointment is subject to approval by the general meeting of shareholders



	KEY POSITION	DIRECTORSHIPS HELD DURING 2001	BACKGROUND
Robert A. Day US national. Date of birth: December 11, 1943 Holds 2,044,000 shares	Chairman and Chief Executive Officer of TCW Group Inc.	*Director:* Freeport-McMoRan Copper & Gold Inc., McMoRan Exploration Co., Fisher Scientific International Inc., Syntroleum Corp. *Mandate begun in 2001:* Société Générale Censor.	Attended Robert Louis Stevenson School until 1961, then graduated McKenna College with a Bachelor of "Science Economics" in 1965. *Portfolio manager* for White, Weld & Cy investment bank in New York as of 1965. Founded Trust Company of the West (TCW) in 1971.

Director whose ratification is subject to approval by the general meeting of shareholders

	KEY POSITION	DIRECTORSHIPS HELD IN LISTED COMPANIES DURING 2001*
Anthony Wyand British national. Holds 1,000 shares	Executive Director CGNU Chairman of Supervisory Board of CGU France	*Mandates and background: page 56*

Directorships in non-listed joint-stock companies held during 2001

Philippe Citerne

Director: Généval, Crédit du Nord, SG Hambros Bank and Trust Ltd., TCW
Permanent representative of Société Générale on the Board of Directors: Answork
Mandate begun in 2001: TCW
Mandate ended in 2001: SG Asset Management, SG Investment (UK) Ltd.

Marc Viénot

Director: Société Générale Marocaine de Banques

Euan Baird

Director: The Haven Management Trust

Pierre Bilger

Director: ALSTOM UK Ltd.
Member of Supervisory Board: ALSTOM NV, ALSTOM GmbH
Member of International Consultative Committee: Renault Nissan

Yves Cannac

Director: Caisse des Dépôts Développement (C3D)

Antoine Jeancourt Galignani

Directorships in foreign companies: Société Nationale d'Assurances (Lebanon), Allianz First Life (Korea), Fox Kids Europe N.V. (Netherlands)
Mandate ended in 2001: Chairman of AGF, AGF IART, AGF Vie, AGF International

Patrick Ricard

Chairman of the Board of Directors: Comrie Public Limited Cy. *Director:* Cie financière CSR, PR Europe Spirits & Wines SA, PR. Finance SA, Société Paul Ricard, Société Paul Ricard & Fils, Austin Nichols and C° Inc., Austin Nichols (International) Inc., Anco Do Brasil Inc., Ramsey-SIAS Inc., Austin Nichols Export Sales Inc., Aberlour Glenlivet Distillery, Boulevard Distillers and Importers Inc., Boulevard Export Sales Inc., Peribel, Distillerie Fratelli Ramazzoti Spa, Duncan Fraser and Company Ltd., Glenforres Glenlivet Distillery, House of Campbell Ltd., Irish Distillers Group Ltd., PR Larios, Muir Mackenzie and Company Ltd., Perisem, Peri Mauritius, PR Nederlands Spirits and Wines BV, Polairen Trading Ltd., Populous Trading Ltd., Sankaty Trading Ltd., San Giorgio Flavors Spa, White Heather Distillers Ltd., W. Whiteley and Company Ltd., World Brands Duty Free Ltd. *Representative of Pernod-Ricard on the Board of Directors:* Cidreries and Sopagly réunies as "CSR", Cusenier, Pampryl, Pernod, Ricard, Santa Lina, Campbell Distillers Ltd., Havana Club Holdings SA. *Representative of Santa Lina on the Board of Directors:* Cie Financière des produits Orangina, Société Immobilière et Financière pour l'Alimentation (Sifa), Société Industrielle Agricole de la Somme Matières Premières Alimentaires (SIAS-MPA). *Mandates begun in 2001:* Provimi, Martell & Co. *Mandates ended in 2001:* Eridania Béghin Say, Éts vinicoles champenois, Orangina Pampryl, San Giorgio Flavors, Yoo-Hoo Chocolate Beverage Corporation, Yoo-Hoo of Florida corporation, Yoo-Hoo Industries Inc., Yoo-Hoo of Louisiana Corporation

Ernest-Antoine Seillière de Laborde

Vice-Chairman of Supervisory Board: Biomérieux Pierre Fabre SA-Bmpf
Director: Société Lorraine de Participations Sidérurgiques-SLPS, Sofisamc
Permanent representative of Sofiservices on the Supervisory Board: Bureau Veritas. *Permanent representative of Compagnie Financière de la Trinité on the Board of Directors:* Stallergènes

Serge Tchuruk

Chairman of the Board of Directors: Alcatel Usa Holdings Corp.
Member of Supervisory Board: Alcatel Deutschland GmbH
Mandate ended in 2001: Alstom

Anthony Wyand

Executive Vice-President: Victoire Asset Management. *Director:* Abeille Assurances, Abeille Vie SA, CGU Courtage SA, CGU Group BV, CGU Insurance Plc, CGU International Holdings BV, Commercial Union Finance BV, Commercial Union Holdings (France) Ltd., Commercial Union International Holdings Ltd., Delta Lloyd NV, Eurofil SA, General Accident Plc, Northen Assurance Company Ltd., Norwich Union Plc, Royal St George Banque SA. *Director and Vice-Chairman:* CGU International Insurance Plc. *Member of Supervisory Board:* Commercial Union Polska General Insurance Company SA, Commercial Union Polska Life Assurance Company SA, Commercial Union Polska Towarzyshwo Ubezpieczen Na Zycie SA, Commercial Union Polska Towarzyshwo Ubezpieczen Ogolnych Spo Ka Akcyina. *Mandates begun in 2001:* CGNU Holdings Poland Ltd., North British and Mercantile Insurance Company Ltd., Norwich Union Overseas Holdings Ltd., Road Transport & General Insurance Company Ltd., Scottish Insurance Corporation Ltd., Welsh Insurance Corporation Ltd., Yorkshire Insurance Company Ltd.



Philippe Citerne
Chief Executive Officer

Daniel Bouton
Chairman and Chief Executive Officer



Xavier Debonneuil
Chief Executive Officer,
SG Corporate
and Investment Banking

Didier Alix
Chief Executive Officer,
Retail Banking

Bruno Flichy
Chairman and
Chief Executive Officer,
Crédit du Nord

Philippe Collas
Chairman and
Chief Executive Officer,
SG Asset Management



Hervé Saint-Sauveur
Senior Executive Vice President,
Finance and Corporate Planning

Christian Schricke
Senior Executive Vice President,
Corporate Secretariat

Alain Py
Senior Executive Vice President,
Resources and Human Relations

Attend meetings of the Executive Committee:

Hugues Le Bret
Head of Group Communications

Didier Hauguel
Head of Global Risk Management

Mission:

Ensure the strategic management of the Group, under the authority of the Chairman

Daniel Bouton | Philippe Citerne
Didier Alix | Xavier Debonneuil | Bruno Flichy | Philippe Collas
Alain Py | Hervé Saint-Sauveur | Christian Schricke


Yves-Claude Abescat
Corporate Finance


Alain Ciot
Strategy


Marc Litzler
Co-Head Investment Banking


René Querret
Chief Information Officer, Retail Banking


Bernard Beaufils
Chief Executive Officer Crédit du Nord


Michel Douzou
Retail Banking


Pierre Mathé
Chief Executive, Private Banking Division


Patrick Soulard
Deputy Chief Executive Officer, SG Corporate and Investment Banking


Jacques Beer-Gabel
Group Chief Information Officer


Jean-François Gautier
Specialized Financial Services


Jean-Louis Mattei
International Retail Banking


Bernard de Talancé
Deputy Chief Executive Officer, SG Corporate and Investment Banking


Jacques Bouhet
Deputy Chief Executive Officer, SG Corporate and Investment Banking


Didier Hauguel
Head of Global Risk Management


Christophe Mianné
Global Head of Equity Derivatives


Catherine Théry
Managing Director, SG Asset Management


Stephen Brisby
Co-Head Investment Banking


Alexis Juan
Chairman of the Board and Chief Executive Officer, Komercni Banka


Jean-Pierre Mustier
Head Debt Finance


Yves Tuloup
Deputy Chief Executive Officer, SG Corporate and Investment Banking


Philippe Brosse
Managing Director, SG Asset Management


Hugues Le Bret
Head of Group Communications


Jean-Jacques Ogier
Retail Banking


Philippe Vigué
Internal Audit


Séverin Cabannes
Chief Financial Officer


Robert Le Roux
Resources and Human Relations


Jean-Paul Oudet
Global Credit Portolio Management, SG Corporate and Investment Banking


Alain Closier
Banking Services Division


Jean-Pierre Lesage
Marketing and Business Strategy, SG Corporate and Investment Banking


Christian Poirier
Strategy and Marketing Division, Retail Banking

Mission:

Discuss Group strategy and other matters of general interest to the Group

Policy for Determining the Remuneration of Senior Managers

The information below applies to the nine Senior Managers who form the Executive Committee (1).

- The remuneration of the two Senior Officers is set by the Board of Directors, based on a proposal made by the Compensation Committee. This remuneration takes two forms:
  – A fixed sum allocated at the time of their appointment, which may be revised in line with market practices;
  – A variable amount, determined annually, in accordance with certain limits which is directly linked to company performance and is assessed on the basis of Group net income and earnings per share.
  The Compensation Committee ensures that the amount of variable payments reflects the Group's performance objectives, and in particular that the performance indicators are not affected by structural changes or exceptional profits or losses.
  In compliance with the rules set by the Board of Directors, based on a recommendation by the Compensation Committee, the variable amount is reconciled with limits set in line with market practices and adapted to take into account the quality of the performance realized.
- The remuneration of the Chairman of Crédit du Nord and the Chairman of SG Asset Management is calculated in the same way. The Board of Directors sets the fixed sum and variable amount, based on a proposal made by the Compensation Committee.

The variable amount is also directly linked to the company's performance.

- The remuneration of the other five Senior Managers, set by General Management, also comprises two parts:
  – A fixed sum, determined according to each member's responsibilities, and taking into account market practices;
  – A variable amount, set at the discretion of General Management, which depends on Group results and individual performances over the previous financial year.
  Besides this remuneration, the five Senior Managers also benefit from the general incentive schemes established under the company's collective agreements, like all employees. Members of the Executive Committee have a company car.

Remuneration paid in 2001

In 2001, total remuneration (2) of senior officers broke down as follows:

- Chairman: EUR 2.250 million (fixed EUR 1 million, variable EUR 1.250 million),
- Chief Executive: EUR 1.237 million (fixed EUR 0.550 million, variable EUR 0.687 million).

In 2001, total remuneration (2) of the nine members of the Executive Committee (1) amounted to EUR 7.606 million, which breaks down as follows:

- Fixed amounts: EUR 3.644 million.
- Variable amounts: EUR 3.962 million.

Attendance fees paid to directors who form the Executive Committee

The attendance fees and other Board-related remuneration paid to Senior Officers are deducted from the variable part of their remuneration. Other members of the Executive Committee do not receive attendance fees, and any sums received in this respect are paid back to Société Générale.

Attendance fees paid to company directors

The total amount approved at the General Meeting on June 4, 1999 for the payment of directors' fees (EUR 0.46 million) was retained in 2001 and paid in March 2002.

The rules for distributing attendance fees amongst Directors, decided by the Board of Directors on February 23, 2000 are the following:

- Half of total fees are equally shared between all Directors, though members of the Audit Committee each receive two parts.
- The other half is shared between the Directors, according to the number of Board or Audit Committee meetings they attended during the year.

(1) Besides the Chairman and Chief Executive, the Executive Committee comprises two division Chief Executives, the Chairman of Crédit du Nord, the Chairman of SG Asset Management, the Senior Executive Vice President responsible for Finance and Corporate Planning, the Senior Executive Vice President responsible for Resource and Human Relations and the Senior Executive Vice President responsible for the Corporate Secretariat.

(2) Total remuneration breaks down as follows:
– Fixed amounts received in 2001.
– Variable amounts relating to 2001 paid in March 2002.

Shareholders with more than 1% of capital [1] or voting rights at December 31, 2001

SHAREHOLDERS [1]	% OF CAPITAL [2]	% OF VOTING RIGHTS [2]
Employees and former employees via the E-Fund (35,918 people)	7.35	12.30
CGNU Group	6.69	8.20
Meiji Life	3.19	5.63
CDC [3]	2.75	3.59
AGF	2.50	3.90
Peugeot	2.10	3.47
SCH	1.50	1.33
Pernod-Ricard	1.16	2.06

(1) Excluding undertakings for collective investments in transferable securities (UCITS), treasury stock and share buybacks (6.21%).

(2) Basis used to calculate percentages of capital and voting rights at December 31, 2001:
- number of shares: 431,538,522
- number of voting rights: 488,787,663

(3) CDC (general section only), excluding CDC IXIS Capital Markets.

At December 31, 2001, nearly 300,000 individual shareholders held Société Générale Group shares (7.5% of common stock, excluding shares held by employees via the E-Fund or directly).

Common stock

At December 31, 2001, the Group's common stock comprised 431.5 million shares of nominal value EUR 1.25.

The 8.3 million new shares issued during 2001 break down as follows:

- 2.7 million shares in consideration of the partial transfer of assets by Sogénal, approved by the General Meeting of May 4, 2001;
- 4.7 million shares reserved for employees as part of the Company- sponsored employee share ownership plan and subscribed for during the year;
- 0.9 million shares issued following the exercise of stock options.

The Board of Directors of February 20, 2002 cancelled 7.2 million shares, reducing the common stock to 424.3 million shares as of that date.

Share buybacks

Under the program launched in September 1999, the Group has acquired 32 million shares on the market for a total net amount of EUR 1.8 billion. During 2001, the Group bought back 13.6 million shares for EUR 833 million and sold or transferred 16 million shares for a book value of EUR 899 million.

In particular, 14.4 million [1] shares (amounting to a book value of EUR 806 million) were used to pay for the acquisition of US asset management company TCW in July 2001.

At December 31, 2001, the Group held 17.8 million of its own shares (excluding treasury stock) amounting to EUR 1 billion. Of this total, 5.8 million shares, valued at EUR 280 million are intended to be used to cover stock options granted to employees.

Stock options

In January 2001, following a proposal made by the Compensation Committee, the Board of Directors granted new stock subscription options.

This plan followed on from the 2000 plan, which was reserved for 1,477 young managers.

In 2001, 3,116,500 stock options were granted to 258 senior executives, including senior officers. The allocation is definitive for 205 of the executives. For the remaining 53 beneficiaries, half of the options were granted definitively* and half subject to the following conditions being met**:

- half (25%) if the Société Générale's share outperforms the DJ Euro Stoxx Bank index between December 2000 and December 2002;
- half (25%) if the Group's 2002 operating income meets or exceeds the EUR 4,064 million target set in the 2002 strategic plan, or, failing which, if the Société Générale Group's average share price growth over the two years in question outperforms the aforementioned index by 15%.

If the conditions in terms of stock market performance and operating income growth are not met, the stock options in question will not be granted.

The subscription price is equal to the average opening price of Société Générale shares during the twenty trading sessions preceding the Board meeting that granted the options.

As with previous allocations:

- these options are granted for a period of seven years;
- the options can only be exercised if the beneficiary's contract is still valid.

(1) Amount subject to revision in line with TCW's gross operating income in 2001 and 2002.

** See page 63 for a table showing stock options held by the Chairman, the Chief Executive Officer and members of the Executive Committee.*

*** See page 63 for a table showing stock options held by the Chairman, the Chief Executive Officer and members of the Executive Committee.*

Société Générale stock options

at December 31, with details of options granted to Group Senior Management in office at the time of their allocation.

OPTIONS GRANTED				OPTIONS EXERCISED							
Date granted	Strike price*	Number of beneficiaries	Number of options	1995	1996	1997	1998	1999	2000	2001	TOTAL
Feb. 16, 1994	EUR 22.60 [a]	231	1,209,400	–	–	70,708	254,780	807,192	37,720	7,400	1,177,800
of which management		25	340,600	–	–	8,000	77,200	255,400	0	0	340,600
March 15, 1995	EUR 15.29 [a]	249	1,755,200	70,500	26,300	70,500	186,900	616,840	329,240	229,860	1,530,140
of which management		24	496,300	60,500	0	17,000	36,100	159,500	72,800	101,400	447,300
June 19, 1996	EUR 17.04 [a]	7	1,280,000	–	0	0	0	272,000	92,000	596,000	960,000
of which management		_	0	–	0	0	0	0	0	0	0
June 25, 1997	EUR 18.94 [b]	334	1,690,760	–	–	0	28,600	18,620	44,580	13,440	105,240
of which management		27	594,000	–	–	0	16,000	16,000	2,000	0	34,000
June 24, 1998	EUR 45.35 [b]	541	1 953,200	–	–	–	0	0	32,800	11,200	44,000
of which management		25	451,200	–	–	–	0	0	9,200	12,800	22,000
Sept. 8, 1999	EUR 48.50 [c]	714	3,502,400	–	–	–	–	0	11,200	8,400	19,600
of which Executive Committee		9	502,000	–	–	–	–	0	0	0	0
Aug. 2, 2000	EUR 51.00 [d]	1,477	2,268,000	–	–	–	–	–	0	0	0
of which Executive Committee		_	0	–	–	–	–	–	0	0	0
Jan. 12, 2001	EUR 66.00 [e]	258	3,116,500	–	–	–	–	–	–	0	0
of which Executive Committee		9	371,750*	–	–	–	–	–	–	0	0
			371,750**	–	–	–	–	–	–	0	0
			16,775,460	70,500	26,300	141,208	470,280	1,714,652	547,540	866,300	3,836,780
of which management			3,127,600	60,500	0	25,000	129,300	430,900	84,000	114,200	843,900

NB Between 1994 and 1998 and in 2001, the allocations were made in the form of stock subscription options. In 1999 and 2000, they were stock purchase options. The strike price represents the average opening market price of the Société Générale share during the twenty trading days preceding the Board of Directors meeting at which it was decided to grant the options, with a 20% discount for grants made between 1994 and 1997 and in 2000.

(a) Options exercisable as from 3 years after the date of allocation (except for beneficiaries over 59 years and 8 months).

(b) Options exercisable as from 5 years after the date of allocation (except for beneficiaries over 59 years and 8 months).

(c) Options exercisable as from 3 years after the date of allocation with no option to sell the shares before September 8, 2004 (unless the beneficiary retires).

(d) Options exercisable as from 3 years after the date of allocation with no option to sell the shares before August 2, 2005 (unless the beneficiary retires).

(e) Options exercisable as from 3 years after the date of allocation with no option to sell the shares before January 12, 2006 (unless the beneficiary retires).

For this plan, the options granted to beneficiaries not members of the Executive Committee (i.e. 2,373,000 options) break down as follows:

- *Options exercisable subject to no performance-related conditions: 1,912,500 options for 249 beneficiaries;*
- *Options exercisable subject to targets being met (see page 62): 460,500 options for 44 beneficiaries.*

At December 31, 2001, senior officers who exercised no options in 2001 held the following options:

	Date of grant	Strike price	Number of options
Chairman	June 25, 1997	18.94	80,000
	June 24, 1998	45.35	104,000
	Sept. 8, 1999	48.50	160,000
	Jan. 12, 2001	66.00	125,000 *
	Jan. 12, 2001	66.00	125,000 **

	Date of grant	Strike price	Number of options
Chief Executive	March 15, 1995	15.29	17,600
	June 25, 1997	18.94	40,000
	June 24, 1998	45.35	52,000
	Sept. 8, 1999	48.50	90,000
	Jan. 12, 2001	66.00	68,750 *
	Jan. 12, 2001	66.00	68,750 **

STOCK SUBSCRIPTION OR PURCHASE OPTIONS AWARDED TO AND EXERCISED BY THE TEN EMPLOYEES WHO ARE NOT SENIOR OFFICERS AND WHO WERE AWARDED THE LARGEST NUMBER OF STOCK OPTIONS	TOTAL NUMBER OF SHARES SUBSCRIBED FOR OR BOUGHT	WEIGHTED AVERAGE PRICE
Stock options granted, during the year, by the issuer or any other company included within the scope for allocating stock options, to the ten employees of the issuer or any other companies included within this scope, who were awarded the largest number of stock options	*764,000*	*EUR 36.65*
Stock options held during the year, by the ten employees of the issuer or the aforementioned companies who purchased or subscribed for the largest number of stock options	*636,720*	*EUR 17.33*

Table drawn up in accordance with the recommendations of the French Securities and Exchange Commission (Commission des opérations de bourse).

* *Stock options definitively granted.*

** *Stock options subject to target being met (see page 62).*

Société Générale and its shareholders

Calendar

April 23, 2002
Annual general meeting

April 25, 2002
Ex-dividend date
(Financial year 2001)

May 16, 2002
Group results
for the first quarter 2002

August 2, 2002
Group results
for the second quarter 2002

November 14, 2002
Group results
for the third quarter 2002

Investor relations

— Individual shareholders

Toll-free number (in France)
0 800 850 820

Fax
33 (0)1 41 45 92 27

E-mail
actionnaires.individuels@socgen.com

— Institutional investors

Telephone
33 (0)1 42 14 47 72

Fax
33 (0)1 42 13 00 22

E-mail
investor.relations@socgen.com

Shareholder consultative committee

The shareholder consultative committee was set up in 1988 to develop a high quality relationship with Société Générale's individual shareholders.

It provides General Management with its opinion on communication with individual shareholders and submits recommendations in this respect.

The Committee met twice in 2001. At December 31, 2001, it comprised the following members:

Jean-Louis Baduel

Christophe Bréard

Jean-Paul Chaudron

Michel Cosson

Noël Flageul

Florence Klein-Bourdon

Patrice Leclerc, Chairman of SG Assact

Marie-France Nordlinger

Sylvie Owen

Brigitte Reech

Laurent de Sayve

Dominique Sénéchal

Jean-Baptiste Tefra

Marcel Tixier, Chairman of ANAF



Financial Statements 2001

Consolidated financial statements

Parent company financial statements

Overview of the group's performance during 2001

Group activity and results

During 2001, the Group acquired the specialized financial services companies GEFA/ALD, the Slovenian bank SKB Banka, the American fund manager TCW and the Czech bank Komercni Banka.

In addition, the Group increased its stake in Fiditalia, which is now a wholly owned subsidiary. However, as this acquisition was only fully consolidated from the end of the year, the Group continued to recognize its contribution to consolidated income by the equity method.

Summary consolidated income statement

(in millions of euros)	2001		
Net banking income	**13,874**	13,799	1
Operating expenses	(10,104)	(9,654)	5
Gross operating income	**3,770**	4,145	– 9
Net allocation to provisions	(1,067)	(753)	42
Operating income	**2,703**	3,392	– 20
Net income from long-term investments	474	941	– 50
Net income from companies accounted for by the equity method	(18)	31	NS
Extraordinary items	(17)	(70)	– 76
Amortization of goodwill	(76)	(60)	27
Income tax	(739)	(1,357)	– 46
Net income before minority interests	2 ,327	2,877	– 19
Minority interests	(173)	(179)	– 3
Net income	**2,154**	2,698	– 20
Annualized ROE (%)	**15.5**	22.4	

Net income for the financial year stood at EUR 2,154 million, down 20% on December 31, 2000. Annualized Group ROE came out at 15.5% in 2001 compared with 22.4% in 2000.

Net banking income amounted to EUR 13,874 million, up 1%. This increase reflected the acquisitions made over the year (+5.5%), as well as the robust performances turned in by the Group's Retail Banking, Asset Management, Private Banking and Corporate Banking activities.

Operating expenses rose by 4.7%. When adjusted for changes in Group structure and at a constant exchange rate, costs went down by 1%.

Gross operating income totaled EUR 3,770 million, down 9% (–14% when adjusted for changes in Group structure and at a constant exchange rate) in relation to December 31, 2000.

The net allocation to provisions stood at EUR 1,067 million, representing an increase of 42% in relation to 2000, while the cost of risk was 57 basis points, up from 36 basis points in the previous financial year. This change was essentially due to the deterioration in the US economic environment and the impact of a several major counterparties, with the domestic cost of risk only rising slightly (31 basis points in 2001 versus a historical low of 29 basis points in 2000). Due to the development of the situation in Argentina, the Group raised the coverage of its Argentine commitments to EUR 346 million. This coverage represents 34% of its Argentine commitments and around three times the book value of the Group's local subsidiary.

Net income from long-term investments amounted to EUR 474 million in 2001, down 50% on 2000 when the Group realized capital gains on the sale of a 10% stake in Crédit du Nord (second tranche) to Dexia and on the IPO of Fimatex. Furthermore, this change reflects the reduction in capital gains realized on the industrial equity portfolio (-18%) and the provisions booked to cover the depreciation of certain lines in the portfolio.

Net income from companies accounted for by the equity method principally comprised the Group's share in the losses booked by Fiditalia.

Income tax totaled EUR 739 million, corresponding to an effective tax rate of 23.4% (compared with 31.8% in 2000). This reduction was essentially due to a more active management of the Group's tax positions outside France and exceptional items, including the reversal of provisions.

Attributable net income totaled EUR 2,154 million, corresponding to an EPS of EUR 5.35 (EUR 6.78 in 2000).

Activity and results by core business

The management accounts of each core business are drawn up in accordance with Group accounts with a view to:
- determining the results of each core business as if it were a stand-alone entity;
- providing a fair image of each business's results and profitability over the financial year.

The core businesses correspond to the three key axes of the Group's development strategy:

- **Retail Banking,** which groups the Société Générale and Crédit du Nord networks in France, specialized financial services (consumer credit, vendor finance, long-term vehicle leasing and fleet management, IT leasing), life and non-life insurance activities, and banking services (means of payment, correspondent banking, custody services), as well as retail banking operations outside France.

- **Asset Management and Private Banking.**

- **Corporate and Investment Banking,** which covers two types of activity:

  - Corporate Banking, including:
    - the *Debt Finance* platform that groups the structured finance (trade finance, project finance, acquisition finance, property finance and syndication; financial engineering), debt, currency and treasury activities;
    - brokerage on the financial futures and commodity futures markets: FIMAT;
    - commodity finance and trading;
    - commercial banking.

  - Equity and Advisory activities comprising:
    - equity activities (primary market, derivatives, brokerage),
    - advisory (M&A),
    - private equity.

In addition, the Corporate Center acts as the central funding department of the Group's three core businesses. As such, income from the Group's industrial equity and real estate portfolios, as well as from its equity investments in banks, is allocated to the Corporate Center. Income or expenses that do not relate directly to the activity of a specific core business (online brokerage) are also attributed to the Corporate Center, as are certain exceptional items (such as the introduction of the euro and Y2K).

The principles used to determine the income and profitability of each core business are outlined below.

Allocation of capital

- The general principle used in the allocation of capital is compliance with the average of current regulatory requirements over the period, to which a prudential margin is added. This margin is set by the Group on the basis of an assessment of the risk relating to its business mix.

- Consequently:

– in Retail Banking, capital is allocated on the basis of weighted risks. In the case of life insurance, the specific regulations governing this business are also taken into account;

– in Asset Management and Private Banking, the amount of capital allocated corresponds to the larger of either the capital requirement calculated on the basis of weighted risks or the amount representing operating expenses for a three-month period, the latter being the regulatory standard in this business;

– in Corporate and Investment Banking, capital is allocated on the basis of weighted risks and the value at risk in capital market activities. For the majority of transactions, market risk is calculated using an in-house model validated by the French Banking Commission;

– capital allocated to the Corporate Center corresponds to the difference between the Group's average book capital and the normative capital allocated to the core businesses. It notably covers capital requirements linked to the management of the Group's assets (essentially the real estate and equity portfolios).

Net banking income

Net banking income for each core business includes:
- revenues generated by its activity;
- the yield on normative capital allocated to the core business, which is defined on an annual basis by reference to an estimated rate of return on Group capital during the financial year. However, the yield generated by the legal entities attached to each business is eliminated.

Operating expenses

Each core business's operating expenses include its direct expenses, its management overheads and a share of the head-office expenses, which are redistributed between the core businesses.

Only costs relating to projects involving different businesses or to exceptional events are attributed to the Corporate Center.

Provisions

The provisions are charged to each core business so as to reflect the cost of risk inherent in its activity during each financial year.

General risk reserves are booked by the Corporate Center.

Income tax

The Group's tax position is managed centrally, with a view to optimizing the total tax expense.

Income tax is charged to each core business on the basis of a standard effective tax rate, which takes into account the local tax rate of the countries in which it conducts its business and the nature of its revenues.

Furthermore, the gains from tax optimization initiatives are partially retroceded to those activities to which they relate.

Other income

The following items are allocated to the Corporate Center:
- income arising from strategic decisions concerning the Group's business mix, such as capital gains on the disposal of subsidiaries or business lines, amortization of goodwill, and restructuring costs when they are exceptionally high;
- the results of the Group's online brokerage activities;
- provisions booked for transactions relating to the whole Group;
- allocations to the country risk reserve.

Overview of results and profitability by core business

Income statement by core business

(in millions of euros)	Retail banking		Asset Management & Private Banking		Corporate & Investment Banking		Corporate Center and other		Group	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Net banking income	7,829	6,850	1,097	919	5,037	5,998	(89)	32	13,874	13,799
Operating expenses	(5,339)	(4,794)	(687)	(507)	(3,721)	(4,124)	(357)	(229)	(10,104)	(9,654)
Gross operating income	**2,490**	2,056	**410**	412	**1,316**	1,874	**(446)**	(197)	**3,770**	4,145
Net allocation to provisions	(511)	(370)	(1)	(4)	(543)	(254)	(12)	(125)	(1,067)	(753)
Operating income	**1,979**	1,686	**409**	408	**773**	1,620	**(458)**	(322)	**2,703**	3,392
Net income from long term investments	(2)	44	(5)	0	11	80	470	817	474	941
Net income from companies accounted for by the equity method	(16)	16	0	0	12	5	(14)	10	(18)	31
Extraordinary items	0	0	0	0	0	0	(17)	(70)	(17)	(70)
Income tax	(700)	(626)	(137)	(145)	(131)	(557)	229	(29)	(739)	(1,357)
Amortization of goodwill	0	0	0	0	0	0	(76)	(60)	(76)	(60)
Net income before minority interests	1,261	1,120	267	263	665	1,148	134	346	2 327	2,877
Minority interests	(131)	(108)	(12)	(6)	(11)	(5)	(19)	(60)	(173)	(179)
Net income	**1,130**	1,012	**255**	257	**654**	1,143	**115**	286	**2 154**	2,698
Allocated capital	**6,213**	5,416	**310**	263	**3,733**	4,001	**3 635**	2,389	**13,891**	12,069
ROE (%)	**18.2**	18.7	**82.2**	97.6	**17.5**	28.6	**3.2**	12.0	**15.5**	22.4

In 2001, the Group's Retail Banking arm turned in excellent performances. The Asset Management and Private Banking businesses also proved resilient in the face of difficult stock market conditions. Thanks to a well balanced business mix, Corporate and Investment Banking produced satisfactory results: the solid performances of the Debt Finance activities offset the downturn registered by Equity and Advisory, which suffered from sluggish equity markets.

Retail banking

(in millions of euros)	2001	2000	Variation %
Net banking income	**7,829**	**6,850**	**14**
Operating expenses	(5,339)	(4,794)	11
Gross operating income	**2,490**	**2,056**	**21**
Net allocation to provisions	(511)	(370)	38
Operating income	**1,979**	**1,686**	**17**
Net income from long-term invvestments	(2)	44	NS
Net income from companies accounted for by the equity method	(16)	16	NS
Income tax	(700)	(626)	12
Net income before minority interests	1,261	1,120	13
Minority interests	(131)	(108)	21
Net income	**1,130**	**1,012**	**12**
of which:			
Société Générale Network	*674*	*591*	*14*
Crédit du Nord Network	*110*	*111*	*– 1*
Specialized Financial Services and Banking Services	*262*	*217*	*21*
Retail Banking outside France	*84*	*93*	*– 10*
Allocated capital	**6,213**	**5,416**	**15**
ROE (%)	**18.2**	**18.7**	

Net income generated by Retail Banking was up by 12% and ROE came out at 18.2%. These results reflect excellent commercial and financial performances despite an increase in risk provisioning linked to the Argentine crisis.

Moreover, 2001 was marked by a number of major acquisitions:
- the specialized financial services group, GEFA and ALD,
- the Slovenian bank, SKB Banka,
- the Czech bank, Komercni Banka.

French networks

The revenue mix of the French networks in 2001 evolved as follows in relation to the previous year:


Asset management
& insurance products
– 7%
754
1,687
Individual customers
+ 5%
Services
+11%
1,466
1,096
Businesses
+ 11%
Other
+ 1%
211
Change / 2000

NET BANKING INCOME BREAKDOWN OF FRENCH NETWORK

■ **57%** *Net interest income* □ **43%** *Fee & commission income* *In millions of euros*

The sound performances of the Société Générale and Crédit du Nord networks were reflected in growth of 6.7% in net interest income, which was essentially driven by the increase in loan and deposit volumes across all customer segments.

Loans grew by 6% on the back of the increase in individual customer loans (+8%), which in turn was fuelled by mortgage loans (+8%) and consumer credit and overdrafts (+7%). Loans to businesses rose by 4%, driven by investment loans.

Deposits were marked by the reduction in special savings account deposits (–2%), which was offset by the sharp growth in demand deposits (+8%).

Fee and commission income rose by 4% on the back of growth in fees from banking services (+11%). This was achieved despite the drop in fee income from asset management (-7%), linked notably to a 57% fall in the number of stock market orders filled between 2000 and 2001.

The continued growth in the networks' franchise was reflected in the 3.6% increase in the number of current accounts (+209,000 in relation to 2000). At the same time, the number of products per individual current account rose from 6.5 products per current account at end-December 2000 to 6.8 at end-December 2001 and the number of products managed per employee was up from 1,249 to 1,325 (+6.1% year-on-year).

The development and implementation of multi-channel banking integration tools continued over the financial year, which was marked by the opening of the first Multimedia Customer Relations Center in Lyon. 2001 saw sustained growth in the use of remote banking channels: contacts via remote channels represented 110 million connections (internet, Minitel, voice servers and SMS on mobile phones), up 28% on 2000. At the same time, the number of customers using the internet rose from 293,000 to 522,000 (+78%).

This growth in activity and revenues in 2001 was accompanied by further productivity gains. Thus, despite the implementation of the 35-hour week and continued investment in integrated multi-channel distribution, the rise in operating expenses was limited to 2.6% in relation to 2000.

In parallel, the cost/income ratio fell from 72.8% to 70.7%, down 2 points between 2000 and 2001.

With a slight rise in risk provisioning in 2001, net income of the French networks amounted to EUR 784 million, representing an increase of 12% in relation to 2000. The networks' ROE rose from 17.8% to 19%.

Retail Banking outside France

The development of the retail banking franchise outside France gathered pace with the acquisition of SKB Banka in Slovenia and Komercni Banka in the Czech Republic: the total number of individual customers served by Société Générale outside France stood at 3.4 million at end-December 2001, representing a twofold increase on 2000 (including +31% through organic growth). This provides the bank with growth drivers for the future, given the economic development potential in these countries.

Affected by the Argentine crisis (EUR 114 million of risk provisioning), net income fell by 10% in 2001 and the ROE came out at 17.5%.

With the acquisitions made in 2001, Retail Banking outside France accounted for 6% of capital allocated to the business lines.

Specialized Financial Services

The first half of 2001 was marked by the acquisition of GEFA and ALD. The grouping of these companies with the Group's Franfinance and Temsys subsidiaries lifted Société Générale into third place in Europe in Vendors Services and into fourth place in Europe in vehicle leasing and fleet management.

During the second half of 2001, the Group acquired full control of Fiditalia (50% holding in 2000), the second largest consumer credit institution in Italy.

When adjusted for changes in Group structure, net banking income generated by this business line rose by 8% year-on-year. This performance was driven by the increase in revenues from life insurance activities (+21%) and specialized financing activities (+16%).

Overall, net income from Specialized Financial Services rose by 21% (+8% on a like-for-like basis) and represented an ROE of 16.4%.

Asset Management & Private Banking

(in millions of euros)	2001	2000	Change %
Net banking income	**1,097**	**919**	**19**
Operating expenses	(687)	(507)	36
Gross operating income	**410**	**412**	**0**
Net allocation to provisions	(1)	(4)	– 75
Operating income	**409**	**408**	**0**
Net income from long-terme investments	(5)	0	NS
Income tax	(137)	(145)	– 6
Net income before minority interests	267	263	2
Minority interests	(12)	(6)	100
Net income	**255**	**257**	**– 1**
of which:			
Asset Management (excl. TCW)	*192*	*193*	*– 1*
TCW (6 months)	*8*	*NS*	*NS*
Private Banking	*55*	*64*	*– 14*

In a difficult stock market environment, the Group's Asset Management and Private Banking arm registered net income of EUR 255 million, stable against 2000. Assets managed by the Group totaled EUR 298 billion at end-December 2001.


298
+ 46%
204
TCW 93
166
165
38
40
Dec. 31, 2000
Dec. 31, 2001

ASSETS UNDER MANAGEMENT

Asset management ■ *Private banking* *In billions of euros*

Asset Management

2001 was marked by the acquisition in July of TCW, one of the leading independent fund managers in the United States. Société Générale now ranks third among euro-zone banking groups in asset management. The Asset Management business line registered a net inflow of EUR 15.5 billion in new money over the period (including EUR 6.2 billion for TCW over 6 months). After recognizing price and currency effects (EUR –17.2 billion), assets under management at end-December 2001 amounted to EUR 257.6 billion.

Commercial innovation by SG Asset Management was reflected in the continued development in 2001 of alternative management products and the launch in France of the first intercompany employee savings scheme for SMEs in France.

The breakdown of assets under management at December 31, 2001 and the changes in the asset mix in relation to 2000 on a like-for-like basis are as follows:


Equities
– 15%
74.4
47.6
Diversified
– 6.3%
Alternative
management
+ 38.8%
23.8
81.7
Bonds
+ 0.8%
Money market
+ 13.2%
30.1
2001

ASSETS UNDER MANAGEMENT

■ **48%** *Equities & diversified* □ **43%** *Fixed-income products* □ **9%** *Alternative management* *In billions of euros*

Moreover, there was a significant increase in the proportion of assets managed for institutional investors, which was up from 41% in 2000 (excluding TCW and third-party distribution reclassified under retail in 2001) to 54% in 2001. This increase is linked to the first consolidation of TCW, where institutional investors account for 79% of assets under management.
At December 31, 2001, assets under management were as follows:


17.8
Asia
76.0
USA
44.1
Europe
30.8
Third-party distribution
33.2
Life insurance
55.7
French networks
at Dec. 31, 2001

ASSETS UNDER MANAGEMENT

■ **54 %** *Institutional investors* □ **46 %** Retail *In billions of euros*

In 2001, net income booked by Asset Management rose by 4%; it was stable on a like-for-like basis.

Private Banking

Assets managed by the Private Banking business line were up 6% between 2000 and 2001, due notably to the acquisition of Banque de Maertelaere in Belgium (EUR 2.4 billion of assets under management at end-December 2001) and the sharp growth in assets in Asia (+40%).

In a difficult financial environment, the net inflow of new money stood at EUR 2.6 billion. This performance was notably due to the growth in Asia and the success of value-added products (structured products, Private Equity funds).

Overall, net income stood at EUR 55 million in 2001, down 14% on 2000, due principally to the drop in brokerage fees.

Corporate and Investment Banking

(in millions of euros)	2001	[illegible]	[illegible]
Net banking income	**5,037**	5,998	– 16
Operating expenses	(3,721)	(4,124)	– 10
Gross operating income	**1,316**	1,874	**– 30**
Net allocation to provisions	(543)	(254)	NS
Operating income	**773**	1,620	**– 52**
Net income from long-terme investments	11	80	– 86
Net income from companies accounted for by the equity method	12	5	NS
Income tax	(131)	(557)	– 76
Net income before minority interests	665	1,148	– 42
Minority interests	(11)	(5)	NS
Net income	**654**	1,143	**– 43**
Allocated capital	**3,733**	4,001	**– 7**
ROE (%)	**17.5**	28.6	

2001 was marked by:
- the grouping of the Structured Finance and Debt activities within the same platform *(Debt Finance)*,
- the restructuring of the Equity and Advisory activities,
- the closure of non-core businesses.

Net banking income fell by 16% and operating expenses by 10%. Consequently, the cost/income ratio stood at 73.9% in 2001 (72.5% excluding severance costs) compared with 69% in 2000. The compensation ratio came out at 50% in 2001 compared with 48% in 2000.

Risk provisioning increased twofold in 2001 in relation to 2000 due to the rise in American risk and the impact of the collapse of Enron (EUR 70 million). This figure reflects the Group's decision to book provisions covering 85% of its unsecured exposure to Enron and 15% of its secured exposure.

Corporate and Investment Banking activities registered net income of EUR 654 million and an ROE of 17.5% (compared with 28.6% in 2000) in a difficult environment.

Corporate Banking

(in millions of euros)	2001	[illegible]	[illegible]
Net banking income	**3,083**	2,469	**25**
Operating expenses	(1,884)	(1,870)	1
Gross operating income	**1,199**	599	**NS**
Net allocation to provisions	(538)	(247)	NS
Operating income	**661**	352	**88**
Net income from long-terme investments	13	80	– 84
Net income from companies accounted for by yhe equity method	12	5	NS
Income tax	(116)	(100)	16
Net income before minority interests	570	337	69
Minority interests	(11)	(11)	0
Net income	**559**	326	**71**
Allocated capital	**3,204**	3,490	**– 8**
ROE (%)	**17.4**	9.3	

Against a backdrop of favorable interest rates in the United States, Corporate Banking produced a 25% increase in net banking income.

This improvement reflects the strong growth in activity registered by *Debt Finance*. The platform turned in excellent performances in debt, treasury and foreign exchange, while continuing to develop its structured finance activities:

- the Export Finance business line ranked second worldwide in 2001 and has figured among the top 3 globally for the past 7 years according to the league table published by *Trade Finance* magazine;

- the Project Finance business line won several international mandates, including notably the financing by EDF of two electrical power stations in Egypt.

The other Corporate Banking activities performed as follows:

- FIMAT (financial and commodity futures broker) generated a 30% increase in net income while improving its market share, which rose from 4.2% in 2000 to 5% in 2001;

- the commodity finance and trading activities registered a 3% improvement in earnings under difficult market conditions for energy products and base metals;

- the commercial banking business continued to reduce its risk-weighted assets (–21% between 2000 and 2001).

Risk provisioning, which doubled in 2001, reflected the impact of the bankruptcy of Enron at the end of the year, as well as the increase in US risk seen throughout the financial year.

Overall, net income was up sharply (+71%) and the ROE came out at 17.4% compared with 9.3% in 2000.

Equity and Advisory

(in millions of euros)	2001	2000	Change %
Net banking income	**1,954**	**3,529**	**– 45**
Operating expenses	(1,837)	(2 254)	– 19
Gross operating income	**117**	**1,275**	**– 91**
Net allocation to provisions	(5)	(7)	– 29
Operating income	**112**	**1,268**	**– 91**
Net income from long-terme investments	(2)	0	NS
Net income from companies accounted for by yhe equity method	0	0	NS
Income tax	(15)	(457)	– 97
Net income before minority interests	95	811	– 88
Minority interests	0	6	– 100
Net income	**95**	**817**	**– 88**
Allocated capital	**529**	**512**	**3**
ROE (%)	**18.0**	**159.6**	

The Equity and Advisory activities registered a sharp drop in net banking income (–45%) in a difficult market environment. These performances reflect market developments over the period following the exceptional conditions seen in 2000, as well as the sharp let-up in the primary and secondary markets in 2001, which weighed on the Cash Equity and Listed Products (warrants, certificates, etc.) activities, and the marked downturn on the M&A market in both France and the United States.

Furthermore, the Group booked provisions in 2001 to cover the depreciation of its Private Equity portfolio in the amount of EUR 117 million.

Against a backdrop of volatile stock markets, capital-guaranteed products registered strong growth.

The Equity and Advisory businesses took a series of cost-cutting initiatives, in particular via the restructuring of businesses. These measures began to pay off from the end of 2001 and should produce their full effect in 2002.

Over 2001, operating expenses fell by 19% despite the impact of severance costs (EUR 68 million over the full year).

Overall, net income booked by the business line totaled EUR 95 million in 2001 for an ROE of 18%.

Corporate Center

(in millions of euros)	2001	[illegible]	Change
Net banking income	**(89)**	**32**	**NS**
Operating expenses	(357)	(229)	56
Gross operating income	**(446)**	**(197)**	**NS**
Net allocation to provisions	(12)	(125)	- 90
Operating income	**(458)**	**(322)**	**42**
Net income from long-terme investments	470	817	- 42
Net income from companies accounted for by the equity method	(14)	10	NS
Extraordinary items	(17)	(70)	- 76
Amortization of goodwill	(76)	(60)	27
Income tax	229	(29)	NS
Net income before minority interests	134	346	- 61
Minority interests	(19)	(60)	- 68
Net income	**115**	**286**	**- 60**

The Corporate Center generated a net income of EUR 115 million, down by 60%.

These figures include the results of the Group's online brokerage activities. After restructuring costs linked to the closure of these activities in Japan, Italy and the United Kingdom, this business registered a loss of EUR 121 million after tax.

Net income from long-term investments stood at EUR 470 million, down by 42% on 2000. This change notably reflects the drop in capital gains realized on the industrial equity portfolio (–18%) due to the downturn on the financial markets. The market value of this portfolio stood at EUR 3.5 billion on December 31, 2001, with unrealized capital gains totaling EUR 648 million.

Summary consolidated balance sheet

(in billions of euros at December 31.)	2001	[illegible]	Change
Assets			
Interbank and money market assets	29.7	28.0	6.0
Customer loans	167.5	148.5	12.8
Securities transactions (1)	209.0	183.8	13.7
of which securities purchased under resale agreements	*73.9*	*56.2*	*31.5*
Net investments of insurance companies	35.4	32.6	8.5
Other assets	63.2	58.0	9.0
of which option premiums	*25.8*	*30.4*	*- 15.0*
Long-term investments	7.7	5.0	54.4
Total assets	**512.5**	**455.9**	**12.4**
Liabilities			
Interbank and money market liabilities (2)	122.3	96.7	26.4
Customer deposits	150.5	123.7	21.7
Bonds and subordinated debt (3)	19.5	27.7	- 29.7
Securities transactions	103.6	93.6	10.7
of which securities sold under repurchase agreements	*68.4*	*62.9*	*8.7*
Underwriting reserves of insurance companies	34.1	32.0	6.6
Other liabilities and provisions	62.5	65.1	- 4.0
of which option premiums	*24.9*	*30.6*	*- 18.6*
Total equity	19.9	16.9	17.7
Fund for general banking risks	*0.4*	*0.4*	*0.0*
Minority interests	*1.9*	*1.5*	*26.9*
Preferred shares	*1.9*	*1.4*	*39.0*
Shareholders' equity	*15.8*	*13.7*	*15.1*
Total liabilities	**512.5**	**455.9**	**12.4**

(1) Including securities purchased under resale agreements previously booked under interbank assets.
(2) Including negotiable debt instruments issued, previously included in the item "Liabilities in the form of securities issued".
(3) Including undated subordinated capital notes.

The principal changes in the consolidated balance sheet are as follows:

- Customer loans at December 31, 2001 amounted to EUR 167.5 billion, up 12.8% in relation to end-December 2000 (of which 11.8% linked to acquisitions). When adjusted for changes in Group structure, this increase reflects:

– growth in individual customer loans of 9%, driven by the mortgage loan segment (+10%) and leasing (+9%);

– a fall in loans to businesses (–3%).

- Customer deposits totaled EUR 150.5 billion at December 31, 2001, up 21.7%. When adjusted for changes in Group structure (+13.3%), this growth was essentially driven by company term deposits (+45%) and individual customer demand deposits (+12%).

- The securities portfolio amounted to EUR 209 billion, up 14%. This increase was linked to growth in the portfolio of securities purchased under resale agreements (+31%), as well as in the bond and treasury note portfolio (+14%), reflecting the pick-up in fixed-income trading.

Group shareholders' equity stood at EUR 15.8 billion at December 31, 2001 compared with EUR 13.7 billion at December 31, 2000, up 15%. This increase was essentially due to the following:

– net income for the period: EUR 2.2 billion;

– the dividend paid for the 2001 financial year: EUR –0.8 billion;

– capital increases (EUR +0.5 billion) linked on the one hand to the capital increase reserved for staff under the Employee Share Ownership Plan or to the exercise of stock options by employees (EUR +0.3 billion), and on the other to the issuance of shares in payment for the spin-off of Sogenal (EUR +0.2 billion);

– the adjustment to the capitalization, equalization and mathematical reserves of the Sogécap and Généras insurance companies, following the introduction of new consolidation accounting standards: EUR +0.2 billion.

After recognizing the fund for general banking risks (EUR 0.4 billion), minority interests (EUR 1.9 billion) and preferred shares (EUR 1.9 billion following the issuance of USD 425 million in 2001), total equity amounted to EUR 19.9 billion.

This represented a BIS ratio of 11.5% at December 31, 2001. The Tier-one ratio stood at 8.4% on total risk-weighted assets of EUR 183.4 billion, compared with 8.9% at December 31, 2000.

At the meeting of the Group's Board of Directors on February 20th 2002 to close the consolidated accounts for the 2001 financial year, the Board decided to cancel 7.2 million shares (representing 1.7% of the capital) acquired under the share buyback program.

Risk Management

In recent years, Société Générale has invested significant means to continue improving its risk management procedures so as to reflect the diversification of its activities. These changes were implemented in compliance with two fundamental principles of banking risk management, as stipulated in regulation 97-02 of the French Banking and Financial Regulation Committee *(Comité de la Réglementation Bancaire et Financière):*

∘ risk assessment departments are independent of operating divisions,

∘ a consistent approach to risk assessment and monitoring is applied at Group level.

The Risk Division, which reports directly to the bank's General Management, groups together the Group's credit risk and market risk departments. The Risk Division also includes risk modeling teams, information system project managers, industry experts and economic research teams, and is responsible for coordinating the analysis and monitoring of different categories of risk relating to banking activities (counterparty risk, country risk, market risk and operational risk), as well as permanently looking to improve the forecasting and management of all such risks.

A systematic review of the main issues concerning the bank's risk management is carried out during the monthly risk committee meetings, which bring together members of the Executive Committee and managers from the Risk Division.

Credit risks

Risk approval

The risk approval process is based on four core principles:

∘ all transactions giving rise to a counterparty risk (debtor risk, non-settlement or non-delivery risk, issuer risk) must be authorized in advance.

∘ all requests for authorizations relating to a specific customer or customer group must be centralized at the level of a single operating division. The centralizing division is designated on a case-by-case basis in order to ensure a consistent approach to risk management and permanent control of the Group's potential exposure to major clients.

∘ responsibility for analyzing and approving risk is delegated to the business lines and credit risk units, ensuring that this is carried out at the most appropriate level.

∘ risk assessment departments are fully independent at each decision-making level.

The Risk Division has a specialized department for financial institutions, which aims to increase the Group's expertise on this client segment by centralizing, in Paris and New York, the departments in charge of analyzing the quality of the Group's counterparties and approving the exposure limits allocated to all units and business lines.

In compliance with regulation 97-02 of the French Banking and Financial Regulation Committee, the approval of individual commitments is subject to specific limits set according to industrial sector and geographical region.

The definition of country risk limits is intended to assign an appropriate exposure limit to each emerging market, on the basis of the risk incurred and the expected return on transactions in each country. The allocation of limits is subject to final approval by Group General Management and is based on a process which takes due account of those business lines exposed to risk and the Risk Division.

Risk Management and Audit

All Group operating units, including trading rooms, are equipped with information systems enabling them to check, on a daily basis, that the exposure limits set for each counterparty have not been exceeded.

In addition to this day-to-day management of risks, a second level of control is performed by the head office operating divisions, using the Group-wide risk information system developed by Société Générale in recent years. This system is used to centralize in a single database almost all the commitments borne by all operating divisions, to consolidate exposure by counterparty and to reconcile this exposure with the corresponding authorizations. This system is also used to provide source data for the portfolio analyses (by country, industry, type of counterparty, etc.), which are fundamental to an active risk management strategy.

Changes in the quality of outstanding commitments are reviewed at regular intervals, at least once a quarter, so as to

assess the classification of "watch names", as well as to determine the level of provisioning required. These reviews are based on concurrent analyses performed by the operating divisions and the Risk Division. Furthermore, the Risk Division also carries out file reviews or risk audits at the level of all the Group's operating divisions. In addition, the Group's Internal Auditors also perform regular risk audits and report their findings to Group General Management.

The Audit Committee attached to the Group's Board of Directors is periodically informed of major changes in risk management methods and procedures, as well as in provisioning requirements. It examines the risk audit, which is drawn up under article 43 of regulation 97-02 of the French Banking and Financial Regulation Committee, before the said audit is submitted to the Board of Directors.

Risk Measurement

In response to the rapid growth in the Group's trading activities since the end of the 1980s, Société Générale decided to invest heavily in the development and implementation of high-performance systems for assessing and monitoring counterparty risks which arise from capital market activities. To this end, a specific measurement of risk was developed for derivative products, known as the "current average risk". This indicator enables the assessment of exposure in terms of commitments, and provides a good means of integrating counterparty risk in pricing. This indicator is itself complemented by a "stress-test" measurement in the case of illiquid markets or transactions involving a link between the underlying and the counterparty.

More recently, the bank launched a major project to quantify all its risks using a "RAROC" (Risk Adjusted Return On Capital) approach.

One of the principal aims is to estimate expected losses on credit transactions during the business cycle, on the basis of both qualitative and quantitative methods. An internal rating scale takes into account the probability of default, the value of the collateral, the expected recovery rate, the level of guarantees and the country risk to provide an estimate of the average loss per client and per transaction.

A methodology for allocating capital based on risk measurement, which takes into account the correlation between geographical regions, industrial sectors and counterparty credit ratings, has been developed with a view to estimating the potential losses on the basis of a pre-defined confidence interval. These techniques enable the Group to assess the extraordinary losses in the event of a significant deterioration in economic conditions.

This model is currently used by customer relationship managers and risk managers to determine the various risk factors, set exposure limits and calculate the risk-adjusted return.

At the Group level, these tools are currently used for analyzing client profitability and for active portfolio management. In future they will be used directly by the Finance and Corporate Planning Department to forecast provisioning and capital allocation requirements.

Corporate and Investment Banking counterparties and almost all French SMEs are awarded an internal rating. Each new transaction is thus rated. The internal rating system is comprised of modules broken down by customer segment – banks, large corporates, SMEs – adjusted to take into account particular geographic and sectoral characteristics.

Portfolio Analysis

Outstanding on individual and business customers

On December 31, 2001, on- and off-balance sheet loans gross of provisions granted by the Société Générale Group to its non-banking clients totalled EUR 268 billion (including EUR 175 billion of outstanding balance sheet loans). The Group's commitments on its ten largest industrial counterparties account for 6% of this portfolio.


Miscellaneous 1%
Healthcare & social services 1%
Public administration & education 6%
Machinery & equipment 6%
Telecom operators 3%
Electricity, gas & water 5%
Transportation 5%
Transport equip. manufacturing 4%
Membership org. & recreation services 4%
Food & agriculture 4%
Chemicals & pharmaceuticals 4%
Real estate 6%
Metals & minerals 4%
Business services 8%
Fuel production 3%
Construction 3%
Hotel & catering 2%
Paper, print & pub. 2%
Retail trade 7%
Textile manufacturing 1%
Wholesale trade 8%
Finance & insurance 13%
at Dec. 31, 2001

BREAKDOWN OF SOCIÉTÉ GÉNÉRALE GROUP COMMERCIAL OUTSTANDING BY INDUSTRY

Total on-and off-balance sheet commitments (excluding individual customers): EUR 226 billion

The Group's loan portfolio is highly diversified in terms of sectors, and is generally in line with the structure of world GDP. Only one sector accounts for more than 10% of total Group outstanding (finance & insurance excluding banks), and is characterized by a moderate cost of risk.


North America 7%
Japan / Australia 1%
Latin America 2%
France (individuals) 23%
Asia outside Japan-Australia 2%
Africa / Middle East 3%
Eastern Europe 5%
Western Europe 13%
France (corporates) 44%
at Dec. 31, 2001

BREAKDOWN OF SOCIÉTÉ GÉNÉRALE GROUP LOANS TO NON-BANKING CUSTOMERS BY GEOGRAPHICAL REGION

Total balance sheet commitments (including individual customers): EUR 175 billion


France (individuals) 15%
Japan / Australia 2%
North America 22%
Latin America 1%
Asia outside Japan / Australia 2%
Africa / Middle East 3%
France (corporates) 36%
Eastern Europe 4%
Western Europe 15%
at Dec. 31, 2001

BREAKDOWN OF SOCIÉTÉ GÉNÉRALE GROUP LOANS TO NON-BANKING CUSTOMERS BY GEOGRAPHICAL REGION

Total on-and off-balance sheet commitments (including individual customers): EUR 268 billion

At December 31, 2001, 90% of the Société Générale Group's on- and off-balance sheet outstanding was concentrated on the major industrialized countries. Over 50% of loans are to French customers (36% to corporates and 15% to individual customers).

Two subsets merit particular comments.

1. Outstanding on US corporates

The Group's exposure to US counterparties, which has fallen by around 7% since the end of 2000, represents USD 49.6 billion, of which:

- USD 8.5 billion in balance sheet commitments,
- USD 26.8 billion in off-balance sheet commitments corresponding to commercial banking activities,
- USD 14.3 billion in refinancing lines for securitization programs with AA-rated underlying assets.

2. Outstanding on emerging markets

The Group's outstanding on corporates and individual customers in emerging markets is subject to limits validated on an annual basis by General Management and represents 10% of Société Générale's loan portfolio.

At December 31, 2001, two-thirds of the outstanding not covered by guarantees concerned Retail Banking activities, with the remaining third relating to Corporate and Investment Banking.

• Retail Banking

In Retail Banking, the outstanding on emerging markets stood at EUR 11.7 billion at December 31, 2001, compared with EUR 5.2 billion at year-end 2000. This amount includes off balance-sheet commitments and takes into account the integration of Komercni Banka (impact: EUR 5.7 billion) and SKB Banka (impact: EUR 0.8 billion) in 2001. Furthermore, commitments in the amount of EUR 1.6 billion are covered by specific provisions. This portfolio covers 13 countries in four geographical regions (Eastern Europe, the Mediterranean basin, French speaking Africa and Latin America). The majority of the corresponding commitments are denominated in the local currency and refinanced locally.

• Retail Banking:

*Change in non-banking exposure on emerging markets**

(including recent acquisitions)

(in billions of euros)	31.12.00	**31.12.01**
Individual customers	1.2	2.0
Corporates	4.0	9.7
Total	**5.2**	**11.7**

* On- and off-balance sheet, net of specific provisions for identified risks.

• Corporate and Investment Banking

In Corporate and Investment Banking, the residual part of the Group's outstanding, not covered by specific provisions or guarantees (ECA, cash collateral), stood at EUR 5.7 billion on December 31, 2001, (of which 50% was on Investment Grade countries), down slightly against December 31, 2000 (EUR 5.9 billion).

Corporate and Investment Banking:

*Change in non-banking exposure on emerging markets **

(in billions of euros)	31.12.00	**31.12.01**
Mitigated country risk**	1.7	1.8
Standard country risk	4.2	3.9
Total	**5.9**	**5.7**

* On- and off-balance sheet, net of specific provisions for identified risks and guarantees (ECA, cash collateral).

** Transactions for which the structure of the transaction reduces the risk, though without eliminating it (export prefinancing with offshore payment, political risk insurance, participation in financing extended by International Financial Institutions).

Furthermore, outstanding covered by specific provisions amounted to EUR 0.9 billion.

Commitments on Banking Counterparties

Authorizations relating to banking and similar counterparties are defined using an internal method for evaluating financial institutions and a table of maximum limits (broken down by credit rating and maturity) approved by General Management.

At December 31, 2001, balance sheet banking commitments (excluding securities purchased under resale agreements) and off-balance sheet commitments amounted to EUR 29 billion (excluding delivery and replacement risk). The large majority of these risks (more than 90%) relates to banks rated "Investment Grade" by the rating agencies, while the Group's exposure is highly diversified and exclusively short-term in the case of banks with lower ratings. Consequently, Société Générale's cost of risk on its banking counterparties remains structurally very low.

Provisioning for credit risks at December 31, 2001

The net allocation to provisions for credit risk in 2001 amounted to EUR 991 million, compared with EUR 559 million at December 31, 2000.

The Group's cost of risk therefore rose to 57 basis points, compared with 36 basis points a year earlier (on the basis of the balance sheet outstanding).

Risk coverage and provisioning policy

Provisioning for credit risks

Provisioning for credit risks principally covers doubtful and disputed loans. These loans totaled EUR 9.1 billion at December 31, 2001.


Western Europe 13%
Africa / Middle East 11%
Latin America 3%
North America 6%
Asia 9%
France 45%
Eastern Europe 13%

at Dec. 31, 2001

BREAKDOWN OF DOUBTFUL AND DISPUTED LOANS BY GEOGRAPHICAL REGION

Total doubtful and disputed loans: EUR 9.1 billion

These loans were covered by specific provisions amounting to EUR 7.7 billion at December 31, 2001.


Western Europe 8%
Africa / Middle East 11%
Latin America 4%
North America 6%
Asia 9%
France 50%
Eastern Europe 12%

at Dec. 31, 2001

BREAKDOWN OF PROVISIONS BY GEOGRAPHICAL REGION

Total provisions: EUR 7.7 billion

Country risk reserve

Over and above the usual provisions covering credit risks, the bank books a general "country risk" reserve, intended to cover its risk on emerging markets. This reserve is not assigned to any identified risk and is calculated by rating each country according to its economic and financial environment and estimating average losses that would arise in the event of a major crisis.

At December 31, 2001, this provision was almost stable against the previous year's level, at EUR 599 million. This provision includes EUR 174 million assigned to Argentina, bringing the total coverage of this country risk to EUR 346 million (including derivative credit) or 34 % of the Group's portfolio of Argentina assets.

In view of the specific provisions for identified risks and of the general country risks reserve (totaling EUR 8.3 billion), the coverage ratio for the Group's doubtful and disputed loans is very high at 91%.

Market risks

Organization

The organization of market risk management has been continually adjusted with a view to harmonizing existing procedures within the Group and guaranteeing that risk management teams remain independent from the operating divisions.

Although the front-office managers are responsible in the first instance for risk management, the ultimate responsibility lies with an independent structure: the Market Risk unit of the Risk Division.

This unit is responsible for:

◦ daily monitoring (independently from the front office) of the exposure and risks incurred by all the group's market activities and comparison of these exposure and risks with the limits set;

◦ defining the methods for assessing and managing risk, approving the valuation methods used to calculate risks and results and approving reserves;

◦ developing the databases and systems used to assess market risks;

◦ preparing the limit applications based on the requests of the operating divisions, within the global limits set by General Management,

◦ centralizing, consolidating and reporting the Group's market risks.

On the proposal of this department, the Group's Risk Committee sets the levels of authorized risk by type of activity and takes the main decisions concerning Group risk management. Within each entity that incurs market risk, risk managers are designated to implement the first level of risk control. The main tasks of these managers, who are independent of the front offices, include:

◦ constant monitoring of exposure and results, in collaboration with front offices,

◦ daily verification of the market parameters used to calculate risks and results,

◦ daily calculation of market risks, based on a formal and secure procedure,

◦ daily limit monitoring for each activity, and constant checking that appropriate limits have been set for each activity,

In the case of the major trading rooms in France and abroad, these specialized market risk managers report directly to the Risk Division.

Methods for measuring market risk and defining exposure limits

Société Générale's market risk assessment is based on three indicators, which are used to define exposure limits:

◦ the 99% "Value at Risk" method, approved for regulatory requirement calculations,

◦ a "stress-test" measurement, based on the "decennial shock" indicator developed by the bank at the beginning of the 1990s. Stress-test measurements limit the Group's exposure to systemic risk and exceptional market shocks;

◦ complementary limits (sensitivity, nominal, Vega, etc.),which ensure coherency between the total risk limits and the operational limits used by the front office. These limits also enable risks not detected by VaR or stress-test measurements to be framed.

The 99% Value at Risk (VaR) Method

This method was introduced at the end of 1996 in order to comply with regulatory requirements for calculating capital and has been used since 1998 for regulatory declarations. The

internal model has been approved for use in regulatory reporting for the majority of the bank's market activities.

Interest rate or currency risks incurred on retail or commercial banking activities are included when these risks are transferred to capital market activities.

The method used is the "historical simulation" method, which implicitly takes into account the correlation between all markets. It is based on the following principles:

- the creation of a database containing historical information on the principal market parameters which are representative of Société Générale's positions;
- the definition of 250 scenarios, corresponding to one-day variations in these market parameters over a sliding one year period;
- the application of these 250 scenarios to the daily market parameters;
- the revaluation of daily positions, on the basis of the adjusted daily market conditions.

The 99% Value at Risk is the largest loss that would be incurred after eliminating the top 1% of most unfavorable occurrences. Over one year, or 250 scenarios, it corresponds to the average of the second and third largest losses observed.

The value at risk in the Group's market activities, across the full scope of activities, evolved as follows in 2001:

VaR in trading activities (trading portfolios)


-10
-20
-30
-40
-50
-60
01 Jan.
15 Jan.
29 Jan.
12 Feb.
26 Feb.
12 Mar.
26 Mar.
09 Apr.
23 Apr.
07 May
21 May
04 Jun.
18 Jul.
02 Jul.
16 Jul.
30 Jul.
13 Aug.
27 Aug.
10 Sep.
24 Sep.
08 Oct.
22 Oct.
05 Nov.
19 Nov.
03 Dec.
17 Dec.
31 Dec.

EVOLUTION OF THE VALUE AT RISK DURING 2001 (1 DAY, 99%)

In millions of euros

By type of risk, the evolution of the Value at Risk was as follows:

Breakdown of Trading VaR by type of risk 2001
(in millions of euros)

(1-day, 99%)	31.12.01	Average	Minimum	Maximum
Interest rate risk	(26)	(30)	(13)	(50)
Equity price risk	(21)	(24)	(16)	(39)
Exchange rate risk	(1)	(2)	(1)	(3)
Commodity price risk	(4)	(2)	(1)	(5)
Compensation effect	13	20	NS*	NS*
Total	**(39)**	**(38)**	**(22)**	**(56)**

* Compensation not significant since the potential minimum and maximum losses do not occur on the same date.

Methodological limits to VaR assessment

The VaR assessment is based on a model and hypotheses that have their limits. The main shortcomings of the model are:

◦ the use of "1 day" shocks assumes that all positions can be unwound or hedged within one day, which is not always the case for some products and in some crisis situations;

◦ the use of the 99% confidence interval does not take into account any losses arising beyond this interval;

◦ VaR is calculated using closing prices, so intra-day fluctuations are not taken into account.

The group manages this methodological risk by:

◦ systematically assessing the relevance of the model by back-testing to verify that the number of days for which the negative result exceeds the VaR complies with the 99% confidence interval, which is the case since the VaR system was introduced;

◦ complementing the VaR system with stress-test measurements.

The Stress Test model

Alongside the internal VaR model, Société Générale monitors its exposure using the "stress test" method based on decennial risk, which is more rigorous than the regulatory model.

The "stress test" risk assessment methodology adopts the following principles:

◦ Risks are calculated separately for each business and for each market across all products without taking into account of the correlations between markets.

◦ The risk represents the worst possible impact of sudden and extraordinary changes in market conditions, or of any less extreme changes that enable the non-linear nature of certain positions to be taken into account.

◦ They are adapted to each underlying asset (see below) and are determined on the basis of a historical analysis of movements over long periods of time and are constantly updated according to changes in the markets (in particular taking into account the scenarios of August and September 1998, the Asian crisis of 1997, the 1987 stock market crash).

◦ For each activity, the risk is the aggregate of the worst cases, without taking into account correlation between markets or between currencies. For example, for the equity and index businesses, total risk is equal to the sum of the largest potential losses on each market, with certain risks corresponding to a rise in the market, and others to a fall. This hypothesis of non-correlation is highly improbable and reflects a conservative approach to the total risk of each activity.

On December 31, 2001, the Société Générale Group's exposure to stress-test risk broke down as follows by type of risk (these risks are not aggregated for measuring decennial risk as the probability of them occurring simultaneously is very low).

Ten year stress test risk exposure at December 31, 2001 and underlying hypotheses

Stress test scenarios	Exposure at December 31, 2001 and hypotheses
Exchange rate risk:	**Exposure at 31/12/01: EUR –26 million**
Foreign exchange position	Risk measured by currency, on the basis of a +/–6% variation in the exchange rate for non-emerging market currencies, a +10/–15% variation for free-floating emerging market currencies and a +10/–20% variation for emerging market currencies floating within a predefined band.
Currency options position	Risk measured by pair of currencies, on the basis of a simultaneous variation in the spot price (see above) and in volatility (a relative variation between –30/+60% for one-week maturities, down to between –7/+10% for 10-year maturities).
Interest rate risk:	**Exposure at 31/12/01: EUR –298 million**
Directional interest rate risk	Scenarios defined by currency category. With category-A currencies (EUR and USD), a relative variation in interest rates ranging from 60% up and 30% down for 1-week positions to +/–8% for maturities over 10 years.
Pivot risk	Scenarios defined by currency category. Deformation in the yield curve on the basis of fluctuations on the curve at 2 years, 5 years and 10 years.
Swap spread risk	Scenarios defined by currency category. A 10-100bp widening of the swap spread according to the currency.
Specific interest rate risk	Doubling of credit spreads.
Interest rate options	Risk measured on the basis of a simultaneous variation in interest rates (see above) and volatility: upward movement, downward movement, 2 scenarios of fluctuations on the curve according to maturity of the option, 2 scenarios of fluctuations on the curve according to maturity of the underlying.
Equity/index price risk:	**Exposure at 31/12/01: EUR –340 million**
Cash equity positions	A fall in market prices of –15% for non-emerging markets or –30% for emerging markets.
Equity and stock market index derivatives	A simultaneous variation in market prices (variation of +10/–15% for non-emerging markets and +15/–30% for emerging markets) with a rise in volatility (a rise of 30 points for 1-month volatility to 3 points for 5-year volatility for non-emerging markets), and a scenario of falling volatility (–30%) with spot price unchanged.
Risk on equity arbitrage positions	For a diversified portfolio comprising M&A arbitrage positions, the scenario applied is a 10% fall in the nominal value of the portfolio.
Commodity price risk:	**Exposure at 31/12/01: EUR –22 million**
Energy and other commodities	A simultaneous variation in commodity prices (+20/–30% for oil, +/–15% for gold, +30%/–20% for silver, etc.) and volatility (relative variation according to the product and maturity).
Other market risks:	**Exposure at 31/12/01: EUR –19 million**
Emerging markets EUR –1.5 million	The worst of two scenarios (variation in country spreads of between +100% and –50%, variation in price of +20/–45%) is used.
High-yield debt EUR –15.7 million	A variation in price of between +10% and –18%.

Structural risks

The application of regulation 97-02 of the French Banking and Finance Regulation Committee on internal audits provided the Group with the opportunity to define the principles for monitoring the Group's exposure to interest rate, exchange rate and liquidity risks, principles which had been in force for several years.

The general principle is to concentrate these risks within capital market activities, where they are monitored and controlled using the methods described above. These methods ensure that risks related to commercial transactions and proprietary transactions (transactions involving shareholders' equity, investments, bond issues) are covered as fully as possible, either individually or globally.

Consequently, "structural" risks only arise from the residual positions attached to these operations, after hedging.

Organization

Monitoring structural risks is the responsibility of the head of each of the Group's operating divisions. Each of these division heads has been assisted by a "structural risks officer", responsible for analyzing exposure and reporting to the Risk Division (first-level control).

The Asset and Liability Management unit of the Finance and Corporate Planning department is responsible for directly monitoring domestic activities, as well as consolidating the risks taken by each Group entity. This unit also assists in preparing and validating the models used by the different divisions (second-level control).

Consolidation reports are produced for the Risk Division, which is also regularly informed of all major projects relating to changes in structural risk management.

Lastly, the Finance Committee, which meets at General Management level to examine the quaterly summary reports prepared by the Asset and Liability Management, validates the methods for analyzing and assessing risks, sets exposure limits for each Group entity and studies the main issues relating to structural risk management.

Structural interest rate risks

Structural interest rate risks are analyzed according to a global assessment of the evolution of the outstanding, for both fixed- and floating-rate products.
Assets and liabilities are analyzed independently, without any allocation of funds. The maturity of the outstanding takes account of models of historical behavior patterns (special savings accounts, early redemption, etc.), as well as hypotheses relating to some aggregates (such as shareholders' equity and sight deposits). Options are analyzed through their delta equivalent, in order to ensure that they can be added to the underlying assets. The determination of gaps enables the position's sensitivity to changes in interest rates to be calculated.

The current stress-test corresponds to an immediate parallel shift of 1% in the yield curve. The impact of this scenario on the current net value of the portfolio of assets and liabilities is compared with the defined limits.

Deposits relating to retail banking activities in France are mostly considered to be fixed-rate funds, and their total exceeds commitments of a similar nature. Due to macro-hedging operations, essentially carried out through fixed-rate swaps, and on the basis of the hypotheses used, the amounts at risk in the Société Générale and Crédit du Nord networks is low, representing a total retail banking exposure of under EUR 100 million.

Transactions with large corporates are match-funded, and therefore present no interest rate risk.

Consequently, the majority of the Group's residual position is linked on the one hand to that part of capital reinvested in fixed-income instruments and, on the other, to foreign currency desposit held in subsidiaries or branches based in countries with weak currencies, where these deposits are not reinvested over a sufficiently long investment horizon, often due to the absence of appropriate long-date fixed-rate instruments or hedging products such as swaps.

Société Générale's total exposure continued to represent a very small portion of the Group's equity, below the overall limit of 2.5% set by General Management.

Structural foreign exchange risks

Structural foreign exchange risks essentially arise from:

- Foreign currency denominated investments financed through a purchase of the foreign currency,
- Retained earnings in foreign entities,
- Investments made by some entities for regulatory reasons in third currency-denominated assets.

Société Générale chooses to take up these positions, since Group policy is to purchase allocations denominated in strong currencies (USD, JPY and GBP).

For accounting purposes, the result of these positions is booked under translation differences, which are included in shareholders' equity and therefore contribute to hedge the Group's solvency ratio against exchange rate fluctuations.

Liquidity risk

Through its retail banking activities, Société Générale has a large and diversified deposits base, which provides permanent resources to finance domestic activities, and which produces surplus liquidity. Credit transactions with international customers are financed on the large, extremely liquid deposit certificates market in the United States and on the interbank market. Securities activities mainly involve liquid securities, financed through repurchase agreements.

Due to the stability of Group resources, Société Générale has not needed to issue bonds in recent years, apart from subordinated loans or structured issues intended to meet specific commercial requirements. Similarly, use of the overnight market is deliberately restricted, in order to protect the Group from very short-term risks.

Operational risks

Principles

Operational risk is defined as the risk of losses resulting from unsuitable or failed procedures, persons or systems, or caused by external events. This risk class includes general operational risks linked for example to security and IT issues, as well as risks that are more specifically associated with banking activities and which do not fall within credit risks, market risks or structural risks.

Notably operational risks include the following:

◦ Risks relating to the security of assets and persons (terrorism, fire, floods, earthquakes, physical attacks, sabotage, theft, fraud, etc.).

◦ IT risks, linked to the development and maintenance of programs, to data processing and to the use of telecommunications services. Particularly, this category corresponds to risks linked to deficiencies in the design or implementation of applications, operating incidents affecting production systems, unauthorized system access and processing errors, as well as the accidental loss or modification of transmitted data and data conservation failures.

◦ Internal management risks i.e. risks to the internal functioning of the bank. This category includes errors in the administrative processing and accounting treatment of transactions, faults in the design or implementation of new products or projects, and legal, regulatory or compliance risks, as well as risks linked to human resources, outsourcing and external communication.

Risk assessment and management

The day-to-day management of operational risk at Société Générale is based on an effective internal control system that is applied to all the Group's businesses and is based on the principle of assigning full responsibility for their risks to the operating divisions. The internal control system operates in the context of policy directives and instructions developed centrally which are complemented within the operating units by specific detailed procedures.

By regularly assessing control mechanisms (internal audit and self-assessment), the Group can ensure the reliability and effectiveness of the internal control system, in accordance with regulation 97-02 of the French Banking and Financial Regulation Committee (CRBF). Furthermore, Société Générale has put in place a formalized structure for reviewing and approving new products, which enables the bank to identify and control the associated operational risks.

All the Group's business lines monitor and control their operational risks in collaboration with the Operational Risks Department – an independent function that is part of the Risk Division. The role of this department is principally to define the Group's general policy as regards operational risks as well as to assess and provide advice on these risks and disseminate best practices throughout the bank.

The Group has begun implementing an information and measurement system for operational risks in order to improve the evaluation and reporting of those risks. This approach is in line with the principles outlined in the consultative documents produced by the Basel Committee.

Legal risks

Société Générale is a credit institution authorized to act as a bank. As such it can carry out all banking transactions. It is notably authorized to provide all investment services or related services described in articles L321-1 and L321-2 of the French Monetary and Financial Code. In its capacity as an investment service provider, Société Générale is subject to regulations applicable to the same. It must notably comply with a number of prudential rules and is subject to the controls carried out by the French Banking Commission. Its management and all employees are bound by rules governing professional secrecy, violation of which is punishable by law. Société Générale also acts as an insurance broker.

Dependency

Société Générale is not dependent on any patent or licence, nor on any industrial, commercial or financial provision contract.

Risks and litigation

At the present time, there are no extraordinary circumstances or disputes not covered by provisions that are liable to substantively affect the Group's results and financial position.

Notification was given by the French tax authorities of additional tax adjustments to the results for the period 1992 to 1998 of Société Générale and certain subsidiaries which are included in the tax consolidation. Adequate provision was set up at December 31, 1999, December 31, 2000 and December 31, 2001 for the consequences of these additional assessments.

On January 19, 2000, High Risk Opportunities Hub Fund Ltd, a hedge fund in receivership, represented by its receivers, brought legal action against Société Générale (and another bank), before the Supreme Court of the State of New York. The claimant is demanding compensation up to an amount of USD 1 billion for direct and indirect damages resulting from its liquidation alleging that the liquidation was caused by the non-execution of undelivered forward USD/RUR contracts. Société Générale considers this allegation to be unjustified. A prudential provision booked in the Group's financial statements was left in place at December 31, 2001.

On November 27, 2000, a lawsuit was filed against SG Cowen before the United States Court for the district of Massachusetts by the New England Teamsters and Trucking Industry Pension Fund. The lawsuit, which is seeking compensation in the amount of EUR 232 million for the fall in value of securities managed by SG Cowen on behalf of the Pension Fund, is currently being examined. At present, it has not seemed justified to book a provision in this respect.

At the end of 2001 and in early 2002, a number of Société Générale managers and executives and the company itself, were placed under investigation in relation to a money laundering case under investigation in Paris.

Like other banks working in France, Société Générale is implicated either because some checks drawn on Société Générale and considered by investigators as corresponding to money laundering transactions were paid by the bank or because they were presented by Société Générale for payment to other French banks, in its capacity as correspondent bank for some foreign banks.

The investigators contest the absence of systematic verification of checks processed, as they have done for other banks previously placed under investigation.

However, no evidence suggests that a Société Générale employee or department was knowingly involved in money laundering.

The question of the duties of banks with respect to verifying checks concerns all banking institutions in France, as well as the regulatory authorities. A working group on the issue including the regulators was set up in 2000, but did not propose any amendment to the duties incumbent on banks. At the request of the French Banking Federation, in early 2002, the Ministry for the Economy and Finance decided to create a new working group with a view to precisely defining the diligence and controls that financial institutions should carry out.

In January 2002, Société Générale was informed of a fraud committed by a former employee of the retail brokerage business of SG Cowen Securities, which was sold in October 2000. The employee is accused of having misappropriated assets that he managed for his successive employers over a number of years. Within this framework, two former SG Cowen clients have taken legal action against the different parties involved, including SG Cowen. It is highly likely that other former clients of SG Cowen will take similar action. An internal enquiry into the affair was immediately launched and is currently under way.

Société Générale is cooperating fully with the different legal and regulatory authorities involved in the matter. The necessary steps have been taken vis-à-vis the Group's insurance companies, and a provision has been booked by way of precaution.

Industrial risks related to the environment

See page 13.

Insurance

Société Générale is guaranteed by the following insurance policies:

◦ Insurance of buildings and their contents (IT equipment, etc.), for which the guarantee equals the amount of damage liable to be incurred.

◦ Insurance against the following:

- theft of valuables in premises or safes;

- fraud, by an employee or a third party, with respect to the valuables under the Bank's responsibility;

- professional liability, covering the consequences of de facto or legal errors or omissions;

- personal liability of senior officers;

- loss of business following material damage.

These guarantees have been insured for substantial amounts which are compatible with the risks incurred and the capacity of the insurance market to cover said risks.

Other risks

The Group is aware of no other risk to be mentioned in this respect.

Regulatory ratios

International solvency ratio *(B.I.S. ratio)*

The international solvency ratio requires financial institutions handling a significant volume of international business to maintain a minimum level of equity in reserve on a permanent basis, in order to cover their credit exposure and capital market risks.

Until December 31, 1997, the B.I.S. ratio was limited to counterparty risks. Since January 1998, it has been extended to cover also market risks (interest rate, exchange rate, equity price and commodity price risks).

The regulatory framework for monitoring market risk exposure allows banks to calculate their regulatory capital requirements using internal models, provided that these models meet certain criteria and reflect an adequate risk management strategy, and that the model itself has been approved by the banks' supervisory authorities. Société Générale's internal VaR model has been approved by the French Banking Commission (see section on "Market Risk Valuation Method", p.80).

Since December 31, 1998, the market risks for the majority of transactions have been calculated using this method, while the standard method is used for all other operations.

The Group's B.I.S. ratio stood at 11.49% at December 31, 2001, not including Tier-3 capital, compared with 12.51% at end-December, 2000 and 11.94% in December 1999.

Risk-based capital, risk-weighted assets and solvency ratios

(in millions of euros at December 31)	2001	[illegible]
Risk-based capital		
Group shareholders' equity	15,750	13,687
Dividends	(850)	(827)
Fund for general banking risks	366	366
Minority interests after appropriation of net income	1,704	1,298
Preferred securities	1,890	1,360
Prudential deductions (1)	(3,524)	(1,183)
Total Tier-1 capital	**15,337**	**14,701**
Total Tier-2 capital	**9,178**	**9,326**
Other deductions (2)	**(3,446)**	**(3,399)**
Total risk-based capital	**21,069**	**20,628**
Risk-weighted assets	**183,431**	**164,950**
International solvency ratio (B.I.S. ratio)	**11.49 %**	**12.51 %**
Tier-1 ratio	**8.36 %**	**8.91 %**

(1) Essentially goodwill and intangible assets.
(2) Holdings in non-consolidated financial companies or those accounted for by the equity method.

Group shareholders' equity at end-December 2001 totaled EUR 15.8 billion (compared with EUR 13.7 billion in 2000). After taking into account minority interests, preferred securities, the fund for general banking risks, and prudential deductions, total Tier-1 capital stood at EUR 15.3 billion, giving a Tier-1 ratio of 8.36% at December 31, 2001 (compared with 8.91% at December 31, 2000).

Risk-weighted assets by type of activity breaks down as follows:

- Counterparty risk accounts for 94% of risk-weighted assets, amounting to EUR 173 billion. The increase in relation to 2000 is principally linked to the acquisition of GEFA/ALD, SKB Banka and Komercni Banka. It essentially concerns the plain vanilla banking business (EUR 165 billon, including 93% on clients), while derivatives only represent EUR 8 billion (EUR 7 billion in 2000).

- Risk-weighted assets relating to market risk account for 6% of the total, slightly lower than in 2000 due to the extension of the VaR model.

The credit risk on derivatives essentially relates to instruments with maturities under five years (a detailed analysis of these instruments is included in the notes to the consolidated financial statements on page 116, note 21).


Total counterparty risk exposure
EUR 173 billion
94%
Produits dérivés
EUR 8 billion
4 %
Plan vanilla on and off-balance
sheet items
EUR 165 billion
Other
1%
OCDE
credit institutions
5%
Total capital market
risk exposure
EUR 11 billion
6%
Customers
84%
at Dec. 31, 2001

BREAKDOWN OF RISK WEIGHTED ASSETS BY TYPE OF RISK

Capital adequacy ratio
(CAD ratio)

This ratio replaced the European solvency ratio in 1996, and sets out the minimum capital required to cover counterparty and market risks.

At December 31, 2001, these risks were 156.8% covered by Group equity, excluding any Tier-3 capital (compared with 165.4% at December 31, 2000).

As regards the international solvency ratio, the Group's equity requirements principally arise from "plain vanilla" banking activities.

Ratio of large exposures

The ratio of large exposures is calculated on a quarterly basis, but Société Générale respects this ratio on an on-going basis:

◦ The total risk incurred by Société Générale in respect of any debtor taken individually does not exceed 25% of consolidated net equity;

◦ The total risk incurred by Société Générale in respect of all debtors which, taken individually, represent risks of over 10% of consolidated net equity, does not exceed eight times consolidated net equity.

Liquidity ratio

Société Générale's one-month liquidity ratio, which is used to monitor short-term liquidity, averaged 124% over 2001. At the end of each month in 2000, it was above the minimum regulatory requirement of 100%.

Prudential long-term
(funding ratio)

The prudential long-term ratio, which is used to determine long-term liquidity, measures receivables due in more than five years against funds with a remaining maturity of more than five years. At December 31, 2001, this ratio stood at 89%, above the minimum regulatory standard of 60%.

FINANCIAL STATEMENTS

Consolidated balance sheet at December 31, 2001

Assets

(in millions of euros at December 31)	2001	[illegible]	[illegible]
Cash, due from central banks and post office accounts	6,979	3,276	6,735
Due from banks *(Note 3)*	63,548	54,174	55,009
Customer loans *(Note 4)*	182,273	163,119	143,498
Lease financing and similar agreements *(Note 5)*	18,314	12,153	11,059
Treasury notes and similar securities *(Note 6)*	38,648	27,657	31,662
Bonds and other debt securities *(Note 6)*	52,361	51,568	57,943
Shares and other equity securities *(Note 6)*	37,588	41,994	40,664
Investments of insurance companies *(Note 7)*	35,361	32,618	28,324
Affiliates and other long term securities *(Note 8)*	6,479	6,291	3,707
Investments in subsidiaries and affiliates accounted for by the equity method	701	837	577
Tangible and intangible fixed assets *(Note 9)*	4,566	3,769	3,883
Goodwill *(Note 10)*	2,462	400	452
Accruals, other accounts receivable and other assets *(Note 11)*	63,219	58,025	52,032
Total	**512,499**	**455,881**	**435,545**

Off-balance sheet items

Loan commitments granted *(Note 19)*	99,603	98,519	86,685
Guarantee commitments granted *(Note 19)*	35,439	38,282	36,065
Commitments granted on securities	6,359	11,649	6,869
Foreign exchange transactions *(Note 20)*	342,685	289,063	271,713
Forward financial instrument commitments *(Note 21)*	5,290,456	4,999,529	4,902,305
Commitments granted on insurance	348	356	231

(The accompanying notes are an integral part of the consolidated financial statements).

* Amounts restated in relation to those given in the 1999 reports to take into account regulation 99-07 of the Accounting Regulation Committee.

Liabilities and shareholders' equity

(in millions of euros at December 31)	2001	2000	1999 *
Due to central banks and post office accounts	1,847	2,890	451
Due to banks *(Note 12)*	85,124	83,369	87,604
Customer deposits *(Note 13)*	200,316	164,717	156,782
Liabilities in the form of securities issued *(Note 14)*	62,974	50,479	46,422
Technical provisions of insurance companies *(Note 15)*	34,134	32,022	27,847
Accruals, other accounts payable and other liabilities *(Note 16)*	95,280	93,441	91,457
Negative goodwill *(Note 10)*	7	36	49
Allowances for general risks and commitments *(Note 17)*	2,396	2,320	2,195
Subordinated debt *(Note 18)*	10,483	9,671	8,568
Fund for general banking risks	366	366	366
Preferred securities	1,890	1,360	796
Minority interests	1,932	1,523	1,104
Shareholders' equity			
Common stock	539	529	522
Additional paid-in capital	3,980	3,526	3,263
Treasury stock	(1,162)	(1,064)	(476)
Retained earnings	10,239	7,998	6,273
Net income including the impact of SG Paribas operation	2,154	2,698	2,322
Sub-total	**15,750**	**13,687**	**11,904**
Total	**512,499**	**455,881**	**435,545**

Off-balance sheet items

Loan commitments received	3,765	6,795	7,516
Guarantee commitments received	33,029	31,148	15,900
Commitments received on securities	8,279	11,021	10,700
Foreign exchange transactions *(Note 20)*	344,428	289,499	269,467
Commitments received related to insurance	117	98	73

(The accompanying notes are an integral part of the consolidated financial statements).

* Amounts restated in relation to those given in the 1999 reports to take into account regulation 99-07 of the Accounting Regulation Committee.

Consolidated statements of income

(in millions of euros at December 31)	2001	[illegible]	[illegible]
Net interest income from:			
Transactions with banks *(Note 24)*	(1,318)	(1,934)	(2,647)
Customer loans *(Note 25)*	3,073	3,712	3,517
Bonds and other debt securities	1,545	798	2,537
Other interest and similar revenues	552	661	(249)
Net income from lease financing and similar agreements *(Note 26)*	1,234	854	793
Sub-total	**5,086**	**4,091**	**3,951**
Dividend income *(Note 27)*	211	291	244
Dividends paid on preferred securities *(Note 1)*	(109)	(100)	(57)
Net interest and similar income	**5,188**	**4,282**	**4,138**
Net fee income *(Note 28)*	**4,916**	**4,900**	**3,892**
Net income from financial transactions *(Note 29)*	**3,258**	**4,223**	**2,879**
Other operating income, net	**512**	**394**	**500**
Gross margin of insurance business (Note 30)	*136*	*45*	*79*
Net income from other activities (Note 31)	*146*	*149*	*168*
Net banking income	**13,874**	**13,799**	**11,409**
Personnel expenses *(Note 32)*	(5,805)	(5,893)	(4,915)
Other operating expenses	(3,698)	(3,273)	(2,958)
Depreciation and amortization	(601)	(488)	(411)
Total operating expenses	**(10,104)**	**(9,654)**	**(8,284)**
Gross operating income	**3,770**	**4,145**	**3,125**
Cost of risks *(Note 33)*	(1,067)	(753)	(723)
Operating income	**2,703**	**3,392**	**2,402**
Share in net income of subsidiaries and affiliates accounted for by the equity method *(Note 34)*	(18)	31	61
Gains, losses and provisions on long-term investments *(Note 35)*	474	941	939
Operating income before tax	**3,159**	**4,364**	**3,402**
Extraordinary items *(Note 36)*	(17)	(70)	(151)
Income tax (loss) *(Note 37)*	(739)	(1,357)	(1,148)
Amortization of goodwill	(76)	(60)	(37)
Net income before minority interests	**2,327**	**2,877**	**2,066**
Minority interests	(173)	(179)	(86)
Net income before impact of SG Paribas operation	**2,154**	**2,698**	**1,980**
Recoveries of allowances on SG Paribas after deduction of related costs	–	–	342
Net income after impact of the SG Paribas operation	**2,154**	**2,698**	**2,322**
Earnings per share in euros [(1)]	**5.35**	**6.78**	**4.90**
Diluted earning per share in euros [(1)]	**5.35**	**6.74**	**4.87**

(The accompanying notes are an integral part of consolidated financial statements).

* Amounts restated in relation to those given in the 1999 reports to take into account regulation 99-07 of the Accounting Regulation Committee.

(1) Earnings per share are calculated on the basis of the average number of outstanding shares, after over the financial year deducting treasury stock from shareholders' equity. Diluted EPS also take into account the existence of stock options that have been awarded but not yet exercised .
EPS for 1999 are presented on the basis of a number of shares with a nominal value of EUR 1.25 and excluding the impact of the SG Paribas operation.

Changes in shareholders' equity

(in millions of euros)	Capital stock and additional paid-in capital (1)	Treasury stock & assimilated (2)	Retained earnings	Revaluation and reassessment reserves	Shareholders' equity
Balance at December 31, 1999	**3,785**	**(476)**	**8,165**	**430**	**11,904**
Increase in capital stock	227				227
Net income for the period			2,698		2,698
Dividends paid			(609)		(609)
Revaluation and reassessment reserves				(15)	(15)
Treasury stock		(588)			(588)
Translation differences and other			27		27
Goodwill charged	43				43
Balance at December 31, 2000	**4,055**	**(1,064)**	**10,281**	**415**	**13,687**
Increase in capital stock (1)	460				460
Net income for the period			2,154		2,154
Dividends paid			(847)		(847)
Revaluation and reassessment reserves				(18)	(18)
Treasury stock (2)		35	121		156
Société Générale shares in deposit (2)		(133)			(133)
Translation differences and other (4)			44		44
Restatement of technical provisions of Insurance companies (5)			243		243
Goodwill charged	4				4
Balance at December 31, 2001	**4,519**	**(1,162)**	**11,996**	**397**	**15,750**

(in millions of euros)	Shareholders' equity	Fund for general banking risks	Minority interests	Preferred securities (3)	Own funds
Balance at December 31, 1999	**11,904**	**366**	**1,104**	**796**	**14 170**
Increase in capital stock	227				227
Net income for the period	2,698		179		2,877
Dividends paid	(609)		(94)		(703)
Revaluation and reassessment reserves	(15)				(15)
Treasury stock	(588)				(588)
Translation differences and other	27		334	564	925
Goodwill charged	43				43
Balance at December 31, 2000	**13,687**	**366**	**1,523**	**1,360**	**16,936**
Increase in capital stock (1)	460				460
Net income for the period	2,154		173		2,327
Dividends paid	(847)		(123)		(970)
Revaluation and reassessment reserves	(18)				(18)
Treasury stock (2)	156				156
Société Générale shares in deposit (2)	(133)				(133)
Translation differences and other (4)	44		359	530	933
Restatement of technical provisions of Insurance companies (5)	243				243
Goodwill charged (1)	4				4
Balance at December 31, 2001	**15,750**	**366**	**1,932**	**1,890**	**19,938**

(1) At December 31, 2001 *Société Générale's fully paid-up capital stock amounted to 539,423,153 euros and was made up of* 431,538,522 shares with a nominal value of 1,25 euros.
During the year 2001, Société Générale increased its capital stock by 10.4 millions of euros with 449.7 millions of euros additional paid-in capital, as follows :
- 3.4 millions of euros with 180 millions of euros additional paid-in capital issued as a remuneration for the assets brought to Société Générale by Sogéparticipations (ex Sogénal). Those amounts were eliminated as treasury stock ;
- 5.9 millions of euros with 256.2 millions of euros additional paid-in capital was the result of employees subscribing share under the *Parent Company's Saving Plan* ;
- 1.1 millions of euros with 13.5 millions of euros additional paid-in capital resulted from the exercise by employees of options granted by the Board of Directors.

Goodwill on acquisitions which are financed with capital increase from the conversion into shares of the convertible bonds issued in May 1993 are charged against additional capital arising on capital increases, in proportion to the part of the total acquisition cost covered by the capital increase :
32.3 millions of euros were charged against the acquisition of Yamaichi, and 352,9 millions of euros for the acquisition of Cowen.
Goodwill on Cowen charged against additional capital arising on capital increase was adjusted by 42,6 millions of euros in 2000 as a consequence of an external selling, and by 4.4 millions of euros during 2001 as a consequence of a sale to TCW held by 52.33%, *charged against the minority interests.*
If the goodwill relating to these transactions had not been charged against shareholders' equity, it would have been booked on the assets side of the consolidated balance sheet for a net amount of 265.23 millions of euros as at December 31, 2001, and would have given rise to a depreciation allowance of 39.4 millions of euros as at December 31 2001.

(2) Treasury stock held by Group companies at December 31, 2001 (23,298,496 shares ; 1028.9 millions of euros) represents 5.4 % of Société Générale's capital stock. The variation of treasury stocks breakdowns as follows :
- 2,685,156 shares for a total amount of EUR 183.4 million were issued as a remuneration for the assets brought by Sogeparticipations (ex Sogenal),
- Société Générale disposed of own shares for a net amount (after deduction of purchases) of EUR 218.5 million. In particular, 14 384 241 shares, for a total amount of EUR 805.7 million, were sold for the acquisition of TCW.

Net capital gains on treasury stocks have been charged against the shareholders'equity for an amount of EUR 102.4 million.
Dividend income on these shares (EUR 18.9 million) recorded during the first three quarters of 2001 by subsidiaries which held them has been eliminated from consolidated income.
2,116,427 Société Générale shares were deposited on a blocked account as a price adjustment on the acquisition of TCW for an amount of EUR 133 million ; this amount was deducted from the shareholders'equity but the percentage of treasury stock does not take into account these shares.

(3) In 1997, Société Générale issued 800 millions of US dollars of preferred securities in the US through its subsidiary SocGen Real Estate Company LLC.
In year 2000, Société Générale renewed this operation by issuing EUR 500 million of preferred securities through its subsidiary SG Capital Trust and in 2001, for an amount of 425 millions of US dollars through SG Americas.
These shares are included in tier-one capital for the purpose of determining Société Générale's prudential ratios.

(4) The devaluation of the Argentine currency was directly charged against the shareholder's equity for an amount of EUR -43 million, based on the rate of 1.4 peso for 1 euro.
At December 31, 2001, translation differences relating to foreign branches of Group banks and consolidated companies within Euroland amounted to a negative figure of EUR 4 million.

(5) According to new accounting policies applicable to Insurance Companies, the insurance technical provisions are restated for a total amount of EUR 243 million as at December 31, 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Significant accounting principles

The consolidated accounts of the Société Générale Group for the 2001 financial year have been drawn up in accordance with the provisions of Regulation No. 99-07 of the French Accounting Regulation Committee (Comité de la réglementation comptable) on the consolidation rules applicable to companies that come under the French Banking and Finance Regulation Committee (Comité de la réglementation bancaire et financière). Since this regulation came into force on January 1, 2000, figures relating to 1999 have been restated in accordance with these new regulatory provisions for purposes of comparison.

The presentation of the financial statements complies with the provisions of Regulation No. 2000-04 of the French Accounting Regulation Committee (Comité de la réglementation comptable) concerning consolidated financial statements produced by companies that come under the French Banking and Finance Regulation Committee.

Income and expenses booked on the income statement are classified by type of instrument rather than by purpose.

The consolidated financial statements of Société Générale include the financial statements of the Parent Company and of the French and foreign companies making up the Group. Since the financial statements of foreign subsidiaries are prepared using accounting principles generally accepted in their respective countries, any necessary restatements and adjustments are made prior to consolidation so that they comply with the accounting principles used by Société Générale.

Consolidation principles

Consolidation methods

The consolidated financial statements include the financial statements of Société Générale and of all significant subsidiaries over which Société Générale exercises control. Companies with a fiscal year ending more than three months before or after that of Société Générale prepare pro-forma statements for a twelve-month period ended December 31.

The following consolidation methods are used:

Full consolidation

This method of consolidation applies to companies over which Société Générale exercises sole control and which are involved in banking and finance activities, or activities directly linked to the same (insurance, property development, computer equipment leasing, vehicle leasing, oil trading).

Sole control over a subsidiary is defined as the power to dictate the financial and operational policies of the said subsidiary. It is achieved:

- either by directly or indirectly holding the majority of voting rights in the subsidiary;

- or by appointing for two successive financial years the majority of the members of the board of directors, executive committee or supervisory board of the subsidiary; the Group is assumed to have appointed the said majority when it has held directly or indirectly during this period over 40% of the voting rights in the said subsidiary and no other partner or shareholder has held directly or indirectly a proportion of the voting rights greater than its own;

- or by the ability to exercise a controlling influence over a subsidiary under the terms and conditions of a contract or in accordance with the subsidiary's bylaws, when the applicable law allows the same and the Group is a shareholder in or partner of the said subsidiary; controlling influence is understood to exist as soon as the Group has the possibility to draw on or decide on the use of the assets, liabilities and off-balance sheet items of the said subsidiary in the same way that it can make use of these items in subsidiaries under its sole control. In the absence of such contracts or bylaws, controlling influence over a credit institution or investment company is also assumed to exist when the Group holds at least 20% of the voting rights and no other shareholder or group of shareholders holds a proportion of the voting rights greater than its own.

However, only companies which make a significant contribution to the Parent Company accounts, and in particular those companies with total assets in excess of 0.02% of total Group assets or in which the shareholders' equity held by the Group is in excess of 0.10% of Parent Company shareholders' equity, are fully consolidated.

Proportionate consolidation
Companies over which the Group exercises joint control are consolidated by the proportionate method.

Joint control exists when control over a subsidiary run jointly by a limited number of partners or shareholders is shared in such a way that the financial and operating policies of the said subsidiary are determined by mutual agreement.

A contractual agreement must require the consent of all partners or shareholders for exercising control over the economic activity of the said subsidiary and taking any strategic decisions.

Equity method
Companies over which the Group exercises significant influence are accounted for by the equity method. Significant influence is the power to influence the financial and operating policies of a subsidiary without exercising control over the said subsidiary. In particular, significant influence can result from Société Générale being represented on the board of directors or supervisory board, from involvement in strategic decisions, from the existence of significant intercompany transactions, from the exchange of management staff, or from the company's technical dependency on Société Générale.

The Group is assumed to exercise significant influence over the financial and operating policies of a subsidiary when it holds directly or indirectly at least 20% of the voting rights in this subsidiary.

However, only companies in which Société Générale's share of the net worth exceeds 0.10% of Parent Company shareholders' equity, are consolidated by the equity method.

Specific treatment for special purpose vehicles
The independent legal entities ("special purpose vehicles") that are controlled in substance by the Group are consolidated even in cases where the Group holds none of thecapital in the entities.

Regulation No. 99-07 of the French Accounting Regulation Committee defines three criteria that must be considered in order to determine the existence of such a control, but states that each of them taken independently is not sufficient to prove the control. These three criteria are:

–the management and decision-making power over the ordinary activities of the entity;
–the ability to receive the majority or all of the entity's earnings;
–the exposure to the majority of the risks related to the entity.

The existence of an "autopilot" mechanism does not presuppose effective control. For special purpose vehicles involved in securitisation transactions carried out under the provisions of the law No. 88-1201 of December 23, 1988 related to mutual funds and securitization vehicles (fonds communs de créances) or under the provisions of an equivalent foreign regulation, the only criterion to be considered for assessing the control is that relating to management and decision-making power.

Translation of foreign currency financial statements

The on- and off-balance sheet items of consolidated companies reporting in foreign currencies are translated at the official exchange rates prevailing at year-end. Income statement items of these companies are translated at average exchange rates for the year. Gains and losses arising from the translation of capital, reserves, retained earnings and income are included in shareholders' equity under Translation differences. Gains and losses arising from the translation of the capital contribution of foreign branches of Group banks are also included in shareholders' equity under the same heading.

In accordance with Recommendation 98-01 of the French National Accounting Standards Board (Conseil national de la comptabilité), translation differences relating to subsidiaries and branches in the euro zone are retained in shareholders' equity, and are only recognized on the income statement in the event that the said entities are sold.

The financial statements of companies operating in countries with high inflation are restated to reflect the value of their currency at year-end. The corresponding gain or loss on the net monetary assets of these companies is included in the determination of net income, while gains or losses on net non-monetary assets are included in shareholders' equity. Balance sheet, off-balance sheet and income statement items, restated as described above, are translated at the official exchange rate at closing of the accounts.

Significant adjustments made for consolidation

The main restatements made in drawing up the consolidated accounts are as follows:

Treatment of acquisitions and goodwill

The difference between the purchase price and the share of net assets acquired is allocated in the first instance to identified on- and off-balance sheet items.

Goodwill, which is carried on the assets or liabilities side of the consolidated balance sheet, represents the balance of non-allocated differences. Goodwill is recorded in the local currency of the acquired entity, and translated at the official exchange rate at closing of the accounts. Goodwill is amortized according to a predefined plan over a set period according to the assumptions used and objectives set at the time of the acquisition, and which cannot in any event exceed 20 years. In the event of significant unfavorable changes to the items used to determine the amortization plan, either the said plan is amended accordingly or an exceptional amortization expense is booked.

The goodwill booked on acquisitions made before January 1, 2000 and financed through capital increases are charged against the additional paid-in capital, in proportion to the part of the total purchase price covered by the capital increase. Regulation 99-07 no longer permits this method to be applied as of January 1, 2000 but does not oblige a retroactive restatement of transactions concluded before this date.

In the event of the full or partial disposal of companies acquired in this way, the corresponding goodwill, which was originally charged against capital, is used to adjust the capital gain or loss on disposal on the consolidated income statement, after deducting any amortization that should have been booked up to the date of disposal if this goodwill had been kept on the assets side of the consolidated balance sheet.

Revaluation reserves

This caption includes differences which arise from:

- the statutory asset revaluations carried out in France in 1977 and 1978,

- restructuring operations and intercompany transfers of assets carried out before December 31, 1991.

On January 1, 1987, Société Générale, following a series of mergers and spin-offs benefiting from preferential taxation treatment under article 210 A of the French Tax Code, reorganized its major shareholdings into four holding companies (Généval, Généfitec, Généfimmo and Généfinance).

At December 31, 2001 securities held by these companies were valued using the methods described below in the "Securities Portfolio" section. Any necessary provisions were first deducted from the related revaluation reserve in the amount of the capital gain realized on the transfer. The net allocation for the year was therefore calculated in relation to the original cost of the securities.

Revaluation reserves resulting from intercompany profits on transfers of fixed assets subject to depreciation are recognized on the income statement in proportion to the additional depreciation booked by the company acquiring the asset.

Similarly, when such assets are sold on to third parties, the corresponding share of the revaluation reserve is credited to income. As a consequence, the profit or loss on disposal is determined by reference to the historical cost of the assets (less depreciation and allowances, which are themselves determined by reference to historical cost).

Reassessment reserves

Intercompany transfers involving most of Société Générale's offices and other premises took place during 1992. These assets, which were previously held by the Parent Company and certain real estate subsidiaries, were transferred to wholly-owned subsidiaries which are included in the tax consolidation.

Capital gains recorded by the contributing companies in their non-consolidated financial statements were eliminated for the determination of consolidated net income. These gains, net of the related deferred taxation, are included in Reassessment reserves in accordance with Directive 91-06 of the French Banking Commission (Commission bancaire).

The reassessment reserve is recorded following the same principles as those described above for revaluation reserves. Société Générale's proprietary real estate assets were written down in line with current market values, and the provisions were first charged against reassessment reserves, reversing the accounting treatment used in 1992. Deferred taxes relating to these residual reserves were adjusted accordingly.

Country risk reserves

Country risk reserves of consolidated companies are harmonized according to the rates defined by the Parent Company at year-end.

Deferred taxes

Deferred taxes resulting from consolidation adjustments are determined separately for each taxable entity, by reference to its own tax position.

Full consolidation of insurance companies

The accounting principles specific to insurance activities have been maintained in the Group's consolidated accounts.

The regulation of the French Accounting Regulation Committee on the consolidation rules applicable to companies governed by the Insurance Code is in force as of January 1, 2001. The principal implication is that the majority of capitalization and equalization reserves recognized in the individual accounts of insurance subsidiaries, amounting to EUR 243 million, have been reclassified under shareholders' equity.

The constituent items of insurance companies that are consolidated by either the full or proportionate method are presented under the same heading on the consolidated balance sheet, off-balance sheet and income statement, with the exception of the following items, which are posted in distinct rows in the consolidated financial statements:

Net investments of insurance companies

The investments of insurance companies include investments held to guarantee unit-linked policies, as well as other investments made to back life insurance policies and other insurance policies. Investments in the form of securities issued by companies consolidated in the Parent Company accounts are eliminated.

Investments held to guarantee unit-linked policies are marked to market; the total value of these securities corresponds to the total insurance liabilities.

Property investments are recorded at their purchase price, less acquisition costs and taxes, and inclusive of the cost of any building or renovation work; buildings are depreciated using the straight-line method over their estimated economic life. A provision for depreciation is booked in the event of a lasting and significant fall in the value of the buildings determined on the basis of five-year appraisals that are updated annually.

Bonds and other fixed-income securities are stated at cost, exclusive of accrued interest and acquisition costs. If the redemption value of the security differs from the purchase price, the difference for each line of securities is amortized to income using an actuarial method over the term to maturity of these securities. A provision for depreciation is booked if there is a risk that the debtors will be unable to repay the principal or honor the interest payments.

Shares and other equity securities are booked at their purchase price, exclusive of costs. A provision for depreciation is booked in the event of a sustained fall in the value of the securities as determined by the last quoted price or on the basis of the value in use for non-listed securities.

Underwriting reserves of insurance companies

Underwriting reserves correspond to the commitments of insurance companies with respect to insured persons and the beneficiaries of policies.

Underwriting reserves for unit-linked policies are valued at the end of the financial year on the basis of the market value of the assets underlying these policies.

Life insurance underwriting reserves principally comprise mathematical reserves, which correspond to the difference between the current value of commitments respectively made by the insurer and insured persons, and reserves for outstanding losses.

The equalization reserves are intended to cope with fluctuations in the loss experience relating to mortality risk for the Group's life insurance operations and the risk of property damage and physical injury for its non-life insurance activities.

Non-life insurance underwriting reserves comprise provisions for unearned premiums (share of premium income relating to following financial years) and for outstanding losses.

Gross margin of insurance businesses

The banking account classification by type of income and expense item is used in place of the insurance companies' classification by destination. The item Gross margin of insurance businesses is made up of the following technical income and expense items, after reclassification by type of other technical income and expense items and elimination of intercompany items: premiums or contributions that are earned, paid or accrued, cost of benefits, net of disposals and retrocessions, including fluctuations in reserves and net income from allocated investments.

Accounting principles and valuation methods

In accordance with accounting principles applicable to French banks, the majority of transactions are recorded using valuation methods which take into account the purpose for which they were made.

In financial intermediation transactions, assets and liabilities are carried at historical cost, and provisions are booked where counterparty risks arise. Revenues and expenses arising from these transactions are recorded over the life of the transaction in accordance with the time period concept. Transactions on financial futures carried out for hedging purposes or to manage the bank's overall interest rate risk are accounted for using the same principles.

Trading transactions are generally marked to market at year-end, except for loans, borrowings and short-term investment securities, which are recorded at their face value (see below). When instruments are traded on illiquid markets, the market value used is reduced for reasons of prudence. Moreover, a provision for risks is booked to cover valuations established on the basis of in-house models (Reserve Policy), which is determined according to the complexity of the model used and the life of the financial instrument.

Amounts due from banks, customer loans, guarantees and endorsements

Amounts due from banks and customer loans are classified according to their initial duration and type into: demand deposits (current accounts and overnight transactions) and time deposits in the case of banks; and commercial loans, overdrafts and other loans in the case of customers. They also include securities purchased from banks and customers under resale agreements and loans secured by notes and securities. Only amounts due and customer loans which meet the following criteria are offset on the balance sheet: those with the same counterparty, due date, currency, and accounting entity, and those for which an agreement exists with the counterparty allowing the Group to combine the accounts and exercise the right of offset.

Interest accrued on these receivables is recorded with these assets as Related receivables.

Guarantees and endorsements booked off-balance sheet represent transactions which have not yet given rise to cash movements, such as irrevocable commitments for the undrawn portion of facilities made available to banks and customers or guarantees given on their behalf.

Where there is a risk that borrowers may not be able to honor a part or all of their liabilities or commitments, a provision for loan losses or for risks is charged against income. In accordance with the recommendations of the French Banking Commission, loans and commitments for which a payment is more than three months overdue (six months in the case of real estate loans) are reclassified as doubtful or contested and a provision is booked to cover the depreciation. Furthermore, interest on doubtful loans is fully provisioned for. Provisions, write-backs of provisions, losses on bad debts and recovery of depreciated debts are recorded under the heading Cost of risk, with the exception of net provisions for interest on doubtful loans, which are recognized with the doubtful loans in Net banking income.

The provisions booked on loans made to the real estate industry (and all real estate assets) are valued on the basis of the type of program involved as follows:

Real estate development and major renovation projects

Provisions are made based on regularly revised estimates of losses on completion, which take into account market prices and the time necessary for constructing and/or selling the property, as observed in the market for new property.

Completed buildings

Completed buildings are valued based on the rental yield, or their market value determined when necessary on the basis of expert appraisals.

Lease financing and similar agreements

This item includes financing leases, lease-purchase agreements, similar agreements under which lessor does not intend to keep the asset at the end of the lease, and operating leases.

Assets subject to financing leases, lease-purchase agreements and similar agreements are carried on the consolidated balance sheet at their financial value, that is, total future lease rentals receivable, less the interest included in these rentals. These amounts are substituted for those determined for tax purposes, and the difference, net of deferred taxes, is included in the consolidated reserves.

Interest accrued included in rentals not yet due is recorded with the underlying assets as related receivables. Provisions are booked for doubtful financing leases and similar agreements in the same manner as amounts due from banks and customer loans.

Securities portfolio

Securities are classified according to:
- their type: public notes (Treasury notes and similar securities), bonds and other debt securities (negotiable debt instruments, interbank certificates), shares and other equity securities;
- the purpose for which they were acquired: trading, short-term or long-term investment.

All securities in each category are accounted for using similar methods, as follows:

Trading securities

Trading securities are securities for which there exists a liquid market and which are acquired with a view to rapid resale

(within a maximum period of six months). They also include securities that are held for a period of over six months in the context of market-making activities or in relation to a hedging or arbitrage transaction. They are valued at market price at year-end. Net unrealized gains or losses, together with net gains or losses on disposals, are recognized on the income statement under Net income from financial transactions.

Short-term investment securities

Short-term investment securities are all those intended to be held for more than six months, except for those classified as long-term investment securities (see below).

Shares and other equity securities

Equity securities are carried on the balance sheet at cost excluding acquisition expenses, or at contribution value. At year-end, cost is compared to realizable value. For listed securities, realizable value is defined as the most recent market price. Unrealized capital gains are not recognized in the accounts but a provision for depreciation of portfolio securities is booked to cover unrealized capital losses, without the said provision being set off against any unrealized capital gains. Income from these securities is recorded in Dividend income.

Bonds and other debt securities

These securities are carried at cost excluding acquisition expenses and, in the case of bonds, excluding interest accrued and not yet due at the date of purchase. The positive or negative difference between cost and redemption value is amortized to income over the life of the securities concerned. Accrued interest receivable on these securities is recorded with the underlying assets as Related receivables. Income from these securities is included in Net interest income from bonds and other debt securities.

At year-end, cost is compared to realizable value or, in the case of listed securities, to their most recent market price. Unrealized capital gains are not recognized in the accounts but a provision for depreciation of portfolio securities is booked to cover unrealized capital losses, after consideration of gains made on any related hedging transactions.

Allocations to and reversals of provisions for losses on short-term investment securities together with gains and losses on sales of these securities are recorded under Gains, losses and provisions on financial transactions on the consolidated income statement.

Long-term investment securities

Long-term investment securities are debt securities held by the Group, which intends to hold them on a long-term basis, in principle until maturity, and where the Group has the necessary means to:

- either permanently hedge its position against a possible depreciation in the securities due to interest rate fluctuations, using interest rate futures.
- or hold the securities on a long-term basis by obtaining funds, including available capital, which are matched and used to finance these securities.

When the interest rate or liquidity matching no longer complies with the regulations set by the French Banking Commission, the securities are reclassified as short-term investment securities.

Long-term investment securities are booked using the same principles as those applied to short-term investment securities, except that no provision is made for unrealized losses, unless there is a strong probability that the securities will be sold in the short term, or unless there is a risk that the issuer will be unable to redeem them.

Allocations to and reversals of provisions for losses on long-term investment securities, together with gains and losses on sales of these securities, are recorded under Gains, losses and provisions on long-term investments on the consolidated income statement.

Shares intended for portfolio activity

This category of securities covers investments made on a regular basis with the sole aim of realizing a capital gain in the medium term and without the intention of making a long-term investment in the development of the issuing company's business, nor of participating actively in its operational management. The profitability of these investments results principally from the capital gains realized on disposal. This activity is carried out on a significant and ongoing basis through ad hoc subsidiaries or structures. This category notably includes shares held in the context of a venture capital activity.

These securities are recognized on the balance sheet at their purchase price, less acquisition costs. At the closing of the financial year, they are valued at their value in use determined on the basis of the issuing company's general development prospects and the remainder of the investment horizon (for listed companies, the average share price over a sufficiently long period of time, taking into account the planned investment horizon in order to attenuate the effect of

temporary sharp price fluctuations, is considered as representative of the value in use). Unrealized capital gains are not recognized in the accounts but a provision for depreciation of portfolio securities is booked to cover unrealized capital losses, without the said provision being set off against any unrealized capital gains. Allocations to and reversals of provisions for depreciation, as well as any capital gains or losses realized on the disposal of these securities, including any profit or loss generated when tendering these securities to public share exchange offers, are booked under Net income from financial transactions.

Investments in non-consolidated subsidiaries and affiliates, and other long-term equity investments

This category of securities covers shares held in non-consolidated subsidiaries and affiliates, when it is deemed useful to the business of the company to hold the said shares in the long term. This notably covers investments that meet the following criteria:

- shares in companies that share directors or senior managers with the holding company, under circumstances where an influence can be exercised over the company in which the shares are held;

- shares in companies that belong to the same group controlled by individuals or legal entities, where the said persons or entities exercise control over the group and ensure that decisions are taken in unison;

- shares representing more than 10% of the voting rights in the capital issued by a credit institution or a company whose business is directly linked to that of the Group.

This category also includes other long-term equity investments, comprising equity investments made by the Group with the aim of developing ongoing professional relations by creating a privileged link with the issuing company but without exercising any influence on the management of companies in which shares are held due to the low proportion of attached voting rights.

Investments in non-consolidated subsidiaries and affiliates, and other long-term equity investments are recorded at their purchase price exclusive of acquisition costs, or in the case of securities subject to a revaluation as described above under Revaluation reserves, at their new value. Dividend income earned on these securities is booked on the income statement under Revenues from variable-income securities.

At closing of the financial year, investments in non-consolidated subsidiaries and affiliates are valued at their value in use, representing the price the company would accept to pay to obtain the said securities if it had to acquire them in view of its investment objective. This value is estimated on the basis of various criteria, such as shareholders' equity, profitability, and the average share price over previous months. Unrealized capital gains are not recognized in the accounts but a provision for depreciation of portfolio securities is booked to cover unrealized capital losses. Allocations to and reversals of provisions for depreciation, as well as any capital gains or losses realized on the disposal of these securities, including any profit or loss generated when tendering such securities to public share exchange offers, are booked under Gains and losses on long-term investments.

Premises, equipment and other fixed assets

Premises, equipment and other fixed assets are carried at their purchase price or, in the case of investments which have been revalued as described above under Revaluation reserves, at the revalued amounts.

In general, depreciation is calculated using the straight-line or diminishing balance method over the estimated useful life of the asset, as follows:

Buildings	20-35 years
Improvements	10 years
Office equipment and furniture	10 years
Other equipment and vehicles	4-5 years
Software purchased	3-5 years

Amounts due to banks, customer deposits

Amounts due to banks and customer deposits are classified according to their initial duration and type into: demand (demand deposits and current accounts) and time deposits and borrowings in the case of banks; and into regulated savings accounts and other deposits in the case of customers. They also include securities sold to banks and customers under repurchase agreements.

Interest accrued on these deposits is recorded with these liabilities as Related payables.

Securitized debt payables

These liabilities are classified by type of security: loan notes, interbank market certificates, negotiable debt instruments, bonds and other debt securities; but exclude subordinated notes which are classified under Long-term subordinated debt.

Interest accrued is recorded with the underlying liabilities as Related payables. Bond issuance and redemption premiums are amortized using the straight-line or actuarial method over the life of the related borrowings. The resulting expense is recorded in Net income on bond borrowings and other debt securities.

Bond issuance costs are deferred and amortized on a straight-line basis over the life of the bonds. The corresponding amortization expense is booked on the income statement under Net interest income on bond borrowings and other debt securities.

Long-term subordinated debt

This item includes all dated or undated borrowings, whether or not in the form of securitized debt, which in the case of liquidation of the borrowing company may only be redeemed after all other creditors have been paid.

Interest accrued and payable in respect of long-term subordinated debt, if any, is shown with the underlying liabilities as Related payables.

Provisions for general risks and commitments

These provisions include:

- Provisions for country risks which are made on an overall basis based on estimates by Société Générale of its risk for each country or for each debtor in these countries at the balance sheet date, using criteria such as estimates of the country's economic, financial, social and political situation, or the discount rate on the secondary market.

- Provisions for commitments, contingencies and disputes.

Provision was made at December 31, 1999 for the costs relating to the second stage of the introduction of the euro in 2002 and was readjusted on December 31, 2000 and December 31, 2001. In accordance with the recommendation made by the French National Accounting Standards Board, this charge relates to additional expenses to be incurred as a result of this change over the period 2001 through 2002.

Regulation 99-06 of the French Banking Regulation Committee defines the funds necessary for the deposit guarantee fund. These resources comprise certificates of association acquired by each entity, together with annual subscription fees. Regulation 99-08 of the same Committee set the total amount of these subscription fees, which will be payable over the period 1999 through 2002. Half of the said fees may be paid in the form of guarantee deposits. Certificates of association and guarantee deposits are booked on the balance sheet under Other debts. The annual fees are recorded under exceptional items, and a provision has been booked for all fees to be paid by Group companies over the 2000-2002 period.

Fund for general banking risks

In accordance with regulations 90-02 and 92-05 of the French Banking Regulation Committee, a fund for general banking risks was set up in 1993 via a transfer from the general reserve for country risks, net of related deferred taxes. An additional allocation was made to this fund in 1996. Related deferred taxes are adjusted each year, depending on the taxation of amounts included in this fund.

Preferred securities

In the second half of 1997, Société Générale issued USD 800 million in preferred securities through a wholly-owned US subsidiary. These non-voting securities are entitled to a fixed non-cumulative dividend equal to 7.64% of nominal value. This dividend is payable semi-annually by decision of the subsidiary's Board of Directors.

In the first half of 2000, Société Générale issued EUR 500 million in preferred securities through a wholly-owned US subsidiary. These securities are entitled to a fixed non-cumulative dividend equal to 7.875% of nominal value payable annually, with a step-up clause that comes into effect after 10 years.

In the fourth quarter of 2001, Société Générale issued USD 425 million in preferred securities through a wholly-owned US subsidiary. These securities are entitled to a non-cumulative dividend payable quarterly (USD 335 million paying a fixed rate of 6.302% and USD 90 million paying a variable rate of Libor + 0.92%), with a step-up clause that comes into effect after 10 years. Dividend income is charged to the item Dividends paid on preferred securities.

Preferred securities are included in tier-one capital for the purpose of determining Société Générale's prudential ratios.

Treasury stock

In accordance with the provisions of Recommendation No. 00-05 of the French National Accounting Standards Board relating to the recognition in the accounts of treasury stock held by companies governed by the French Banking and Finance Regulation Committee, Société Générale shares acquired by the Group with a view to allocating the same to employees are

booked as short-term investment securities (treasury stock) on the assets side of the balance sheet.

Société Générale shares held with a view to underpinning the share price or as part of arbitrage transactions on the CAC 40 index are booked under trading securities.

Other Société Générale shares, and in particular those held by certain Group companies for purposes of control or cancellation, are deducted from capital and reserves for the determination of shareholders' equity.

Transactions denominated in foreign currencies

Gains and losses arising from ordinary activities in foreign currencies are booked on the income statement. In accordance with Regulation 89-01 of the French Banking Regulation Committee, outright forward foreign exchange transactions and those used to hedge other forward foreign exchange transactions are valued on the basis of the forward foreign exchange rate of the currency involved for the remaining maturity. Spot and other forward foreign exchange positions are revalued on a monthly basis using official month-end spot rates. Unrealized gains and losses are recognized on the income statement. Premiums and discounts resulting from hedged forward foreign exchange transactions, as defined by article 9 of the abovementioned regulation, are amortized to income on a straight-line basis over the remaining term to maturity of these transactions.

Forward financial instruments

Forward financial instruments relating to interest rates, foreign exchange or equities are used for trading and hedging purposes and are accounted for in compliance with Regulations 88-02 and 92-04 of the French Banking Regulation Committee and Directive 88-01 of the French Banking Commission. Nominal commitments on forward financial instruments are posted as one off-balance sheet item. The nominal contract value represents the volume of outstanding transactions and does not represent the potential for gain or loss associated with the market or counterparty risk on such transactions.

Accounting income or expense on these instruments depends on the purpose for which the transaction was concluded, as follows:

Hedging transactions

Revenues and expenses on forward financial instruments used as a hedge, and assigned from the beginning to an identifiable item or group of similar items, are recognized in the income statement in the same manner as revenues and expenses on the hedged item. Revenues and expenses on interest rate instruments are booked as net interest income in the same interest income or expense account as the items hedged. Revenues and expenses on other instruments such as equity securities, stock market indexes or foreign exchange are booked as net income from financial transactions in the account Net income from financial transactions and forward financial instruments.

Revenues and expenses on forward financial instruments used to hedge or manage an overall interest rate risk are recognized in the income statement over the life of the instrument as net income from financial transactions in the account Net income from forward financial instruments .

Trading transactions

Trading transactions include instruments traded on organized or similar markets and other instruments, such as credit derivatives and composite option products, which are included in the trading portfolio although they are traded over-the-counter on less liquid markets, and also some issued debts which include a forward financial instrument part since this classification is more adequate regarding the related risks and results. Trading transactions are marked to market at year-end; in the absence of a liquid market, this value is generally determined on the basis of in-house models. Where necessary, these valuations are adjusted for reasons of prudence by applying a discount (Reserve Policy). This discount is determined on the basis of the instruments concerned and the associated risks, and takes into account:

- a prudential valuation of all the instruments, regardless of the liquidity of the corresponding market,
- a reserve calculated according to the size of the position and intended to cover the risk that the Group will be unable to liquidate the investment in one go due to the size of the holding,
- an adjustment for the reduced liquidity of instruments and modeling risks in the case of complex products, as well as transactions on less liquid markets (less liquid since they have developed recently or are more specialized).

Furthermore, for over-the-counter transactions on forward interest rate instruments, the market value recognizes counterparty risks and the discounted value of future management costs.

The corresponding gains or losses are directly booked as

income for the period, regardless of whether they are realized or unrealized. They are recognized on the income statement as Net income from financial transactions.

Gains or losses corresponding to contracts concluded within the scope of cash management activities managed by the trading room, in order to benefit from any interest rate fluctuations, are recorded when liquidated or over the life of the contract, depending on the type of instrument. Unrealized losses are provided for at year-end and the corresponding amount is booked under Net income from financial transactions.

Personnel expenses

This item includes all expenses related to personnel, notably the cost of the legal employee profit sharing and incentive plans for the financial year as well as the cost of internal restructuring operations.

A provision is booked to cover stock options or shares allocated to unlisted subsidiaries employees at year-end, for an amount determined on the basis of the value of the underlying securities.

Cost of risk

The item Net cost of risk is limited to net allocation to provisions for counterparty risks, country risks and disputes. Net provisions for risks and commitments are classified by type of risk in the corresponding accounts on the income statement.

Gains and losses on long-term investments

The item Gains and losses on long-term investments covers capital gains or losses realized on disposals, as well as the net allocation to provisions for investments in non-consolidated subsidiaries and affiliates, other long-term equity investments, long-term investment securities, and offices and other premises. Income from real-estate holdings excluding offices (essentially assets held in the Group's real estate portfolio) is booked under Net banking income.

Income tax

Current taxes

In France, the normal corporate income tax rate is 33.3%. However, long-term capital gains on equity investments are taxed at 19%. Moreover, French companies are subject to a surcharge introduced in 1995 equal to 6% of the tax due before allocation of tax credits, and to a Contribution sociale de solidarité (national contribution payment based on pre-tax earnings) introduced in 2000 equal to 3.3% (after a deduction from basic taxable income of EUR 0.76 million). Dividends from companies in which Société Générale's interest is at least 5% are tax exempt.

Tax credits arising in respect of interest from loans and income from securities are recorded in the relevant interest account to the extent that they have effectively been applied in settlement of income taxes for the year. The related tax charge is included under Income tax on the consolidated income statement.

Deferred taxes

Deferred taxes are booked when there is a timing difference between the restated book value and the tax value of balance sheet items. They are calculated using the liability method of tax allocation. Deferred taxes recorded in earlier years are adjusted for subsequent changes in the tax rate. The effect of such changes is included when determining the deferred tax expense for the period. Deferred taxes have been adjusted to reflect the 1995 and 2000 tax surcharges applicable to French companies. In the case of the temporary surcharge, the adjustment took into account the timetable for phasing out the surcharge laid down in the 2000 French budget:

Period	2001	2002 and after
Normal rate	36.43%	35.43%
Reduced rate	20.77%	20.20%

Deferred taxes are determined by each tax entity within the Group and are not discounted when the corresponding effect is not significant or when a precise timetable has not been drawn up.

Deferred tax assets are recorded depending on the tax situation of each concerned entity and their ability to recover those assets.

Extraordinary items

This caption includes income earned and expenses incurred by the Group that are considered to be exceptional in view of either the amount involved or the manner in which they were generated. In most cases, the said income or expenses are produced by events that fall outside the Group's activity.

Pension and retirement costs

- In 1993, Société Générale and its French banking subsidiaries, together with the rest of the French banking industry, joined the national unfunded multi-employer retirement plans Agirc and Arrco. As a result, these companies' pension schemes have been closed and they are only liable for benefits in relation to employees who have already retired and payments relating to the past services of current employees. The actuarial present value of residual liabilities under these plans has been estimated, based on information currently available. The assets of the retirement plans and the provisions made are sufficient to cover the present value of liabilities.
- In addition, several Group companies pay retirement benefits based on the number of years of service to retiring employees, as well as long-service awards and supplementary pensions. The actuarial present value of Société Générale's liabilities under these plans amounted to EUR 1,012 million at December 31, 2001, which is provided for in full.

Note 2

Scope of consolidation

As at December 31, 2001, the consolidation scope of the Société Générale Group comprised 628 companies:

- 534 fully consolidated companies,
- 41 proportionately consolidated companies,
- 53 companies accounted for by the equity method.

Under the terms of Regulation 99-07 of the French Accounting Regulation Committee (Comité de la Réglementation Comptable), none of the ad hoc entities set up as part of Société Générale's securitisation activities is controlled by the Group.

Any commitments granted to these entities, notably in the form of credit lines or letters of guarantee, are recognized in the accounts and valued in accordance with the generally accepted accounting principles applicable to these instruments.

Lyxor Master Fund, the investment fund wholly owned by the Société Générale Group at December 31, 2001, was not consolidated since the classification and valuation of the units in the fund booked as trading securities on the assets side of the consolidated balance sheet correspond to the classification and valuation that would have been applied to the fund's assets.

The majority of these assets are made up of variable income securities representing a total amount of EUR 3,483 million at December 31, 2001. The accounting treatment used has no impact on the Group's results and regulatory ratios.

The main changes made to the consolidation scope at December 31, 2001 compared with the scope at December 31, 2000 are as follows:

- During the first half of 2001:

- The Group acquired from Deutsche Bank the European specialized activities in finance, vehicle leasing and long-term rentals (GEFA and ALD).
- Société Générale took control of the SKB Banka Group (Slovenia) by means of a friendly takeover bid.
- As part of the Sophia deal, the Group transferred 30% of its stake in Sogéprom to Sophia and 10% to AGF.

- During the second half of 2001:

- The Group acquired a 52.33% stake in Trust Company of the West (TCW), an American fund manager.

This acquisition is subject to a price revision clause that is tied to the company's performances in 2001 and 2002. Any adjustments to the price are made in Société Générale shares deposited in an escrow account. In this respect, the expected price revision was integrated into the consolidated accounts at December 31, 2001.

Furthermore, the agreements provide for deferred put and call options relating to 19% of TCW's capital, broken down into four equal tranches of 4.75% over four years. The strike price of these options depends on the company's future performances.

Lastly, the balance of the shares held by employees are subject to deferred call and put options, exercisable from 2008, at strike prices depending on subsequent performances.

- The Group acquired a 52.46% stake in La Marocaine Vie, a Moroccan life insurance company.
- Société Générale signed an agreement with the Czech government under which it now owns 60% of the capital of Komercni Banka.
- The Group acquired a 94.51% stake in Banque de Maertelaere, a private banking institution in Belgium, via its subsidiary Sogéparticipation Belgique.
- Société Générale bought 50% of the capital of Fiditalia from Unicredito Italiano, thereby acquiring whole ownership of the Italian company. Fiditalia, which was previously accounted for by the equity method, is now fully consolidated in the Group's accounts.
- Coprim, in which the Group raised its holding to 94.79% of the capital, is now fully consolidated.
- Société Générale acquired the 30% of the SGAM Group's capital that it did not already own.

Note 3

Due from banks

(in millions of euros at December 31)	2001	2000	1999
Deposits and loans			
On demand deposit			
Current accounts	8,579	10,877	4,730
Overnight deposits and loans	301	367	661
Loans secured by notes-overnight	–	–	5
Term			
Term deposits and loans [1]	12,881	12,232	10,788
Subordinated and participating loans	418	374	276
Loans secured by notes and securities	227	131	50
Receivables	250	419	444
Gross amount	**22,656**	**24,400**	**16,954**
Allowances for possible losses	(118)	(114)	(298)
Net amount	**22,538**	**24,286**	**16,656**
Securities purchased under resale agreements	41,010	29,888	38,353
Total	**63,548**	**54,174**	**55,009**

(1) Including doubtful loans: EUR 149 million at December 31, 2001 versus EUR 143 million at December 31, 2000 and EUR 337 million at December 31, 1999.

Note 4

Customer loans (Assets)

(in millions of euros at December 31)	2001	2000	1999
Trade notes	6,771	3,878	3,707
Other loans [1][2] :			
Short-term loans	42,763	48,380	40,596
Export loans	4,948	5,235	4,796
Equipment loans	25,502	19,161	18,006
Mortgage loans	32,182	29,732	27,753
Other loans	31,521	22,347	20,627
Sub-total	**136,916**	**124,855**	**111,778**
Overdrafts	11,358	12,399	10,841
Related receivables	852	971	829
Gross amount	**155,897**	**142,103**	**127,155**
Allowances for possible losses	(6,667)	(5,739)	(5,437)
Net amount	**149,230**	**136,364**	**121,718**
Loans secured by notes and securities	168	445	276
Securities purchased under resale agreements	32,875	26,310	21,504
Total	**182,273**	**163,119**	**143,498**

(1) Other loans by customer type:			
Non-financial customers			
– Corporates	71,832	63,414	60,466
– Individual customers	41,668	34,933	33,097
– Local authorities	5,201	4,528	4,369
– Self-employed professionals	6,135	4,937	4,354
– Governments and central administrations	1,977	7,023	1,543
– Other	2,715	5,729	4,485
Financial customers	7,388	4,291	3,464
Total	**136,916**	**124,855**	**111,778**

(2) Including doubtful loans at December 31,2001 for EUR 9,011 million versus December 31, 2000 for EUR 7,211 million and EUR 7,019 million at December 31,1999.

The acquisitions made in 2001 had an impact of EUR 12,295 million on loans.

Note 5

Lease financing and similar agreements

(in millions of euros at December 31)	2001	2000	1999
Real estate lease financing agreements	5,222	4,532	4,058
Equipment lease financing agreements	6,531	4,231	3,795
Lease-purchase and similar agreements	6,131	3,131	2,915
Related receivables	704	470	443
Gross amount [1]	**18,588**	**12,364**	**11,211**
Allowances for possible losses	(274)	(211)	(152)
Net amount	**18,314**	**12,153**	**11,059**

(1) Including doubtful loans at December 31, 2001 for EUR 311 million versus December 31, 2000 for EUR 207 million and EUR 151 million at December 31, 1999.

The acquisition on Specialized activities in finance (Gefa and Ald Group) have an impact of EUR 5,232 million on lease financing and similar agreements gross amount.

Note 6

Treasury notes, bonds and other debt securities, shares and other equity securities

(in millions of euros at December 31)	2001				2000				1999
	Treasury notes and similar securities	Shares and other equity securities	Bonds and other debt securities	Total	Treasury notes and similar securities	Shares and other equity securities	Bonds and other debt securities	Total	Total
Trading securities [1]	24,019	33,270	23,364	80,653	16,801	38,284	23,702	78,787	77,658
Short-term investment securities:									
Gross book value	3,921	4,539	12,096	20,556	4,337	3,876	11,172	19,385	21,534
Allowances	(27)	(226)	(207)	(460)	(31)	(173)	(85)	(289)	(243)
Net book value	3,894	4,313 [2]	11,889	20,096	4,306	3,703	11,087	19,096	21,291
Long-term investment securities:									
Gross book value	10,477	–	16,594	27,071	6,315	–	16,253	22,568	30,448
Allowances	–	–	(1)	(1)	–	–	(6)	(6)	(20)
Net book value	10,477	–	16,593	27,070	6,315	–	16,247	22,562	30,428
Related receivables	258	5	515	778	235	7	532	774	892
Total	**38,648**	**37,588**	**52,361**	**128,597**	**27,657**	**41,994**	**51,568**	**121,219**	**130,269**

(1) At December 31, 2001, this item included EUR 3,483 million of units in the Lyxor Master Funds fund (see note 2), which essentially comprised shares and were marked to market.
(2) Including treasury stock held for allocation to employees: EUR 167.9 million (versus EUR 168.4 milion at December 31, 2000 and EUR 193.6 million at December 31,1999).

	2001	2000
Number of shares	3,482,800	3,491,200
Nominal value per share (in euros)	1.25	1.25
Market value per share (in euros)	62.85	66.20
Book value per share (in euros)	48.21	48.22

Continued on next page

Note 6 (continued from previous page)

Additional information on securities

(in millions of euros at December 31)	2001	[illegible]	[illegible]
Estimated market value of short-term investment securities:			
Unrealized capital gains*	92	215	168
Estimated value of long-term investment securities	137	28	(243)
Premiums and discounts relating to short-term and long-term investment securities	70	(58)	(204)
Securities which changed category within the year:			
Trading securities reclassified as short-term investment securities	6	109	842
Securities reclassified as long-term investment securities	266	–	13
Long-term investment securities reclassified as short-term investment securities	46	2,656 (1)	3,369
Long-term investment securities sold before maturity	31	3,862 (1)	4,088
Investment in mutual funds:			
French mutual funds	2,308	2,993	1,523
Foreign mutual funds	587	1,348	1,799
Of which mutual funds which reinvest all their income	80	118	371
Listed securities	109,590	97,573	104,621
Subordinated securities	263	275	173
Securities lent	3,848	6,156	13,092

* Not including unrealized gains or losses on forward financial instruments, if any, used to hedge short-term investment securities.

(1) As part of its long-term investment management policy, the Group decided to transfer certain categories of securities from its long-term investment securities portfolio to its short-term investment securities portfolio. This reclassification led the Group on June 30, 2000 to book a provision in the amount of EUR 79 million for the US Mortgage Backed Securities (MBS) portfolio, charged against net banking income, and a provision of EUR 45 million on the Mexican Brady bonds portfolio, charged against gains and losses from long-term investments.
Furthermore, in 2000 the Group realized capital losses of EUR 42 million on the Brady bonds and capital gains amounting to EUR 45 million on GICs (Guaranteed Investment Contracts) that were sold before maturity.

Note 7

Investments of insurance companies

(in millions of euros at December 31)	2001	[illegible]	[illegible]
Real estate investments	170	125	84
Bonds and assimilated	17 ,887	15,956	16,256
Investment held to guarantee united-linked policies	15,294	15,168	10,734
Other investments	1,002	414	527
Equities and assimilated insurance	1,008	955	723
Total	**35,361**	**32,618**	**28,324**

Note 8

Affiliates and other long term securities

(in millions of euros at December 31)	2001
Principal companies (1)	
0 to 5 %	**4,597**
Accor, Alcatel, Alstom, Altadis, Arbed, SCH, Carrefour, Commercial Union, Crédit Lyonnais, Danone, Dexia, Havas Advertising, Michelin B, ONA, Peugeot SA, Schneider Electric, Suez Lyonnaise, TF1, TotalFinaElf, Vinci, Vivendi Environnement, Vivendi Universal	
5 to 10 %	**478**
SFL, Universal Home Video, Cologne Re Managers	
10 to 20 %	**301**
Crédit Logement, Sopra, SCI Secovalde, Sommer SA	
Sub-total	**5,376**
Other companies	**1,664**
Gross book value (2)	**7,040**
Allowances for possible losses	(572)
Advances to non-consolidated companies	11
Net book value (3)	**6,479**

(1) Investments with book value over EUR 30 million.
(2) Movements over the 2001 fiscal years: EUR 436.3 million, of which: acquisitions = EUR 1,537.9 million, disposals = EUR 1,194.5 million, changes in consolidation scope and other movements = EUR 92.9 million.
(3) Of which concerning listed companies: net book value = EUR 4,958 million; market value = EUR 5,446 million.

Note 9

Tangible and intangible fixed assets

(in millions of euros)	Gross book value Dec. 31, 2000	Acquisitions	Disposals	Changes in consolidation scope and other movements	Gross book value Dec. 31, 2001	Accumulated depreciation and amortization Dec. 31, 2001	Net book value Dec. 31, 2001
Operating assets							
Intangible assets							
Start-up costs	35	5	–	2	42	(27)	15
Software, EDP development costs	728	122	(5)	174	1,019	(676)	343
Other	267	193	(3)	(14)	443	(51)	392
Sub-total	**1,030**	**320**	**(8)**	**162**	**1,504**	**(754)**	**750**
Tangible assets							
Land and buildings	2,369	7	(32)	459	2,803	(703)	2,100
Other	2,704	464	(147)	455	3,476	(2,182)	1,294
Sub-total	**5,073**	**471**	**(179)**	**914**	**6,279**	**(2,885)**	**3,394**
Non-operating assets (1)							
Tangible assets							
Land and buildings	408	7	(92)	193	516	(110)	406
Other	18	6	(1)	8	31	(15)	16
Sub-total	**426**	**13**	**(93)**	**201**	**547**	**(125)**	**422**
Total	**6,529**	**804**	**(280)**	**1,277** (2)	**8,330**	**(3,764)**	**4,566**

(1) Not including the real estate assets portfolio held by specialized financing companies.
(2) The acquisitions made in 2001 had an impact of EUR 1,096 million on the Group's gross fixed assets (including Komercni Banka: EUR 746 million, GEFA/ALD: EUR 157 million and SKB Banka: EUR 125 million).

Note 10

*Goodwill**

(in millions of euros at December 31)	2001			[illegible]			[illegible]
	Gross book value	Accumulated amortization	Net book value	[illegible]	[illegible]	[illegible]	[illegible]
Goodwill							
Retail banking	**1,552**	**(102)**	**1,450**	**204**	**(71)**	**133**	**136**
French Retail Banking network	114	(52)	62	92	(47)	45	43
Retail Banking network outside France [1]	1,121	(34)	1,087	112	(24)	88	93
Specialized subsidiaries and other [2]	317	(16)	301	–	–	–	–
Corporate and investment banking	**277**	**(149)**	**128**	**268**	**(119)**	**149**	**205**
Corporate Banking	61	(34)	27	66	(33)	33	44
Investment Banking	216	(115)	101	202	(86)	116	161
Asset management and private banking	**940**	**(57)**	**883**	**138**	**(22)**	**116**	**110**
Asset Management [3]	768	(27)	741	18	(2)	16	7
Private Banking [4]	172	(30)	142	120	(20)	100	103
Corporate center	**5**	**(4)**	**1**	**5**	**(3)**	**2**	**1**
Sub-total	**2,774**	**(312)**	**2,462**	**615**	**(215)**	**400**	**452**
Negative goodwill							
Retail banking							
Retail Banking network outside France	(15)	15	–	(15)	7	(8)	–
Corporate and investment banking							
Corporate banking	(63)	56	(7)	(62)	34	(28)	(49)
Sub-total	**(78)**	**71**	**(7)**	**(77)**	**41**	**(36)**	**(49)**
Net total	**2,696**	**(241)**	**2,455**	**538**	**(174)**	**364**	**403**

* Current and exceptional amortizations expenses are assigned to the Corporate Center.

(1) The change in 2001 is essentially due to the acquisition of a 60% stake in Komercni Banka (Czech Republic) and 97.82% of SKB Banka (Slovenia).
(2) During the first half of 2001, the Group acquired the European business finance, vehicle leasing and fleet management activities of Deutsche Bank (GEFA and ALD).
(3) This change is essentially due to the takeover of TCW.
(4) In the fourth quarter of 2001, the Group acquired a 94,5% stake in Banque de Maertelaere in Belgium.

Note 11

Accruals, other accounts receivable and other assets

(in millions of euros at December 31)	2001	[illegible]	[illegible]
Other assets			
Miscellaneous receivables	11,285	7,220	11,217
Premiums on options purchased	25,804	30,349	20,866
Settlement accounts on securities transactions	5,109	2,334	4,640
Other assets	786	485	1,320
Other insurance assets	190	134	116
Sub-total	**43,174**	**40,522**	**38,159**
Accruals and similar			
Prepaid expenses	517	379	303
Accrued income [1]	4,507	3,016	2,591
Other	15,241	14,296	11,113
Sub-total	**20,265**	**17,691**	**14,007**
Gross amount	**63,439**	**58,213**	**52,166**
Allowances for possible losses	(220)	(188)	(134)
Net amount	**63,219**	**58,025**	**52,032**

(1) This item includes the guarantee valued at EUR 428 million granted by the Czech government to cover non-performing loans (see note 1 - accounting treatment of acquisitions and goodwill).

Note 12

Due to banks

(in millions of euros at December 31)	2001	2000	1999
On demand deposits			
Sight deposits and current accounts	22,139	15,700	13,592
Borrowings secured by notes - overnight	61	200	290
Sub-total	**22,200**	**15,900**	**13,882**
Term deposits			
Term deposits and borrowings	40,593	40,913	42,083
Borrowings secured by notes and securities	303	1,421	841
Sub-total	**40,896**	**42,334**	**42,924**
Related payables	481	846	607
Securities sold under repurchase agreements	21,547	24,289	30,191
Total	**85,124**	**83,369**	**87,604**

Note 13

Customer deposits (Liabilities)

(in millions of euros at December 31)	2001	2000	1999
Regulated savings accounts			
Sight	16,250	15,053	15,354
Term	22,200	21,971	23,010
Sub-total	**38,450**	**37,024**	**38,364**
Other sight deposits			
Corporate customers and sole proprietors	24,291	20,616	17,248
Individual customers	20,894	17,669	16,093
Financial institutions	5,908	6,525	4,665
Other	3,692	2,867	2,411
Sub-total	**54,785**	**47,677**	**40,417**
Other term deposits			
Corporate customers and sole proprietors	20,283	16,896	15,820
Individual customers	12,687	9,322	7,082
Financial institutions	16,977	3,828	3,554
Other	6,478	8,063	10,291
Sub-total	**56,425**	**38,109**	**36,747**
Related payables	875	918	841
Total customer deposits	**150,535**	**123,728**	**116,369**
Borrowings secured by notes and securities	2,915	2,343	1,076
Securities sold to customers under repurchase agreements	46,866	38,646	39,337
Total	**200,316**	**164,717**	**156,782**

The acquisitions made in 2001 accounted for EUR 10,620 million of the increase in customer deposits.

Note 14

Liabilities in the form of securities issued

(in millions of euros at December 31)	2001	[illegible]	[illegible]
Term savings certificates	865	566	1,032
Bond borrowings	7,333	6,082*	5,455*
Related payables	215	235	299
Sub-total	**8,413**	**6,883**	**6,786**
Interbank certificates and negotiable debt instruments	53,706	43,006*	39,149*
Related payables	855	590	487
Total	**62,974**	**50,479**	**46,422**

* Issued Euro Medium-Term Notes (EMTNs), which were previously booked as bond debt, were reclassified as negotiable debt instruments.

Note 15

Technical provision of insurance companies

(in millions of euros at December 31)	2001	[illegible]	[illegible]
Technical unit-linked policy provisions	15,317	15,206	10,946
Technical life insurance provisions (1)	18,726	16,772	16,865
Technical non-life insurance provisions	91	37	31
Equalization reserves (1)	–	7	5
Total	**34,134**	**32,022**	**27,847**

(1) In accordance with the new consolidation accounting principles applicable to insurance companies, the capitalization reserve and equalization reserves booked by the group are now assimilated to shareholders' equity.

Note 16

Accruals, other accounts payable and other liabilities

(in millions of euros at December 31)	2001	2000	1999
Transactions on securities			
Amounts payable for borrowed securities	6,325	8,138	11,480
Other amounts due for securities	28,870	22,540	28,845
Sub-total	**35,195**	**30,678**	**40,325**
Other liabilities			
Miscellaneous payables	10,239	11,691	8,776
Premiums on sold options	24,916	30,615	22,907
Settlement accounts on securities transactions	7,683	2,787	5,278
Other securities transactions	60	67	47
Related payables	227	363	184
Other insurance liabilities	58	39	34
Sub-total	**43,183**	**45,562**	**37,226**
Accruals and similar			
Accrued expenses	4,226	5,111	4,565
Deferred taxes	324	456	680
Deferred income	1,533	752	995
Other	10,819	10,882	7,666
Sub-total	**16,902**	**17,201**	**13,906**
Total	**95,280**	**93,441**	**91,457**

Breakdown of deferred taxes by categories

(in millions of euros at December 31, 2001)	Deferred income tax assets	Deferred income tax liabilities
Timing differences related to:		
Inner reserve arising from lease financing transactions	11	462
Results of partnerships	2	220
Reassessment reserves *(Note 1)*	–	41
Others (principally relating to other reserves)	1,197	811
Total	**1,210**	**1,534**

Note 17

Allowances and provisions

(in millions of euros at December 31)	2001	[illegible]	1999
Allowances for possible losses recorded as a deduction from assets:			
Banks	118	114	298
Customer loans	6,667	5,739	5,437
Lease financing agreements	274	211	152
Other	249	193	153
Sub-total	**7,308**	**6,257**	**6,040**
Allowances for general risks and commitments recorded as a liability:			
Prudential general reserve - country risks *(Note 1)*	599	600	570
Prudential provision for risks in Asia	–	83	100
Commitments made to banks	4	4	–
Commitments made to customers	308	225	278
Other	1,485	1,408	1,247
Sub-total	**2,396**	**2,320**	**2,195**
Total provisions (excluding securities) (1)	**9,704**	**8,577**	**8,235**
Allowances on securities	1,032	607	514
Allowances investments of insurance companies	4	1	1
Total provisions (2)	**10,740**	**9,185**	**8,750**

(1) The change in risk reserves breaks down as follows:

(in millions of euros at December 31)	Dec. 31, 2000	[illegible] allocations	[illegible]	[illegible]	[illegible]	Dec. 31, 2001
Prudential country risk reserve	**600**	**(10)**		**(9)**	**18**	**599**
Provisions for identified risks:						
Prudential provision on Asia	83	(77)		(6)		0
Provisions for commercial risks and other assets	6,486	1,037	153	(1,054)	998	7,620
Sub-total	**6,569**	**960**	**153**	**(1,060)**	**998**	**7,620**
Provisions for risks and charges (3)	1,408	66	(88)	(275)	374	1,485
Total	**8,577**	**1,016**	**65**	**(1,344)**	**1,390**	**9,704**

As regards the Group's Argentine risk, total provisions booked at December 31, 2001 stood at EUR 335 million, including EUR 161 million of provisions for commercial risks and other assets, and EUR 174 million in the form of general risk reserves. This represents a fair estimate of the Group's Argentine exposure irrespective of whether it keeps open or shuts down its subsidiary in Argentina (see note 33).
The prudential provision booked to cover Asian risk was reversed in full on December 31, 2001. The prudential provisioning of Asian risk is now covered.

(2) An analysis of risk provisioning is given in the Management Report and the principles for allocating provisions are set out in the "Risk management" section of the annual report. Technical provisions on insurance are presented in Note 15.

(3) Analysis of provisions for Risks and Charges:

(in millions of euros at December 31)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	Dec. 31, 2001
Provisions for pensions and other post-retirement benefits	206		(9)	(14)	63	246
Allowances for restructuring costs and litigations expenses	265		(17)	(107)	81	222
Allowances for tax adjustments	253		(68)	(26)	(5)	154
Allowances on forward financial instruments	73		30	(1)	1	103
Other provisions for risks and litigation	611	66	(24)	(127)	234	760
Total	**1,408**	**66**	**(88)**	**(275)**	**374**	**1,485**

* Allowances on unpaid interest income are charged against net banking income and the impact on earnings of provisions for risks and charges is recognized in the income statements balances.

Note 18

Long-term subordinated debt

(in millions of euros at December 31) Currency issue	Outstanding	2002	2003	2004	2005	2006	Beyond 2006	Undated
Subordinated Capital notes								
EUR	5,823	–	334	471	567	274	3,860	317
USD	3,454	238	340	–	404	908	477	1,087
GBP	329	–	–	–	–	–	–	329
Other currencies	356	–	–	–	–	47	54	255
Sub-total	**9,962**	**238**	**674**	**471**	**971**	**1,229**	**4,391**	**1,988**
Dated subordinated debt								
EUR	8	–	–	–	–	–	–	8
USD	273						233	40
Other currencies	32	–	–	–	4	–	–	28
Sub-total	**313**	**–**	**–**	**–**	**4**	**–**	**233**	**76**
Related payables	208	–	–	–	–	–	–	208
Total	**10,483**	**238**	**674**	**471**	**975**	**1,229**	**4,624**	**2,272**

Note 19

Commitments granted

(in millions of euros at December 31)	2001	2000	1999
Loan commitments			
to banks	6,401	5,166	5,162
to customers [(1)]	93,202	93,353	81,523
Total	**99,603**	**98,519**	**86,685**
Guarantee commitments			
on behalf of banks	3,185	7,169	5,720
on behalf of customers [(1)]	32,254	31,113	30,345
Total	**35,439**	**38,282**	**36,065**

(1) As at December 31, 2001, credit lines and guarantee commitments granted to securitization vehicles totaled EUR 31.7 billion and EUR 1.2 billion respectively.

Note 20

Transactions in foreign currencies

(in millions of euros at December 31)	**2001**				2000				1999			
	Assets	Liabilities	Foreign exchange bought, not yet received	Foreign exchange sold, not yet delivered	Assets	Liabilities	Foreign exchange bought, not yet received	Foreign exchange sold, not yet delivered	Assets	Liabilities	Foreign exchange bought, not yet received	Foreign exchange sold, not yet delivered
EUR	283,285	265,761	66,123	85,287	242,314,	231,333	66,904	77,917	228,919	230,418	61,068	62,546
USD	147,794	168,626	163,887	146,032	141,150	147,335	135,741	122,914	132,352	135,551	127,608	125,587
GBP	17,571	16,661	25,394	24,679	15,515	16,368	19,371	17,318	23,043	22,789	17,074	16,566
JPY	21,853	18,323	23,844	26,017	19,446	19,517	16,585	17,338	14,338	12,831	22,109	19,417
Other currencies	41,996	43,128	63,437	62,413	37,456	41,328	50,462	54,012	36,893	33,956	43,854	45,351
Total	**512,499**	**512,499**	**342,685**	**344,428**	**455,881**	**455,881**	**289,063**	**289,499**	**435,545**	**435,545**	**271,713**	**269,467**

Note 21

Forward financial instrument commitments

(in millions of euros at December 31)	Trading transactions	Hedging transactions	2001	[illegible]	[illegible]
Firm transactions					
Transactions on organized markets					
– interest rate futures	405,853	16,184	422,037	328,179	606,547
– foreign exchange futures	1,163	3,036	4,199	2,613	34
– other forward contracts	59,154	580	59,734	81,914	46,933
OTC agreements					
– interest rate swaps	2,634,281	62,098	2,696,379	2,611,064	2,361,507
– currency financing swaps	79,330	8,150	87,480	68,750	53,747
– forward rate agreements (FRA)	321,385	10,378	331,763	262,491	525,542
– other	16,594	953	17,547	18,557	17,162
Options					
– interest rate options	1,021,553	2,644	1,024,197	797,585	820,154
– foreign exchange options	114,146	16,689	130,835	86,057	44,202
– options on stock exchange indices and equities	449,876	1,917	451,793	683,466	405,973
– other	64,492	–	64,492	58,853	20,504
Total	**5,167,827**	**122,629**	**5,290,456**	**4,999,529**	**4,902,305**

Credit risk equivalent (in millions of euros at December 31)

At December 31, 2001, the credit risk equivalent on these transactions determined in accordance with the methods recommended by the Basle Committee for the calculation of the international solvency ratio, stands at:

	2001	[illegible]	[illegible]
– OECD member governments and central banks	443	338	211
– OECD member banks and local authorities	15,949	14,991	13,830
– Customers	8,816	7,653	6,193
– Non-OECD member banks and central banks	305	411	346
Total (including netting agreements)	**25,513**	**23,393**	**20,580**

Bilateral netting agreements reduced the credit risk equivalent by EUR 50,903 million at December 31, 2001 versus EUR 46,719 million at December 31,2000 and EUR 42,421 million at December 31, 1999.

Term to maturity (in millions of euros)

	2001		
	0-1 year	1-5 years	over 5 years
– interest rate swaps	1,337,432	1,106,424	252,523
– currency financing swaps	39,367	32,082	16,031
– interest rate futures	674,308	71,221	8,271
– foreign exchange futures	3,919	46	234
– other firm transactions	51,032	17,796	8,453
– interest rate options	297,421	664,341	62,435
– foreign exchange options	119,055	11,664	116
– other options	404,114	70,043	42,128
Total	**2,926,648**	**1,973,617**	**390,191**

Note 22

Breakdown of assets and liabilities by term to maturity

(in millions of euros at December 31, 2001)	0-3 months	3 months 1 year	1-5 years	over 5 years	Inter companies eliminations	Total
Assets						
Transactions with banks						
Due from banks	148,253	19,497	16,486	13,101	(133,789)	**63,548**
Transactions with customers						
Customer loans	84,291	30,488	58,307	32,490	(23,303)	**182,273**
Lease finance and rental agreements	2,507	3,001	8,889	3,974	(57)	**18,314**
Bonds and other debt securities						
Trading securities	5,286	25,264	2,870	1,319	(11,374)	**23,365**
Short-term investment securities	4,634	9,083	21,165	11,172	(33,774)	**12,280**
Long-term investment securities	417	837	6,136	10,942	(1,616)	**16,716**
Liabilities						
Transactions with banks						
Due to banks	166,742	23,990	20,256	11,330	(137,194)	**85,124**
Transactions with customers						
Customer deposits	165,173	14,701	20,258	17,102	(16,918)	**200,316**
Liabilities in the form of securities issued	32,933	26,983	34,546	15,093	(46,581)	**62,974**

Note 23

Consolidated cash flow statement

(in millions of euros at December 31, 2001)	Uses	Sources of funds
Cash flow		3,237
Dividends paid	951	
Net Cash Flow (a)		**2,286**
Capital increase		277
Treasury stock decrease/increase	815	168
Preferred share increase		482
Subordinated debt decrease/increase	621	1,154
Capital transactions (b)		**645**
(I) – Long-term funds (a) + (b)		**2,931**
Cost of investment in newly consolidated affiliates	3,142	
Purchase/proceeds from sale of affiliates and other long-term investments	1,351	1,857
Purchase/proceeds from sale of fixed assets	804	177
(II) – Net cash inflow/(outflow) from investments	**3,263**	
(I) + (II) – Change in working capital	**332**	
Interbank activities and cash		7,396
Customer loans	8,311	
Customer deposits		23,385
Securities activities	15,518	
Bond debt		580
Forward financial instrument commitments	2,981	
Lease financing activities	1,668	
(III) – Net cash inflow/(outflow) from banking activities		**2,883**
Insurance investments	2,713	
Insurance deposits		2,264
(IV) – Cash inflow/(outflow) from non banking activities	**449**	
(V) – Other	**2,102**	
(III) + (IV) + (V) – Change in cash inflow/(outflow) from operating activities		**332**

The cash flow statement summarizes the cash flows resulting from transactions carried out by the Group that have an impact on its liquidity. Non-cash flows do not figure in this statement, notably those relating to the acquisition of TCW (EUR 834 million), which was paid for in treasury stock, and the capital increase of EUR 183 million in consideration of the transfer of Sogénal, as well as the waiver of accounts receivable (EUR 1,111 million).

The investment of funds is recognized at the cost price.
The funds generated on the disposal of fixed assets are booked at the selling price (including capital gains or losses).

Translation adjustments relating to capital transactions are booked in the account "Other items". In contrast, translation adjustments concerning banking and non-banking activities are recognized in the corresponding accounts.

Note 24

Interest income and expense on transactions with banks

(in millions of euros at December 31)	2001	2000	1999
Transactions with central banks, postal accounts and banks	2,973	2,852	2,255
Premiums and discounts, net	52	(89)	(50)
Total interest income	**3,025**	**2,763**	**2,205**
Transactions with central banks, post office accounts and banks	(4,094)	(4,181)	(3,842)
Total interest expense	**(4,094)**	**(4,181)**	**(3,842)**
Securities purchased under resale agreements and loans secured by notes and securities	2,667	3,314	3,220
Securities sold under repurchase agreements and borrowings secured by notes and securities	(2,916)	(3,830)	(4,230)
Net income on transactions with banks	**(1,318)**	**(1,934)**	**(2,647)**

Note 25

Interest income and expense on transactions with customers

(in millions of euros at December 31)	2001	2000	1999
Trade notes	619	464	298
Other customer loans			
– short-term loans	3,150	3,232	2,723
– export loans	647	607	553
– equipment loans	1,278	1,099	975
– mortgage loans	1,870	1,798	1,738
– other loans	921	1,100	816
Sub-total	**7,866**	**7,836**	**6,805**
Overdrafts	866	1,109	757
Premiums and discounts, net	14	46	61
Total interest income	**9,365**	**9,455**	**7,921**
Regulated savings accounts	(1,311)	(1,342)	(1,387)
Other deposits	(3,374)	(3,302)	(2,333)
Total interest expense	**(4,685)**	**(4,644)**	**(3,720)**
Securities purchased under resale agreements and loans secured by notes and securities	1,561	1,397	937
Securities sold under repurchase agreements and borrowings secured by notes and securities	(3,168)	(2,496)	(1,621)
Net interest income on transactions with customers	**3,073**	**3,712**	**3,517**

Note 26

Net income from lease financing and similar agreements

(in millions of euros at December 31)	2001	[illegible]	[illegible]
Real estate lease financing agreements	336	257	252
Equipment lease financing agreements	329	266	285
Lease-purchase and similar agreements	569	331	256
Total net	**1,234**	**854**	**793**

Note 27

Dividend income

(in millions of euros at December 31)	2001	[illegible]	[illegible]
Dividends from shares and other equity securities	29	120	113
Dividends from affiliates and other long-term securities	182	171	131
Total (1)	**211**	**291**	**244**

(1) Dividends received from trading portfolio have been classified under "Gains from financial operations".

Note 28

Net fee income

(in millions of euros at December 31)	2001	[illegible]	[illegible]
Fee income from:			
Transactions with banks	72	51	41
Transactions with customers	1,194	994	784
Securities transactions	2,370	2,454	1,463
Primary market operations	270	278	556
Foreign exchange transactions and forward financial instruments	369	331	295
Loan and guarantee commitments	410	348	341
Services and other	1,280	1,314	1,334
Sub-total	**5,965**	**5,770**	**4,814**
Fee expense on:			
Transactions with banks	(132)	(108)	(69)
Securities transactions	(216)	(256)	(354)
Foreign exchange transactions and forward financial instruments	(360)	(244)	(270)
Loan and guarantee commitments	(88)	(63)	(55)
Other	(253)	(199)	(174)
Sub-total	**(1,049)**	**(870)**	**(922)**
Total net (1)	**4,916**	**4,900**	**3,892**

(1) *Net fee income is broken down per type of service, as follows:*

– banking services and consulting	*1,964*	*1,774*	*1,587*
– guarantee commitments	*323*	*284*	*282*
– issuance	*270*	*279*	*182*
– asset management and life insurance	*1,545*	*1,283*	*967*
– brokerage and other	*814*	*1,280*	*874*

Note 29

Net income from financial transactions

(in millions of euros at December 31)	2001	2000	1999
Net income from operations on trading securities	(1,881)	(630)	46
Net income from forward financial instruments	5,114	4,450	3,852
Net income from foreign exchange transactions	(28)	321	(1,057)
Sub-total (1)	**3,205**	**4,141**	**2,841**
Net income on short-term investment securities:			
Gains on sale	187	211	189
Losses on sale	(174)	(185)	(55)
Net (increase) decrease in allowances	84	(61)	(115)
Sub-total	**97**	**(35)**	**19**
Net income on shares intended for portfolio activity:			
Gains on shares intended for portfolio activity	63	131	8
Net (increase) decrease in allowances	(107)	(14)	11
Sub-total	**(44)**	**117**	**19**
Total net	**3,258**	**4,223**	**2,879**

(1) As transactions are recognized on the basis of the type of instrument and not on the basis of the purpose for which they are used, the income generated by the same must be assessed as a whole. It should be noted that this income does not include the refinancing cost of financial transactions.
However, it does include the sales margin generated on structured products integrating forward financial instruments or on the distribution of complex products.

Note 30

Gross margin of insurance businesses

(in millions of euros at December 31)	2001	2000	1999
Earned premiums	4,804	5,388	3,499
Cost of benefits (including change in reserves)	(4,474)	(5,252)	(3,426)
Net income from investments	135	210	212
Other technical income and expenses	(245)	(230)	(183)
Reclassification of operating expenses	(84)	(71)	(23)
Total	**136**	**45**	**79**

The gross margin of insurance businesses corresponds to the income generated on life and non-life insurance policies. In particular, it does not include front-end loads, management fees charged on the policy outstanding, commissions paid to the distribution networks, and financial income realized on capital investments, which are broken down in the other items making up net banking income.

The contribution of insurance companies to consolidated net banking income is as follows :

(in millions of euros at December 31)	2001	2000	1999
Contribution to NBI before elimination of intercompany transactions	358	274	220
Elimination of intercompany transactions*	140	94	118
Contribution to NBI after elimination of intercompany transactions	498	368	338

* This essentially concerns the elimination of commissions paid by the insurance companies to the distribution networks and the elimination of financial income on investments made in other Group companies.

Note 31

Net income from other activities

(in millions of euros at December 31)	2001	2000	1999
Net income on real estate development	29	27	22
Net income on real estate investments (1)	107	95	130
Net income from other activities	10	27	16
Total	**146**	**149**	**168**

(1) Net Income from real estate investments in 2001 essentially comprises the capital gain of EUR 61 million realized on the disposal of the Patriges Grace Church building. The income booked in 2000 principally included the capital gain realized on the transfer of the Group's real estate companies and assets to Sophia. The income generated in 1999 comprised revenues from the companies and assets transferred to Sophia in 2000, as well as capital gains realized on the disposal of buildings in the amount of EUR 56 million.

Note 32

Personnel expenses

(in millions of euros at December 31)	2001	2000	1999
Employee compensation (1)	4,202	4,260	3,463
Social security benefits and payroll taxes (1)	1,419	1,394	1,298
Employee profit sharing and incentives (2)	184	239	154
Total	**5,805**	**5,893**	**4,915**
Employees*	**86,574**	**71,149**	**66,660**
In France	49,020	47,395	46,624
Outside France	37,554	23,754	20,036

* Including temporary workers.
The acquisitions made in 2001 represented an additional 14,367 employees.

(1) Of which of EUR 1,309 million for bonuses at December 31, 2001 (EUR 1,708 million at December 31,2000 and EUR 1,127 million at December 31, 1999).

(2) Analysis of the expense for years 1997 to 2001:

(in millions of euros at December 31)	2001	2000	1999	1998	1997
Société Générale*					
Profit sharing	1	52	5	2	13
Incentives	50	55	41	40	39
Employer contribution	67	62	54	56	46
Sub-total	**118**	**169**	**100**	**98**	**98**
Subsidiaries	66	70	54	31	36
Total	**184**	**239**	**154**	**129**	**134**

* Including Sogénal in 2001

Remuneration of members of the board of directors

Attendance fees paid to the Board of Directors of the Company in February 2002 relating to the 2001 fiscal year amounted to EUR 0.46 million. In 2001, the remuneration paid to senior management (*) amounted to EUR 9.590 million.

* This corresponds to the Executive Committee, which was composed of 9 members in 2001.

Note 33

Cost of risk

(in millions of euros at December 31)	2001	2000	1999
Provisions for identified risks, net			
– Provisions for identified risks (1)	(960)	(512)	(640)
– Provisions for risks and charges	(66)	(139)	(49)
– Losses not covered by provisions and amounts recovered on receivables written off	(51)	(92)	(48)
Sub-total	**(1,077)**	**(743)**	**(737)**
General provisions - country risks, net	10	(10)	14
Provisions for possible losses on loans and commitments, net	**(1,067)**	**(753)**	**(723)**
(1) Of which risks on debtors from the five Asian countries at risk	77	17	124
Of which provisions booked for identified Argentine risks	(125)	(35)	(11)

Note 34

Companies accounted for by the equity method

(in millions of euros at December 31)	% voting interest	Activity	Société Générale's equity contribution*	Société Générale's share in net income (loss)		
				2001	2000	1999
Non-financial companies						
Chesapeake Holding (CHC)	36.36	Special operations	16	12	13	–
Généras (1)	100.00	Insurance			11	20
Sifa	47.07	Portfolio management	12	4	4	4
Géodis (2)	26.62	Industrial and commercial Company	(21)	(36)		
Other			0	1	(2)	4
Sub-total			**7**	**(19)**	**26**	**28**
Financial companies						
ACL	36.05	Bank	(273)	0	(3)	(15)
Fiditalia Spa (ex CreditFiditalia) (3)	100.00	Specialist financing	–	(22)	–	9
SGB Cameroun (3)	43.42	Bank	–	–	–	4
SGB Sénégal (3)	57.72	Bank	–	–	–	3
SGB en Côte-d'Ivoire (3)	56.63	Bank	–	–	–	4
SG Marocaine de Banques (3)	51.91	Bank	–	–	–	15
Sogeko (4)	40.68	Bank	–	–	–	10
Sophia (5)	29.38	Real estate financing	(27)	17	6	–
United Arab Bank	20.00	Bank	18	4	4	3
Other			6	2	(2)	–
Sub-total			**(276)**	**1**	**5**	**33**
Total			**(269)**	**(18)**	**31**	**61**

* Including group result

(1) Throught the implementation of the 99-07 guideline of the Accounting Regulation Committee, the Company is herceforth consolidated by global integration.

(2) *Company consolidated for the first time in 2001. The share in net income of Géodis includes the upper end of the provisional loss forecasts for the second half of 2001,* as communicated by Géodis' management in October 2001 during the presentation of the company's result for the first half of the year.

(3) Following their takeover by Société Generale, these companies are now fully consolidated.

(4) Company now consolidated by the proportionate method.

(5) Company consolidated for the first time in 2000.

Note 35

Gains, losses and provisions on long-term investments

(in millions of euros at December 31)	2001	2000	1999
Long-term investment securities			
Net capital gains (or losses) on sale	(12)	(37)	(33)
Net increase in allowances	5	13	18
Sub-total	**(7)**	**(24)**	**(15)**
Investments in subsidiaries and affiliates			
Gains on sale	756	1,020	968
Losses on sale	(94)	(39)	(35)
Net increase in allowances	(201)	(38)	(9)
Sub-total (1)	**461**	**943**	**924**
Operating fixed assets			
Gains on sale	34	33	32
Losses on sale	(11)	(9)	(2)
Net allowances on operating fixed assets	(3)	(2)	–
Sub-total	**20**	**22**	**30**
Total net	**474**	**941**	**939**

(1) Income from investments in non-consolidated subsidiaries and affiliates at December 31, 2001 includes EUR 677 million from the disposal of industrial equity holdings, comparable to the amount at December 31, 2000.
The figures at December 31, 2000 also included EUR 246 million realized on the disposal of consolidated investments (of which Fimatex represented EUR 154 million and Credit du Nord EUR 88 million).

Note 36

Extraordinary items

(in millions of euros at December 31)	2001	2000	1999
Extraordinary income	31	17	–
Extraordinary losses	(48)	(87)	(151)
Total net	**(17)**	**(70)**	**(151)**

Breakdown of extraordinary items			
– Provisions for costs linked to introduction of the single European currency and Y2K *(see Note 1)*	(9)	(51)	(94)
– Contribution by french banks to indemnity funds and to "Fondation du Souvenir des victimes de la Shoah" *(see Note1)*	(3)	(23)	–
– Provisions for contributions to the deposits and securities garantee fund *(see Note 1)*	(5)	4	(57)

Note 37

Income tax

(in millions of euros at December 31)	2001	2000	1999
Current taxes	(764)	(1,529)	(1,161)
Deferred taxes	25	172	13
Total (1)	**(739)**	**(1,357)**	**(1,148)**

(1) *The reconciliation of the difference between the Group's normalized tax rate and effective tax rate breaks down as follows at December 2001:*

Income before tax, amortization of goodwill and income from companies accounted for by the equity method	*3,160*
Normal tax rate applicable to French companies (including contributions of 10% and 3.3%)	*36.4%*
Permanent differences	*– 9.6%*
Differential on items taxed at reduced rate	*– 2.9%*
Tax rate differential on profits taxed outside France	*– 1.2%*
Impact of non-deductible losses for the period and use of losses carried forward	*0.7%*
Effective tax rate	***23.4%***

Note 38

Income statement by core business

(in millions of euros at December 31)	Retail Banking			Asset Management & Private Banking			Corporate & Investment Banking			Corporate Center			Group		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	[illegible]	**2001**	[illegible]	[illegible]	**2001**	[illegible]	[illegible]
Net banking income	7,829	6,850	5,958	1,097	919	673	5,037	5,998	4,704	(89)	32	74	13,874	13,799	11,409
Operating expenses	(5,339)	(4,794)	(4,302)	(687)	(507)	(397)	(3,721)	(4,124)	(3,313)	(357)	(229)	(272)	(10,104)	(9,654)	(8,284)
Gross operating income	**2,490**	**2,056**	**1,656**	**410**	**412**	**276**	**1,316**	**1,874**	**1,391**	**(446)**	**(197)**	**(198)**	**3,770**	**4,145**	**3,125**
Cost of risk	(511)	(370)	(331)	(1)	(4)	0	(543)	(254)	(328)	(12)	(125)	(64)	(1,067)	(753)	(723)
Share in net income of subsidiairies and affiliates accounted for by the equity method	(16)	16	59	0	0	0	12	5	(3)	(14)	10	5	(18)	31	61
Gains, losses and provisions on long-term investments	(2)	44	1	(5)	0	0	11	80	(20)	470	817	958	474	941	939
Operating income before tax	**1,961**	**1,746**	**1,385**	**404**	**408**	**276**	**796**	**1 705**	**1,040**	**(2)**	**505**	**701**	**3,159**	**4,364**	**3,402**
Extraordinary items	0	0	0	0	0	0	0	0	0	(17)	(70)	(151)	(17)	(70)	(151)
Income tax (loss)	(700)	(626)	(484)	(137)	(145)	(102)	(131)	(557)	(325)	229	(29)	(237)	(739)	(1,357)	(1,148)
Amortization of goodwill	0	0	0	0	0	0	0	0	0	(76)	(60)	(37)	(76)	(60)	(37)
Net income before minority interests (before impact of SG Paribas operation)	**1,261**	**1,120**	**901**	**267**	**263**	**174**	**665**	**1,148**	**715**	**134**	**346**	**276**	**2,327**	**2,877**	**2,066**
Minority interests	(131)	(108)	(49)	(12)	(6)	(1)	(11)	(5)	(2)	(19)	(60)	(34)	(173)	(179)	(86)
Net income (before impact of SG Paribas operation)	**1,130**	**1,012**	**852**	**255**	**257**	**173**	**654**	**1,143**	**713**	**115**	**286**	**242**	**2,154**	**2,698**	**1,980**
Impact of SG Paribas operation													–	–	342
Net income (after impact of SG paribas operation)													**2,154**	**2,698**	**2,322**

The principles and methodology for determining results by core business are detailed in the Management Report.

Note 39

*Geographical breakdown of net banking income**

(in millions of euros at December 31, 2001	France	Europe	Americas	Asia	Africa	Oceania	Total
Net interest and similar income [1]	2,891	779	1,036	140	331	11	5,188
Net fee income	3,165	541	912	158	124	16	4,916
Net income from financial transactions	2,417	446	201	117	14	63	3,258
Other operating income, net	391	97	10	2	13	(1)	512
Net banking income	**8,864**	**1,863**	**2,159**	**417**	**482**	**89**	**13,874**

* Geographical areas in which companies recording income are located.

(1) Including dividend income and net income from lease finance and similar agreements.

Note 40

Risk and litigation

See page 86, Risk Management, "Legal risks".

Note 41

Comparison between consolidated financial statements published on december 31, 1999 and restated financial statements

Under regulation 99-07 of the Accounting Regulation Committee on consolidation rules applicable to institutions governed by the French Banking AND Finance Regulation Committee, as of January 1, 2000, all companies which are fully controlled by Société Générale and whose business is directly, linked to banking and finance activities, including: insurance (life and non-life), real estate development and other activities (IT, leasing, etc.), are fully consolidated.

Consolidated balance sheet

(in millions of euros at December 31)	Published [illegible]	[illegible]	[illegible]
Assets			
Cash, due from central banks and post office accounts	6,684	51	6,735
Due from banks	55,198	(189)	55,009
Customer loans	143,642	(144)	143,498
Lease financing and similar agreements	10,397	662	11,059
Treasury notes and similar securities	31,662	–	31,662
Bonds and other debt securities	57,937	6	57,943
Shares and other equity securities	40,570	94	40,664
Investments of insurance companies		28,324	28,324
Affiliates and other long-term securities	3,773	(66)	3,707
Investments in subsidiaries and affiliates accounted for by the equity method	1,265	(688)	577
Tangible and intangible fixed assets	3,856	27	3,883
Goodwill	451	1	452
Accruals, other accounts receivable and other assets	51,106	926	52,032
Total	**406,541**	**29,004**	**435,545**
Liabilities			
Due to central banks and post office accounts	451	–	451
Due to banks	87,279	325	87,604
Customer deposits	157,841	(1,059)	156,782
Liabilities in the form of securities issued	45,353	1,069	46,422
Technical provision of insurance companies		27,847	27,847
Accruals, other accounts payable and other liabilities	90,725	732	91,457
Negative goodwill	49	-	49
Allowances for general risks and commitments	2,124	71	2,195
Subordinated debt	8,552	16	8,568
Fund for general banking risks	366	–	366
Preferred securities	796	–	796
Minority interests	1,101	3	1,104
Shareholders' equity			
Common stock	522	–	522
Additional paid-in capital	3,263	–	3,263
Treasury stock	(476)	–	(476)
Retained earnings	6,273	–	6,273
Net income including the impact of SG Paribas operation	2,322	–	2,322
Sub-total	**11,904**	**–**	**11,904**
Total	**406,541**	**29,004**	**435,545**

Off-balance sheet items

(in millions of euros at December 31)	December 31, 1999		
	Published amounts	Restatements	Restated amounts
Loan commitments granted	85,862	823	86,685
Guarantee commitments received	7,515	1	7,516
Guarantee commitments granted	35,825	240	36,065
Guarantee commitments received	15,900	–	15,900
Commitments made on securities	6,869	–	6,869
Commitments received on securities	10,700	–	10,700
Foreign exchange transactions (off-balance sheet assets)	271,713	–	271,713
Foreign exchange transactions (off-balance sheet liabilities)	269,467	–	269,467
Forward financial instrument commitments	4 ,899,729	2,576	4,902,305
Commitments made by insurance companies		231	231
Commitments received related by insurance companies		73	73

Consolidated statements of income

(in millions of euros at December 31)	December 31, 1999		
	Published amounts	Restatements	Restated amounts
Net banking income	**11,091**	**318**	**11,409**
Gross operating income	**3,080**	**45**	**3,125**
Operating income	**2,307**	**95**	**2,402**
Operating income before tax	**3,297**	**105**	**3,402**
Net income before minority interests and impact of SG Paribas operation	**2,072**	**(6)**	**2,066**
Net income before impact of SG Paribas operation	**1,980**	**–**	**1,980**
Recoveries of allowances on SG Paribas after deduction of related cost	342	–	342
Net income after impact of SG Paribas operation	**2,322**	**–**	**2,322**

Note 42

Companies included in the consolidation scope

at december 31	Country	Method FULL: full consolidation PROP: proportionate consolidation EQUITY: equity method	Group ownership interest 2001	Group ownership interest 2000	Group voting interest 2001	Group voting interest 2000
FRANCE						
Banks						
Banque de Polynésie	France	FULL	80.00	80.00	80.00	80.00
Barep	France	FULL	100.00	100.00	100.00	100.00
Calif	France	FULL	100.00	100.00	100.00	100.00
Crédit du Nord (1)	France	FULL	80.00	80.00	80.00	80.00
Génébanque	France	FULL	100.00	100.00	100.00	100.00
SG Calédonienne de Banque	France	FULL	100.00	100.00	100.00	100.00
SG de Banque aux Antilles	France	FULL	100.00	100.00	100.00	100.00
Sogéparticipations (ex-Sogénal) (1) (7)	France	FULL	100.00	100.00	100.00	100.00
Financial companies						
Barep Gestion	France	FULL	100.00	100.00	100.00	100.00
IEC	France	FULL	100.00	100.00	100.00	100.00
Euro VL (2)	France	FULL	100.00	–	100.00	–
Lyxor Asset Management (2)	France	FULL	100.00	–	100.00	–
SG Asset Management	France	FULL	100.00	100.00	100.00	100.00
SG Structured Asset Management	France	FULL	99.99	99.99	99.99	99.99
SGAM Finance	France	FULL	100.00	100.00	100.00	100.00
SGOP	France	FULL	100.00	100.00	100.00	100.00
Specialist financing						
Airbail	France	FULL	100.00	100.00	100.00	100.00
Bull Finance	France	FULL	51.35	51.35	51.35	51.35
Cofranteg	France	FULL	100.00	100.00	100.00	100.00
Compagnie Générale de Location d'Équipements (1)	France	FULL	84.57	84.57	84.57	84.57
Dalarec (2)	France	FULL	100.00	–	100.00	–
DC2L (3)	France	FULL	-	100.00	-	100.00
Diebold Computer Leasing	France	FULL	100.00	100.00	100.00	100.00
FCC ELEC	France	FULL	100.00	100.00	100.00	100.00
Fenwick Lease (4)	France	PROP	49.41	49.41	49.41	49.41
Franfinance (1)	France	FULL	99.99	99.99	99.99	99.99
Franfinance Location	France	FULL	99.99	99.99	100.00	100.00
Génécal	France	FULL	61.78	64.35	61.35	63.94
Génécomi	France	FULL	72.43	72.43	72.43	72.43
Interleasing France (groupe GEFA-ALD) (2)	France	FULL	88.73	–	100.00	–
Orpavimob SA (2)	France	FULL	100.00	–	100.00	–
SCP Clémence	France	FULL	90.00	90.00	90.00	90.00
SCP Cygne	France	FULL	100.00	90.00	100.00	90.00
SCP de la Prose	France	FULL	90.00	90.00	90.00	90.00
SCP Muscade	France	FULL	90.00	90.00	90.00	90.00
SCP Philibert	France	FULL	90.00	90.00	90.00	90.00
SCP Salomé	France	FULL	100.00	100.00	100.00	100.00
SG Services (2)	France	FULL	100.00	–	100.00	–
SNC Cofininvest (2)	France	FULL	100.00	–	100.00	–
SNC Distinvest (2)	France	FULL	100.00	–	100.00	–
SNC Paris Strasbourg (2)	France	FULL	100.00	–	100.00	–
SNC Financières Valmy Investissements (2)	France	FULL	100.00	–	100.00	–
Sofinabail	France	FULL	100.00	100.00	100.00	100.00
Sofinauto	France	FULL	100.00	100.00	100.00	100.00
Sofom	France	FULL	100.00	100.00	100.00	100.00
Sofrafi	France	FULL	100.00	60.00	100.00	60.00
Sogéfimur	France	FULL	100.00	100.00	100.00	100.00
Sogéfinancement	France	FULL	100.00	100.00	100.00	100.00

Companies included in the consolidation scope

at december 31	Country	Method FULL: full consolidation PROP: proportionate consolidation EQUITY: equity method	Group ownership interest 2001	Group ownership interest 2000	Group voting interest 2001	Group voting interest 2000
Sogéfinerg	France	FULL	100.00	100.00	100.00	100.00
Sogelease France	France	FULL	100.00	100.00	100.00	100.00
Solocvi	France	FULL	100.00	60.00	100.00	60.00
Temsys (1)	France	FULL	100.00	100.00	100.00	100.00
Portfolio management						
Aurelec	France	FULL	100.00	100.00	100.00	100.00
Cofragir	France	FULL	100.00	100.00	100.00	100.00
Finareg	France	FULL	100.00	100.00	100.00	100.00
Finecorp	France	FULL	100.00	100.00	100.00	100.00
Fonvalor	France	FULL	50.01	50.01	50.01	50.01
Geforpat	France	FULL	100.00	100.00	100.00	100.00
Géné Act 1	France	FULL	100.00	100.00	100.00	100.00
Généfinance	France	FULL	100.00	100.00	100.00	100.00
Généfitec	France	FULL	100.00	100.00	100.00	100.00
Généinvestissement	France	FULL	100.00	100.00	100.00	100.00
Généplus	France	FULL	100.00	100.00	100.00	100.00
Généval	France	FULL	100.00	100.00	100.00	100.00
Geninfo	France	FULL	100.00	100.00	100.00	100.00
Libécap	France	FULL	100.00	100.00	100.00	100.00
Salvépar (1)	France	FULL	51.42	51.42	51.42	51.42
SCA Valides	France	FULL	100.00	100.00	100.00	100.00
SCI Foncière Défense	France	FULL	99.99	99.99	100.00	100.00
SG Capital Développement	France	FULL	100.00	100.00	100.00	100.00
SGOP Holding	France	FULL	100.00	100.00	100.00	100.00
SHTV Holding	France	FULL	100.00	100.00	100.00	100.00
SIFA	France	EQUITY	47.07	47.07	47.07	47.07
Sivalparts	France	FULL	100.00	100.00	100.00	100.00
Sogéfim	France	FULL	100.00	100.00	100.00	100.00
Sogéparts	France	FULL	100.00	100.00	100.00	100.00
Sogéplus	France	FULL	100.00	100.00	100.00	100.00
Soginnove	France	FULL	100.00	100.00	100.00	100.00
Sté Rue Edouard-VII	France	FULL	99.91	99.91	99.91	99.91
Valminco	France	FULL	100.00	100.00	100.00	100.00
Vouric	France	FULL	100.00	100.00	100.00	100.00
Brokers						
Fimat Banque	France	FULL	100.00	100.00	100.00	100.00
Fimat SNC	France	FULL	100.00	100.00	100.00	100.00
Fimatex	France	FULL	77.50	75.08	77.50	75.08
SG Énergie (1)	France	FULL	100.00	100.00	100.00	100.00
Gaselys (2)	France	PROP	49.00	–	49.00	–
Nabab (2)	France	FULL	100.00	–	100.00	–
Clickoptions (2)	France	FULL	100.00	–	100.00	–
SG Euro CT	France	FULL	100.00	100.00	100.00	100.00
SG Options Europe	France	FULL	100.00	100.00	100.00	100.00
SG Securities Paris	France	FULL	100.00	100.00	100.00	100.00
Real estate and real estate financing						
Coprim (1) (2)	France	FULL	94.79	–	94.79	-
Crédit Immobilier Général	France	FULL	100.00	100.00	100.00	100.00
Galybet (2)	France	FULL	100.00	–	100.00	-
Généfim (1)	France	FULL	100.00	100.00	100.00	100.00
Généfimmo (1)	France	FULL	100.00	100.00	100.00	100.00
Partifa (3)	France	FULL	-	100.00	-	100.00
Patriges Grace Church	France	FULL	100.00	100.00	100.00	100.00
SCA Paris-Trocadéro	France	FULL	100.00	100.00	100.00	100.00
SFCC	France	FULL	99.99	99.99	99.99	99.99

Companies included in the consolidation scope

at december 31	Country	Method FULL: full consolidation PROP: proportionate consolidation EQUITY: equity method	Group ownership interest		Group voting interest	
			2001	[illegible]	2001	[illegible]
Société Foncière Les Miroirs [3]	France	FULL	–	100.00	–	100.00
Sogébail	France	FULL	48.14	49.81	57.44	63.07
Sogéprom [1]	France	FULL	68.29	100.00	60.00	100.00
Sophia [1]	France	EQUITY	27.63	28.18	29.37	28.18
Sophia-bail	France	FULL	64.54	64.81	51.00	51.00
Services						
CGA	France	FULL	100.00	100.00	100.00	100.00
ECS [1]	France	FULL	100.00	100.00	100.00	100.00
Parel	France	FULL	100.00	100.00	100.00	100.00
Socogéfi	France	FULL	100.00	100.00	100.00	100.00
Group real estate management companies						
CFM	France	FULL	100.00	100.00	100.00	100.00
Eléaparts	France	FULL	100.00	100.00	100.00	100.00
Génégis 1	France	FULL	100.00	100.00	100.00	100.00
Génégis 2	France	FULL	100.00	100.00	100.00	100.00
Génévalmy	France	FULL	100.00	100.00	100.00	100.00
SC Alicante 2000	France	FULL	71.52	71.52	100.00	100.00
SC Chassagne 2000	France	FULL	71.52	71.52	100.00	100.00
SCI Opéra 72	France	FULL	99.99	99.99	100.00	100.00
SI 29 Haussmann	France	FULL	100.00	100.00	100.00	100.00
Sogé Colline Sud	France	FULL	100.00	100.00	100.00	100.00
Sogé Périval 1	France	FULL	100.00	100.00	100.00	100.00
Sogé Périval 2	France	FULL	100.00	100.00	100.00	100.00
Sogé Périval 3	France	FULL	100.00	100.00	100.00	100.00
Sogé Périval 4	France	FULL	100.00	100.00	100.00	100.00
Sogéfontenay	France	FULL	100.00	100.00	100.00	100.00
Soginfo	France	FULL	100.00	100.00	100.00	100.00
STIP	France	FULL	99.99	99.99	100.00	100.00
Valminvest	France	FULL	100.00	100.00	100.00	100.00
Insurance						
Génécar	France	FULL	100.00	100.00	100.00	100.00
Sogécap	France	FULL	100.00	100.00	100.00	100.00
Sogessur	France	FULL	65.00	65.00	65.00	65.00
EUROPE						
Banks						
Banca Ljubljana [9]	Slovenia	FULL	–	100.00	–	100.00
Banca Romana Pentru Devzvoltare [1]	Rumania	FULL	51.00	51.00	51.00	51.00
Komercni Banka [1] [2]	Czech Republic	FULL	60.00	–	60.00	–
Rüegg Bank [5]	Switzerland	FULL	100.00	–	100.00	–
SG Bank Nederland NV	Netherlands	FULL	100.00	100.00	100.00	100.00
SG Express Bank	Bulgaria	FULL	97.95	97.95	97.95	97.95
SG Hambros Bank Limited [1]	Great Britain	FULL	100.00	100.00	100.00	100.00
SG Hungaria Bank RT	Hungary	FULL	100.00	100.00	100.00	100.00
SG Vostok	Russia	FULL	100.00	100.00	100.00	100.00
SGBT Luxembourg	Luxembourg	FULL	100.00	100.00	100.00	100.00
SGBT Monaco [5]	Monaco	FULL	100.00	–	100.00	–
SKB Banka [1] [2]	Slovenia	FULL	97.82	–	97.82	–
Société Générale Cyprus Ltd.	Cyprus	FULL	51.00	51.00	51.00	51.00
Sogéparticipations Belgique [1] [2]	Belgium	FULL	100.00	–	100.00	–

Companies included in the consolidation scope

at december 31	Country	Method FULL: full consolidation PROP: proportionate consolidation EQUITY: equity method	Group ownership interest 2001	Group ownership interest 2000	Group voting interest 2001	Group voting interest 2000
Financial companies						
Bettina (3)	Germany	FULL	–	100.00	–	100.00
SG Wertpapierhandelsgesellschaft Mbh (ex-BSI Beteiligung) (2)	Germany	FULL	100.00	–	100.00	–
Horizon Equity Sarl (1) (2)	Luxembourg	FULL	100.00	–	100.00	–
Intersoge	Switzerland	FULL	100.00	100.00	100.00	100.00
Nofirec (1)	Ireland	FULL	100.00	100.00	100.00	100.00
SG Acceptance	Netherlands	FULL	100.00	100.00	100.00	100.00
SG Asset Management Group Ltd. (1)	Great Britain	FULL	100.00	70.00	100.00	70.00
SG Effekten	Germany	FULL	100.00	100.00	100.00	100.00
SG Finance Ireland	Ireland	FULL	100.00	100.00	100.00	100.00
SG Financial Product Cyprus	Cyprus	FULL	100.00	100.00	100.00	100.00
SG Investment UK Ltd. (1)	Great Britain	FULL	100.00	100.00	100.00	100.00
SG Russel Asset Management	Ireland	PROP	50.00	50.00	50.00	50.00
SG Securities London	Great Britain	FULL	100.00	100.00	100.00	100.00
SG Securities Madrid	Spain	FULL	100.00	100.00	100.00	100.00
Sogen Finance Luxembourg (3)	Luxembourg	FULL	–	100.00	–	100.00
Specialist financing						
Adria Leasing Spa (GEFA-ALD Group) (2)	Italy	FULL	100.00	–	100.00	–
ALD Autoleasing Gmbh (GEFA-ALD Group) (2)	Germany	FULL	88.73	–	88.73	–
ALD Automotive Group PLC (ex-Group BCH) (GEFA-ALD Group) (1) (2)	Great Britain	FULL	100.00	–	100.00	–
DB Carplan (GEFA-ALD Group) (2)	Spain	FULL	100.00	–	100.00	–
DB Factoring Spa (GEFA-ALD Group) (2)	Italy	FULL	100.00	–	100.00	–
DB Leasing Spa (GEFA-ALD Group) (2)	Italy	FULL	100.00	–	100.00	–
Deufin Beteiligungsgesellschaft Mbh (GEFA-ALD Group) (2)	Germany	FULL	100.00	–	100.00	–
DFS Czech Republik Sro (GEFA-ALD Group) (2)	Czech Republic	FULL	100.00	–	100.00	–
Fiditalia Spa (1) (4)	Italy	FULL	100.00	50.00	100.00	50.00
Fraer Leasing Spa (GEFA-ALD Group) (2)	Italy	FULL	67.75	–	67.75	–
Gefa Gesellschaft Abstatzfinanzierung (GEFA-ALD Group) (2)	Germany	FULL	100.00	–	100.00	–
Gefa Leasing GmbH (GEFA-ALD Group)) (2)	Germany	FULL	100.00	–	100.00	–
Sogelease BV Nederland	Netherlands	FULL	100.00	100.00	100.00	100.00
Sogelease Deutschland (3)	Germany	FULL	–	100.00	–	100.00
Sogelease Italia	Italy	FULL	100.00	99.88	100.00	100.00
Sogelease Leasing (3)	Austria	FULL	–	100.00	–	100.00
Sogen Finanziaria Spa (3)	Italy	FULL	–	97.83	–	100.00
Brokers						
Clickborsa Sim Spa (2)	Italy	FULL	100.00	–	100.00	–
Fimat Switzerland AG	Switzerland	FULL	100.00	100.00	100.00	100.00
Real estate						
Realia (3)	Belgium	FULL	–	100.00	–	100.00
Insurance						
Généras (4)	Luxembourg	FULL	100.00	100.00	100.00	100.00
Inora Life (2)	Ireland	FULL	100.00	–	100.00	–
Meteo Transformer (2)	Jersey	PROP	50.00	–	50.00	–
Sogelife	Luxembourg	FULL	100.00	100.00	100.00	100.00

Companies included in the consolidation scope

at december 31	Country	Method FULL: full consolidation PROP: proportionate consolidation EQUITY: equity method	Group ownership interest		Group voting interest	
			2001		2001	
AFRICA AND THE MIDDLE-EAST						
Banks						
BFV-SG (Madagascar)	Madagascar	FULL	70.00	70.00	70.00	70.00
National SG Bank SAE	Egypt	FULL	54.33	51.00	54.33	51.00
SG Banque au Liban (1)	Lebanon	FULL	50.00	50.00	50.00	50.00
SG Banque en Guinée	Guinea	FULL	52.94	47.94	52.94	47.94
SG Banques au Sénégal	Senegal	FULL	57.72	52.15	57.72	52.15
SG Banques en Côte-d'Ivoire (1)	Ivory Coast	FULL	56.63	54.77	56.63	54.77
SG Marocaine de Banques	Morocco	FULL	51.91	51.91	51.91	51.91
SGB Cameroun	Cameroon	FULL	43.42	43.42	43.42	43.42
United Arab Bank	United Arab Emirates	EQUITY	20.00	20.00	20.00	20.00
Specialist financing						
Sogelease Maroc	Morocco	FULL	71.15	71.15	100.00	100.00
Insurance						
La Marocaine Vie (2)	Morocco	FULL	52.46	–	60.74	–
THE AMERICAS						
Banks						
Banco Société Générale SA (ex-Banco Supervielle)	Argentina	FULL	99.25	98.80	99.26	98.82
Banco Société Générale Brazil SA (ex-Banco Sogéral) (1)	Brazil	FULL	100.00	100.00	100.00	100.00
SG Canada (1)	Canada	FULL	100.00	100.00	100.00	100.00
SG Cowen Securities Corporation (8)	United States	FULL	–	100.00	–	100.00
Sogener (3)	Brazil	FULL	–	100.00	–	100.00
Financial companies						
SG Americas Inc. (1) (8)	United States	FULL	100.00	100.00	100.00	100.00
SG Capital Trust	United States	FULL	100.00	100.00	100.00	100.00
SG Cowen Asset Management	United States	FULL	100.00	100.00	100.00	100.00
SG Holdings Inc. (8)	United States	FULL	-	100.00	–	100.00
SG Preferred Capital LLC	United States	FULL	100.00	100.00	100.00	100.00
SG Warrants Limited (2)	United States	FULL	100.00	–	100.00	–
SocGen Real Estate Company LLC	United States	FULL	50.31	50.31	100.00	100.00
Société Générale North America Inc.	United States	FULL	100.00	100.00	100.00	100.00
TCW Group (1) (2)	United States	FULL	52.33	–	52.48	–
Brokers						
Fimat Derivatives Canada Inc.	Canada	FULL	100.00	100.00	100.00	100.00
Fimat USA Inc.	United States	FULL	100.00	100.00	100.00	100.00
Specialist financing						
Société Générale Financial Corporation (1) (8)	United States	FULL	–	100.00	–	100.00
Surzur Overseas Ltd.	Cayman Islands	FULL	100.00	100.00	100.00	100.00
Portfolio management						
Sofital	Argentina	FULL	99.90	99.90	100.00	100.00

Companies included in the consolidation scope

at december 31	Country	Method FULL: full consolidation PROP: proportionate consolidation EQUITY: equity method	Group ownership interest 2001	Group ownership interest 2000	Group voting interest 2001	Group voting interest 2000
ASIA AND OCEANIA						
Banks						
Bank SG Indonesia	Indonesia	FULL	100.00	100.00	100.00	100.00
SG Australia Holdings (1)	Australia	FULL	100.00	100.00	100.00	100.00
SG Securities North Pacific	Japan	FULL	100.00	100.00	100.00	100.00
Financial companies						
Asia Credit Ltd. (1)	Thailand	EQUITY	36.05	36.05	36.05	36.05
SG Asia (Singapore) Ltd.	Singapore	FULL	100.00	100.00	100.00	100.00
SG Yamaïchi Asset Management Singapore (6)	Singapore	FULL	95.75	–	100.00	–
SG Yamaïchi Asset Management Tokyo	Japan	FULL	95.00	95.00	95.00	95.00
Société Générale Asia Ltd. (Hong Kong)	Hong-Kong	FULL	100.00	100.00	100.00	100.00
Sogeko	South Korea	PROP	39.77	39.77	40.68	42.19
Specialist financing						
Sogelease Japan (3)	Japan	FULL	–	100.00	–	100.00
Sogelease Malaysia (1)	Malaysia	FULL	50.00	50.00	50.00	50.00
Portfolio management						
SG Asset Management North Pacific	Japan	FULL	100.00	100.00	100.00	100.00
SG Asia Investment Ltd. (3)	Hong-Kong	EQUITY	–	100.00	–	100.00
SG Thailand Holding Ltd. (3)	Hong-Kong	EQUITY	–	100.00	–	100.00
Thai Franco Enterprise Cy Ltd. (3)	Thailand	EQUITY	–	49.00	–	82.50
Brokers						
Fimat Asia Pte Limited	Singapore	FULL	100.00	100.00	100.00	100.00
Fimat Futures Hong Kong	Hong-Kong	FULL	100.00	100.00	100.00	100.00
SG Securities Asia Int. Holdings (1)	Singapore	FULL	100.00	100.00	100.00	100.00

(1) And its subsidiaries.
(2) Consolidated in 2001.
(3) No longer consolidated in 2001.
(4) New consolidation method.
(5) Ruegg Bank and SGBT Monaco were formerly sub-consolidated within SGBT Luxembourg.
(6) SG Yamaichi Asset Management Singapore was formerly sub-consolidated within SG Yamaichi Asset Management Tokyo.
(7) After transferring its banking activities to Société Générale, Sogénal changes its corporate name into Sogéparticipations.
(8) Since September 30th 2001 SG Cowen, SG Holdings and SG Financial Corporation have been sub-consolidated within SG Americas Inc.
(9) Merger within SKB Banka during the fourth quarter 2001.

Report of the statutory auditors on the consolidated accounts

(Free translation of the French original)

For the year ended december 31, 2001

To the Shareholders of Société Générale,

In our capacity as statutory auditors, we have audited the accompanying consolidated accounts of Société Générale, presented in euros, in accordance with French accounting principles as of December 31, 2001.

These consolidated accounts are the responsibility of the Company's management. Our responsibility is to express an opinion on these accounts based on our audit.

We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated account presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated accounts present fairly, in all material respects, the financial position of the Group as of December 31, 2001 and the results of the Group's operations included in the consolidation for the year then ended, in accordance with French accounting principles.

Without qualifying our opinion, we draw attention to notes 1 and 15 of the Notes of the consolidated accounts with respect to the change in the accounting principles coming from the application of the new consolidation rules applicable to the companies ruled under the Insurance Code *(Code des Assurances)* and prescribed by regulation CRC-2000-05 of the French Accounting Committee *(Comité de la Réglementation comptable).*

We have also reviewed the information relating to the Group contained in the Board of Directors' report.
We have nothing to report with respect to the fairness of such information and its consistency with the consolidated accounts.

Neuilly-sur-Seine and Paris, March 6, 2002

The Statutory Auditors

BARBIER FRINAULT & AUTRES
ANDERSEN

Philippe Peuch-Lestrade

Isabelle Santenac

ERNST & YOUNG AUDIT

Christian Mouillon

Management report of Société Générale

Summary balance sheet of Société Générale

(in billions of euros at December 31)	2001	2000	Change
Assets			
Interbank and money market assets	54.2	46.4	7.8
Customer loans	113.0	106.6	6.4
Securities transactions (1)	156.5	140.2	16.3
of which securities purchased under resale agreements	*35.7*	*27.2*	*8.5*
Other assets	87.0	73.0	14.0
of which option premiums	*60.2*	*49.2*	*11.0*
Long-term investments	1.3	1.0	0.3
Total assets	**412.0**	**367.2**	**44.8**
Liabilities			
Interbank and money market liabilities (2)	127.6	118.4	9.2
Customer deposits	111.6	94.3	17.3
Bonds and subordinated debt (3)	15.3	14.3	1.0
Securities transactions	62.1	57.6	4.5
of which securities sold under repurchase agreements	*38.9*	*34.1*	*4.8*
Other liabilities and provisions	81.5	70.4	11.1
of which option premiums	*58.2*	*47.8*	*10.4*
Total equity	13.9	12.2	1.7
of which fund for general banking risks	*0.4*	*0.4*	*0.0*
of which shareholders' equity	*13.5*	*11.8*	*1.7*
Total liabilities	**412.0**	**367.2**	**44.8**

(1) Including securities purchased under resale agreements.
(2) Including negotiable debt instruments
(3) *Including undated subordinated capital notes.*

As at December 31, 2001, total parent company assets stood at EUR 412.0 billion, up 12.2% on December 31, 2000.

◦ Growth in customer loans (+6.0%), which totaled EUR 113.0 billion at December 31, 2001, was essentially driven by the increase in loans to financial institutions (EUR +9.6 billion) and in mortgage loans (EUR +2.6 billion), coupled with the repayment of a short-term credit facility granted to ACOFA at the end of 2000 (EUR –5.2 billion). Loans to individual customers grew by 12.3%, driven essentially by the mortgage loan segment.

◦ The securities portfolio stood at EUR 156.5 billion at December 31, 2001, up 11.6% on December 31, 2000. This change principally reflected the increase in securities purchased under resale agreements in the amount of EUR 8.5 billion and in fixed-income trading securities (EUR +5.0 billion).

◦ Option premiums rose in relation to December 31, 2000 (EUR +11.0 billion), following a significant increase in volumes issued.

◦ Customer deposits, which amounted to EUR 111.6 billion at December 31, 2001, were up by EUR 17.3 billion (+18.3%) on end-December 2000, driven essentially by term deposits of financial institutions (EUR +13.4 billion).

Summary income statement of Société Générale

(in millions of euros at December 31)	2001								
	France	01/00 (%)	Outside France	01/00 (%)	Société Générale	01/00 (%)	[illegible]	[illegible]	[illegible]
Net banking income	**6,375**	**– 3.5**	**1,796**	**35.0**	**8,171**	**2.9**	6,610	1,330	7,940
Operating expenses, depreciation and amortization	(4,288)	– 0.3	(1,103)	6.5	(5,391)	1.0	(4,302)	(1,036)	(5,338)
Gross operating income	**2,087**	**– 9.6**	**693**	**135.9**	**2,780**	**6.8**	2,308	294	2,602
Net allocation to provisions	(278)	NS	(305)	63.9	(583)	177.0	(24)	(186)	(210)
Operating income	**1,809**	**– 20.8**	**388**	**260.4**	**2,197**	**– 8.1**	2,284	108	2,392
Net income from long-term investments	(296)	NS	4	– 94.3	(292)	NS	112	70	182
Earnings before extraordinary items and tax	**1,513**	**– 36.9**	**392**	**120.6**	**1,905**	**– 26.0**	2,396	178	2,574
Extraordinary items	(15)	– 72.8	(2)	NS	(17)	– 69.2	(55)	–	(55)
Income tax	40	NS	79	– 224	119	NS	(189)	(64)	(253)
Net income	**1,538**	**– 28.5**	**469**	**311.5**	**2,007**	**– 11.4**	2,152	114	2,266

Parent company results for the 2001 financial year include the retail banking activities of Sogénal, Société Générale's former retail operations in eastern France, which were spun off in May 2001 with retroactive effect from January 1. In view of the non significant impact of this transfer on the accounts of Société Générale, accounts for 2000 have not been restated.

Parent company net income stood at EUR 2,007 million in 2001, down 11.4% on the previous financial year. The breakdown of results between Société Générale in France and abroad is shown in the above table.

The various items can be broken down as follows:

- Growth in gross operating income (+6.8%) was the result of both the rise in net banking income (+2.9%) and the more modest increase in operating expenses(+1.0%).

- The net allocation to provisions amounted to EUR 583 million in 2001 compared with EUR 210 million in 2000. This marked increase reflected the deterioration in both the domestic and international economic environments. The 2001 financial year was notably marked by a significant increase in American risk and by the Argentine crisis.

- Net income from long-term investments totaled EUR –292 million in 2001. This result notably includes the depreciation expenses booked on the equity investments in SG Americas, Fimatex and SG Argentina, which were offset in part by the capital gain realized on the sale of treasury stock to SG Asset Management (EUR +204 million). As a reminder, the 2000 figure included the capital gain realized on the sale of a 10% stake in Crédit du Nord to Crédit Communal de Belgique (Dexia group).

Extraordinary items totaled EUR –17 million in 2001 and principally comprised:

- costs related to the introduction of the European single currency that were not covered by provisions at December 31, 2000 (EUR –9 million),

- the increase in the contribution paid into the deposit guarantee fund (EUR –5 million) following a change in the calculation method,

- the adjustment to the contribution paid into the Compensation Fund and the Memorial Foundation for Victims of the Holocaust (EUR –3 million),

Income tax in 2001 represented a tax gain of EUR 119 million (compared with a tax charge of EUR 253 million in 2000).

PARENT COMPANY FINANCIAL STATEMENTS

Balance sheet

Assets

(in millions of euros at December 31)	2001	2000	1999
Cash, due from central banks and post office accounts	3,191	1,387	4,973
Due from banks	73,985	64,178	61,101
Customer loans	125,606	114,491	103,025
Lease financing and similar agreements	130	133	235
Treasury notes and similar securities	28,939	21,678	25,726
Bonds and other debt securities	49,803	45,824	43,182
Shares and other equity securities	24,927	31,709	34,529
Affiliates and other long term securities	728	401	591
Investments in subsidiaries	15,371	12,282	11,797
Premises, equipment and other fixed assets	1,286	989	936
Treasury stock	1,005	1,071	508
Accruals, other accounts receivable and other assets	86,998	73,026	84,012
Total	**411,969**	**367,169**	**370,615**

Liabilities and shareholders' equity

(in millions of euros at December 31)	2001	2000	1999
Due to central banks and post office accounts	1,241	2,884	246
Due to banks	81,987	85,608	84,831
Customer deposits	140,262	114,556	108,876
Liabilities in the form of securities issued	59,171	48,161	47,253
Accruals, other accounts payable and other liabilities	103,220	92,181	109,020
Allowances for general risks and commitments	1,471	1,730	1,789
Long-term subordinated debt and notes	10,792	9,840	8,259
Fund for general banking risks	366	366	366
Shareholders' equity			
Capital stock	539	529	522
Additional paid-in capital	5,518	5,068	4,848
Retained earnings	5,395	3,980	2,960
Net income	2,007	2,266	1,645
Sub-total	**13,459**	**11,843**	**9,975**
Total	**411,969**	**367,169**	**370,615**

Off-balance sheet items

(in millions of euros at December 31)	2001	2000	1999
Commitments received			
Loan commitments received from banks	1,937	2,274	4,564
Guarantee commitments received from banks	29,598	26,451	13,977
Commitments received on securities	4,402	3,041	4,899
Foreign exchange transactions	315,471	254,093	244,984
Commitments granted			
Loan commitments	83,054	81,695	71,966
Guarantee commitments	63,530	57,396	50,781
Commitments made on securities	3,345	2,488	3,460
Foreign exchange transactions	314,103	253,560	246,966
Forward financial instrument commitments	5,796,794	5,200,091	5,060,056

Statement of income

(in millions of euros at December 31)	2001	[illegible]	[illegible]
Net interest and similar income	3,007	2,795	3,246
Net fee income	2,073	1 ,974	1,721
Net income from financial transactions	2,985	3,077	1,927
Other operating income, net	106	94	232
Net banking income	**8,171**	**7,940**	**7,126**
Total operating expenses	(5,391)	(5,338)	(4,974)
Gross operating income	**2,780**	**2,602**	**2,152**
Cost of risk	(583)	(210)	(532)
Operating income	**2,197**	**2,392**	**1,620**
Gains, losses and provisions on long-term investments	(292)	182	(154)
Operating income before tax	**1,905**	**2,574**	**1,466**
Extraordinary items	(17)	(55)	(101)
Income tax (loss)	119	(253)	(68)
Net income before impact of the SG Paribas operation	**2,007**	**2,266**	**1,297**
Recoveries of allowances on SG Paribas after deduction of related costs	–	–	348
Net income after impact of the SG Paribas operation	**2,007**	**2,266**	**1,645**

* Amounts restated in relation to those given in 1999 report to take account regulation 2000-03 of the French Accounting Regulation Committee.

Changes in shareholders' equity

(in millions of euros)	Capital stock	Additional paid-in capital	Réserves, unappropriated retained earnings	Net worth	Fund for general banking risks	Shareholders' equity
At December 31, 1999	**522**	**4,848**	**4,605**	**9,975**	**366**	**10,341**
Increase in capital stock	7	220		227		227
Net income for the period			2,266	2,266		2,266
Dividends paid (1)			(623)	(623)		(623)
Revaluation reserves			(1)	(1)		(1)
At December 31, 2000	**529**	**5,068**	**6,246**	**11,843**	**366**	**12,209**
Increase in capital stock	10	450		460		460
Net income for the period			2,007	2,007		2,007
Dividends paid (2)			(847)	(847)		(847)
Other			(4)	(4)		(4)
At December 31, 2001	**539**	**5,518**	**7,402**	**13,459**	**366**	**13,825**

(1) After elimination of treasury stock dividend : EUR 24 million.
(2) After elimination of treasury stock dividend: EUR 42 million.

Five-year financial summary

	2001	2000	1999 *	1998 *	1997
Financial position at year-end					
Capital stock (in millions of euros) (1)	539	529	522	467	451
Number of shares outstanding (2)	431,538,522	423,248,418	104,330,621	102,183,148	98,681 749
Results of operations (in millions of euros)					
Gross banking and other income (3)	23,251	23,874	20,875	22,373	18,564
Income before income tax, depreciation, amortization, provisions and employee profit sharing	3,210	2,485	2,106	2,118	2,078
Employee profit sharing	1	52	5	2	13
Income tax	(119)	252	68	(432)	32
Net income	2,007	2,266	1,645	455	421
Total dividends paid	891**	889	647	383	316
Earning per share (in euros)					
Income after income tax but before depreciation, amortization and provisions	7.71	5.15***	19.54	24.96	20.74
Net income	4.65	5.35***	15.77	4.45	4.26
Dividend paid per share	2.10	2.10***	6.20	3.75	3.20
Personnel					
Number of employees	38,989	37,323	36,220	36,769	35,771
Total salaries (in millions of euros)	2,266	2,289	1,925	1,673	1,590
Employee benefits (Social Security and other) (in millions of euros)	931	928	833	742	719

* after the impact of SG Paribas operation.
** after taking into account the cancellation of 7,200,000 shares decided by the Board of Directors on February 20, 2002.
*** after the four-for-one stock split.

(1) In 2001, Société Générale increased its capital stock by EUR 10.4 million with EUR 449.7 million additional paid-in capital, as follows:
- EUR 5,9 million with EUR 256.2 million additional paid-in capital was the result of employees subscribing shares under the Company's Savings Plan,
- EUR 3,4 million with EUR 180 millon additional paid-in capital issued as a remuneration for the assets brought to Société Générale by Sogéparticipations (ex-Sogénal)
- EUR 1,1 million with 13.5 million additional paid-up capital resulted from the exercice by employees of options granted by the Board of Directors.

(2) At December 31, 2001, Société Générale's capital stock consists of 431,538,522 shares or EUR 1.25 per value.

(3) *Gross banking and other income is made up of interest income, dividend income, fee income, income from financial transactions and other operating income.*

List of subsidiaries and affiliates

(in thousands of euros or local currency) Company/Head Office		Registered capital (local currency)	Shareholders' equity other than capital (local currency)	Share of capital held (%)	Book value of shares held Gross (in EUR)	Book value of shares held Net (in EUR)
I - Information on investments whose book value is in excess of 1% of Société Générale's capital						
A) Subsidiaries (more than 50% owned by Société Générale)						
Généval 29, boulevard Haussmann, 75009 Paris - France	EUR	538,630	1,486,823	100.00	1,910,368	1,910,368
Généfinance 29, boulevard Haussmann, 75009 Paris - France	EUR	1,600,000	215,908	100.00	1,736,024	1,736,024
Généfitec 29, boulevard Haussmann, 75009 Paris - France	EUR	745,845	39,292	100.00	1,203,563	1,203,563
SG Americas Inc. 1221 avenue of the Americas - New York 10020 - USA	USD	-	1,606,914	100.00	1,597,441	1,201,207
Généfimmo 29, boulevard Haussmann, 75009 Paris - France	EUR	392,340	(30,880)	100.00	651,732	591,471
SG Hambros Ltd. Exchange House - Primrose st. - London EC2A 2HT - Great Britain	GBP	282,185	9,649	100.00	457,280	457,280
Soginfo 29, boulevard Haussmann, 75009 Paris - France	EUR	221,339	44,601	100.00	265,797	265,797
Crédit Fiditalia Via G. Ciardi. 9 - 20148 - Milan - Italy	EUR	63,278	179,018	100.00	224,116	224,116
Nofirec 17, cours Valmy, 92800 Puteaux - France	EUR	202,929	20,325	100.00	223,227	223,227
SG Securities North Pacific Ark Mori Building - 13-32 Akasaka 1 - Chome, Minato+Ku - 107 - 6015 Tokyo - Japan	JPY	14,203,000	7,126,000	100.00	215,030	215,030
Centre d'Affaires Paris-Trocadéro 29, boulevard Haussmann, 75009 Paris - France	EUR	169,061	7,880	100.00	196,109	196,109
Société Générale Canada Montréal Québec H3B 3A7 - Canada	CAD	250,772	(9,873)	100.00	172,403	172,403
Société Immobilière 29 Haussmann 29, boulevard Haussman, 75009 Paris - France	EUR	114,413	689	100.00	114,375	114,375
SG Securities Asia Intl Hold Ltd. 80, Robinson Road, 21-00 - 688898 Singapore	USD	96,990	(5,902)	100.00	95,356	95,356
Société Générale Finance (Ireland) Ltd. 31/32 Morisson Chambers, Nassau street, Dublin 2 - Ireland	EUR	77,454	9,324	100.00	85,223	85,223
Compagnie Foncière de la Méditerranée 29, boulevard Haussmann, 75009 Paris - France	EUR	76,627	1,529	100.00	155,837	79,169
SG Asia Ltd. 42/F Edinburgh Tower - 15 Queen's Road Central Hong Kong	HKD	400,000	138,424	100.00	58,200	58,200
Orpavimob SA 29, boulevard Haussmann, 75009 Paris - France	EUR	55,438	-	100.00	55,438	55,438
Banco Sogeral Rua Verbo Divino 1207, Chãcara Santo Antonio, Sao Paulo - CEP 047196002, Brazil	BRL	83,000	(15,483)	100.00	48,228	37,803
Eléaparts 29, boulevard Haussmann, 75009 Paris - France	EUR	42,040	(7,339)	100.00	48,070	35,970
SG Wertpapierhandelsgesellschaft mbH Mainze Landstrasse 36 - D60325 Frankfurt am Main Germany	EUR	55	(142,004)	100.00	31,586	31,586
Patriges Gracechurch 29, boulevard Haussmann, 75009 Paris - France	EUR	27,479	10,128	100.00	27,479	27,479
Pt Bank SG Indonesia Nugra Santana building, 6th floor, J1 Jenderal Sudirman Kav. 7-8, Jakarta 10220 - Indonesia	IDR	114,500,000	24,589,013	100.00	26,857	26,857
Société Générale Australia Holding Ltd. 350, George Street - Sydney NSW 3000 - Australia	AUD	21,500	223,605	100.00	22,789	22,789

Unreimbursed loans and advances made by company (in EUR)	Gurantees given by the Company (in EUR)	Revenue of the last fiscal year (local currency)	Net income (loss) for the last fiscal year (local currency)	Dividends received by the Company during the year (in EUR)	Remarks Revaluation difference
–	–	244,341	393,340	251,216	
–	–	435,117	320,618	146,045	
–	–	181,607	145,294	102,590	
–	–	1,519,778	(123,503)	–	capital = USD 1 EUR1 = USD 0.8813
239,479	623	15,392	15,460	–	
–	–	154,760	14,829	–	EUR 1 = GBP 0.6085
–	–	21,045	5,814	4,648	
–	–	294,233	(72,521)	–	
–	–	219	12,372	16,988	of which 2001 advance of 8,338
86,708	–	6,164,000	(6,965,000)	–	EUR 1 = 115.33 JPY
–	–	16,434	5,141	7,302	
48,249	78,618	336,651	12,664	–	*year-end October 31, 2001* EUR 1 = CAD 1.4077
–	–	7,757	2,663	2,013	
–	–	76,022	(9,272)	–	EUR 1 = USD 0.8813
–	–	49,002	8,458	–	
–	–	7,087	2,652	–	
–	2,553	199,066	13,213	3,337	capital converted in USD in January 2001 EUR 1 = HKD 6.8723
–	–	42	8	–	
7,941	–	708,488	(845)	–	EUR 1 = BRL 2.0455
–	–	1,869	1,674	–	
–	–	93,229	4,365	–	
–	–	7,026	73,061	–	
–	–	35 721,680	16,743,647	67	EUR 1 = IDR 9,312.2388
–	774,407	735,005	(20,951)	–	EUR 1 = AUD 1.728

(in thousands of euros or local currency) Company/Head Office		Registered capital (local currency)	Shareholders' equity other than capital (local currency)	Share of capital held (%)	Book value of shares held Gross (in EUR)	Net (in EUR)
Werbrow Holdings 1 Earlsfort Centre, Hatch Street - Dublin 2 - Ireland	EUR	20,659	1,193	100.00	20 658	20,658
Géninfo Les Miroirs, Bt. C, 18, av. d'Alsace, 92400 Courbevoie - France	EUR	18,524	29,081	100.00	20 477	20,477
Alorfim 29, boulevard Haussmann, 75009 Paris - France	EUR	25,131	(6,886)	100.00	15 847	15,847
Inora Life Ltd. (ex-Lyxor Life Ltd.) 6, Exchange Place, International Financial Services Center, Dublin 1 - Ireland	EUR	15,000	-	100.00	15 000	15,000
SG Énergie 17, cours Valmy, 92800 Puteaux - France	EUR	13,000	13,764	100.00	14 785	14,785
SG Asia (Singapore) Ltd. 30, Robinson Road 24-00- 068898 Singapore	SGD	24,468	22,442	100.00	14 587	14,587
SG Securities Madrid C/ Genova, 26 , 28004 Madrid - Spain	EUR	4,538	26,738	100.00	14 581	14,581
Réalia Tour Bastion, place du Champs-de-Mars 5, 1050 Brussels - Belgium	EUR	16,578	(3,528)	100.00	17 221	13,216
SG Securities Johannesburg Box 299, Johannesburg 2000 - South Africa	ZAR	-	14,760	100.00	20 767	11,153
Super Twin Dragons Ltd. 44/f Edinburgh Tower, The Landmark, 11 Pedder Street Central - Hong Kong	HKD	75,612	(7,316)	100.00	11 100	11,100
SG Hungaria Bank RT Hattyu Utca 14 - Budapest - Hungary	HUF	4,320,000	(1,335,900)	100.00	18 217	11,059
Clickborsa SIM Spa Via Bisceglie, 76 - 20153 Milan - Italy	EUR	18,000	839	100.00	19 738	10,620
SG Yugoslav Bk Dd Beograd STR Vladimira Popovica 3 Belgrade - Yugoslavia	YUM	550,437	170,481	100.00	10 131	10,131
Intersogé Talstrasse 66, BP 671, CH-8039 Zurich - Switzerland	CHF	11,320	18,334	100,00	10 111	10,111
Société Générale Bank Nederland N.V. Museumplein 17 1071 DJ Amsterdam - Netherlands	EUR	7,714	1,699	100.00	8 042	8,042
Génégis I 29, boulevard Haussmann, 75009 Paris - France	EUR	192,900	3,678	99.99	196 055	196,055
Valminvest 29, boulevard Haussmann, 75009 Paris - France	EUR	186,658	(30,395)	99.99	187 207	187,207
Sogé Colline Sud 29, boulevard Haussmann, 75009 Paris - France	EUR	14,250	(280)	99.99	14 483	14,483
SG Asset Management 17, cours Valmy, 92800 Puteaux - France	EUR	292,800	1,243,914	99.95	1 535 976	1,535,976
Sofital Calle Reconquista 468, Casilla de Correo 1192, Buenos Aires 1003 - Argentina	ARS	296	13,394	99.90	9 240	9,240
Société de la rue Edouard-VII 29, boulevard Haussmann, 75009 Paris - France	EUR	11,396	698	99.86	59 605	12,358
Fimat Banque SA 50, boulevard Haussman, 75009 Paris - France	EUR	98,553	10,384	99.74	102 515	102,515
Sogéfontenay 17, cours Valmy, 92800 Puteaux - France	EUR	9,000	(4,209)	98.99	9 055	9,055
Société Générale Investments (UK) Ltd. 60, Gracechurch Street EC3V OET London Great Britain	GBP	114,805	(439)	98.56	180 396	180,396
SG Expressbank 36, rue Dragan Tsankov, 1040 Sofia - Bulgaria	BGN	28,530	36,228	97.95	34 256	34,256
SKB Banka Adjovscina, 4 - 1513 Ljubjana - Slovenia	SIT	12,649,200	37,532,465	95.68	217 422	217,422
Soge Périval IV 29, boulevard Haussmann, 75009 Paris - France	EUR	6,405	280	95.47	6 113	6,113
Soge Périval I 29, boulevard Haussmann, 75009 Paris - France	EUR	7,701	280	94.98	7 312	7,312

Unreimbursed loans and advances made by company (in EUR)	Gurantees given by the Company (in EUR)	Revenue of the last fiscal year (local currency)	Net income (loss) for the last fiscal year (local currency)	Dividends received by the Company during the year (in EUR)	Remarks Revaluation difference
–	–	3,195	3,163	3,860	
–	–	899	820	–	
–	–	-	513	–	
–	–	16,744	(1,523)	–	
6,808	–	-	(10,182)	–	
5,733	5,667	4,488	(366)	839	capital partially converted in USD in December 2000 EUR 1 = SGD 1.6306
–	–	11,638	3,133	–	
–	–	520	245	–	
–	–	25,017	4,522	6,846	capital = ZAR 200 EUR 1 = ZAR 10.4302
–	–	8,700	(13,415)	–	EUR 1 = HKD 6.8723
7,400	2,896	1,370,132	(445,928)	–	EUR1 = HUF 245.18
–	–	341	(14,843)	–	
–	–	n/c	66,139	–	EUR 1 = YUM 58.5933
–	–	479	50	–	difference = 2,311 EUR 1 = CHF 1.4829
–	37,470	203,380	1,203	–	
–	–	154,620	1,455	2,058	
46,059	–	4,524	(2,051)	–	
–	–	2,235	306	–	
–	–	650,989	162,199	165,823	
4,085	–	529	220	–	difference = 85 EUR 1 = ARS 10.8813 difference = 16,509
–	–	439	274	411	
–	64,259	287,401	38,087	146,165	
11,861	–	1,815	(271)	–	
–	–	13,199	5,459	–	EUR 1 = GBP 0.6085
–	–	47,631	11,574	–	EUR 1 = BGN 1.9463
2,812	3 735	29,060,422	980,769	–	EUR 1 = SIT 218.8364
6,566	–	1,501	145	–	
6,941	–	1,675	189	–	

Company/Head Office *(in thousands of euros or local currency)*		Registered capital (local currency)	Shareholders' equity other than capital (local currency)	Share of capital held (%)	Book value of shares held Gross (in EUR)	Book value of shares held Net (in EUR)
Soge Périval III 29, boulevard Haussmann, 75009 Paris - France	EUR	7,473	345	94.83	7,095	7,095
Soge Périval II 29, boulevard Haussmann, 75009 Paris - France	EUR	7,816	300	94.75	7,402	7,402
SG Vostok 5, Nikitsky Pereulok, 103009 Moscow - Russia	RUB	222,350	116,241	90.00	13,469	13,469
Banque de Polynésie Bd Pomare, BP 530, Papeete, Tahiti French Polynesia	XPF	1,380,000	3,239,690	80.00	12,560	12,560
Crédit du Nord 28, place Rihour, 59800 Lille - France	EUR	740,263	134,092	79.99	584,255	584,255
BFV - SG 14, Lalana Jeneraly Rabehevitra, BP 196, Antananarivo 101 - Madagascar	MGF	70,000,000	5,209,697	70.00	7,614	7,614
Sogessur 2, rue Jacques-Daguerre, 92565 Rueil-Malmaison France	EUR	25,500	(3,875)	65.00	52,233	8,398
Fimatex 11, rue de Prony, 75848 Paris - France	EUR	23,270	164,171	64.59	245,308	110,856
Komercni Banka Centrala Na Prokope 33 - Postovni Prihradka 839 114 07 Praha 1 - Czech Republic	CZK	19,004,926	3,580,823	60.00	1,185,924	1,185,924
Sogéparts 29, boulevard Haussmann, 75009 Paris - France	EUR	17,600	4,497	60.00	11,253	11,253
Société Générale de Banques au Sénégal 19, avenue Léopold Sédar Senghor - Dakar - Senegal	XAF	4,527,600	14,480,632	57.72	5,855	5,855
Généfim 29, boulevard Haussmann, 75009 Paris - France	EUR	72,779	144,907	57.62	89,846	89,846
Société Générale de Banques en Côte-d'Ivoire 5 & 7, avenue J. Anoma, 01 BP 1355, Abidjan 01 - Ivory-Coast	XOF	15,333,335	29,639,776	56.63	20,820	20,820
National Société Générale Bank 10, rue Talaat Harb Street, Cairo - Egypt	EGP	300,000	177,925	54.33	14,997	14,997
Société Générale Marocaine de Banques 55, boulevard Abdelmoumen, Casablanca - Morocco	MAD	1,170,000	655,660	51.91	71,866	71,866
Banque Roumaine de Développement A, Doamnei street, 70016 Bucharest 3 - Romania	ROL	1,743,253,000	7,962,410,000	51.00	170,226	170,226
Socgen Real Estate Company 1221, avenue of the Americas, New York, NY 10020 - USA	USD	1,600,000	(19,853)	50.30	919,122	919,122
B) Affiliates (10 to 50% owned by Société Générale)						
Société Générale de Banques au Cameroun Rue Joss - Douala - Cameroon	XAF	6,250,000	12,416,668	43.42	10,032	10,032
Sogeko 5th Marine Center Building, 118.2 GA, Namdaemoun Ro, Chung Gu, Seoul - South Korea	KRW	110,000,000	(14,248,281)	39.77	40,167	14,825
Société Générale Calédonienne de Banque 56, rue de la Victoire, Nouméa, New Caledonia	XPF	1,068,375	5,689,290	30.50	18,220	18,220
SG Asset Management Group Ltd. 1st floor - Ludgate Hill London - EC4M 7 RE London Great Britain	GBP	21,250	(17,983)	30.00	36,874	36,874
Banca SAI Corso Galilei, 12 - 10126 Turin - Italy	EUR	36,890	1,632	30.00	11,067	11,067
United Arab Bank Po Box 3562 Abu Dhabi - United Arab Emirates	AED	250,083	107,938	20.00	8,863	8,863
Sophia 68, avenue des Champs Elysées, 75008 Paris - France	EUR	360,386	509,220	16.87	184,806	184,806
Crédit Logement 50, boulevard Sébastopol, 75003 Paris - France	EUR	624,049	49,187	13.50	85,984	85,984
Sicovam Holding 18, rue Lafayette, 75009 Paris - France	EUR	10,265	295,000	10.96	22,653	22,653

Unreimbursed loans and advances made by company (in EUR)	Gurantees given by the Company (in EUR)	Revenue of the last fiscal year (local currency)	Net income (loss) for the last fiscal year (local currency)	Dividends received by the Company during the year (in EUR)	Remarks Revaluation difference
6,753	–	1,627	178	–	
6,761	–	1,651	174	–	
20,969	24,605	422,053	59,488	–	EUR 1= RUB 26.8752 difference = 45
–	149,576	8,189,409	1,192,173	6,028	EUR 1 = XPF 119.33174
–	–	1,413,244	136,795	76,241	
–	11,096	117,589,625	26,324,203	1,998	EUR 1 = MGF 5,659.128
–	–	23,458	(12,481)	–	
–	–	68,925	–	–	
–	107,982	–	2,026,487	–	EUR 1 = CZK 31.962
–	–	7,180	1,984	1,036	
–	–	32,639,279	6,013,172	786	difference = 1,447 EUR 1 = XAF 655.957
–	–	9,928	31,129	28,466	
–	–	56,518,145	6,010,698	3,493	difference = 5,166 EUR 1 = XOF 655.957
–	29,851	706,653	127,892	3,384	EUR 1 = EGP 4.0279
–	–	1,985,289	400,642	10,738	difference = 1,142 EUR 1 = MAD 10.2159
–	–	47,096,270,000	1,313,804,000	14,059	EUR 1 = ROL 28,817
–	–	101,340	115,383	49,013	advance on dividend : 35,947 EUR 1 = USD 0.8813
–	28,786	30,003,928	4,911,928	–	difference = 1,675 EUR 1 = XAF 655.957
432,879	–	63,830,043	(49,493,464)	–	EUR 1 = KRW 1,161.55
–	35,608	8,280,950	1,685,581	2,428	EUR 1 = XPF 119.33174
–	–	22,246	(9,875)	–	EUR 1 = GBP 0.6085
–	–	2,052	(3,252)	–	figures at June 30, 2001
–	–	165,589	72,172	3,027	difference = 81 EUR 1 = AED 3.2302
–	–	120,066	78,594	4,531	
392,625	–	138,275	70,033	4,175	
–	–	617,865	276,945	–	year-end July 31, 2001

List of subsidiaries and affiliates

(in thousands of euros)	Book value of shares held Gross	Net	Unreimbursed loans and advance made by the Company	Guarantees given by the Company	Dividends received by the Company during the year	Remarks/ revaluation difference
II - Information concerning other subsidaries and affiliates						
A) Subsidiaries not included in 1						
1) French subsidiaries	25,632	14,827	206	66,620	40,838	Revaluation difference: 2,158
2) Foreign subsidiaries	199,336	61,627	0	14,738	1,022	Revaluation: difference: 182
B) Affiliates not included in 1						
1) French companies	30,967	16,660	0	158,237	2,893	Revaluation difference: –
2) Foreing companies	27,059	19,748	40,174	0	8,219	Revaluation: difference: –

Report of the statutory auditors on the annual accounts

(Free translation of the French original)

For the year ended december 31, 2001

To the Shareholders of Société Générale,

In our capacity as statutory auditors, we present below our report on:

◦ the accompanying annual accounts of Société Générale, presented in euros, in accordance with French accounting principles and
◦ the specific procedures and disclosures prescribed by law, for the year ended December 31, 2001.

These annual accounts are the responsibility of the Company's management. Our responsibility is to express an opinion on these annual accounts based on our audit.

I. Opinion on the annual accounts

We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual account presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the annual accounts present fairly, in all material respects, the financial position of the Company at December 31, 2001 and the results of its operations for the year then ended, in accordance with French accounting principles.

II. Specific procedures and disclosures prescribed by law

We have also carried out, in accordance with French professional standards, the specific procedures prescribed by French law.

We have nothing to report with respect to the fairness of information contained the Board of Directors' report and its consistency with the annual accounts and other information presented to shareholders concerning the financial position and annual accounts.

In accordance with French law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names and voting rights of the principal shareholders has been properly disclosed in the Board of Directors' report.

Neuilly-sur-Seine and Paris, March 6, 2002

The Statutory Auditors

BARBIER FRINAULT & AUTRES
ANDERSEN

Philippe Peuch-Lestrade

Isabelle Santenac

ERNST & YOUNG AUDIT

Christian Mouillon

Information on common stock

Shareholders with more than 1% of capital [1] or voting rights at December 31, 2001

Shareholders [1]	% of capital [2]	% of voting rights [2]
Employees and former employees via the E-Fund (35,918 people)	7.35	12.30
Groupe CGNU	6.69	8.20
Meiji Life	3.19	5.63
CDC [3]	2.75	3.59
AGF	2.50	3.90
Peugeot	2.10	3.47
SCH	1.50	1.33
Pernod-Ricard	1.16	2.06

(1) Excluding undertakings for collective investments in transferable securities (UCITS), treasury stock and share buybacks (6.21%)

(2) Basis used to calculate percentages of capital and voting rights at December 31, 2001:
- number of shares: 431,538,522
- number of voting rights: 488 787 663

(3) CDC (general section only), excluding CDC IXIS Capital Markets.

At December 31, 2001, nearly 300,000 individual shareholders held Société Génerale Group shares (7.5% of common stock, excluding shares held by employees via the E-Fund or directly).

Amount of common stock

At December 31, 2001, Société Générale's common stock amounted to EUR 539,423,152.50 and was divided into 431,538,522 shares of EUR 1.25 nominal value each, all eligible for dividends paid out of income earned from January 1, 2001.

Authorizations to increase common stock

(Extraordinary Meeting of April 18, 2000)

	Overall maximum limits	With surrender of preferential subscription rights [1]
Issue of securities with an immediate or deferred equity component, and/or by incorporation of reserves, unappropriated retained earnings or additional paid-in capital		
• Duration of authorizations	26 months	
• Maximum nominal amount of increase through issue of securities	EUR 0.6 billion	EUR 0.4 billion
• Maximum nominal amount of increase through incorporation of reserves, unappropriated retained earnings or additional paid-in capital	EUR 1.2 billion	
• Maximum nominal amount of increase through issue of debt securities with an equity component	EUR 4 billion [2]	EUR 4 billion [2]

(1) Limited to unused portion of overall maximum limits.

(2) Limit set under the tenth resolution approved by the Joint Shareholders' Meeting of May 4, 2001.

Changes in common stock

Description of operation	Date of record or completion	Change in number of shares	Total number of shares after operation	Common stock	Change in common stock resulting from operation (%)
				(in EUR) (nominal value: 5 EUR)	
Conversion of capital into euros: Incorporation de reserves : 43,584,125.27 EUR	Jan. 27, 1999		102,183,148	510,915,740	
Increase through Company Savings Scheme - 1999	Jun. 24, 1999	1,697,190	103,880,338	519,401,650	1.66
Exercise of stock options (1st half 1999)	Jul. 29, 1999	79,368	103,959,706	519,798,530	0.08
Exercise of stock options (2nd half 1999)	Aug. 6, 1999	16,425	103,976,131	519,880,655	0.02
	Jan. 24, 2000	354,490	104,330,621	521,653,105	0.34
Exercise of stock options (1st half 2000 until May 10, 2000)	May 10, 2000	33,590	104,364,211	521,821,055	0.03
				(in EUR) (nominal value: 1,25 EUR)	
Four-for-one stock split	May 17, 2000		417,456,844	521,821,055	0.03
Exercise of stock options (1st half 2000 until June 30, 2000)	Jul. 20, 2000	152,860	417,609,704	522,012,130	0.04
Increase through Company Savings Scheme - 2000	Aug. 2, 2000	5,389,594	422,999,298	528,749,122.50	1.29
Exercise of stock options (2nd half 2000)	Jan. 16, 2001	249,120	423,248,418	529,060,522.50	0.06
Increase for Sogénal contribution of assets	May 4, 2001	2,685,156	425,933,574	532,416,967.50	0.63
Increase through Company Savings Scheme - 2001	May 16, 2001	4,747,048	430,680,622	538,350,777.50	1.11
Exercise of stock options (1st half 2001)	Jul. 16, 2001	286,060	430,966,682	538,708,352.50	0.07
Exercise of stock options (2nd half 2001)	Jan. 11 2002	571,840	431,538,522	539,423,152.50	0.13

Under the authorization granted to it by the Extraordinary General Meetings of May 27, 1992 and May 13, 1997, the Board of Directors, during its meetings of March 15, 1995, June 19, 1996, June 25, 1997, June 24, 1998, and January 12, 2001 granted stock options to certain employees and officers. Moreover, following a recommendation by the Compensation Committee, the Board of Directors granted additional stock options on September 8, 1999 and August 2, 2000.

At December 31, 2001, there were 7,156,280 options outstanding, which could result in the issue of 7,156,280 new shares representing additional nominal common stock of EUR 8.9 million (see "Stock Options" on page 63).

The Joint General Meeting of May 13, 1997 authorized the Board of Directors to carry out capital increases reserved for:

◦ Those Société Générale employees, and former employees who are retired or on early retirement, who are members of the Company Savings Scheme.

◦ Those employees, and former employees, who are retired or on early retirement, of Société Générale and of other Group companies, and who are members of the Company or Group Savings Schemes, for a maximum nominal amount of FRF 400 million. The purpose of this authorization is to enable qualifying employees to subscribe, through a mutual fund, to Société Générale shares at a price that may not be higher than the average opening price of the share on the twenty trading days preceding the date of the Board's decision setting the opening date for the subscription, nor lower than such average reduced by the maximum discount permitted by law on the day of the Board's decision.

An initial operation had been carried out under this authorization in 1998 for a nominal amount of EUR 55.7 million, according to the decision taken by the Board of Directors on March 11, 1998, followed by a second operation in 1999, in the amount of EUR 8.5 million. A third operation was carried out in 2000, in the amount of EUR 6.7 million, followed by a fourth in 2001, in the amount of EUR 5.9 million.

Authorization to carry out stock exchange dealings in own shares

The Joint General Meeting of May 4, 2001 authorized the Company to buy or sell its own shares on the stock exchange with a view to canceling the shares, enabling the introduction of an employee incentive scheme or transactions reserved for employees, as well as allowing acquisitions of all types or the management of shareholders' equity to be carried out, under the conditions and limits set by article L225-209 of the French Company Code, and within the following limits:

- maximum purchase price: EUR 110;
- minimum selling price: EUR 37;
- maximum number of shares that may be purchased: 10% of total common stock.

The volume and average price of shares purchased and sold under this authorization during 2001 is indicated on page 62.

Duration of authorization

Eighteen months. The next Shareholders' Meeting will be asked to renew this authorization under the terms defined in the sixth resolution (see page 169).

Identification of holders of bearer shares (article 6 of the by-laws)

The Company may, at any time, in accordance with current laws and regulations, request the organization in charge of clearing transactions on its shares to provide it with any information regarding those shares and other securities which confer on their owners an immediate or deferred voting right at shareholders' meetings and the holders of such shares and securities.

Information on the portion of capital held by employees under the Company and Group Savings Schemes

In accordance with article L225-102 of the French Commercial Code, it is hereby declared that at December 31, 2001, employees of Société Générale and of Société Générale Alsacienne de Banque (Sogénal) and Crédit du Nord held a total of 33,560,437 of Société Générale's shares, representing 7.78% of common stock, through the mutual fund created under the Société Générale Company and Group Employee Savings Schemes.

Shareholder agreements

1. In the prospectus issued by Société Générale in April 1999 in response to that published by BNP in connection with its public exchange offer for Société Générale shares, Société Générale provided information on the contents of two agreements to which it was party.

– On March 1, 1996, Société Générale concluded an agreement with Peugeot SA relating to the management of their reciprocal cross-holdings. This agreement was rescinded in full on November 14, 2001. This information was published by the French Financial Markets Council (Conseil des Marchés Financiers, CMF) in Decision No. 201C1374 dated November 19, 2001.

– On June 27, 1997, an agreement was reached between the Pernod-Ricard Group and Société Générale. Under the terms of this agreement, Santa Lina (a company within the Pernod-Ricard Group) grants Société Générale a pre-emptive right to the Société Générale shares it holds in the event that it opts to sell all or part of its holding. The CMF was informed of this pre-emptive clause and published the same in Decision No. 201C1375 dated November 19, 2001. This agreement was still in place on December 31, 2001.

2. Law No. 2001-420 of May 15, 2001 enacting legislative provisions relating to new economic regulations (Loi "NRE") amended Article L 233-11 of the French Commercial Code. This article stipulates that any clause of an agreement that provides for preferential conditions with respect to the transfer or acquisition of shares traded on a regulated market and representing at least 0.5% of the capital or voting rights of the company that issued the said shares, must be transmitted to the CMF, which will then publish a notice to this effect.

Over and above the pre-emptive clause contained in the agreement concluded with Pernod-Ricard, Société Générale informed the CMF, in accordance with the aforementioned provisions, of the clauses of the agreement concluded on July 24, 2000 with Santander Central Hispano concerning the management of their reciprocal cross-holdings. Under the terms of this agreement, Société Générale and Santander Central Hispano each grant the other party a pre-emptive right to the shares held either directly or via a subsidiary by each of the parties in the capital of the other, with this right not applying in the event of a public offer made by a third party for the shares of one or other of the parties.

This pre-emptive clause was published by the CMF in Decision No. 201C1417 dated November 30, 2001. This agreement was still in place on December 31, 2001.

Major changes in the investment portfolio in 2001

In 2001, the following transactions affected Société Générale's investment portfolio:

Outside France

Participation in the creation of
Banca SAI.

Acquisition
SKB Banka dd – SG Securities (North Pacific) Ltd.

Acquisition of equity in
Feedback Italia spa – Komercni Banka – SG Asset Management UK Ltd.

Increase of interest in
SG Wertpapiererhandelsgesellschaft mbH – NSGB Le Caire – SGB Sénégal – SGB Guinée – SGB Côte d'Ivoire – Fiditalia – Banco Société Générale Buenos Aires – SKB Banca dd (following the takeover of BSGL) – SG Yougoslav Bank – SG Investment UK.

Subscription to capital increases
CLS Services Ltd – Answork – SG Americas Inc – SG Investment UK – SKB Banca dd – MTS Portugal – Identrus LLc – Fiditalia – United Arab Bank (Pda) – Printemps Réassurance.

Disposal of total interest in
ITG–SGL – Arystee Ltd (Cyprus) – Bettina gmbh (via takeover by SG Wertpapiererhandelsgesellschaft mbH) – SG Ukraine – Sogen Finanziaria – BSGL (Banca SG Ljubljana dd) by transfer of assets – Magenta Spa.

Reduction of interest in
Météo Transformer – Werbrow Holdings.

In France

Participation in the creation of
BMS Exploitation – Orpavimob.

Increase of interest in
Fimatex – SGFGAS – Fimat Banque – CFM (Compagnie Foncière de la Méditerranée).

Subscription to capital increases
Cyber.Com SA – Soparsico – Club Kyriel Snc – Crédit Logement – Fimatex Société Générale – Sogessur – SG Asset Management – Proparco – SG Energie – BMS Exploitation – Orpavimob – BMS Développement.

Disposal of total interest in
Société Hotelière du Diamant – SG Delahaye Actions Snc – Soge-IT-SATO (Société d'exploitation du Théâtre de l'Olympia) – Société Hotelière Bas du Fort – Société d'Equipement de la Touraine.

Reduction of interest in
TF1 – CRH – Euronext.

In accordance with Article 356 of the law of July 24, 1966, the following table summarizes the significant changes in Société Générale's investment portfolio in 2001.

Increase

Declaration threshold	Company	% of capital Dec. 31, 01	% of capital previously
10 %	BMS Exploitation	12.77	–
20%	Banca SAI	30.00	–
	SG Asset Management UK Ltd	30.00	–
33%	Feedback Italia Spa	40.00	–
50%	SGB Guinée	52.93	47.93
	Komercni Banka	60.00	–
	SKB Banka dd	95.68	–
	Orpavimob	99.76	–

Decrease

Declaration threshold	Company	% of capital Dec. 31, 01	% of capital previously
5 %	Sci Halage de Créteil	–	5.80
	Société Hotelière du Bas du Fort	–	8.91
	Société Hotelière du Diamant	–	9.84
	Sci A. Daudet	–	10.00
	Sci Le Carré de Soie	–	10.00
10%	Bank Muscat	6.83	10.37
	SGB Antilles	3.58	10.73
	CALIF	4.89	14.03
	BMS Développement	9.00	18.00
33%	ITG-SGL	–	50.00
50%	SG Ukraine	–	35.00
	SG Delahaye Actions Snc	–	66.60
	BSGL (Banca SG Ljubljana dd)	–	71.42
	SATO (Société d'exploitation du Théâtre de l'Olympia)	–	84.50
	Sogen Finanziaria	–	97.83
	Soge-IT	–	99.76
	Arystee (Cyprus)	–	100.00
	Bettina GmbH	–	100.00

Table of Directors' individual remuneration

Received in 2001 from Société Générale (Art.L225-102-1 of the French Commercial Code)

Name of Directors	Fixed amount	Variable amount	Attendance fees	Total	Benefits in kind
Daniel BOUTON	1,000,000	1,871,314	24,686 (a)	2,896,000	Car
Philippe CITERNE	550,000	1,038,626	4,375 (a)	1,593,000	Car
Marc VIÉNOT			24,898	24,898	
Jacques CALVET			45,330	45,330	
Pierre BILGER			20,432	20,432	
Yves CANNAC			45,330	45,,330	
Kenjiro HATA			10,299 (b)	10,299	
Antoine JEANCOURT GALIGNANI			24,898	24,898	
Patrick RICARD			20,432	20,432	
Ernest-Antoine SEILLIÈRE			27,131 (c)	27,131	
Serge TCHURUK			20,432	20,432	
Anthony WYAND			30,648 (d)	30,648	
Guy DEJOUANY			29,364	29,364	
Jean-Paul DELACOUR			24,898	24,898	
Pierre FAURRE			24,898	24,898	
Gérard BAUDE			24,898 (e)	24,898	
Daniel GOURICHON			14,805 (f)	14,805	
Philippe PRUVOST			12,572 (e)	12,572	
Gilles BERTHIER			10,092 (f)	10,092	
Michèle GOOSSAERT			10,092	10,092	

(a) *The attendance fees received by the Chairman and the Chief Executive are deducted from the variable part of their remuneration and are not received in addition to the same.*
(b) Paid to Meiji Life Insurance Cy.
(c) Paid to CGIP.
(d) Paid to CGNU Plc.
(e) Paid to Société Générale SNB trade union.
(f) Paid Société Générale CFDT trade union.

Activities of principal subsidiaries and affiliates

Amount in millions of euros (Company accounts of subsidiaries prepared in accordance with local accounting standards before consolidation restatements)

Company name	Year end	% interest	Activities	Total assets (1)	Shareholders' equity
Groupe Crédit du Nord	31.12.00 31.12.01	80.0 80.0	Retail Banking France	23,165.7 23,667.0	1,046.0 1,105.2
Société Générale de Banques aux Antilles (SGBA)	31.12.00 31.12.01	100.0 100.0	Retail Banking outside France	271.0 281.0	7.0 14.0
Société Générale Calédonienne de Banques (SGCB)	31.12.00 31.12.01	100.0 100.0	Retail Banking outside France	750.0 766.0	62.0 68.0
Banque de Polynésie	31.12.00 31.12.01	80.0 80.0	Retail Banking outside France	697.0 763.0	46.0 48.0
Société Générale Argentina	31.12.00 31.12.01	98.8 98.8	Retail Banking outside France	1,132.0 1,060.0	86.0 123.0
Société Générale de Banques en Côte-d'Ivoire (SGBCI)	31.12.00 31.12.01	54.8 56.6	Retail Banking outside France	671.0 763.0	76.0 78.0
Société Générale de Banques au Sénégal (SGBS)	31.12.00 31.12.01	52.1 52.1	Retail Banking outside France	384.0 429.0	23.0 29.0
National Société Générale Bank SAE Le Caire (Égypte) (NSGB)	31.12.00 31.12.01	51.0 54.3	Retail Banking outside France	1,344.0 1,639.0	114.1 141.4
Société Générale Libano-Européenne (SGLEB)	31.12.00 31.12.01	50.0 50.0	Retail Banking outside France	2,432.0 2,236.0	107.0 119.0
Société Générale Marocaine de Banques (SGMB)	31.12.00 31.12.01	52.0 52.0	Retail Banking outside France	2,433.0 2,558.0	233.0 244.0
Banque Roumaine pour le Développement (BRD)	31.12.00 31.12.01	51.0 51.0	Retail Banking outside France	1,563.0 1,927.0	244.0 267.0
SG Expressbank	31.12.00 31.12.01	98.0 98.0	Retail Banking outside France	225.0 297.0	33.0 39.0
Komercni Banka (KB)	31.12.01	60.0	Retail Banking outside France	12,623.0	730.0
SKB - Slovénie	31.12.01	96.5	Retail Banking outside France	1,650.0	141.0
Sogelease	31.12.00 31.12.01	100.0 100.0	Specialized finance	930.6 1,256.3	25.2 26.4
Compagnie Générale d'Affacturage (CGA)	31.12.00 31.12.01	100.0 100.0	Factoring	791.3 1,050.0	18.8 23.7
Compagnie Générale de Location d'Équipements (CGI)	31.12.00 31.12.01	85.0 85.0	Specialized finance	1,938.7 2,222.6	104.3 107.7
Fiditalia	31.12.00 31.12.01	50.0 100.0	Specialized finance	2,245.9 2,384.8	45.3 169.8
Temsys	31.12.00 31.12.01	100.0 100.0	Specialized finance	495.0 671.8	14.1 20.2
Sogécap	31.12.00 31.12.01	100.0 100.0	Insurance	32,035.0 34,396.0	817.0 859.0
Sogessur	31.12.00 31.12.01	65.0 65.0	Insurance	50.3 65.7	9.3 9.1
Parel	31.12.00 31.12.01	100.0 100.0	Custody cash management	1,292.0 1,648.0	20.5 27.1
Société Générale Securities (Paris)	31.12.00 31.12.01	99.9 99.9	Securities brokerage	1,132.5 497.2	11,821.0 17,059.0
SG Cowen Securities Corporation	31.12.00 31.12.01	100.0 100.0	Investment Banking	39,351.1 46,140.3	1,075.7 1,130.5
Société Générale Securities Ltd. (London)	31.12.00 31.12.01	100.0 100.0	Securities brokerage	4,192.5 3,149.3	162.1 138.6
SG Securities Asia	31.12.00 31.12.01	100.0 100.0	Securities brokerage	416.1 259.4	101.6 94.7
SG Asia	31.12.00 31.12.01	100.0 100.0	Investment Banking	262.2 249.2	104.9 109.3

(1) Shareholders' equity including net income.
(2) For insurance companies.
(3) For stockholders, insurance and service companies to which this notion applies.

Customer deposits	Customer loans	Mathematical/ technical provisions (2)	Sales (3)	Net income after corporate tax	Net banking income	Employees
12,251.3	13,668.1			158.5	1,127.2	7,930
13,283.1	14,009.2			154.9	1,132.5	8,009
146.0	167.0			(4.0)	14.0	138
156.0	158.0			0.0	18.0	141
564.0	606.0			11.0	49.0	287
599.0	594.0			15.0	52.0	285
621.0	519.0			8.0	46.0	300
674.0	589.0			10.0	51.0	300
730.0	698.0			(7.0)	92.0	1,123
740.0	721.0			(1.0)	109.0	1,096
503.0	529.0		86.0	13.0	70.0	1,046
497.0	609.0		79.0	9.0	63.0	1,009
293.0	258.0			8.0	31.0	386
330.0	273.0			9.0	37.0	387
1,058.0	847.0			31.0	69.0	569
1,350.0	1,057.0			35.0	79.0	691
1,880.0	781.0			17.0	64.0	755
1,714.0	811.0			16.0	67.0	1,016
1,532.0	1,442.0			45.0	116.0	1,987
1,861.0	1,550.0			40.0	144.0	2,057
1,196.0	629.0			56.0	154.0	4,444
1,514.0	766.0			74.0	188.0	4,507
174.0	79.0			2.0	16.0	902
243.0	118.0			6.0	19.0	802
9,367.0	5,507.0			89.0	233.0	10,473
1,165.0	771.0			(84.0)	95.0	1,084
	857.0			(1.5)	7.0	0
	1,195.2			1.2	16.2	0
	788.3		3,867.2	3.2	25.4	137
	1,047.5		5,262.0	5.5	31.9	165
	1,773.3			8.1	81.1	534
	2,033.9			(0.5)	85.9	544
	2,047.9			(42.6)	135.2	701
	2,161.8			(30.5)	123.3	667
	465.2			3.3	26.0	256
	622.8			6.2	32.2	333
		29,606.0	4,887.0	115.4	235.0	307
		31,525.0	4,318.0	118.6	248.0	337
		33.3	30.0	(14.4)		212
		43.8	46.1	(12.5)		213
			19.5	9.6	23.4	51
			21.1	8.6	24.9	55
			268.9	92.8	162.9	140
			229.1	12.7	88.3	148
155.0	76.0			(95.3)	1,000.1	1,035
108.1	54.0			(5.2)	661.6	947
N/A	N/A	N/A	N/A	6.2	296.9	760
N/A	N/A	N/A	N/A	(106.9)	121.0	672
N/A	N/A	N/A	152,173.0	14.5	115.8	478
N/A	N/A	N/A	86,095.0	(10.5)	80.4	384
-	56.5			22.8	46.4	76
0.0	34.2			3.1	26.1	69

Amount in millions of euros

Company name	Year end	% interest	Activities	Total assets (1)	Shareholders' equity
Groupe Fimat	31.12.00	100.0	Brokerage	6,081.0	99.4
	31.12.01	100.0		11,000.0	120.0
Banque de Réescompte	31.12.00		Treasury		
et de Placement	31.12.01		Banking		
Fimatex	31.12.00	75.0	Online	532.5	186.1
	31.12.01	77.5	Brokerage	517.0	135.9
Société Générale Australia	31.12.00		Corporate	5,262.2	152.7
Holding Ltd.	31.12.01		Banking	6,253.7	126.2
Sogéral Brésil	31.12.00	100.0	Corporate	240.3	37.6
	31.12.01	100.0	Banking	289.5	34.1
SG Canada	31.12.00	100.0	Corporate	2,985.5	178.8
	31.12.01	100.0	Banking	3,622.8	190.0
Korean French Banking Corp.	31.12.00	39.8	Corporate	1,125.3	82.2
Sogéko	31.12.01	39.8	Banking	786.5	39.4
Crédit Immobilier Général (CIG)	31.12.00	100.0	Real Estate	1,326.0	136.0
	31.12.01	100.0	Finance	1,192.0	131.0
Généfim	31.12.00	100.0	Real Estate	1,081.4	187.4
	31.12.01	100.0	Finance	1,104.7	168.5
Sogébail (Société Générale pour					
le Développement des Opérations	31.12.00	49.8	Real Estate	2,116.4	248.2
de crédit-bail)	31.12.01	48.1	Finance	2,007.5	257.6
Sogéfimur	31.12.00	100.0	Specialized	593.2	69.0
	31.12.01	100.0	finance	684.8	68.0
SG Asset Management	31.12.00	100.0	Asset	718.0	502.6
	31.12.01	100.0	management	1,916.1	1,699.0
TCW	31.12.00		Asset		
	31.12.01	52.3	management	384.1	184.9
Société Générale Hambros	31.12.00	100.0	Private Banking	3,527.2	463.2
Bank and Trust	31.12.01	100.0	Europe	3,470.2	504.0
Société Générale	31.12.00	0.0	Private Banking		
Banque de Maertelaere	31.12.01	94.5	Europe	262.1	27.5
Société Générale Bank & Trust	31.12.00	100.0	Private Banking	11,867.8	373.8
(SGBT)	31.12.01	100.0	Europe	11,612.5	409.1
Europe Computer Systèmes	31.12.00	100.0	IT	557.8	67.4
(ECS)	31.12.01	100.0	Services	604.3	82.3
GEFA Bank	31.12.00		Specialized		
	31.12.01	100.0	finance	3,714.1	267.5
GEFA Leasing	31.12.00		Specialized		
	31.12.01	100.0	finance	1,707.9	51.1
ALD Allemagne			Specialized		
	31.12.01	88.7	finance	1,382.0	108.0
Franfinance	31.12.00	100.0	Specialized	2,855.6	239.6
	31.12.01	100.0	finance	3,202.6	248.4

(1) Shareholders' equity including net income.
(2) For insurance companies.
(3) For stockholders, insurance and service companies to which this notion applies.

Crédit du Nord Group:
* Shareholders' equity and group net income.
** Net employees present.

Fimat Group:
* Shareholders' equity and group net income.
** In 2000, total assets include the disposal of Fimatex shares held by Fimat International Banque to Société Générale in the amount of EUR 232 million, and net income includes the net income from the disposal of these shares, for EUR 145 million.

Customer deposits	Customer loans	Mathematical/ technical provisions (2)	Sales (3)	Net income after corporate tax	Net banking income	Employees
4,906.8	8.4			221.2	173.2	939
6,000.0	40.0			250.0	39.0	1 036
207.7	13.3	N/A	81.0	– 35.4	59.5	322
204.8	8.8	N/A	63.6	– 50.3	47.3	259
178.1	1,281.1	N/A	N/A	20.7	65.6	293
181.4	1,337.5	N/A	N/A	(21.6)	89.4	260
0.5	37.3			3.6	17.0	80
108.1	27.0			0.1	9.1	77
960.8	1,667.0			– 6.0	58.8	158
1,626.0	2,055.6			12.8	64.4	123
209.8	655.0			– 98.1	– 12.3	79
213.9	343.0			– 42.8	– 6.9	76
	1,090.0			29.0	33.0	74
	996.0			20.0	30.0	70
	919.8			49.5	37.9	21
	987.0			30.6	39.0	47
	1,875.7			16.1	29.7	-
	1,750.9			15.5	29.6	-
	547.2			2.5	5.7	-
	591.4			3.0	7.4	-
			566.4	166.1		455
			572.9	162.2		594
			378.0	48.6		593
2,945.8	524.4			91.9	26.1	491
2,890.2	452.6			87.9	23.8	487
194.5	1.7			6.8	25.8	155
5,202.2	2,627.7			68.1	184.5	648
5,334.1	3,925.4			74.2	202.3	655
			1,710.8	17.7	116.8	792
			1,862.4	22.8	139.5	905
49.3	3,631.2			11.8	106.8	729
35.1	1,499.5			0	63.3	-
	1,258.0			(4.0)	72.0	642
	2,597.2			29.8	156.5	1,048
	2,829.2			31.5	165.6	1,056

SG Hambros Bank and Trust:

* Since June 2001, SG Hambros Bank and Trust (SGHBT) directly consolidates SG Investment Management (SGIM), the group's UK equity broker.
To enable fair comparison, the 2000 and 2001 accounts of SGHBT have been restated to include SGIM over the two full periods.

SG Banque De Maertelaere:

* Banque De Maertelaere was purchased in October 2001, via Sogéparticipations Belgium, and was renamed SG Banque De Maertelaere. It has been fully consolidated within the Société Générale Group since October 1, 2001.



Legal information

2001

Reports and resolutions submitted to the General Meeting

Capital increase reserved for employees

Additional information

Report of the board of directors on the resolutions submitted to the general meeting

We have called this Joint Shareholders' Meeting today to submit eighteen resolutions for your approval. The purpose of each resolution is detailed and commented upon below.

Report of the board of Directors on the resolutions to be considered by the meeting as an ordinary meeting

I. Approval of the financial statements for 2001, dividend payment and related party agreements

The *first and second resolutions* concern the approval of the parent company financial statements for 2001 and the allocation of income. Detailed comments on the parent company financial statements appear in the annual report.

The dividend per share is set at EUR 2.10 with a 50% tax credit of EUR 1.05 in France. For some legal entities, the tax credit is now equal to 15% of the dividend paid.

The share will be traded ex-dividend on April 25, 2002 and the dividend will be payable in cash as of that date.

The *third resolution* seeks your approval of the consolidated financial statements, in compliance with the legal obligation set by French law number 2001-420 of May 15, 2001. Comments on the consolidated accounts also appear in the annual report.

The *fourth resolution* relates to related party agreements covered by article L225-38 of the *French Commercial Code*, which are covered in the special report of the Statutory Auditors. As no new related party agreements were concluded during 2001, this report covers solely the application of previously approved agreements.

II. Authorization to issue bonds and similar securities

The *fifth resolution* relates to the issue of bonds and similar securities, which may include subordinated, redeemable or undated securities.

As last year, it fixes the maximum amount of the authorization at EUR 15 billion or its equivalent in other currencies or currency units.

This amount will enable the Company:

◦ to meet its normal funding requirements with respect to specific investor requirements, up to EUR 10 billion, whether these funding requirements relate to subordinated, unsubordinated or structured issues. This amount is also intended to enable the Group to increase its issuance in order to meet customer demand.

◦ with the rest of this amount, that is to say EUR 5 billion, to secure the means to actively manage the Company's borrowings by making public exchange offers on previously issued debt securities, without these operations resulting in an increase in the Company's total borrowings.

The use of all or part of this authorization will depend on the effective requirements of the Company.

III. Authorization to repurchase Société Générale shares

The *sixth resolution* concerns the renewal of the authorization for the Company to repurchase its own shares granted to the Board of Directors by the Shareholders' Meeting of May 4, 2001.

Like the previous authorization, the number of shares thus purchased may not exceed 10% of the Company's issued capital stock at the time of purchase and the number of shares held by the Company may not exceed 10% of the capital stock. This authorization is valid for a period of eighteen months.

It is submitted for approval for the same reasons as those given in the past.

Share purchases may be made for the cancellation of shares, in order to improve return on equity and earnings per share. For this reason, the Meeting is also requested to renew the authorization to reduce capital relating to the said cancellation, for a period of twenty-six months, under the *seventeenth*

resolution.

Share purchases may also be made to enable the implementation of an employee incentive scheme with respect to Group targets, or for operations reserved for employees, as well as in the event of acquisitions or for the active management of the Company's equity. Shares may also be purchased with a view to regulating the Group's share price, by systematically acting against the prevailing market trend. The share buyback program may be used to buy or sell shares according to opportunities on the market.

Share purchases and the sale and transfer of shares thus acquired may be concluded by any means, with the maximum purchase price set at EUR 97, i.e. 2.5 times net assets per share, and the minimum sales price fixed at EUR 39, equal to net assets per share.

An information notice duly registered with the French Securities and Exchange Commission (Commission des Opérations de Bourse) was drawn up prior to this Meeting.

As required by law, shareholders are informed that during 2001, under the previous authorization for the sale and purchase of Société Générale shares, 13,645,806 shares were purchased at an average price of EUR 61.06 and 15,734,604 shares were sold at an average price of EUR 69.86.

Total trading costs including taxes amounted to EUR 1,014,639.72. At December 31, 2001, the company held 17,794,280 of its own shares (4.12 % of capital), of nominal value EUR 1.25, valued, at cost price, at EUR 56.46.

The shares were bought with a view to an acquisition, to grant stock options and under the share cancellation program.

Under the share buyback programs authorized by the previous General Meetings, 20,864,161 shares were purchased prior to the 2001 financial year.

These buybacks were notably used to:

- implement stock option plans in 1999, 2000 and 2001,
- pay for the acquisition of 51% of TCW in shares,
- cancel 7,200,000 shares on February 20, 2002.

Including shares purchased since December 31, 2001 and the use made of the shares purchased, the Company held 9,494,721 shares at February 20, 2002, after 7,200,000 shares were cancelled.

In order to meet legal requirements, the authorization granted under the sixth resolution applies to a maximum of 10% of the total number of shares comprising the capital stock, and does not take into account shares already held.

IV. Appointment of a Director, Mr Robert A. Day

The *seventh resolution* concerns the appointment of a director for a four-year term. Mr Robert A. Day was appointed Censor of Société Générale on May 16, 2001.

The *eighth resolution* concerns ratification of the co-option to the Board of Directors on February 20, 2002 of Mr. Anthony Wyand as a replacement for CGNU, which has resigned.

Report of the board of Directors on the resolutions to be considered by the meeting as an extraordinary meeting

V. Amendments to the Company's by-laws to comply with new legislative provisions enacted in France relating to new economic regulations (Loi "NRE" number 2001-420 of May 15, 2001).

The *ninth resolution* concerns substantial amendments made to the different articles of the by-laws given the recent application of new legislative provisions enacted in France (Loi "NRE" number 2001-420).

It introduces into the by-laws the option to dissociate the functions of Chairman and Chief Executive Officer and revises the powers of the same and the Board of Directors to reflect new legislative provisions. (Amendments 8, 9, 10, 11, 13 and 14). The terms of General Management will be determined at the first Board of Directors meeting held after this Meeting.

Furthermore, the resolution provides for the possibility to publicly broadcast the Meeting, notably via the internet, if so decided by the Board of Directors and announced in the notice of meeting and/or convocation.

It also adapts the conditions for participating in General Meetings to the regulations in force on the date of the Meeting, so as to comply with the new act relating to the new economic regulations.

VI. Other changes to the by-laws

The *tenth resolution* concerns the reduction of the Censors' mandate from 6 years to a maximum of 4 years, to bring the term into line with that of the directors.

The *eleventh resolution* proposes a change in the 15% limit on voting rights exercised in General Meetings introduced in 2000.

As explained when this limit was adopted, this mechanism – which is in no way designed to be used as a defense against a public offer, since it becomes null and void once one person holds more than 50.01% of capital – guarantees shareholder rights against a creeping takeover, by obliging any person who wishes to take over the company to make a public offer at an attractive price for shareholders.

At the General Meeting held during 2001, shareholders were informed that the Board was considering canceling this limit for all proxy voters, since the 15% limit previously applied to proxy voters with the exception of the Chairman of the Meeting in his capacity as legal proxy voter.

Today, the Board of Directors recommends removing the discrepancy between the situation applicable to the Chairman and that of other proxy holders, with the 15% threshold applying solely on an individual basis. At present, no shareholder in the Company meets this threshold.

VII - Renewal of financial authorizations

Authorization to increase capital within a maximum overall limit

The *twelfth* and *thirteenth resolutions* authorize the Board of Directors to increase the capital stock, up to a maximum overall limit, by issuing securities with an immediate or deferred equity component, with or without preferential subscription rights, or by incorporating reserves, retained earnings or additional paid-in capital.

The limit had been set at EUR 600 million (excluding the incorporation of reserves, retained earnings or additional paid-in capital) by the General Meeting of April 18, 2000, which granted the authorization for a twenty-six month period.

It seems necessary to maintain this EUR 600 million limit in order to reinforce the Group's development and financing resources, notably with a view to carrying out acquisitions.

In this respect, on the basis of article L 225-129 of the *French Commercial Code:*

– the *twelfth resolution* is designed to authorize the Board of Directors to increase the Company's capital stock, within a maximum overall limit of EUR 600 million, through the issue of any securities (except preferred shares, non-voting preferred-dividend shares and investment certificates) resulting in said capital increase and, within a maximum limit of EUR 1.2 billion, by incorporating reserves, retained earnings or additional paid-in capital;

– the *thirteenth resolution* sets the limit to the capital increase that can be carried out without preferential subscription rights at EUR 600 million, with the corresponding authorization applicable notably to the exchange of shares under a public offer.

These authorizations, which are valid for a twenty-six month period, cancel those granted in 2000, for the remaining term of the same.

The transactions covered by the *fifteenth* and *sixteenth resolutions* submitted for approval by shareholders remain outside the scope of these resolutions.

Moreover, the following comments apply to these resolutions:

a) Maximum limits set for capital increases

The *twelfth resolution*, which authorizes the issue of securities with preferential subscription rights, sets the maximum nominal amount of the capital increase resulting from the issue of securities giving access to Société Générale's capital at EUR 600 million.

This amount is subject to additional capital increases arising from the adjustment of the rights of holders of certain securities in the event of the issue of new securities, where applicable.

Any immediate, deferred or potential capital increases corresponding to issues with preferential subscription rights or, under the *thirteenth resolution,* without preferential subscription rights, are subject to this limit.

A special limit is nonetheless applied to capital increases made by incorporation of reserves, retained earnings, additional paid-in capital or any other item that may be incorporated into

capital; this limit is set at EUR 1.2 billion, and is added, where applicable, to the previous limit.

These transactions may be carried out either via the allocation of free shares to shareholders or by increasing the nominal value of existing shares. They are of a different nature to the issue of securities, since they have no impact on the volume of the Company's shareholders' equity.

Furthermore, the resolution stipulates that the maximum nominal amount of issues of debt securities with an equity component may not exceed EUR 4 billion.

The authorization submitted for approval entails shareholders' express surrender of their preferential subscription rights to any other securities with an equity component to which the securities issued may give right via subscription, exchange, issue of a certificate or any other means.

The *thirteenth resolution*, as required by law, separates the maximum limit relating to transactions that may be carried out without preferential subscription rights. This authorization is necessary to afford the Board of Directors the possibility of reducing formalities and shortening the regulatory timeframe required to carry out an issue by placement on either the French market or international markets, or both simultaneously, in line with market conditions. This placement method is a means of broadening the Company's shareholder base, and thus its brand awareness, as well as optimizing shareholders' equity.

The overall maximum limit of such issues is also set at EUR 600 million, which corresponds with the principle of authorizations previously granted to the Board of Directors by the General Meeting.

In the event of issues made within this limit, the Board may reserve shareholders a priority subscription period during which time they may subscribe for shares before the public. This is only possible for issues made on the French market.

The maximum nominal amount of issues of debt securities with an equity component is set at the same amount as that given in the twelfth resolution, i.e. EUR 4 billion.

In all cases, the transactions that may be carried out under this resolution must comply with the unused portion of the overall limits defined in the previous resolution, since any amount used within the framework of either resolution must comply with these limits.

b) Means of determining and justifying the issue price

Direct or deferred issues without preferential subscription rights are governed by the legal principle that third parties who are not already shareholders may not subscribe for or be allocated shares at a price below the minimum set by law. This minimum price is currently the average opening price of the share on the Paris Bourse over ten consecutive days chosen from the twenty days preceding the start of the issue (adjusted to take into account the difference in the date on which the shares bear interest if the dividend for the previous year has not yet been detached).

On the basis of this principle, the Board of Directors will set the issue price for the securities in the best interests of the company and its shareholders, taking into account all the relevant parameters, such as the general stock market trend, the market for the share, the yield spread against the market in the case of bonds, the number of shares to be subscribed for by rights attached to shares or bonds and the duration of these rights, where applicable, the issue price of the rights, and, where appropriate, the redemption terms of the same.

A fair issue price will be determined by taking into account all the elements imposed by both the law and financial market regulations.

c) Securities liable to be issued and timeframe during which share allocation rights may be exercised

Under these overall authorizations, all categories of securities with an equity component may be issued (except preferred shares, non-voting preferred-dividend shares and investment certificates). This therefore includes shares, convertible bonds or bonds redeemable in shares, warrants, composite securities and more generally all authorized securities that give or potentially give access to the Company's capital.

The rights to shares attached to these securities and the timeframe during which they may be exercised will be set in accordance with the rules applicable to the different securities at the time of the issue.

The corresponding shares may therefore be created after a period that varies according to the nature and structure of the securities issued at the outset. For example, in the event of the issue of rights to subscribe to shares in two years' time (i.e. a very short time before the expiry of the aforementioned authorizations), the capital increase resulting from the exercise of these rights will be carried out within 7 years, since the maximum time after which this type of rights may be exercised currently stands at five years.

In the event of the issue of complex securities, the corresponding potential capital increase may only be completed after

a much longer period (depending on the elements comprising the securities and the successive rights to shares by conversion, redemption or the exercise of rights attached to the same).

In any case, the Board confirms that the period during which shares may be allocated will not exceed 15 years from the date of this Meeting, for shares attached to securities issued either by the Company itself or by a company in which it directly or indirectly holds the majority stake.

Limit to the authorization to increase capital stock in case of a public share exchange offer for the Company's shares

Until 1999, shareholders regularly authorized the Board to utilize the powers granted to it to increase the Company's capital by all legal means, in compliance with current regulations, when a public tender or exchange offer for the shares of the Company is under way.

Since the publication of a recommendation of the second report of the Committee on Corporate Governance in 1999, the Board suggested that the scope of this authorization be limited, in order to put a stop to criticism that it may be used for purely defensive purposes.

The General Meeting of May 4, 2001 thus authorized the Board to increase capital in case of a public share exchange offer only to enable, where applicable, the completion of acquisitions presented to the Board prior to the launch of the offer.

Under the *fourteenth resolution*, the Board proposes that this authorization be renewed unchanged.

Continued development of employee shareholdings (authorization to issue shares reserved for employees)

In May 1997, the Extraordinary General Meeting authorized the Board to carry out capital increases reserved for Group employees up to a maximum nominal amount of FRF 400 million.

Under the fifteenth resolution, shareholders are asked to renew this authorization, which will replace that granted in May 1997 for all transactions decided after this Meeting.

Within the framework of the continued development of employee shareholdings, the authorization will be increased to a maximum nominal amount of EUR 100 million.

This authorization will be valid for five years.

It will enable the issue of reserved shares, or other securities giving access to the Company's capital, in distinct segments, where applicable:

- for employees and retired employees of Société Générale and former employees in early retirement who are members of the Company Savings Plan;
- for employees, retired employees or former employees in early retirement of Société Générale or companies and groupings affiliated to it as defined by the regulations in force, who are members of Company or Group Savings Plans;
- in accordance with the provisions of articles L225-129 and L225-138 of the *French Commercial Code* and articles L443-1 and following of the French Labor Code.

This authorization entails the cancellation, for the said employees, of the preferential subscription rights to shares or other securities with an equity component and all other securities to which the securities issued may give right.

The subscription price shall be set according to the terms and limits laid out by the aforementioned articles. As a result, this price may not be above the average opening price of the twenty trading days prior to the date of the decision that sets the subscription date, or below this average less the maximum discount accepted by legislation on the date of the Board's decision (currently 20%). In accordance with the new legal provisions, the decision setting the subscription date can be taken either by the Board of Directors or by the Chairman.

Lastly, the Board of Directors may, under the new provisions stipulated by law, allocate free shares or securities with an equity component instead of the aforementioned discount and/or employer contribution, within the limits set by article L443-5 of French labor law.

Shareholders will be informed of the definitive terms of any operations carried out under this authorization, and their impact, in the supplementary reports of the Board of Directors and the Statutory Auditors, in accordance with the legal provisions in force.

Authorization to grant share subscription or purchase options

The *sixteenth resolution* is intended to renew the possibility of granting share subscription or purchase options to certain employees and senior officers of Société Générale and to extend the scope of the authorization, which is currently limited to Société Générale and its subsidiaries, to the companies or economic interest groupings that are directly or indirectly affiliated to it according to the terms of article L225-180 of the *French Commercial Code*.

The total number of options thus granted may not give rise to the subscription or purchase of shares representing more than 10% of Société Générale's capital stock at the date on which they are granted and the maximum duration of the options may not exceed 10 years from this date.

The subscription or sales price will be set in accordance with the legal provisions in force on the date on which the options are granted. In accordance with current provisions, the subscription price may not be less than 80% of the average opening price of the twenty trading days prior to the allocation date and the sale price may not be less than 80% of the average purchase price of shares held. It is underscored that the Board's policy since 1998 has been to grant a discount against the average subscription price only exceptionally.

Furthermore, in accordance with current laws, the options may not be granted:

- during the ten trading days before or after the date of publication of the consolidated financial statements,

- between the date on which the Company's management bodies receive information which, if made public, could have a significant impact on the Company's share price, and ten trading days after the said information is made public,

- or less than twenty trading days after the shares are traded ex-dividend or ex-rights.

This authorization, which entails shareholders' express surrender of their preferential subscription rights to any securities to be issued when the options are exercised, is valid for thirty-eight months as of the date of this Meeting and cancels that granted in May 1997, for the remaining term of the same.

The Board will inform the General Meeting of transactions carried out under this authorization each year.

VIII. Authorization to reduce capital by canceling shares

The *seventeenth resolution* seeks to renew for a twenty-six month period the authorization granted to the Board on April 18, 2000 to cancel the Company's own shares under the authorizations granted by shareholders within the framework of the share buyback programs, up to a maximum amount of 10% of capital in any twenty-four month period.

In application with regulations governing credit institutions, such transactions shall be carried out with the authorization of the Credit Institution Council of the Banque de France (Comité des établissements de crédit et des entreprises d'investissement).

IX - Delegation of authority

As in the past, the *eighteenth resolution* delegates general authority for formalities.

Special report of the statutory auditors on certain related party transactions

(Free translation of the French original)

For the year ended December 31, 2001

To the Shareholders of Société Générale,

In our capacity as statutory auditors of your Company, we are required to report on certain contractual agreements with certain related parties.

We are not required to ascertain whether any contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of Article 92 of the March 23, 1967 Decree, to evaluate the benefits resulting from these agreements prior to their approval.

We hereby inform you that we have not been advised of any agreements concluded during the year ended December 31, 2001 which would be covered by Article L225-38 of French Company Law *(Code de Commerce)*.

In accordance with the March 23, 1967 Decree, we have been advised that the following agreements, approved in prior years, remained effective in the year ended December 31, 2001.

Agreement with Société Foncière Sophia and AGF

On August 2, 2000, the Board of Directors of your Company approved an agreement concerning a partnership with Société Foncière Sophia. This agreement includes the followings:

– The partial disposal of the property development business of Société Générale has occurred on June 26, 2001, via the sale of 30% of the share capital of Sogéprom to Sophia for an amount of EUR 11.9 million and of 10% to AGF, for an amount of EUR 4 million. This sale is subjected to a supplementary transaction amount based on the net results for the financial years 2001 and 2002 ; no supplementary amount has been paid in respect of this transaction for the 2001 financial year.

– The disposal of all shares in Gesnov, a property and rental management company of Société Générale, has occurred on February 23, 2001 for an amount of EUR 0.9 million.

Agreement with Société Foncière Lyonnaise

On December 8, 1997, your Company signed with Société Foncière Lyonnaise, a subsidiary of Commercial Union Assurance Company plc, an agreement concerning the sale of the "Edouard VII" real estate complex. The terms and conditions of the guarantees on the operation included a rental guarantee granted to the purchaser by Société Foncière Capucines Caumartin.
No payment has been made by your Company in relation to this guarantee during the 2001 financial year.

We conducted our work in accordance with professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

Neuilly-sur-Seine and Paris, March 6, 2002

The Statutory Auditors

BARBIER FRINAULT & AUTRES
ANDERSEN

Philippe Peuch-Lestrade

Isabelle Santenac

ERNST & YOUNG AUDIT

Christian Mouillon

Resolutions submitted to the general meeting of shareholders 2002

For consideration by the meeting as an ordinary meeting

First resolution

Approval of the parent company financial statements

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, having been informed of the Board of Directors' and Statutory Auditors' reports, approves the parent company financial statements at December 31, 2001, as well as the transactions reflected in these statements and described in the reports.

The General Meeting approves net income after taxes of EUR 2,006,650,509.51 for the 2001 financial year.

Second resolution

Allocation of income and dividend payment

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, decides that of net income after taxes for the period, amounting to EUR 2,006,650,509.51, EUR 1,036,263 will be allocated to the legal reserve.

For fiscal purposes, this amount is allocated to the special reserve for long-term capital gains.

Following these allocations, the net balance stands at EUR 2,005,614,246.51. To this amount are added the retained earnings from the previous year of EUR 1,627,289,503.57. The new balance, EUR 3,632,903,750.08 constitutes income available for distribution, to be used as follows:

- allocation of EUR 309,287,957 to the special reserve for long-term capital gains,
- allocation of EUR 805,215,393.31 to retained earnings,
- allocation to common shares of total dividends of EUR 891,110,896.20. The net dividend per share with nominal value EUR 1.25 amounts to EUR 2.10, plus a tax credit of EUR 1.05 for physical persons and legal entities under the parent companies regime, or, for other shareholders, a tax credit of 15% of the dividend paid.

Shares will be traded ex-dividend on April 25, 2002 and dividends will be payable as of that date.

Following these allocations:

- reserves are increased from EUR 8,819,217,454.63 at year-end 2000, to EUR 9,579,262,586.06, including additional paid-in capital on the capital increases carried out in 2001 in the amount of EUR 449,720,911.43,
- retained earnings will stand at EUR 2,432,504,896.88, compared with EUR 1,627,289,503.57 at year-end 2000. Retained earnings may be increased by the dividends on any Société Générale shares held by the Company as treasury stock at the time dividends are paid.

The General Meeting notes, in accordance with the law, that the dividend paid on each share for the three preceding fiscal years was as follows:

(in French francs with equivalent in euros)

	[illegible]		[illegible]		2000***	
	Net dividend	Tax credit****	Net dividend	Tax credit****	Net dividend	Tax credit***
Par action	24.60	12.30				
soit en euros	3.75	1.88	6.20	3.10	2.10	1.05

* Nominal value FRF 30
** Nominal value EUR 5
*** Nominal value EUR 1.25
**** Tax credit of 50%

In accordance with articles 209 quater 1 and 223 D of the French tax code, the General Meeting decides to allocate an additional EUR 58,244,645.50 to the special reserve for long-term capital gains by transfer from other reserves.

Third resolution

Approval of the consolidated financial statements

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, having been informed of the Board of Directors' and Statutory Auditors' reports, approves the consolidated financial statements at December 31, 2001.

Fourth resolution

Agreements covered by article L 225-38 of the French Commercial Code

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, having been informed of the special report of the Statutory Auditors on the absence of related party agreements covered by article L 225-38 of the *French Commercial Code* signed during 2001, and on the implementation of such agreements that had previously

been concluded and authorized by the General Meeting, approves the transactions described in the said report.

Fifth resolution

Authorization to issue bonds and other similar securities (in particular subordinated securities, redeemable securities or undated securities)

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, having been informed of the Board of Directors' report, authorizes the Board of Directors to proceed, at its own discretion, on one or more occasions, with the creation and issue, in France or abroad, up to a maximum nominal amount of EUR 15 billion, or its equivalent, of bonds and similar securities (in particular subordinated, redeemable or undated securities) denominated either in euros, or in foreign currencies or in any other monetary units established by reference to several currencies, with or without a mortgage collateral or other type of guarantee, within the proportions, terms and periods, issue and amortization rates and conditions the Board may deem appropriate.

The General Meeting grants full powers to the Board of Directors, which retains the right to sub-delegate the same in accordance with the law, to proceed with this or these issues, as well as to determine the characteristics of the securities issued, which may include a variable rate of interest and a fixed or variable redemption premium above the nominal value, any such premium being in addition to the maximum nominal amount fixed above.

In compliance with the law, this authorization is valid for a five-year period as of the date of this decision.

This authorization will replace that granted by the Joint General Meeting of May 4, 2001 under the fourth resolution, for the remaining term of the same, as of the date of the next meeting of the Board of Directors deciding to use it.

Sixth resolution

Authorization to purchase and sell Société Générale shares

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, having been informed of the report of the Board of Directors and the information notice approved by the French Securities and Exchange Commission (Commission des opérations de bourse), authorizes the Board of Directors to purchase Société Générale shares, in accordance with article L225-209 of the *French Commercial Code*.

The purchase and sale of these shares may be carried out using any means, including options, and at any time, including in case of a public share exchange offer, in compliance with the laws in force.

The maximum purchase price is set at EUR 97 and the minimum selling price is fixed at EUR 39. These shares may be freely allocated, under the conditions stipulated by the law, in particular articles L443-1 and following of French labor law.

The number of shares thus purchased may not, on the date the purchases are made, exceed 10% of the Company's issued capital stock and the number of shares held by the Company may not exceed 10% of the capital stock.

On the basis of capital stock at February 20, 2002, a maximum number of 42,433,852 shares could be thus purchased, for a total amount of around EUR 2,630,898,824 .

This authorization is intended to allow the following operations:

- canceling shares in order to increase ROE and earnings per share;

- offering shares as part of an employee incentive scheme with respect to Group targets;

- offering employees of the Company or affiliated companies under article L233-16 of the *French Commercial Code* the possibility to purchase shares, either directly or through a Company mutual fund, under the conditions stipulated by the law, in particular articles L443-1 and following of the *French Labor Code;*

- granting stock options to employees or senior officers of the Company or affiliated companies under article L225-180 of the *French Commercial Code*;

- using securities with a view to acquiring new companies through an exchange offer or any other means, to improve the conditions of such an operation;

- holding the securities, selling or otherwise transferring them with a view to actively managing shareholders' equity in terms of the company's funding requirements;

- regulating the Company share price, by systematically acting against the prevailing market trend.

- buying or selling shares according to opportunities on the market.

The objectives set out above make no pre-suppositions as to the effective use of the buyback authorization, which will depend on requirements and opportunities.

Shares purchased may be held, sold or transferred using any means, or canceled in accordance with the authorization granted under the seventeenth resolution of the Joint Shareholders' Meeting.

Full powers are granted to the Board of Directors to use this authorization, with the option of delegating all the necessary powers to the Chairman or a Chief Executive Officer or any member of General Management, to:

- carry out transactions, formalities and declarations;
- adjust the purchase or sale price of the shares as well as the number stipulated above in line with the impact that these transactions have on the value and the number of outstanding shares, should the nominal share value be modified, should capital stock be increased through incorporation of reserves or allocation of bonus shares, should there be a stock spilt or reverse split, should the capital be reduced, should reserves or other assets be distributed or any other transaction carried out on capital stock.

This authorization is valid for an eighteen-month period.

This authorization will replace, as of the date on which the Board of Directors decides to use it, that granted by the Joint General Meeting of May 4, 2001 under the fifth resolution, for the remaining term of the same.

Seventh resolution

Appointment of a Director, Mr Robert A. Day

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, appoints Mr Robert A. Day as a Director.

This mandate is granted for a period of four years, and will come to an end after the General Meeting to be held in 2006 to approve the financial statements of the preceding fiscal year.

Eighth resolution

Ratification of the co-option of Mr. Anthony Wyand

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, ratifies the co-option to the Board of Directors of Mr. Anthony Wyand, as decided by the Board of Directors at its meeting on February 20, 2002, as a replacement for CGNU Plc, which had resigned its seat on the Board.

This mandate is granted for the remaining term of the mandate of CGNU Plc, namely until the outcome of the General Meeting called in 2003 to approve the financial statements of the preceding fiscal year.

For consideration by the meeting as an extraordinary meeting

Ninth resolution

Amendments to the Company's by-laws to comply with the new with new legislative provisions enacted in France relating to new economic regulations (Loi "NRE" number 2001-420 of May 15, 2001).

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, having been informed of the Board of Directors' report, decides to amend the Company's by-laws to comply with the new economic regulations.

As a result, it decides to amend articles 8, 9, 10, 11,13 and 14 of the by-laws.

• Article 8

Article 8 of the by-laws now reads as follows:

"The Board of Directors determines the the Company's strategyand ensures its implementation, subject to the powers expressly attributed to the General Meeting and within the scope provided for in the corporate purpose, it considers all matters that affect the Company's operations and settles by its decisions matters which concern it."

• Article 9

Article 9 paragraph 1 now reads as follows:

"The Board of Directors elects a Chairman from among its natural person members, determines his remuneration and sets the duration of his term of office, which may not exceed that of his term of office as Director."

Article 9, paragraph 2, first sentence now reads as follows:

"No member of 70 years of age or more shall be appointed Chairman."

Article 9 is supplemented by a third paragraph, which reads as follows:

"The Chairman represents the Board of Directors. He organizes and manages its work, and reports to the General Meeting. He

ensures the Company's bodies operate correctly and in particular ensures that the Directors are able to fulfill their functions."

• **Article 10**

Article 10 of the by-laws now reads as follows:

"The Board of Directors meets as often as is required by the interests of the Company, upon convocation by the Chairman, either at the registered office or in any other place indicated in the convocation. The Board examines the questions placed on the agenda.

It will meet when at least one third of its members or the Chief Executive Officer submits a request for a meeting with a specific agenda to the Chairman.

If the Chairman is unable to attend, the Board of Directors can be convened either by one third of its members, or the Chief Executive Officer or a Chief Executive, provided they are a member of the Board.

Apart from where specifically provided for, Directors are called to meetings by letter or by any other means. In any event, the Board may always deliberate validly if all its members are present or represented."

• **Article 11**

The following paragraph is inserted after paragraph 3:

"The Chief Executive Officer attends meetings of the Board."

The fifth paragraph, which becomes the sixth paragraph, reads as follows:

"At the request of the Chairman of the Board of Directors, members of General Management, the Statutory Auditors or other persons from outside the Company with specific expertise with respect to the items on the agenda may attend all or part of a Board meeting."

• **Article 13**

Article 13 reads as follows. Note that the terms of General Management will be decided at the first Board meeting held after this General Meeting:

"The General Management of the Company is the responsibility of either the Chairman of the Board of Directors, or by any other individual appointed by the Board of Directors and having the title of Chief Executive Officer.

The Board of Directors may choose between the two general management structures, and its decision is only valid if:

- the agenda with respect to this choice is sent to members at least 15 days before the date of the Board meeting,
- at least two-thirds of Directors are present or represented.

Shareholders and third parties shall be informed of this decision in accordance with the regulations in force.

When the Chairman of the Board of Directors assumes responsibility for the general management of the Company, the provisions relating to the Chief Executive Officer shall be applicable to him.

The Chief Executive Officer shall be granted exhaustive powers to act on behalf of the Company in all matters. He shall exercise these powers within the scope of the Company's purpose and subject to those powers expressly assigned by law to meetings of shareholders and Board of Directors. He shall represent the company vis-à-vis third parties.

The Board of Directors sets the remuneration and the duration of the Chief Executive Officer's term, which may not exceed that of the dissociation of the functions of Chairman and Chief Executive Office nor, where applicable, the term of his Directorship.

No person aged 70 or more shall be appointed Chief Executive Officer. If the Chief Executive Officer in office reaches 70 years of age, his functions shall end at the end of the next Ordinary General Meeting called to approve the financial statements of the preceding fiscal year.

On recommendation by the Chief Executive Officer, the Board of Directors can appoint up to five persons to assist the Chief Executive Officer, who shall have the title of Chief Executive.

In agreement with the Chief Executive Officer, the Board of Directors determines the extent and duration of the powers granted to Chief Executives. The Board of Directors sets their remuneration. With respect to third parties, Chief Executives have the same powers as the Chief Executive Officer."

• **Article 14**

The following paragraph is inserted after paragraph 2:

"The Meeting may be publicly broadcast if decided by the Board of Directors and announced in the notice of meeting and/or convocation".

The 9th paragraph, which becomes the 10th paragraph, is amended as follows, and a new paragraph is inserted:

"These formalities must be completed at least two days, or a shorter period if mentioned in the Meeting notice, before the Meeting is held, unless the regulations in force shorten this period."

"The registration and non-transferability of shares may only be revoked in accordance with the regulations in force."

Tenth resolution

Modification of the length of the mandate of Censors

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, having been informed of the Board of Directors' report, decides to reduce the maximum duration of Censors' term of office to four years and to amend article 7 of the by-laws as follows:

The 3rd paragraph now reads as follows:

"They are appointed for a period of four years and the Board can renew their term of office or put an end to it at any time".

Eleventh resolution

Change in the limit to voting rights exercised in General Meetings

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, having been informed of the Board of Directors' report, decides to cancel the overall limit on the voting rights of proxies and to amend article 14 of the by-laws as follows:

The four paragraphs relating to limits on voting rights now read as follows:

"The number of votes at General Meetings to be used by one shareholder, either individually or as a proxy, may not exceed 15% of total voting rights at the date of the meeting.

This 15% limit does not apply to the Chairman or any other proxy with respect to the total number of voting rights they hold on a personal basis and in their capacity as proxy, provided each shareholder for which they act as proxy complies with the rule stipulated above.

For the purposes of applying these limits, shares held by a single shareholder include shares held indirectly or jointly in accordance with the conditions described in Articles L233-7 and following of the *French Commercial Code.*

This limit ceases to apply when a shareholder acquires – either directly or indirectly or jointly with another person – more than 50.01% of the company's voting rights following a public share exchange offer."

Twelfth resolution

Authorization granted to the Board of Directors to increase capital stock, up to a maximum overall limit, by issuing securities with an immediate or deferred equity component, or by incorporating reserves, retained earnings or additional paid-in capital

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, having been informed of the report of the Board of Directors and the special report of the Statutory Auditors,

1. authorizes the Board of Directors to increase the Company's capital, on one or more occasions:

a) through the issue of any securities, including freestanding warrants, with an immediate or deferred equity component, except preferred shares, non-voting preferred-dividend shares and investment certificates,

b) and/or by incorporation of reserves, retained earnings, additional paid-in capital or any other item that may be incorporated by the allocation of free shares or an increase in the nominal value of existing shares.

2. fixes the limits for the operations authorized above as follows:

- the maximum total increase in nominal capital that may result from the issue of securities authorized under 1.a) above, is EUR 600 million,
- the maximum total increase in nominal capital that may result from the incorporation authorized under 1.b) above, is EUR 1.2 billion, which is added to the overall limit set in the previous paragraph,
- the whole taking into account the amount of capital increases resulting from the adjustment of the rights of holders of certain categories of capital stock in the event of new financial transactions, where applicable.

Moreover, the maximum nominal amount of issues of debt securities with an equity component may not exceed EUR 4 billion.

- the securities provided for above may be denominated in euros, or in foreign currencies or in any other monetary unit established by reference to several currencies, up to the maximum total authorized in euros or its equivalent at the date of issue;
- in the case of issues with preferential subscription rights, the securities not subscribed for by shareholders in proportion to

their existing shareholding, or under the priority right granted to them to subscribe for shares not subscribed for by other shareholders if the Board has created such a right in connection with the issue, may be offered to the public.

This authorization entails shareholders' express surrender of their preferential subscription rights to any other securities with an equity component to which the securities issued may give rights.

4. grants full powers to the Board of Directors, which retains the right to sub-delegate said powers in accordance with the law, to:

- carry out these issues within a period of twenty-six months from the date of this meeting, to decide on the amounts, terms and conditions of the issues and, in particular, on the type and form and characteristics of the securities to be created, together with their issue price and their payment method, it being understood that the amount to be received by the Company in respect of each share issued without preferential subscription rights will not be less than the minimum amount set by the law;

- fix the terms and conditions for exercising the rights attached to the shares, notably, the date from which the shares will bear dividends, even retroactively, it being stipulated that in the case of the issue of bonds with share subscription warrants, the strike price of the share subscription right may not be less than the minimum amount set by the law;

- decide, where applicable, that the holders of shares issued through the incorporation of reserves, retained earnings and additional paid-in capital will not be allowed to sell or otherwise transfer their rights, or that they will not be allowed to sell their rights to fractions of shares and that the corresponding shares will be sold.

- limit the amount of each capital increase to the total amount of subscriptions received;

- to charge, if thought appropriate, the cost of the issues against the corresponding additional paid-in capital, and to deduct the necessary amount from this total to increase the legal reserve to a tenth of the new capital.

- note that the capital increase has been completed and to modify the by-laws accordingly;

- conclude all agreements that may be useful for the successful completion of the issue, the listing and the servicing of the securities;

- and, generally, take all measures that are appropriate, the whole in accordance with the laws and regulations in force at the time of the issues.

5. decides that this authorization replaces that granted by the eleventh resolution of the General Meeting of April 18, 2000, for remaining term of the same.

Thirteenth resolution

Limit applicable to capital increases carried out under the twelfth resolution, by the issue of securities without preferential subscription rights

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, having been informed of the report of the Board of Directors and the special report of the Statutory Auditors,

1. authorizes the Board of Directors to increase the Company's capital on one or more occasions through the issue, without preferential subscription rights, of any securities, including free-standing warrants, with an immediate or deferred equity component, as authorized under paragraph 1.-a) of the twelfth resolution, these securities being issued:

- in compensation for securities that may be offered to Société Générale in reply to a public exchange offer;

- following the issue of securities with an equity component giving access to Société Générale's capital by a company in which Société Générale directly or indirectly holds the majority stake.

2. fixes the following limits:

- the maximum total increase in nominal capital which may result from the issues of securities without preferential subscription rights is EUR 600 million,

- the maximum nominal amount of issues of debt securities with an equity component may not exceed EUR 4 billion.

- the whole within the limit of the unused portion of the maximum amounts set in the twelfth resolution.

3. decides that:

- the securities provided for above may be denominated in euros, or in foreign currencies or in any other monetary unit established by reference to several currencies, up to the maximum total authorized in euros or its equivalent at the date of issue;

- preferential subscription rights to the securities covered by this resolution will be cancelled, though the Board of Directors will have the option to reserve a priority subscription period, the length and terms of which it shall set, during which shareholders may subscribe for securities issued, in proportion to their holding, without this giving rise to the creation of transferable or negotiable rights.

This authorization entails shareholders' express surrender of their preferential subscription rights to any other securities with an equity component to which the securities issued may give rights.

4. grants to the Board of Directors the same powers as those defined under the twelfth resolution to carry out these issues within a period of twenty-six months from the date of this Meeting, it being understood that in the event of the issue of securities to compensate securities tendered under a public share exchange offer, the Board of Directors will set the exchange parity and, where applicable, the cash component payable.

5. decides that this authorization replaces that granted by the twelfth resolution of the General Meeting of April 18, 2000, for the remaining term of the same.

Fourteenth resolution

Authorization to increase capital stock in case of a public share exchange offer for the Company's shares.

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, decides that if a public share exchange offer has been made for the Company's shares the Board of Directors may only use the authorizations granted to it by the General Meeting to increase capital stock if the capital increase, which may be carried out by all legal means and in accordance with the legal provisions in force, is designed to enable the completion of acquisitions presented to the Board of Directors prior to the exchange offer and if the said capital increase is not reserved for named beneficiaries.

This decision will remain in force until the next Meeting called to approve the financial statements for the preceding fiscal year.

Fifteenth resolution

Authorization to issue shares or other securities reserved for employees and former employees

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, having been informed of the report of the Board of Directors and the special report of the Statutory Auditors, authorizes the Board of Directors, to increase the capital stock, in accordance with articles L225-129 and L225-138 of the *French Commercial Code* and articles L443-1 and following of the French Labor Code, in accordance with its own decisions, on one or more occasions, up to a maximum nominal amount of EUR 100 million, by the issue of reserved shares or other securities with an equity component, if necessary in distinct segments:

- for employees and retired employees of Société Générale and former employees in early retirement who are members of the Company Savings Plan;

- for employees, retired employees or former employees in early retirement of Société Générale or companies and groupings affiliated to it as defined by the regulations in force, who are members of Company or Group Savings Plans that provide the opportunity to participate in capital increases reserved for employees, in accordance with the provisions of the articles mentioned above.

Beneficiaries may subscribe for the shares either directly or indirectly via one or more mutual funds.

This decision entails the cancellation, for the said employees, of the preferential subscription rights to shares or other securities with an equity component to which the securities issued may give right.

This authorization is valid for five years from the date of this Meeting, and cancels that granted by the Joint Shareholders' Meeting of May 13, 1997, for its remaining term and for all transactions decided after this Meeting.

The General Meeting grants full powers to the Board of Directors, which retains the right to delegate in accordance with the law, to:

- set the terms and conditions of membership of the Group Savings Plan;

- set the subscription price for new shares, in accordance with the conditions set in article L443-5 of the French Labor Code;

- allocate free shares or securities with an equity component instead of the discount and/or employer contribution, within the limits set by article L443-5 of the *French Labor Code;*

- determine the terms and conditions of the transaction(s) to be carried out, and notably to:

  - decide upon the companies whose employees and retired employees and former employees in early retirement can subscribe to shares issued under the present authorization;

  - set the minimum length of service of beneficiaries of new shares and, within the legal limits, set the timeframe granted to subscribers to pay for these shares;

  - determine whether subscriptions must be made via a mutual fund or directly;

  - decide on the amount of the issue, the subscription price(s), the duration of the subscription period, the date on which the new shares bear dividends and more generally, the terms of each issue;

  - after each capital increase, to charge, at its discretion, the cost of the issues against the corresponding additional paid-in capital, and to deduct the necessary amount from this total to increase the legal reserve to a tenth of the new capital.

- carry out all acts and formalities to note the capital increase(s) carried out under this authorization, to amend the by-laws accordingly, and more generally, to take all necessary measures relating to the transaction.

Sixteenth resolution

Authorization to grant share subscription or purchase options

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, having been informed of the report of the Board of Directors and the special report of the Statutory Auditors, in accordance with legal requirements, notably in articles L225-177 to L225-185 and L225-209 of the *French Commercial Code:*

- authorizes the Board of Directors to grant, on one or more occasions, options to subscribe for new Société Générale shares or to purchase existing Société Générale shares;

- decides that the Board of Directors shall choose the beneficiaries of these options among the employees and senior officers defined by the law, from both Société Générale and companies and economic interest groupings that are directly or indirectly related to it according to the terms of article L225-180 of the *French Commercial Code;*

- decides that the total number of options thus granted may not give rise to the subscription or purchase of shares representing more than 10% of the Société Générale's capital stock at the date on which they are granted and that the maximum duration of the options may not exceed 10 years from their allocation date;

- sets the duration of this authorization, which replaces that granted by the Joint Shareholders' Meeting of May 13, 1997, for the remaining term of the same, at 38 months;

- decides that the share subscription or purchase price will be fixed in accordance with the legal provisions in force;

- grants full powers to the Board of Directors, which retains the right to sub-delegate within the legal limits, to implement this authorization, notably to:

  - set the conditions in which the options will be granted;

  - determine how the price and the number of shares to be subscribed for or purchased will be adjusted if the Company carries out transactions on its capital;

  - carry out all acts and formalities to note the capital increase(s) carried out under this authorization, to amend the by-laws accordingly, and more generally, to take all measures relating to the transaction.

This authorization entails shareholders' express surrender of their preferential subscription rights to any securities to be issued when the options are exercised.

Moreover, the Board of Directors will inform the General Meeting of transactions carried out under this resolution each year.

Seventeenth resolution

Authorization to reduce capital by canceling the Company's own shares

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, having been informed of the report of the Board of Directors and the special report of the Statutory Auditors, in accordance with article L225-209 of the *French Commercial Code*, authorizes the Board of Directors to:

– cancel, at its own discretion, on one or more occasions, all or part of the Company's own shares held as a result of buyback programs authorized by the General Meeting, up to a maximum amount of 10% of capital in any twenty-four month period, charging the difference between the purchase price of the shares cancelled and their nominal value against additional paid-in capital and available reserves, including the legal reserve for up to 10% of the capital cancelled.

– note that the capital reduction(s) has/have been completed, modify the by-laws accordingly and to carry out any necessary formalities;

– delegate all powers necessary to implement its decisions, in accordance with the legal provisions in force when the present authorization is used.

This authorization is granted for twenty-six months from the date of this Meeting, and replaces that granted by the Joint Shareholders' Meeting of April 18, 2000, for the remaining term of the same.

Eighteenth resolution

Delegation of authority

Full authority is delegated to a bearer of a copy or excerpt from the Minutes of this Meeting, to carry out all filings and publications related to the aforementioned resolutions.

Report of the statutory auditors on the issue of marketable securities

(Free translation of the French original)

Extraordinary General Meeting

To the Shareholders of Société Générale,

In our capacity as statutory auditors of your Company and in compliance with Articles L225-135, L228-92 and L228-95 of French Company Law, we hereby report on the proposed capital increase through the issuing of securities, with or without cancellation of preferential subscription rights, upon which you are called to vote under Resolutions 12 and 13 respectively.

Your Board of Directors proposes that it be empowered for a period of 26 months to determine the terms and conditions of these operations and requests that you waive any preferential subscription rights as set out in Resolution 13. This empowerment replaces the one granted at the Shareholders' Meeting of April 18, 2000 and described in its Resolutions 11 and 12. The maximum amount of capital raised from these issues would be EUR 600 million, with a maximum debt of EUR 4 billion.

We have reviewed the proposed issues of securities and carried out such procedures, as we considered necessary in accordance with French professional standards.

Subject to a further review of the terms and conditions of the proposed issues of securities, we have nothing to report on the methods of determination of the issue price as described in the Board of Directors' report.

Since the issue price has not yet been determined, we do not express an opinion on the final conditions for the issues of securities, and, consequently, on the proposed cancellation of preferential subscription rights, the principal of which is, however, inherent to the operation submitted for your approval.

In accordance with Article 155-2 of the March 23, 1967 decree, we will issue a supplementary report when the issues of securities have been performed by your Board of Directors.

Neuilly-sur-Seine and Paris, March 6, 2002

The Statutory Auditors

BARBIER FRINAULT & AUTRES
Andersen

Philippe Peuch-Lestrade

Isabelle Santenac

ERNST & YOUNG AUDIT

Christian Mouillon

Report of the statutory auditors on the proposed reduction in capital through the cancellation of own shares purchased or to be purchased by the company

(Free translation of the French original)

Extraordinary General Meeting

To the Shareholders of Société Générale,

In our capacity as statutory auditors of your Company and in compliance with Article L225-209 of French Company Law, we hereby report on the proposed reduction in capital by the cancellation of own shares purchased by the Company, upon which you are called upon to vote under Resolution 17.

We have reviewed the proposed reduction in capital and carried out such procedures as we considered necessary in accordance with French professional standards.

This operation involves the repurchase by your Company of its own shares, representing an amount not in excess of 10% of its total capital, in accordance with conditions stipulated by Article L225-209 of French Company Law. You are requested

to approve this operation under Resolution 6 that can be applied for a period of 18 months.

Your Board of Directors proposes that it be empowered, for a period of 26 months, to proceed with the cancellation of own shares purchased by the Company under the authorization granted to repurchase its own shares within a limit of 10% of its total capital for each period of 24 months.

We have nothing to report on the conditions of the proposed capital reduction, which will be performed after the Shareholders' Meeting has given prior approval for the Company to repurchase its own shares as described in Resolution 6.

Neuilly-sur-Seine and Paris, March 6, 2002

The Statutory Auditors

BARBIER FRINAULT & AUTRES
Andersen

ERNST & YOUNG AUDIT

Philippe Peuch-Lestrade

Isabelle Santenac

Christian Mouillon

Report of the statutory auditors on the issue of marketable securities reserved for employees and former employees

(Free translation of the French original)

Extraordinary General Meeting

To the Shareholders of Société Générale,

In our capacity of statutory auditors of your Company and in compliance with Articles L 225-135 and L 225-138 of French Company Law, we hereby report on the proposed capital increase of a maximum EUR 100 million through the issuing of shares and other securities giving rights to the capital, reserved for employees and former employees of Société Générale and related companies or company members of the Groups Saving Plan, upon which you are called to vote under Resolution 15.

Your Board of Directors proposes that it be empowered to determine the terms and conditions of this operation and requests that you waive your preferential subscription rights.

We have reviewed the proposed capital increase reserved for the employees and former employees of the Group in accordance with Article L 225-129-VII of French Company Law and carried out such procedures as we considered necessary in accordance with French professional standards.

In accordance with Article L 443-5 of French Company Law, the exercise price of the new shares will be on a par with the average market price, quoted over the previous 20 days of trading on the French stock exchange, where the Company's shares are listed, until the day preceding the Board of Directors' meeting at which the opening date for subscriptions is decided. The mark down on the price thus determined may not exceed 20%.

Subject to a further review of the terms and conditions of the proposed capital increase, we have nothing to report on the methods of determination of the issue price as described in the Board of Directors' report.

Since the exercise price has not yet been determined, we do

not express an opinion on the final terms and conditions for the increase in capital and, consequently, on the proposed cancellation of preferential subscription rights, the principal of which is, however, inherent to the operation submitted for your approval.

In accordance with Article 155-2 of the March 23, 1967 decree, we will issue a supplementary report when the increase in capital has been performed by your Board of Directors.

Neuilly-sur-Seine and Paris, March 6, 2002

The Statutory Auditors

BARBIER FRINAULT & AUTRES
Andersen

ERNST & YOUNG AUDIT

Philippe Peuch-Lestrade

Isabelle Santenac

Christian Mouillon

Report of the statutory auditors on the stock option plan

(Free translation of the French original)

Extraordinary General Meeting

To the Shareholders of Société Générale,

In our capacity as statutory auditors of your Company and in compliance with Article L225-177 of French Company Law *(Code du Commerce)* and Article 174-19 of the Decree of March 23, 1967, we hereby report on the employee stock option plan reserved for the employees and directors of Société Générale and affiliated companies, which you are called upon to vote under Resolution 16.

We reviewed the proposed conditions for the determination of the subscription or purchase price and carried out those procedures we considered necessary in accordance with French professional standards.

We have nothing to report on the proposed conditions for the determination of the subscription or purchase price.

Neuilly-sur-Seine and Paris, March 6, 2002

The Statutory Auditors

BARBIER FRINAULT & AUTRES
Andersen

ERNST & YOUNG AUDIT

Philippe Peuch-Lestrade

Isabelle Santenac

Christian Mouillon

By-laws (if approved by the General Meeting of April 23, 2002)

Type of company - Name Registered office - Purpose

Article 1

The Company, named Société Générale, is a joint-stock company incorporated by deed approved by the Decree of May 4, 1864, and is approved as a bank.

The duration of Société Générale, previously fixed at 50 years with effect from January 1, 1899, was then extended by 99 years with effect from January 1, 1949.

Under the legislative and regulatory provisions relating to credit institutions, notably the articles of the Monetary and Financial Code that apply to them, the Company is subject to commercial laws, in particular articles 210-1 and following of the French Commercial Code, as well as by the current by-laws.

Article 2

Société Générale's registered office is at 29, boulevard Haussmann, Paris 9.

In accordance with current legal and statutory provisions it may be transferred to any other location.

Article 3

The purpose of Société Générale is, under the conditions determined by the laws and regulations applicable to credit institutions, to carry out with individuals or corporate entities, in France or abroad :

- all banking transactions,
- all transactions related to banking operations, including in particular investment related services or allied services as listed by articles L321-1 and L321-2 of the Monetary and Financial Code,
- all acquisitions of interests in other companies.

Société Générale may also on a regular basis, as defined in the conditions set by the French Banking Regulation Committee, engage in all transactions other than those mentioned above, including in particular insurance brokerage.

Generally, Société Générale may carry out, on its own behalf, on behalf of a third party or jointly, all financial, commercial, industrial or agricultural personalty or realty transactions, directly or indirectly related to the above-mentioned activities or likely to facilitate the accomplishment of such activities.

Capital - Shares

Article 4

The share capital amounts to 530,423,152.50 euros. It is divided into 424,338,522 shares of 1.25 euros par value, each fully paid up.

The capital may be increased, reduced or divided into shares of different par value on decision of the competent meeting or meetings of shareholders.

Article 5

Each share gives right, in the ownership of the Company's assets and in the liquidating surplus, to a percentage equal to that fraction of the registered capital that it represents.

All shares which make up or which will make up the registered capital will be given equal rank as regards taxes. Consequently, all taxes which for whatever reason may become payable on account of capital reimbursement for certain of them only, either during the life of the Company or during its liquidation, shall be divided between all the shares making up the capital during such reimbursement so that, while allowing for the par and non-amortized value of the shares and for their respective rights, all present or future shares shall carry entitlement for their owners to the same effective advantages and to the right to receive the same net sum.

Whenever it is necessary to possess a certain number of shares in order to exercise a right, it is incumbent on shareholders who own fewer shares than the total number required to assemble the necessary number of shares.

Article 6

Shares may, in accordance with the holder's wishes, be registered or bearer shares. Such shares shall be freely negotiable unless otherwise stipulated by law.

Any shareholder acting on his own or jointly, who comes to hold directly or indirectly at least 0.5% of the capital or voting rights or a multiple thereof, must inform the Company within fifteen days of the time at which he exceeds each of these thresholds, and must also indicate in his declaration the

number of any securities he holds which may give rise to his holding capital stock in the future. Mutual fund management companies must provide this information based on the total number of shares held in the Company by the funds they manage.

Failure to comply with this requirement will be penalized in accordance with legal provisions on this matter, at the request of one or more shareholders with at least a 5% holding in the Company's capital or voting rights. The said request will be duly recorded in the minutes of the General Meeting.

Any shareholder acting on his own or jointly, is also required to inform the Company within fifteen days if the percentage of his capital or voting rights falls below each of the thresholds described in paragraph 2 above.

The Company can at any time, in accordance with current statutory and regulatory provisions, request that the organisation responsible for securities clearing provide information relating to the shares giving the right to vote in its General Meetings, either immediately or over the long term, as well as to holders of the said shares.

The rights of shareholders shall comply with applicable statutory and regulatory provisions.

Board of directors

Article 7

I – Directors

The Company is administered by a Board of Directors made up of two categories of Directors:

- Directors appointed by the Shareholders' Ordinary General Meeting
  There are at least nine of these Directors, and fifteen at the most.
  The functions of directors appointed by the Ordinary General Meeting shall expire four years after the approval of the current article. This provision does not apply to Directors in office at the time of this approval.
  However, the Ordinary General Meeting shall be able to set a term of between two and four years for the mandates of Directors it will appoint on expiry of current mandates of Directors, in order that a sufficient number of mandates of Directors appointed by this meeting will be renewed each year to enable the full renewal of all mandates in four years' time.
  When, in application of current legal and statutory provisions, a Director is appointed to replace another, then his term of office shall not exceed that term of office remaining to be served by his predecessor.

- Directors elected by personnel
  The status and methods of electing these Directors are laid down by Articles L225-27 to L225-34 of the French Commercial Code, as well as by these by-laws.
  There are three elected Directors, with one of these three representing the executives and the other two representing other personnel.
  In any event, their number may not exceed one-third of the Directors appointed by the General Meeting.
  Their term of office is three years.

Regardless of the appointment procedure, the duties of a Director cease at the end of the Ordinary General Meeting called to approve the financial statements of the previous fiscal year and held during the year in which his term of office expires.

Directors may be re-elected, as long as they meet the legal provisions, particularly with regard to age.

Each Director must hold at least two hundred shares.

II – Methods of electing Directors elected by personnel

For each seat to be filled, the voting procedure is that set forth by law.

The first Directors elected by the staff will begin their term of office during the Board of Directors' Meeting held after publication of the full results of the first elections.

Subsequent Directors shall take up office on expiration of the out-going Directors' terms of office.

If, in any circumstances and for any reason whatsoever, there shall remain in office less than three Directors before the normal end of the term of office of such Directors, vacant seats shall remain vacant until the end of such term of office and the Board shall continue to meet and take decisions validly until that date.

Elections shall be organized every three years so that a second vote may take place at the latest fifteen days before the normal end of the term of office of out-going Directors.

For both the first and second ballot, the following deadlines should be adhered to:

- posting of the date of the election at least eight weeks before the date of polling,

- posting of the lists of the electors at least six weeks before the date of polling,

- registration of candidates at least five weeks before the date of polling,

- posting of lists of candidates at least four weeks before the date of polling,

- sending of documents required for absentee voting at least three weeks before the date of polling.

The candidatures or lists of candidates other than those entered by a representative trade union should be accompanied by a document including the names and signatures of one hundred employees presenting the candidates.

Polling takes place the same day, at the work place, and during working hours. Nevertheless, the following may enter absentee votes:

- employees not present on the day of polling,

- employees working abroad,

- employees of a department or office, or seconded to a subsidiary in France not having a polling station, or who cannot vote in another office.

Each polling station consists of three elective members, with the Chairman being the oldest one among them. The Chairman is responsible for seeing that voting operations proceed correctly.

Votes are counted in each polling station, and immediately after closing of the polls; the report is drawn up as soon as the counting has been completed.

Results are immediately sent to the Head Office of Société Générale, where a centralized results station will be set up with a view to drafting the summary report and announcing the results.

Methods of polling not specified by Articles L225-27 to L225-34 of the French Commercial Code or these articles of incorporation, are decreed by the General Management after consulting with representative trade unions.

III – Censors

On the proposal of the Chairman, the Board of Directors may appoint one or two censors.

Censors are convened and attend Board of Directors' meetings in a consultative capacity.

They are appointed for a period not exceeding four years and the Board can renew their term of office or put an end to it at any time.

They may be selected from among the shareholders or non-shareholders, and receive an annual remuneration determined by the Board of Directors.

Article 8

The Board of Directors determines the Company's strategy and ensures its implementation. Subject to the powers expressly attributed to the General Meeting and within the scope provided for in the corporate purpose, it considers all matters that affect the Company's operations and settles by its decisions matters which concern it.

Article 9

The Board of Directors elects a Chairman from among its natural person members, determines his remuneration and sets the duration of his term of office, which may not exceed that of his term of office as Director.

No member of 70 years of age or more shall be appointed Chairman. If the Chairman in office reaches the age of 70, his duties shall cease after the next Ordinary General Meeting called to approve the financial statements of the preceding fiscal year.

The Chairman represents the Board of Directors. He organizes and manages its work, and reports to the General Meeting. He ensures the Company's bodies operate correctly and in particular ensures that the Directors are able to fulfil their functions.

Article 10

The Board of Directors meets as often as is required by the interests of the Company, upon convocation by the Chairman, either at the registered office or in any other place indicated in the convocation. The Board examines the questions placed on the agenda.

It will meet when at least one third of Board members or the Chief Executive Officer submits a request for a meeting with a specific agenda to the Chairman.

If the Chairman is unable to attend, the Board of Directors can be convened either by one third of its members, or the Chief

Executive Officer or a Chief Executive Officer "délégué"[1], provided they are a member of the Board.

Apart from where specifically provided for, Directors are called to meetings by letter or by any other means. In any event, the Board may always deliberate validly if all its members are present or represented.

Article 11

Board meetings are chaired by the Chairman of the Board of Directors, or in his absence, by a Director designated for this purpose at the beginning of the meeting.

Every Director may give his proxy to another Director, but a Director may act as proxy for only one other Director and a proxy can only be given for one specific meeting of the Board.

In all cases, deliberations of the Board are valid only if at least half the members are present.

The Chief Executive Officer attends meetings of the Board.

One or several delegates of the Central Works Council attend Board meetings, under conditions laid down by the legislation in force.

At the request of the Chairman of the Board of Directors, members of General Management, the Statutory Auditors or other persons from outside the Company with specific expertise with respect to the items on the agenda may attend all or part of a Board meeting.

Resolutions are adopted by a majority vote of the Directors present or represented. In the event of a tie, the Chairman holds a casting vote.
A member of management staff named by the Chairman serves as Secretary of the Board.

Minutes are prepared and copies or extracts certified and delivered in accordance with the law.

Article 12

Members of the Board may receive Director's fees in the form of a global sum set by the General Meeting distributed by the Board among its members as it sees fit.

(1) Legal term when another person in the Company has the function of CEO.

General Management

Article 13

The General Management of the Company is the responsibility of either the Chairman of the Board of Directors, or any other individual appointed by the Board of Directors to act as Chief Executive Officer.

The Board of Directors may choose between the two general management structures, and its decision is only valid if:

- the agenda with respect to this choice is sent to members at least 15 days before the date of the Board meeting,

- at least two-thirds of Directors are present or represented.

Shareholders and third parties shall be informed of this decision in accordance with the regulations in force.

When the Chairman of the Board of Directors assumes responsibility for the general management of the Company, the provisions relating to the Chief Executive Officer shall be applicable to him.

The Chief Executive Officer shall be granted exhaustive powers to act on behalf of the Company in all matters. He shall exercise these powers within the scope of the Company's purpose and subject to those powers expressly assigned by law to meetings of shareholders and Board of Directors. He shall represent the company vis-à-vis third parties.

The Board of Directors sets the remuneration and the duration of the Chief Executive Officer's term, which may not exceed that of the dissociation of the functions of Chairman and Chief Executive Office nor, where applicable, the term of his Directorship.

No person aged 70 or more shall be appointed Chief Executive Officer. If the Chief Executive Officer in office reaches 70 years of age, his functions shall end at the end of the next Ordinary General Meeting called to approve the financial statements of the preceding fiscal year.

On recommendation by the Chief Executive Officer, the Board of Directors can appoint up to five persons to assist the Chief Executive Officer, who shall have the title Chief Executive Officer "délégué".

In agreement with the Chief Executive Officer, the Board of Directors determines the extent and duration of the powers

granted to Chief Executive Officers "délégués". The Board of Directors sets their remuneration. With respect to third parties, Chief Executive Officers "délégués" have the same powers as the Chief Executive Officer.

Shareholders' meeting

Article 14

The General Meeting is made up of all Société Générale shareholders.

It is called and deliberates as provided by legal provisions in force.

The Meeting may be publicly broadcast if decided by the Board of Directors and announced in the notice of meeting and/or convocation.

It meets at the Company's head office or in any other place in metropolitan France indicated in the convocation notice.

Such meetings are chaired by the Chairman of the Board or in his absence by a Director appointed for the purpose by the Chairman of the Board.

Regardless of the number of shares held, every shareholder has the right, upon proof of his identity, to participate in the General Meetings, by personally attending them, by returning his ballot by mail or by a representative, provided:

- in the case of holders of registered shares, that their names are entered in the Company registry;
- in the case of holders of bearer shares, that they have deposited at the place mentioned in the convocation notice, a certificate delivered by a qualified person stating that the shares in their account are unavailable until the date of the Meeting,

and, where applicable, to provide the Company with proof of their identity, in line with the legal provisions in force.

These formalities must be completed at least two days, or a shorter period if mentioned in the Meeting notice, before the Meeting is held, unless the regulations in force shorten this period.

The registration and non-transferability of shares may only be revoked in accordance with the regulations in force.

Shareholders may participate in General Meetings by videoconference or any other means of telecommunication authorized by the law, subject to the conditions set by the law and when stipulated in the meeting notice.

As from January 1, 1993, double voting rights in relation to the share of capital stock they represent are allocated to all those shares which are fully paid up and which have been registered in the name of the same shareholder for two years. Double voting rights are also allocated to new registered shares that may be allocated freely to a shareholder in respect of the shares with double voting rights already held by him, on the occasion of an increase in capital stock by incorporation of reserves, unappropriated retained earnings, net income or additional paid-in capital.

The number of votes at General Meetings to be used by one shareholder, either individually or by a proxy, may not exceed 15% of total voting rights at the date of the Meeting.

This 15% limit does not apply to the Chairman or any other proxy with respect to the total number of voting rights they hold on a personal basis and in their capacity as proxy, provided each shareholder for which they act as proxy complies with the rule stipulated above.

For the purposes of applying these limits, shares held by a single shareholder include shares held indirectly or jointly in accordance with the conditions described in Articles L233-7 and following of the French Commercial Code.

This limit ceases to apply when a shareholder acquires – either directly or indirectly or jointly with another person – more than 50.01% of the company's voting rights following a public share exchange offer.

In all General Meetings of shareholders the voting right attached to shares which entail an usufructuary right, is exercised by the usufructuary.

Special meetings

Article 15

When there exist different categories of shares, special meetings must be convened for the holders of shares in such categories to discuss and vote in the conditions provided for by the regulations in force.

They meet at the head office or in any other place within metropolitan France indicated on the convocation notice.

They are chaired in the same manner as the General Meetings and the right to vote at these meetings is exercised under the same terms.

Auditors

Article 16

Auditors are appointed and discharged of their duties according to the applicable statutory and regulatory provisions

Annual accounts

Article 17

The fiscal year is the calendar year.

The Board prepares the financial statements for the year under the conditions fixed by the applicable laws and regulations.

All other documents prescribed by the applicable laws and regulations are also drawn up.

Article 18

The results of the year are determined in accordance with applicable regulatory and statutory provisions.

A deduction is made from the profits of the year reduced by any previous losses, of at least 5% to constitute the reserve fund prescribed by law until the said fund reaches 10% of the capital.

Net income available after this transfer, increased by net income brought forward, if any, constitutes income available for distribution, to be successively allocated to ordinary, extraordinary or special reserves or to be carried forward in those amounts which the General Meeting may deem useful, upon the recommendation of the Board of Directors.

The balance is then distributed to shareholders in proportion to their shareholding.

The shareholders' General Meeting approving the annual accounts may, with regard to the whole or part of the dividend or interim dividend, grant each shareholder the option to choose between payment of the dividend or interim dividend in cash or payment in shares in accordance with the conditions set by the laws in force. The shareholder will have to exercise his option on the whole dividend or interim dividend attached to his shares.

Other than cases of reduction of capital, no distribution may be made to shareholders if the capital of the Company is or may subsequently become less than the sum of capital and reserves that the law or the articles by-laws do not allow to be distributed.

Dissolution

Article 19

In the event Société Générale is wound up and unless otherwise provided by law, the General Meeting determines the method of liquidation, appoints the liquidators on proposal by the Board of Directors and continues to exercise its assigned powers during said liquidation until completion thereof.

The net assets remaining after repayment of the par value of the shares are distributed among the shareholders, in proportion to their share of the capital.

CAPITAL INCREASE RESERVED FOR EMPLOYEES

Supplementary report of the Board of Directors

(Article 155-2 of the decree of March 23, 1967)

I - Decision to carry out a capital increase reserved for employees

The Board of Directors, under the authorization granted to it by the Extraordinary General Meeting of May 13, 1997 for a maximum nominal amount of FRF 400 million, decided on February 20, 2002 to carry out, in accordance with article L 443.5 of the French Labor Code, a further capital increase reserved for those Société Générale employees and former employees who are members of the Company Savings Plan and for those employees and former employees of Crédit du Nord and its subsidiaries, who are members of the Group Savings Plan. This increase is to be carried out through mutual funds created under these plans.

Under the current authorization, a capital increase was carried out in 1998, in the nominal amount of FRF 55.7 million, or 1,855,360 shares, followed by a second in 1999, in the nominal amount of EUR 8.5 million, or 1,697,190 shares, a third in 2000 in the amount of EUR 6.7 million, or 5,389,594 shares with nominal value EUR 1.25, and a fourth in 2001, in the nominal amount of EUR 5.9 million, or 4,747,048 shares.

II - Amount of the increase

The Board has set the total amount of the increase at EUR 15 million in nominal value, bearing in mind the special regulations applicable to capital increases reserved for employees, which require that they be only made for the amount subscribed for.

The final amount of the capital increase will be known only when all the subscriptions have been counted. The period for collecting subscription forms from employees runs from March 6 to March 20 for employees and former employees of Société Générale and from March 27 to April 10, 2001 for employees and former employees of Crédit du Nord and its subsidiaries.

The Board has decided that this increase will be carried out in two tranches:

- One reserved for employees and former employees of Société Générale, in the nominal amount of EUR 14.1 million, corresponding to the issue of 11,280,000 shares of EUR 1.25 nominal value each.

- One reserved for employees and former employees of Crédit du Nord and its subsidiaries, in the nominal amount of EUR 0.9 million, corresponding to the issue of 720,000 shares of EUR 1.25 nominal value each.

III - Issue price

Within the limits set by article L 443.5 of the French Labor Code and by the decisions of the Extraordinary General Meeting of May 13, 1997, the issue price for the shares has been fixed as follows:

- For individual subscriptions below or equal to EUR 20,000, the issue price is set at EUR 52.86, 20% below the average opening stockmarket price of the Société Générale share on the twenty trading days preceding February 20, 2002.

- For subscriptions in excess of EUR 20,000 and up to a maximum of EUR 40,000, the issue price is set at EUR 66.07, the average opening stockmarket price of the Société Générale share on the twenty trading days preceding February 20, 2002.

IV - Effect of the capital increase

1. Theoretical effect on net assets per share

Based on the financial statements at December 31, 2001, after appropriation of net income for the year, net assets per Société Générale share amounted to EUR 30.43.

If this issue were subscribed for its maximum nominal amount of EUR 15 million (or 12,000,000 new shares), at the discounted price of EUR 52.86 per share, a total of EUR 634.3 million would be raised and net assets per share would thus increase to EUR 31.06.

2. Theoretical effect on the market price

This effect depends on the evolution of the share price in relation to its current level, and on the success of the issue.

If the maximum limit were reached and if the market price remained unchanged from the average opening price on the twenty trading days preceding February 20, of EUR 66.07, and if all new shares were issued at the discounted price of EUR 52.86 per share, market capitalization would be increased to EUR 29.146 billion, for a total number of shares increased to 443,538,522. The theoretical effect of the increase would therefore be a fall of 0.54%, with the theoretical market price of the share being equal to 99.46% of its level before the issue.

It should be noted that the above measure of the potential dilutive effect of the issue is theoretical, and will be altered by the profitability of the funds received.

Supplementary report of the statutory auditors on the capital increase reserved for employees

To the Shareholders of Société Générale,

In our capacity as statutory auditors of your Company, and in compliance with Article 155-2 of the Decree of March 23, 1967, we present below a supplementary report to the special statutory auditors' report of March 13, 1997 on the issue of shares reserved for employees and approved by the Extraordinary Shareholders' Meeting of May 13, 1997.

The Shareholders empowered your Board of Directors to determine the terms and conditions of the operation.

Thus empowered, on February 20, 2002, your Board of Directors decided to proceed with an increase in capital of EUR 15 million, the maximum amount authorized, through the issue of shares to be subscribed in cash in two tranches, the first tranche, for an amount of EUR 14.1 million, reserved for Société Générale employees and former employees who are members of the Group Savings Plan, and the second tranche, for an amount of EUR 0.9 million, for employees and former employees of Crédit du Nord and its subsidiaries (Banque Nuger, Banque Courtois, Banque Rhône-Alpes, Banque Lenoir et Bernard, Banque Laydenier, Banque Kolb et Banque Tarneaud) who are also members of the Group Savings Plan.

We have verified that the terms and conditions of these operations are consistent with the powers granted to your Board of Directors by the Shareholders on May 13, 1997 and with the information submitted at the Meeting. We have nothing to report thereon.

We have verified the information used for determining the issue price and the final amount of the share issue included in the supplementary report of the Board of Directors. We have also reviewed the figures presented in the report and carried out such procedures as we considered necessary in accordance with French professional standards.

We confirm the sincerity of the information taken from the Company's financial statements and included in the supplementary report of the Board of Directors.

We have nothing to report on the reasons for the proposed cancellation of preferential subscriptions rights, on the calculations used to determine the issue price nor on the final amount of the capital increase.

We also have nothing to report on the impact of the issue for the existing shareholders on the net assets, nor on the market price of the share.

Neuilly-sur-Seine and Paris, March 6, 2002

The Statutory Auditors

BARBIER FRINAULT & AUTRES
Andersen

ERNST & YOUNG AUDIT

Philippe Peuch-Lestrade

Isabelle Santenac

Christian Mouillon

ADDITIONAL INFORMATION

General description of the company

Corporate name
Société Générale

Head office
29, boulevard Haussmann, 75009 Paris

Legal form
Société Générale is a French limited liability company *(Société Anonyme)*, registered in France and having the status of a bank.

Governing law
Subject to the legal and regulatory provisions relating to credit institutions, notably the applicable articles of the Monetary and Financial Code, the Company is governed by commercial legislation, in particular articles 210-1 and following of the French Commercial Code *(Code de Commerce)*.

Date of formation and duration
Société Générale was incorporated by deed approved by the decree of May 4, 1864. The company will expire on December 31, 2047, unless it is wound up or its duration extended.

Corporate purpose (article 3 of the by-laws)
The purpose of Société Générale is, under the conditions determined by the laws and regulations applicable to credit institutions, to carry out with individuals and corporate entities, in France and abroad:

- all banking transactions,
- all banking-related transactions, including in particular investment-related services or allied services as listed in articles L 321-1 and 321-2 of the Monetary and Financial Code,
- all acquisitions of interests in other companies.

Société Générale may also engage on a regular basis in all transactions other than those listed above, including in particular insurance brokerage, under the conditions set by the French Banking and Financial Regulations Committee *(Comité de la Réglementation Bancaire et Financière)*.

Generally, Société Générale may also carry out, for itself and on behalf of third parties or in joint venture, all financial, commercial, industrial, agricultural, investment and real property operations, directly or indirectly related to the above or with the aim of aiding in their accomplishment.

Registration number
Société Générale is registered in the Commercial Register (Registre du Commerce) under number:
552 120 222 RCS Paris.
Its activities code is APE 651C.

Company reports and documents
All Société Générale's reports and documents, including in particular its By-laws *(Statuts)*, financial statements and reports submitted to shareholders' meetings by the Board of Directors and the Statutory Auditors may be inspected at the Company's administrative offices, Tour Société Générale, 17, Cours Valmy, 92972 Paris-La-Défense Cedex, France.

The current version of the By-laws has been registered with public notaries "Maîtres Thibierge, Pône, Pecheteau, Fremeaux, Palud et Sarrazin", in Paris, France.

Fiscal year
The fiscal year starts on January 1 and ends on December 31.

Allocation and distribution of income (article 18 of the by-laws)
Net income for the year is determined in accordance with currently applicable laws and regulations.

At least 5% of net income for the year, less previous accumulated losses if any, must, by law, be set aside to form a legal reserve until this reserve reaches one-tenth of the amount of capital stock.

Net income available after this transfer, increased by net income brought forward, if any, constitutes income available for distribution to be carried forward or allocated to ordinary, extraordinary or special reserves in those amounts which the General Meeting may deem useful, upon the recommendation of the Board of Directors. The remaining balance is then paid out to shareholders in proportion to their shareholdings.

The General Meeting called to approve the financial statements for the year may, in respect of all or part of final or interim dividends proposed for distribution, offer each shareholder the option to receive payment of his final or interim dividend in cash or in shares, under the conditions laid down by current regulations. The shareholder who exercises this option must do so for all the final or interim dividends attributable to his entire shareholding.

Except in the case of a reduction in capital stock, no distribution to shareholders may take place if shareholders' equity is, or will be as a result of such distribution, less than an amount equal to the sum of capital stock and those reserves which by law or under the By-laws are not available for distribution.

Shareholders Meetings (articles 6 and 14 of the by-laws)

The General Meeting includes all shareholders of Société Générale.

It is called and deliberates under the conditions provided by law.

It is held at the head office or at any other place in France as indicated in the notice of meeting.

Without consideration as to the number of shares he holds, any shareholder has the right to take part in general meetings, on proof of identity, either by attending personally, by voting by mail using a special form, or by appointing a proxy, provided however:

- if he holds registered shares, that his name is recorded in the Company's share register;
- if he holds bearer shares, that he has deposited, at a place indicated in the notice of meeting, a certificate issued by an authorized intermediary establishing that his shares are not available for sale before the date of the Meeting.

These formalities must be carried out at least two days before the Meeting.

Double voting rights for each share of the capital stock are attributed to all those shares which are fully paid up and which have been registered in the name of the same shareholder for a least two years, as from January 1, 1993. Double voting rights are also attributed to new registered shares that may be allocated free to a shareholder in respect of the shares with double voting rights already held by him, on an increase in capital stock by incorporation of reserves, unappropriated retained earnings, net income or additional paid-in capital.

The number of votes that can be exercised at Shareholders' Meetings by one person, either personally or as a proxy, may not exceed 15% of total voting rights existing on the date of the Meeting.

For the purposes of applying this limit, shares held indirectly or jointly under the terms defined by the provisions in force are considered as being held by the said person.

The limit also applies to each proxy mandate returned to the company where no proxy is designated and for which the Chairman of the Meeting exercises the voting rights as the legal proxy. Subject to this provision, the limit does not apply to the total number of votes cast under these proxies, by the Chairman of the Meeting.

The limit ceases to apply when a shareholder holds more than 50.01% of voting rights in the Company either directly, indirectly or jointly, following a public offer.

In all General Meetings, the right to vote attached to a share in beneficial ownership belongs to the beneficial owner.

Disclosure of changes in holdings Declaration thresholds laid down in the by-laws (article 6 of the by-laws)

Any shareholder who, acting alone or jointly with others, holds directly or indirectly at least 0.5% of the capital or the voting rights of the Company or a multiple of such percentage must disclose this situation to the Company within a period of fifteen days from the date of reaching this threshold. He must also indicate the number of securities he owns which give access to capital stock at a future date. Similarly, mutual fund management companies must provide this information on the total number of shares held in the Company by the funds they manage.

Non-compliance with this obligation is sanctioned as provided by law, at the request, entered into the minutes of the General Meeting, of one or more shareholders holding at least 5% of the capital or the voting rights in the Company.

Any shareholder, acting alone or jointly with others, must also inform the Company within a period of fifteen days when the percentage of the capital or the voting rights he holds falls below any of the thresholds described above.

Business of Société Générale

History

Société Générale was founded in 1864 by public subscription. It rapidly became involved in the financing of industrial and infrastucture investments through lending, equity investments and bond issues.

Société Générale progressively built up a nationwide network, with 1,500 branches in 1940, compared with 32 in 1870. This network still remains the core of its business.

After the Franco-Prussian war in 1870, the Alsace-Moselle branches were transferred to a German law subsidiary, Société Générale Alsacienne de Banque (Sogénal).

Société Générale opened its first foreign office in London in 1871. It has since rapidly developed an international network through the extension of Sogénal's network into central Europe (Germany, Austria, Switzerland and Luxembourg), by establishing branches in North Africa in 1909-1911 and later in the United States (1940).

Société Générale was nationalized in 1945, and it played an active role in financing post-war reconstruction and meeting the needs born of the thirty years of rapid economic growth that followed the Second World War. It contributed to the spread of new financing techniques (such as medium-term discountable credit, off-balance sheet operations and lease finance).

Following the liberalization of the French banking system in 1966, Société Générale diversified its activities and reached out to new categories of customers. In particular, it expanded its clientele of individual customers.

Fully owned by the French state after its second nationalization in 1982, Société Générale was returned to the private sector when it was privatized in July 1987.

The acquisition of Crédit du Nord in 1997 confirms the Société Générale Group's commitment to take full advantage of the restructuring and concentration within the French banking system.

Société Générale has expanded considerably since 1997, notably extending its international presence via acquisitions in its different businesses. The Group has developed its retail banking network outside France with acquisitions in Romania, Madagascar, Chad, Slovenia and the Czech Republic, and in particular acquired Hambros in Private Banking, Cowen in Investment Banking, GEFA-ALD in Specialised Financial Services and Yamaïchi and TCW in Asset Management.

Person responsible for the Reference Document and persons responsible for the audit of the financial statements

Person responsible for the Reference Document

Daniel Bouton

Chairman of the Board of Directors of Société Générale.

Certification of the person responsible for the Reference Document

To the best of my knowledge, the information set out in the reference document is true and includes all the information needed by investors to form an opinion regarding Société Générale's assets and liabilities, business, financial position, results and prospects. There are no omissions that could impair its meaning.



Chairman and Chief Executive Officer
Daniel Bouton

Persons responsible for the audit of the financial statements

Statutory Auditors

Name: Cabinet Ernst & Young Audit represented by Christian Mouillon
Address: 4, rue Auber – 75009 Paris, France
Date of first appointment: April 18, 2000
Term of office: six fiscal years
End of current office: at the close of the Shareholders' General Meeting which will approve the financial statements for the year ended December 31, 2005.

Name: Barbier, Frinault & Autres (Andersen) represented by Philippe Peuch-Lestrade and Isabelle Santenac
Address: 41, rue Ybry - 92576 Neuilly-sur-Seine, France
Date of first appointment: April 18, 2000
Term of office: six fiscal years
End of current office: at the close of the Shareholders' General Meeting which will approve the financial statements for the year ended December 31, 2005.

Substitute Statutory Auditors

Gabriel Galet
Thierry Gorlin

Report of the statutory auditors on the registration document (document de référence)

(Free translation of the French original)

For the year ended December 31, 2001

To the Shareholders of Société Générale,

In our capacity as statutory auditors of Société Générale and in compliance with the Commission des Opérations de Bourse (the French stock exchange regulatory body), Regulation n° 98-01, we have verified, in accordance with French professional standards, the information in respect of the financial position and historic financial statements included in the accompanying Registration Document (Document de Référence).

This Registration Document is the responsibility of Management. Our responsibility is to issue an opinion on the fairness of the information contained therein with respect to the financial position and financial statements.

We conducted our review in accordance with French professional standards. This review consisted in assessing the fairness of the information on the financial position and financial statements and to verify their consistency with the audited financial statements. We also reviewed other financial information contained in the Registration Document in order to identify any significant inconsistency with information in respect of the financial position and financial statements and to bring to your attention any obvious misstatements we noted based on our general understanding of the Company gained through our audit. The forecasts provided in the Registration Document are the application of the expectations and intentions of Management's strategy and not individual projected items of information obtained through a formalized process.

Barbier Frinault & Autres – Andersen - and KPMG Audit issued an unqualified opinion on the annual and consolidated financial statements for the year ended December 31, 1999 drawn up by the Board of Directors, in accordance with French professional standards.

We performed an audit on the annual and consolidated financial statements for the years ended December 31, 2000 and December 31, 2001 drawn up by the Board of Directors, in accordance with French professional standards. Our reports were unqualified but contained the following emphasis of matters:

- For year ending December 31, 2000, Note 1 to the annual financial statements disclosed a change to the presentation of the annual financial statements following the early application of the regulation CRC2000-3 rule relating to the presentation of annual financial statements of credit institutions.
- For year ending December 31, 2000, Notes 1 and 38 to the consolidated financial statements disclosed a change in accounting principles coming from the application of the consolidation rules prescribed by regulation CRC 99-07. Note 1 also disclosed a change to the presentation of the consolidated financial statements following the early application of the regulation CRC 2000-04 rules relating to the presentation of consolidated financial statements of credit institutions.
- For year ending December 31, 2001, Notes 1 and 15 to the consolidated financial statements disclosed the application of a change in accounting principles coming from the application of the new consolidations rules prescribed by regulation CRC 2000-5 relating to the consolidation of entities governed by the Insurance Code.

We have nothing to report with respect to the fairness of the information on the financial position and financial statements contained in the Registration Document.

Neuilly-sur-Seine and Paris, March 20, 2002

The Statutory Auditors

BARBIER FRINAULT & AUTRES
Andersen

ERNST & YOUNG AUDIT

Philippe Peuch-Lestrade

Isabelle Santenac

Christian Mouillon

CROSS-REFERENCE INDEX

The cross-reference index below indicates the principal elements required under Regulations 98-01 of the Commission des Opérations de Bourse and the corresponding pages in the annual report on which they appear.

Internet: www.ir.socgen.com

Investor relations

Gilles Bazy-Sire
Tel.: 33 (0) 1 42 14 01 97

Individual shareholders

Toll free number (from France only): 0 800 850 820
Fax: 33 (0) 1 41 45 92 27
E-mail: actionnaires.individuels@socgen.com

Institutional investors

Tel.: 33 (0)1 42 14 47 72
Fax: 33 (0) 1 42 13 00 22
E-mail: investor.relations@socgen.com

Press relations

Jérôme Fourré
Tel.: 33 (0) 1 42 14 25 00
E-mail: *jerome.fourre@socgen.com*

Stéphanie Carson-Parker
Tel.: 33 (0) 1 42 14 95 77
E-mail: stephanie.carson-parker@socgen.com

Tel.: 33 (0) 1 42 14 49 48
Fax: 33 (0) 1 42 14 28 98

Communication Division

Tour Société Générale
92972 Paris – La Défense Cedex

Société Générale

Head-office:
29, boulevard Haussmann
75009 Paris
Tel.: 01 42 14 20 00
A French corporation founded 1864
Capital stock: EUR 530,423,152.50
552 120 222 RCS Paris

Translation

Willemetz Consultants

Design

wprintel – *Christophe Syren*

Production

wprintel, Communication
and Publishing Consultants

Printing STIPA

Photos

Métis: Patrick Messina, Marie-Paule Nègre.
Photo libraries of Société Générale
and SG Asset Management.
Jean-Marie Gras, Xavier Lambours,
Paul Schneck, Véronique Védrenne,
Philippe Zamora.
Getty, Superstock, TBWA Corporate©
D. Douieb, X.



